OFFERING MEMORANDUM

Miller Brewing Company

$600,000,000 4.25% Guaranteed Notes due 2008
Issue Price: 99.657%

$1,100,000,000 5.50% Guaranteed Notes due 2013
Issue Price: 99.226%

Fully and unconditionally guaranteed on a senior, unsecured and joint and several basis by SABMiller plc and SABMiller Finance B.V.

Interest Payable on February 15 and August 15

The 4.25% Guaranteed Notes due 2008 and the 5.50% Guaranteed Notes due 2013 are being offered by Miller Brewing Company (the *"Issuer"* or *"Miller"*). Payment of the principal and interest on the Notes will be fully and unconditionally guaranteed on a senior, unsecured and joint and several basis by SABMiller plc (the *"Parent Guarantor"* or *"SABMiller"*) and by SABMiller Finance B.V. (the *"Finance Guarantor"* or *"SABMiller Finance,"* and with the Parent Guarantor, the *"Guarantors"*) pursuant to guarantees (the *"Parent Guarantees"* and *"Finance Guarantees"* respectively and, together, the *"Guarantees"*), as set forth in the respective Fiscal and Paying Agency Agreements (as defined herein), under which the Notes will be issued. The Notes, the Parent Guarantees and the Finance Guarantees will rank pari passu with all other direct, unsecured and unsubordinated obligations (except those obligations preferred by statute or operation of law) of the Issuer, the Parent Guarantor and the Finance Guarantor, respectively.

Interest on the Notes is payable semi-annually in arrear on February 15 and August 15 of each year, commencing on February 15, 2004. The 2008 Notes mature on August 15, 2008 and the 2013 Notes mature on August 15, 2013. The Notes are redeemable in whole or in part at any time at the option of the Issuer at a redemption price equal to the make-whole amount described on pages 101 - 102. In addition, the Notes are redeemable in whole but not in part at the option of the Issuer upon the occurrence of certain changes in taxation at their respective principal amounts with accrued and unpaid interest to the date of redemption. See *"Description of the Notes and the Guarantees—Redemption—Optional Redemption"* and *"—Redemption for Tax Reasons"*.

The Notes will be issued initially in fully registered form as beneficial interests in Global Notes (as defined herein). Except as set forth herein, Global Notes will be not be exchangeable for Definitive Notes (as defined herein). See *"Description of the Notes and the Guarantees—Book Entry, Delivery and Form"*.

Application has been made to the Financial Services Authority in its capacity as competent authority for the purposes of Section 72 of the Financial Services and Markets Act 2000 (the *"UK Listing Authority"*) for the Notes to be admitted to listing on the official list of the UK Listing Authority (the *"Official List"*), and to London Stock Exchange plc (the *"London Stock Exchange"*) for the Notes to be admitted to trading on the London Stock Exchange's market for listed securities.

Investing in the Notes involves risk. For a discussion of certain factors that should be considered in connection with an investment in the Notes, see "Risk Factors" beginning on page 10.

The Notes, the Parent Guarantees and the Finance Guarantees have not been and will not be registered under the United States Securities Act of 1933, as amended (the *"Securities Act"*), or any state securities laws and are being offered and sold within the United States only to *"qualified institutional buyers"* (*"QIBs"*) as defined in Rule 144A under the Securities Act (*"Rule 144A"*) and outside the United States to persons other than US persons in reliance on Regulation S under the Securities Act (*"Regulation S"*). For a description of certain restrictions on transfer of the Notes, see *"Plan of Distribution"* and *"Transfer Restrictions"*.

The Notes are being offered subject to various conditions and are expected to be delivered on or about August 13, 2003 through the facilities of The Depositary Trust Company (*"DTC"*) and its participants including Euroclear Bank, S.A./N.V., as operator of the Euroclear System (*"Euroclear"*) and Clearstream Banking, société anonyme (*"Clearstream, Luxembourg"*) against payment therefor in immediately available funds.

Joint Book-Running Lead Managers

Barclays Capital | **Citigroup** | **JPMorgan**

Co-Managers

ABN AMRO | **Banc of America Securities LLC** | **Banc One Capital Markets, Inc.**

Dresdner Kleinwort Wasserstein | **Lehman Brothers** | **Morgan Stanley**

Financial Adviser to SABMiller plc

Hawkpoint

August 7, 2003

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In this Offering Memorandum, the *"2008 Notes"* means the 4.25% Guaranteed Notes due 2008, the *"2013 Notes"* means the 5.50% Guaranteed Notes due 2013, the *"Notes"* means the 2008 Notes and the 2013 Notes together, the *"Group"* means SABMiller together with its subsidiaries and associated companies, *"SAB"* means South African Breweries plc prior to its acquisition of Miller on July 9, 2002 (the *"Miller Acquisition"*) and *"Altria Group"* means Altria Group, Inc., formerly Philip Morris Companies, Inc.

This Offering Memorandum comprises listing particulars prepared in compliance with the listing rules made under Section 74 of the Financial Services and Markets Act 2000 by the UK Listing Authority and contains information relating to Miller, SABMiller and SABMiller Finance and their subsidiaries and affiliates taken as a whole, and the Notes. A copy of this Offering Memorandum has been delivered to the Registrar of Companies in England and Wales as required by Section 83 of the Financial Services and Markets Act 2000.

Miller, SABMiller and SABMiller Finance accept responsibility for the information contained in this Offering Memorandum. To the best of the knowledge and belief of Miller, SABMiller and SABMiller Finance (each of which has taken all reasonable care to ensure that such is the case), the information contained in this Offering Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Offering Memorandum and, if given or made, any such information or representation must not be relied upon as having been authorized by Miller, SABMiller or SABMiller Finance, any of their respective affiliates or the Initial Purchasers (as defined under *"Plan of Distribution"*). This Offering Memorandum does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Offering Memorandum nor any sale made under it shall, under any circumstances, create any implication that there has been no change in the affairs of Miller, SABMiller or SABMiller Finance since the date of this Offering Memorandum or that the information contained in this Offering Memorandum is correct as of any time subsequent to that date.

This Offering Memorandum is being provided on a confidential basis to QIBs and to certain prospective investors outside the United States for use solely in connection with the offering of the Notes. Its use for any other purpose is not authorized. This Offering Memorandum may not be copied or reproduced in whole or in part, nor may it be distributed or any of its contents be disclosed to any person other than the prospective investors to whom it is being provided.

Effective from the date of commencement of discussions concerning the offering of the Notes, prospective investors and each of their employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the US federal income tax treatment and tax structure of the offering of the Notes and all materials of any kind, including opinions or other tax analyses that Miller, SABMiller or SABMiller Finance have provided to prospective investors relating to such US federal income tax treatment and tax structure. The preceding sentence is intended to cause the offering of the Notes not to be treated as having been offered under conditions of confidentiality for purposes of Sections 1.6011-4(b)(3) and 301.6111-2(a)(2)(ii) (or any successor provisions) of the US Treasury regulations promulgated under the Internal Revenue Code of 1986, as amended, and shall be construed in a manner consistent with such purpose.

In making an investment decision, investors must rely on their own examination of Miller, SABMiller, SABMiller Finance and their respective affiliates, the terms of the offering of the Notes and the merits and risks involved.

Investors also acknowledge that they have not relied, and will not rely, on the Initial Purchasers in connection with their investigation of the accuracy of any information or their decision whether to invest in the Notes. The contents of this Offering Memorandum are not to be considered as legal, business, financial or tax advice. Prospective investors should consult their own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of a purchase of the Notes.

The contents of SABMiller's website do not form any part of this Offering Memorandum.

The Initial Purchasers reserve the right to withdraw this offering of Notes at any time and to reject any commitment to subscribe for Notes, in whole or in part. The Initial Purchasers also reserve the right to allot less than the full amount of Notes sought by an investor. The Initial Purchasers and certain related entities may acquire a portion of the Notes for their own account.

The laws of certain jurisdictions may restrict the distribution of this Offering Memorandum and the offer and sale of the Notes. Persons into whose possession this Offering Memorandum or any of the Notes come must inform themselves about, and observe, any such restrictions. None of Miller, SABMiller, SABMiller Finance, the Initial Purchasers or their respective representatives is making any representation to any offeree or any purchaser of the Notes regarding the legality of any investment in the Notes by such offeree or purchaser under applicable legal investment or similar laws or regulations. For a further description of certain restrictions on the offering and sale of the Notes and the distribution of the Offering Memorandum, see "*Plan of Distribution*" and "*Transfer Restrictions*".

IN CONNECTION WITH THE OFFERING OF THE NOTES, J.P. MORGAN SECURITIES INC. MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE DATE OF ISSUE OF THE NOTES. HOWEVER, THERE MAY BE NO OBLIGATION ON J.P. MORGAN SECURITIES INC. TO DO THIS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME, AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

The Notes will be issued in fully registered form and only in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Notes will be issued initially in fully registered form as beneficial interests in Global Notes (defined below), which will be deposited with JPMorgan Chase Bank, as custodian (the "*Custodian*") for DTC and registered in the name of Cede & Co., as nominee of DTC. The Notes initially sold within the United States to QIBs will be represented by interests in two or more separate Global Notes (the "*Rule 144A Global Notes*"), each of which will represent, respectively, the Notes in a particular tranche having the same maturity date that are being sold within the United States to QIBs in reliance on the exemption provided by Rule 144A. The Notes initially sold to persons other than US persons will be evidenced by interests in two or more Global Notes (the "*Regulation S Global Notes*" and, together with the Rule 144A Global Notes, the "*Global Notes*"), each of which will represent, respectively, the Notes in a particular tranche having the same maturity date that are being sold to persons other than US persons in reliance on Regulation S. See *"Book-Entry, Delivery and Form"*.

CERTAIN US MATTERS

This offering is being made in reliance upon an exemption from registration under the Securities Act for offers and sales of securities that do not involve a public offering. By purchasing the Notes, investors are deemed to have made the acknowledgements, representations, warranties and agreements set forth under "*Transfer Restrictions*".

The Notes, the Parent Guarantees and the Finance Guarantees have not been and will not be registered with, recommended by or approved by the United States Securities and Exchange Commission (the "*SEC*") or any other federal, state or foreign securities commission or regulatory authority, nor has any such commission or regulatory authority reviewed or passed upon the accuracy or adequacy of this Offering Memorandum. Any representation to the contrary is a criminal offense.

The Notes, the Parent Guarantees and the Finance Guarantees have not been registered under the Securities Act or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States. See *"Plan of Distribution"* and *"Transfer Restrictions"*. Investors should be aware that they may be required to bear the financial risks of their investment in the Notes for an indefinite period of time. Prospective purchasers are hereby notified that the seller of any Note may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS IN THE NETHERLANDS

This Offering Memorandum is directed only at, and the Notes may only be offered to, persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in securities).

NOTICE TO INVESTORS IN JAPAN

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

NOTICE TO INVESTORS IN HONG KONG

No action has been taken to authorize the offer of the Notes to the public in Hong Kong. Accordingly the Notes may not be offered or sold, or re-offered or resold, and this Offering Memorandum may not be issued, circulated or distributed, in Hong Kong nor may any other advertisement, invitation or document related to the Notes be issued in Hong Kong.

NOTICE TO INVESTORS IN SOUTH AFRICA

No action has been taken to authorize the offer of the Notes to the public in South Africa. Accordingly the Notes may not be offered or sold, or re-offered or resold to the public in South Africa , and this Offering Memorandum may not be issued, circulated or distributed to the public in South Africa nor may any other advertisement, invitation or document related to the Notes be issued to the public in South Africa. Should a South African resident wish to participate in the offering, such participation would be subject to South African exchange control regulations.

AVAILABLE INFORMATION

For so long as SABMiller is neither subject to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, Miller, SABMiller and SABMiller Finance will furnish to the holder of any Notes and to each prospective purchaser designated by any such holder, upon the request of such holder or prospective purchaser, the information required to be delivered pursuant to Rule 144A(d)(4) under the Exchange Act. As at the date of this Offering Memorandum, SABMiller is exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Memorandum contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of Miller, SABMiller and SABMiller Finance and certain of their plans and objectives. In particular, among other statements,

certain statements under *"Summary"*, *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and *"Description of the Group"* about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through use of words or phrases such as "will likely result", "are expected to", "will continue", "believe", "is anticipated", "estimated", "intends", "plans", "seek", "projection" and "outlook". Forward-looking statements are based on the current views and assumptions of SABMiller management ("*Management*") and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed.

Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this Offering Memorandum. Among the key factors that have a direct bearing on the results of operations are:

- general economic conditions, including in particular economic conditions in the United States, Europe and South Africa;
- fluctuations in interest rates;
- fluctuations in foreign currency exchange rates;
- changes in laws and regulations; and
- general competitive factors.

These and other factors are discussed under *"Risk Factors"* and elsewhere in this Offering Memorandum.

Any forward-looking statements contained in this Offering Memorandum speak only as of the date hereof. Miller, SABMiller and SABMiller Finance expressly disclaim any obligation or undertaking to release publicly any updating or revisions to any forward-looking statements, whether as a result of new information, future events or otherwise save as required under applicable laws and regulations. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Memorandum might not occur and actual results may differ materially from those described in the forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

SABMiller is a public limited company incorporated under the laws of England and Wales. SABMiller Finance is incorporated as a limited company under the laws of The Netherlands. The majority of the directors and all of the executive officers of SABMiller and SABMiller Finance are citizens or residents of countries other than the United States. Aside from the assets of Miller and its subsidiaries, all or a substantial portion of the assets of such persons and substantially all of the assets of SABMiller and SABMiller Finance are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, SABMiller or SABMiller Finance to enforce against them judgments of US courts predicated upon civil liabilities under US federal or state securities laws. There is doubt as to the enforceability in England and in The Netherlands, in original actions or in actions for enforcement of judgments of the US courts, of civil liabilities predicated upon US federal or state securities laws.

Table of Contents

	Page
Summary	1
Risk Factors	10
Use of Proceeds	19
Consolidated Capitalization and Indebtedness of SABMiller	20
Capitalization and Indebtedness of SABMiller Finance	21
Consolidated Capitalization and Indebtedness of Miller	22
Management's Discussion and Analysis of Financial Condition and Results of Operations	23
Description of the Group	55
Regulation	81
Management	84
Related Party Transactions	91
Description of the Notes and the Guarantees	97
Book-Entry, Delivery and Form	114
Taxation	120
Plan of Distribution	127
Transfer Restrictions	132
General Information	135
Certain Differences between UK GAAP and US GAAP	140
Index to Financial Information	F-1

Presentation of information

Financial information

The financial information relating to the Group (the "*Group Financial Information*") contained in this Offering Memorandum as at and for the years ended March 31, 2001, 2002 and 2003 has been extracted from the Accountants' Report on the Group as at and for the years ended March 31, 2001, 2002 and 2003 (the "*Group Accountants' Report*"). The financial information relating to Miller (the "*Miller Financial Information*") contained in this Offering Memorandum as at and for the years ended December 31, 1999, 2000 and 2001 and as at and for the three-month periods ended March 31, 2001 and 2002 has been extracted from the Accountants' Report included in "*Part 5—Financial Information relating to Miller*" of SABMiller's combined circular and listing particulars dated June 7, 2002 relating to the Miller Acquisition (the *"Miller Accountants' Report")*. The unaudited pro forma consolidated income statement of the Group for the year ended March 31, 2003 has been prepared to show the effect on the Group profit and loss account for the year ended March 31, 2003 assuming the Miller Acquisition was effective as of April 1, 2002 (the "*Pro Forma Income Statement*"). The Group Accountants' Report, the Miller Accountants' Report and the unaudited Pro Forma Income Statement are included elsewhere in this Offering Memorandum. *See "Index to Financial Information" on page F-1.* Investors should read all such financial information, as well as all other information contained in this Offering Memorandum and not rely only on summarized information.

The Group Accountants' Report and the Miller Accountants' Report were prepared in accordance with applicable reporting standards in the United Kingdom, being the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Such information was not audited or reported on in accordance with auditing standards generally accepted in the United States ("*US GAAS*"). Accordingly, no opinion or any other assurance with regard to the Group Accountants' Report or the Miller Accountants' Report was expressed under US GAAS.

The Group Accountants' Report, the Miller Accountants' Report and the unaudited Pro Forma Income Statement were prepared and presented in accordance with accounting principles generally accepted in the United Kingdom ("*UK GAAP*"). Significant differences exist between UK GAAP and accounting standards generally accepted in the United States ("*US GAAP*"), as well as regulations promulgated by the SEC, which might be material to the Group Financial Information, the Miller Financial Information and the unaudited Pro Forma Income Statement. A discussion of certain differences between UK GAAP and US GAAP relevant to the Group Financial Information, the Miller Financial Information and the unaudited Pro Forma Income Statement is set out elsewhere in this Offering Memorandum on pages 140 to 147. The Group has made no attempt to quantify these differences. In making an investment decision, investors must rely upon their own examination of the Group, the terms of the Notes and the financial information contained in this document. Potential investors should consult their own professional advisers for an understanding of the differences between UK GAAP and US GAAP, and how those differences might affect the Group Financial Information, the Miller Financial Information and the unaudited Pro Forma Income Statement. See "*Certain Differences between UK GAAP and US GAAP*".

The unaudited Pro Forma Income Statement has been prepared for inclusion in this Offering Memorandum to show the effect on the Group profit and loss account for the year ended March 31, 2003 assuming the Miller Acquisition was effective as of April 1, 2002. The unaudited Pro Forma Income Statement has not been audited. The unaudited Pro Forma Income Statement was prepared for illustrative purposes only and because of its nature may not give a true picture of the results of the Group for the year ended March 31, 2003. The basis of preparation of the unaudited Pro Forma Income Statement is set out elsewhere in this Offering Memorandum. See *"Index to Financial Information"*.

The consent to the inclusion of the PricewaterhouseCoopers name and reports and the PricewaterhouseCoopers LLP name and reports appearing in *"General Information"* has been included as required by the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 and solely for that purpose. Such consent was not prepared in accordance with auditing standards generally accepted in the United States.

Currencies

All references to "pounds", "pounds sterling", "sterling", "£", "pence", "penny" and "p" are to the lawful currency of the United Kingdom. All references to "dollars", "US dollars", "$" and "cents" are to the lawful currency of the United States. All references to "rand", "R" and "ZAR" are to the lawful currency of the Republic of South Africa. All references to "euro" and "€" are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

The Group Financial Information has been prepared in US dollars in accordance with UK GAAP. The Group's subsidiary and associated undertakings operate in the local currency of the country in which they are based. From a functional perspective, the Group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms, all business segments report in US dollars. Weighted average exchange rates are calculated based on an average of the exchange rates during the relevant year and weighted according to the turnover of the Group's businesses.

While the Group believes that the translations are fairly representative of the US dollar values of local currency amounts reported by the various segments, no representation is made that the local currency amounts have been, could have been or could be converted into US dollars on the date or at the rates indicated or at all.

Volume measurements

Unless otherwise stated, volume measurements are stated in hectoliters and, in relation to Miller, in barrels. References to the Group's beer, sorghum and carbonated soft drink ("*CSD*") production volumes and installed capacities, and rankings based on those volumes and capacities, include the total volumes and capacities of associated undertakings in which the Group has management control or significant management input.

Employees

Annualized average numbers of employees include part-time employees on the basis of their full-time equivalents.

Trademarks and other proprietary marks

This Offering Memorandum contains trade names, trademarks, logos, devices, product names, service names and brands which are proprietary to the Group. Certain other trade names, product names and brands which are referred to in this Offering Memorandum are proprietary to others and may be used by the Group only pursuant to specific contractual arrangements. Other trade names, product names and brands are used for identification purposes only, for example, to indicate specific competitors or competing products.

Other companies

References made to companies and/or groups of companies not forming part of the Group include the companies trading under those names and any affiliates or associates thereof.

Sources of information

Statements contained in this Offering Memorandum relating to the market positions and shares of the Group and other companies in individual markets and the respective consumption figures and rates of growth in those markets are, as sometimes stated for emphasis and unless otherwise stated, based on the most recent available beer industry reports relevant to those markets published on a worldwide or country basis by Plato Logic Limited ("*Plato Logic*"), Beer Marketer's Insights, Inc. ("*Beer Marketer's Insights*") or Impact Databank published by M. Shanken Communications, Inc. ("*Impact*"). Other market and industry data contained in this Offering Memorandum are based on local industry reports, market research and Management estimates derived therefrom. Although SABMiller and Miller believe these sources to be reliable, neither SABMiller nor Miller has independently verified the accuracy or completeness of these materials and, accordingly, none of SABMiller, Miller or the Initial Purchasers makes any representation with respect thereto. Similarly, while SABMiller and Miller believe their internal research is reliable, this research has not been assessed or confirmed by any independent sources.

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Summary

The following information is derived from, and should be read in conjunction with, the full text of this Offering Memorandum. Prospective investors should read the whole Offering Memorandum and not just rely on the key or summarized information.

Overview

The Group is:

- the second largest brewer in the world by volume, with a brewing presence in over 40 countries and total lager volumes in the year ended March 31, 2003 of 115.8 million hectoliters;
- one of the world's most diverse international brewers, with leading market positions in the United States and certain countries in Europe, Central America, Asia and Africa; and
- one of the largest bottlers and distributors of Coca-Cola products outside of the United States, with total CSD volumes in the year ended March 31, 2003 of 22.1 million hectoliters.

The Group's business segments are North America (Miller), Beer South Africa, Europe, Africa and Asia, Central America, Other Beverage Interests and Hotels and Gaming.

Miller is the second largest brewer in the United States by volume, with a portfolio of brands including Miller Lite, Miller Genuine Draft, Miller High Life and Milwaukee's Best.

The Group has a comprehensive brand portfolio on both a regional and global basis. Its key brands in addition to the various Miller brands include Pilsner Urquell, Castle, Tyskie Gronie, Peroni and Snowflake.

The combination of the Group's cash-generative US business with its leading international businesses provides ancillary and potential benefits in terms of cross-selling of international premium brands such as Pilsner Urquell, Miller Genuine Draft and Peroni, margin enhancement through implementation of "best practices" and continuing benefits of economies of scale. Management believes that the Group has the global scale, geographic balance, quality brand portfolio, extensive distribution network and financial strength to enhance its competitiveness.

The Group's brewing operations, together with the bottling of Coca-Cola soft drink products, form the foundation of the Group's international beverage business. Coca-Cola bottling operations are carried out within the Africa and Asia, Central America and Other Beverage Interests business segments. The Group's relationship with The Coca-Cola Company is fundamental to its beverage business and Management believes that the relationship is an open and constructive one.

The Group has affirmed its focus on beverages with the recognition of the non-core nature of Hotels and Gaming and the recent sale of a majority interest in the Hotels and Gaming business segment to local empowerment partners in South Africa.

For the year ended March 31, 2003, the Group's unaudited pro forma turnover (including share of associates' turnover) was $10,545 million. As at March 31, 2003, the Group's fixed assets totaled $11,060 million.

Strategy

The Group's business philosophy and strategy is to:

- drive volume and productivity;
- optimize and expand its existing positions through acquisition;
- seek value-adding opportunities to enhance its position as a global brewer;
- grow its brands in the international premium beer segment; and
- achieve profitable growth as a leading player in the global beer market.

Competitive strengths

Leading market positions

The Group is the world's second largest brewer by volume and is one of the largest bottlers and distributors of Coca-Cola products outside the United States. The Group occupies a top two market position by volume in 20 countries and is one of the major players in the rapidly consolidating brewing industry. The Group holds the number two position in the two largest markets for beer globally, the United States and China. The US market accounts for the largest profit pool in the beer market and the Chinese market is among the fastest growing markets globally in terms of volume. The Group enjoys a leading position in South Africa, with a 98% market share by volume. The Group also holds strong market positions in the countries in which it operates in Central and Eastern Europe, Central America, Asia and Africa, and the Group recently made its first major investment in Western Europe with the acquisition of a majority interest in Birra Peroni S.p.A. ("*Birra Peroni*"), which is the second largest brewer, by volume, in the Italian market.

Strong and comprehensive brand portfolio

The Group has a broad portfolio of local beer brands and has more beer brands in the top 55 world ranking than any other brewer. The Group has more than 140 brands and very strong regional and local market positions. Management believes that the Miller Acquisition has not only added several strong brands to the portfolio but also provides considerable scope for cross-selling opportunities. The Group distributes Pilsner Urquell through extensive distribution channels in the United States and strong potential exists for Miller Genuine Draft in many of the Group's existing markets outside the United States. Management believes that Pilsner Urquell, in conjunction with Foster's and Peroni, provides the Group with a strong import brand portfolio well placed to capture growth in the US import segment, which grew at a compound annual growth rate ("*CAGR*") of 11.4% between 1996 and 2001. The Group has demonstrated its ability to develop and build brand equity, as illustrated by Tyskie Gronie in Poland where volumes have increased by 210% between 1996 and 2002.

Geographic diversification

The Miller Acquisition has improved geographic diversification, reduced exposure to the South African rand and other currency fluctuations and strengthened the Group's brand portfolio. It has resulted in the Group holding the number two position, by volume, in the United States, a growing beer market with the brewing world's largest profit pool. Management believes that the Group has a well balanced spread of operations with an attractive balance between fast growing developing markets and cash generative developed markets.

Strong financial profile and cash flow generation with conservative financial policies

The Group has traditionally maintained a conservative financial profile and has consistently implemented conservative financial policies. The Group has negative working capital requirements, low levels of debt, strong interest cover and relatively low capital expenditure requirements. The Miller Acquisition has further enhanced the Group's already strong internal cash flow generation. The Group maintains a strong liquidity position with cash balances and short-term investments totaling $561 million and access to undrawn committed borrowing facilities in excess of $1.5 billion as at March 31, 2003, allowing the Group a high degree of financial flexibility.

Highly experienced management team

Eight of the Group's top 12 executives have been with the Group for over 10 years and six have been with the Group for more than 20 years. The current management team is highly experienced and is recognized within the industry for successfully driving the Group's strong growth in recent years through organic growth and acquisitions.

Summary Selected Financial Information

The following table sets forth summary consolidated financial information for the Group as at and for the years ended March 31, 1999, 2000, 2001, 2002 and 2003.

The summary financial information in this section as at March 31, 2001, 2002 and 2003 and for the years ended March 31, 2001, 2002 and 2003 has been derived from the Group Accountants' Report and should be read in conjunction with and is qualified by reference to such Group Accountants' Report and related notes. The summary financial information in this section as at March 31, 1999 and 2000 and for the years ended March 31, 1999 and 2000 has been derived from the audited consolidated financial statements of the Group as at March 31, 1999 and 2000 and for the years ended March 31, 1999 and 2000, which are not included in this Offering Memorandum.

The unaudited pro forma summary income statement information for the year ended March 31, 2003 has been derived from the unaudited Pro Forma Income Statement and should be read in conjunction with and is qualified by reference to such unaudited Pro Forma Income Statement. The unaudited Pro Forma Income Statement is set out in this Offering Memorandum on pages P-1 to P-3.

Such information is also qualified by reference to and should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and the other information relating to the Group included elsewhere in this Offering Memorandum.

	For the year ended March 31					For the year ended March 31 (pro forma) (unaudited)
	1999[(1)]	2000[(1)]	2001	2002	2003	2003
	(millions of $)					
Consolidated income statement data						
Turnover (including associates' share)	6,184	5,424	4,184	4,364	9,112	10,545
Turnover (excluding associates' share)	4,923	4,390	3,624	3,717	8,295	9,728
Group operating profit (excluding associates' share)	596	666	637	619	803	883
Operating profit (including associates' share)	717	768	700	704	929	1,009
Profit on disposal of subsidiary	—	76	—	—	4	4
Net interest payable	(117)	(80)	(54)	(98)	(163)	(182)
Taxation	(195)	(186)	(195)	(208)	(349)	(395)
Equity minority interests	(85)	(94)	(99)	(105)	(125)	(126)
Profit for the year	320	484	352	293	296	310

	For the year ended March 31				
	1999(1)	2000(1)	2001	2002	2003
	(millions of $)				
Consolidated cash flows					
Net cash inflow from operating activities	888	864	859	975	1,568
Dividends received from associates	16	17	15	13	27
Net cash outflow from returns on investments and servicing of finance	(135)	(99)	(108)	(171)	(265)
Taxation paid	(166)	(175)	(179)	(179)	(286)
Net cash outflow for capital expenditure and financial investments	(545)	(970)	(324)	(299)	(447)
Net cash (outflow)/inflow for acquisitions and disposals	(273)	30	(700)	(768)	(54)
Equity dividends paid to shareholders	n/a	(50)	(177)	(173)	(203)
Net cash (outflow)/inflow from management of liquid resources	(419)	503	64	19	44
Net cash inflow/(outflow) from financing	256	72	491	699	(136)
(Decrease)/increase in cash in the year	(378)	192	(59)	116	248

	As at March 31				
	1999(1)	2000(1)	2001	2002	2003
	(millions of $)				
Consolidated balance sheet data					
Fixed assets	2,600	3,510	3,667	4,758	11,060
Current asset investments including cash at bank and in hand	749	316	218	290	561
Other current assets	913	558	514	643	1,258
Total assets	4,262	4,384	4,399	5,691	12,879
Interest bearing debt	(953)	(602)	(1,053)	(1,535)	(3,523)
Other creditors and provisions	(1,445)	(1,223)	(1,054)	(1,102)	(2,377)
Total liabilities	(2,398)	(1,825)	(2,107)	(2,637)	(5,900)
Net assets	1,864	2,559	2,292	3,054	6,979
Shareholders' funds	1,703	2,161	2,006	2,309	6,201
Equity minority interests	161	398	286	745	778
Capital employed	1,864	2,559	2,292	3,054	6,979

(1) The Group Accountants' Report for the three years ended March 31, 2003 adopts the provisions of Financial Reporting Standard ("*FRS*") 19—"Deferred tax" ("*FRS 19*"). The financial information for the years ended March 31, 1999 and 2000 set out above has not been restated.

Summary of the Principal Features of the Notes

The following is a summary of the principal features of the Notes and is taken from, and is qualified in its entirety by, the remainder of this Offering Memorandum and, in particular, "Description of the Notes and the Guarantees". Terms used in this summary and not otherwise defined have the meanings given to them in "Description of the Notes and the Guarantees".

Issuer	Miller Brewing Company, a wholly-owned subsidiary of SABMiller plc incorporated in the State of Wisconsin.
Guarantors	SABMiller plc, a public limited company incorporated under the laws of England and Wales, and SABMiller Finance BV, a wholly-owned subsidiary of SABMiller plc incorporated in The Netherlands with limited liability.
Notes	$600,000,000 total principal amount, 4.25% Guaranteed Notes due 2008 (together with any further notes issued pursuant to the applicable Fiscal and Paying Agency Agreement, as defined below) (the "*2008 Notes*"); and $1,100,000,000 total principal amount, 5.50% Guaranteed Notes due 2013 (together with any further notes issued pursuant to the applicable Fiscal and Paying Agency Agreement, as defined below) (the "*2013 Notes*"). The 2008 Notes and the 2013 Notes are collectively referred to as the "*Notes*".
Ratings	As at the date of this Offering Memorandum, the ratings of the Notes are BBB+ (Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc.) and Baa1 (Moody's Investors Service, Inc.). A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revisions, suspension or withdrawal at any time by the relevant rating organization.
Issue Price	99.657% of the total principal amount of the 2008 Notes. 99.226% of the total principal amount of the 2013 Notes.
Conditions	Each of the 2008 Notes and the 2013 Notes will contain, on the face and reverse thereof, terms and conditions (the "*Conditions*"), and endorsed thereon, a Parent Guarantee and a Finance Guarantee, in each case, as set forth in the applicable Fiscal and Paying Agency Agreement (as defined under "*Description of the Notes and the Guarantees—General*").
The Offering	The Notes, the Parent Guarantees and the Finance Guarantees are being offered and sold by the Initial Purchasers (i) within the United States only to QIBs in reliance on Rule 144A and (ii) outside the United States to persons other than US persons in reliance on Regulation S.

Guarantees	The obligations of the Issuer under the Notes will be unconditionally and irrevocably guaranteed on a senior, unsecured and joint and several basis by the Parent Guarantor, pursuant to the Parent Guarantees, and the Finance Guarantor, pursuant to the Finance Guarantees.
Ranking	The Notes will rank as direct, unsecured and unsubordinated indebtedness of the Issuer. The Parent Guarantees and the Finance Guarantees are unconditional, and the obligations of the Parent Guarantor and the Finance Guarantor under the Parent Guarantees and the Finance Guarantees, respectively, will rank equally with all present and future direct, unsecured and unsubordinated indebtedness of the Parent Guarantor and the Finance Guarantor.
Maturity	Unless previously purchased or redeemed in accordance with the applicable Conditions, the principal amount of the 2008 Notes and the 2013 Notes will mature and become due and payable on August 15, 2008 and August 15, 2013, respectively, in each case with accrued and unpaid interest to such date.
Interest	The 2008 Notes will bear interest from August 13, 2003 (the "*Closing Date*") at the rate of 4.25% per annum. The 2013 Notes will bear interest from the Closing Date at the rate of 5.50% per annum. Interest will be payable on the Notes in equal installments semi-annually in arrear on February 15 and August 15 in each year commencing on February 15, 2004.
Form and Denomination	The Notes will be in registered form in principal amounts of $1,000 or integral multiples thereof and will be serially numbered. The Notes will be issued in the form of Global Notes in registered form and may be exchanged into definitive Notes only under the circumstances described in the applicable Conditions. The 2008 Notes and the 2013 Notes sold to QIBs in the United States in reliance on Rule 144A will be represented by two or more Rule 144A Global Notes (the "*Rule 144A Global Notes*"). The 2008 Notes and the 2013 Notes sold outside the United States to persons other than US persons in reliance on Regulation S will be represented by two or more Regulation S Global Notes (the "*Regulation S Global Notes*"). The Rule 144A Global Notes and the Regulation S Global Notes (together, the "*Global Notes*") will be deposited with JPMorgan Chase Bank as custodian (the "*Custodian*") for DTC and registered in the name of Cede & Co., as nominee of DTC.

Further Issues	The Issuer may from time to time without the consent of the registered holders of the Notes issue further securities having identical terms and conditions as the 2008 Notes or the 2013 Notes so that any further issue is consolidated and forms a single series of securities with the 2008 Notes or the 2013 Notes, respectively.
Restrictive Covenants	So long as any of the Notes are outstanding, the Parent Guarantor and certain of the Parent Guarantor's subsidiaries (including the Issuer and the Finance Guarantor) will be subject to certain limitations on the incurrence of liens on certain properties and shares of certain subsidiaries, the entry into certain sale and leaseback transactions and the ability to merge or sell all or substantially all of their respective assets.
Cross-acceleration	The Notes will have the benefit of a cross-acceleration provision, as described under "*Description of the Notes and the Guarantees—Events of Default*".
Redemption at the Option of the Issuer	The Notes are redeemable in whole or in part at the option of the Issuer at any time at a redemption price equal to the make-whole amount described under "*Description of the Notes and the Guarantees—Redemption*".
Redemption for Tax Reasons ...	The Issuer may redeem all but not part of the Notes outstanding at their principal amount with accrued and unpaid interest to the applicable date of redemption upon the occurrence of certain changes in the tax laws in the Parent Guarantor Jurisdiction or the Finance Guarantor Jurisdiction (each as defined under "*Description of the Notes and the Guarantees—Payment of Additional Amounts*"). See "*Description of the Notes and the Guarantees—Redemption for Tax Reasons*".
Transfer Restrictions	The Notes, the Parent Guarantees and the Finance Guarantees have not been and will not be registered under the Securities Act and may not be offered or sold, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with all applicable laws. The Notes are subject to certain restrictions on transfer. See "*Transfer Restrictions*".
Governing Law	The Notes, the Parent Guarantees and the Finance Guarantees will be governed by and construed in accordance with the laws of the State of New York.
London Listing and Trading ...	Application has been made for the Notes to be admitted to listing on the Official List and to trading on the London Stock Exchange's market for listed securities.

Use of Proceeds	The net proceeds of the offering of the Notes will be used to refinance in part the Issuer's existing debt. See *"Use of Proceeds"*.
Offering by SABMiller	At the same time as the offering of the Notes, SABMiller is offering $300,000,000 6.625% Guaranteed Notes due 2033 (the "*SABMiller Notes*") which will be guaranteed by Miller and by SABMiller Finance.

Risk Factors

Prospective investors should consider carefully the specific investment considerations set out below, in addition to the other information contained in this Offering Memorandum, before making an investment decision in relation to the Notes.

Risk Factors relating to the Group

If SABMiller were not able successfully to implement its restructuring of Miller's business, this could materially affect its results of operations.

The Miller Acquisition is the Group's largest acquisition to date. The Group has not previously operated a business the size of Miller in a developed market such as the United States. Miller is a mature brand which faces intense competition in the United States from Anheuser-Busch Companies, Inc. ("*Anheuser-Busch*"), the leading brewer in the US beer market, and Adolph Coors Company ("*Coors*"). Certain of Miller's core brands have been losing market share for a number of years, and the rate of decline increased in 2003. The Group is in the process of restructuring Miller, including rebuilding core brands, reshaping the portfolio and improving sales and distribution. If this restructuring is not successful, there could be a material adverse effect on the Group's business, financial condition and results of operations. In addition, there can be no assurance that the historical results of Miller and the Group's other businesses will be reflected in the results of the Group in future periods.

A significant portion of the Group's operating profits in the year ended March 31, 2003 were, and will continue to be, derived from sales of Miller products. Should sales of these products continue to decline as a result of supply, production or distribution disruptions, changing consumer tastes or spending habits, marketing or pricing actions by the Group's competitors or any other reason, this could have a material adverse effect on the Group's business, financial condition and results of operations.

If SABMiller were not able successfully to integrate acquired businesses, including Miller, with the Group's businesses, this could have a material adverse effect on the Group's results of operations.

The Group's overall business strategy and focus is to be a significant participant in the consolidation of the global beer industry. Over the past five years, the Group has made numerous acquisitions of companies and businesses, including in Europe, Africa, Asia, Central America and the United States.

Any acquisitions which the Group has completed or does complete, as the case may be, are accompanied by the risks commonly encountered with acquisitions of companies or businesses, such as the difficulty of integrating the acquired businesses, the potential disruption to its own businesses, the retention of key management personnel, the assumption of unexpected liabilities and the possibility that indemnification agreements with the sellers of such assets may be insufficient to cover potential liabilities, the establishment and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration. In the case of any acquisition, there can be no assurance that these risks will not materialise, and such matters could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group has recorded significant goodwill in connection with its acquisitions, particularly Miller and Birra Peroni and in the formation of Bevco Ltd. ("*Bevco*"). Under UK GAAP, there is a post acquisition impairment review at the end of the first full fiscal year of consolidation, as well as under certain other circumstances. If, in any such review, goodwill was determined to be impaired, there could be a material adverse effect on the Group's financial condition and results of operations.

Fluctuations in exchange rates may adversely affect the Group.

The Group presents its consolidated financial statements in US dollars. The Group's operations in South Africa are accounted for in rand and in the year ended March 31, 2003, these operations generated 24.9% of the Group's turnover including associates' share. In the year ended March 31, 2003 the weighted average rand/dollar rate rose by 2.2% to 9.50 (compared with 9.71 in the previous year). Fluctuations in the relative value of the rand to the US dollar have affected and may continue to affect the translation of the results of the South African operations into US dollars. In addition, these fluctuations could significantly affect the comparability of the Group's performance between financial periods. There can be no assurance that changes in US dollar/rand exchange rates will not have a material adverse effect on the Group's business, financial condition and results of operations. The Group's results have also been, particularly in 2002 and 2003, and may continue to be, affected by movements in the respective exchange rates of certain European currencies against the US dollar.

South African exchange control restrictions could adversely affect the Group's business.

South African exchange control regulations restrict the export by South African residents of capital and revenue from a common monetary area consisting of South Africa, Namibia, Lesotho and Swaziland. Transactions between South African residents and non-residents of the common monetary area are subject to South African exchange control regulations. South African residents, including companies, are generally not permitted to export capital from South Africa or to hold foreign assets, including foreign currency, without the approval of the Exchange Control Department of the South African Reserve Bank, and restrictions are imposed on their foreign investments. This has historically imposed constraints on the development of the Group's South African business, and the Group will continue to be bound by such restrictions in respect of its South African operations in future. There can be no assurance that these restrictions will not adversely affect the Group's South African business, which could in turn have a material adverse effect on the Group's business, financial condition and results of operations.

The Group can give no assurance that the South African Government will continue its current policy with respect to exchange control. Any tightening of exchange controls may have a material adverse effect on the Group's business, financial condition and results of operations.

The Group operates in several developing markets, which exposes it to certain political and economic risks in these markets.

A substantial proportion of the Group's principal operations are in developing markets, including South Africa, China, India, Tanzania, Botswana, certain emerging European markets and Central America. In particular, a significant proportion of the Group's earnings come from its beer and other operations in South Africa.

The Group's operations in these markets are subject to the usual risks of operating in developing countries, which include potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, crime and lack of law enforcement, political insurrection, external interference, labor unrest, currency fluctuations, inflation, economic recession (such as, for example, the recent SARS-driven slowdown in Asia) and changes in government policy. Such factors could affect the Group's results by causing interruptions to its operations or by increasing the costs of operating in those countries or by limiting the ability of the Group to extract profits from those countries.

Moreover, the economies of developing countries are often affected by developments in other emerging market countries and, accordingly, adverse changes in developing markets elsewhere in the world, including as a result of the recent military action in Iraq and the continued instability in the Middle East region, could have a negative impact on the markets in which the Group operates.

The jurisdictions in which the Group operates may adopt regulations that could increase costs and liabilities or could limit business activities.

The Group's business (other than Miller) is highly regulated by European Union ("*EU*"), national and local government entities and, in the case of Miller, is subject to extensive regulation in the United States by federal, state and quasi-governmental authorities. These regulations govern many parts of the Group's operations, including brewing, marketing and advertising, transportation, distributor relationships and sales. There can be no assurance that the Group will not incur material costs or liabilities in connection with its compliance with current applicable regulatory requirements or that such regulations will not interfere with, restrict or affect the Group's businesses. The Group's operations in certain countries in Eastern Europe may also be affected by these countries joining the EU and the attendant increase in the cost of regulatory compliance.

In addition, the South African beer industry could be subjected to additional or amended governmental regulations. On March 27, 2003, the South African government published a new draft Liquor Bill (the "*Draft Bill*"), which is intended to replace the current South African Liquor Act, 1989. The Draft Bill proposes the introduction of a "three tier system" to separate the ownership of the manufacturing, wholesale and retail sectors of the alcoholic beverage industry in South Africa by way of the introduction of separate licenses for participants in each sector. In addition, the Draft Bill proposes the prohibition of the holding of both a manufacturing and a distribution license and the sale without the consent of the Minister of Trade and Industry by manufacturers directly to retailers. The Draft Bill has been referred back to the Department of Trade and Industry to correct technical issues and allow for further consultation with industry participants on a more flexible system in which the ability of manufacturers to distribute their products directly to retailers will be ensured. If, however, the system proposed in the Draft Bill is implemented and the Minister of Trade and Industry does not consent to the distribution by the Group of its products through its depots or directly to retailers, the Group would be required to dispose of any distribution operations currently conducted by it in South Africa. Enactment of the Draft Bill in its current form could create regulatory uncertainty, hamper the decision making and planning of the Group in respect of future investments, and restrict the ability of the Group to make economically efficient decisions on the route to market of its products. Overall, if the Draft Bill in its current form were to come into force, it could have an adverse effect on the Group's business, financial condition and results of operations.

The level of regulation to which the businesses of the Group are subject can be affected by changes in the public perception of beer consumption. Governmental bodies may respond to any public criticism by implementing further regulatory restrictions on opening hours, drinking ages or advertising. Such steps could adversely affect the sale and consumption of beer and have a material adverse effect on the Group's business, financial condition and results of operations.

Increases in excise duties and taxes could have a material adverse effect on the Group's sales volumes.

Various legislative authorities in those countries in which the Group operates from time to time consider various proposals to impose additional excise taxes on the production and sale of alcoholic beverages, including beer. Changes in the excise duties applicable to the Group's products affect the prices at which they are sold. Increases in the levels of excise tax (either on an absolute basis or relative to the levels applicable to other alcoholic beverages) could have a significant adverse impact on sales volumes. In addition, there is no assurance that the operations of the Group's breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities. Any significant increases could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group operates in highly competitive jurisdictions.

Globally, breweries compete mainly on the basis of brand image, price, customer service, distribution networks and, particularly in developing markets, quality. While globally the beer industry is not highly concentrated, in many of the countries in which the Group has operations, including the United States, two or three brewers account for a very large proportion of the market and smaller local brewers make up the balance. In the United States, Miller competes primarily with Anheuser-Busch and Coors, the number one and number three brewers in the United States by volume, respectively. Anheuser-Busch has greater financial, marketing, production, distribution and other resources than Miller. Consolidation has significantly increased the capital base and geographic reach of the Group's other competitors in some of the markets in which they operate, and competition is expected to increase further as the trend towards consolidation among companies in the beer industry continues.

Competition in its various markets, such as the highly competitive Central American market, could cause the Group to reduce pricing, increase capital, marketing and other expenditures or lose market share, any of which could have a material adverse effect on the Group's business, financial condition and results of operations.

Demand for the Group's beer products may be adversely affected by changes in consumer preferences and tastes.

The beverage industry is highly competitive, and the beer industry faces strong competition from alternative beverages. Maintaining the Group's competitive position depends on its continued ability to offer products that have a strong appeal to consumers. Consumer preferences may shift due to a variety of factors, including changes in demographic and social trends, introduction of alternative spending opportunities and downturns in economic conditions, which may reduce consumers' willingness to purchase beer products.

In addition, the launch of new products is inherently uncertain especially as to their appeal to consumers; the failure to launch a new product successfully can give rise to inventory write offs and other costs and can affect consumer perception of an existing brand. Any significant changes in consumer preferences and failure to anticipate and react to such changes could result in reduced demand for the Group's products and erosion of its competitive position. These factors could have a material adverse effect on the Group's business, financial condition and results of operations.

If the social acceptability of alcoholic beverages declines, or if litigation is directed at the alcoholic beverage industry, the Group's sales volumes could decrease and its business could be adversely affected.

In recent years, there has been increased social and political attention directed at the alcoholic beverage industry, particularly in the United States. The Group believes that this attention is the result of public concern over alcohol-related problems, including drunk driving, underage drinking and health consequences of the misuse of alcohol. Such public concerns may cause consumption trends to shift away from beer and flavoured malt beverages ("*FMBs*") to non-alcoholic beverages. If, as a result, the social acceptability of beer or FMBs were to decline significantly, sales of the Group's products could materially decrease. Similarly, recent litigation against the tobacco industry has directed increased attention to the alcoholic beverage industry. A shift in consumption trends away from beer and FMBs to non-alcoholic beverages, or litigation similar to that experienced by the tobacco industry, could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group is subject to environmental regulation by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault.

In the United States, Miller's operations are subject to federal, state and foreign environmental laws and regulations regarding, among other things, the generation, use, storage, disposal, emission, release and remediation of hazardous and non-hazardous substances, materials or wastes, as well as the health and safety of employees. Under the United States Comprehensive Environmental Response, Compensation and Liability Act ("*CERCLA*") and its state counterparts, Miller could be held liable for investigation and remediation of hazardous substance contamination at Miller's currently or formerly owned or operated facilities or at third-party waste disposal sites, as well as for any personal or property damage arising out of such contamination, regardless of fault.

The environmental regulatory climate in the developing markets in which the Group operates is becoming stricter and it is anticipated that, in the medium to long term, environmental controls will be brought up to the same standards as those existing in the United States and Western Europe. In particular, the Group's operations in certain countries in Eastern Europe may be affected by these countries joining the EU and the attendant increase in the cost of compliance with higher standards of environmental regulation.

While the Group has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that the Group will not incur any environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future in a manner that could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group is subject to competition regulations in certain jurisdictions in which it has a leading market share.

In many of the countries in which the Group operates, in particular in South Africa and elsewhere within Africa, the Czech Republic, El Salvador and Honduras, the Group has a leading position in the local beer market. There can be no assurance that the introduction of new competition regulations in these markets would not have a material adverse effect on the Group's business, financial condition and results of operations.

The Group's operations in Poland, Hungary and the Czech Republic may be subject to increased competition from imports after these countries join the European Union.

The Group operates in Poland and Hungary where excise duty on beer is relatively high and regulations currently prevent significant imports by consumers of beer from jurisdictions where excise duty is lower. On these countries' entry to the European Union in May 2004, these restrictions will be lifted. There can be no assurance that imports of beer into Poland and Hungary, as well as the Czech Republic, from other EU member states will not increase or that such imports would not have a material adverse effect on the Group's business, financial condition and results of operations particularly in such countries.

The supply of raw materials used to produce the Group's products may be materially limited due to a number of factors beyond its control.

The supply and price of raw materials used to produce the Group's products can be affected by a number of factors beyond its control, including the level of crop production both in the United States and around the world, export demand, government regulations and legislation affecting agriculture, frosts, droughts and other weather conditions, economic factors affecting growth decisions, various plant diseases and pests. The Group cannot predict future availability or prices of the products and materials required for its products. The markets in the relevant commodities have experienced and will continue to experience price fluctuations. To the extent that any of the foregoing affects the price and availability of ingredients which the Group uses to produce its products, this could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group's results of operations depend heavily on maintaining good relations with its workforce.

The success of the Group depends upon maintaining good relations with its workforce. Management believes that the Group's relations with its employees and unions are satisfactory. A substantial majority of the Group's workforce in South Africa and Miller's workforce in the United States is unionized and, although there have been no significant stoppages in recent years in the United States, South Africa or in the other countries in which the Group has operations, there can be no assurance that work stoppages or strikes will not occur in future periods. Any such work stoppages or strikes could adversely affect the Group's ability to operate its businesses. There can be no assurance that any increase in labor costs would not have a material adverse effect on the Group's business, financial condition and results of operations.

The high incidence of HIV/AIDS in certain of the developing markets in which the Group operates may adversely affect its results.

The incidence of HIV/AIDS infection in developing markets, especially Africa, is high and is forecasted to increase over the next decade. Those at risk may include both the Group's employees, giving rise to increased sickness and disability costs for the Group, and customers, resulting in a reduction in sales. There can be no assurance that the incidence of HIV/AIDS infection in the markets in which the Group operates will not have a material adverse effect on the Group's business, financial condition and results of operations.

The Group depends on long-term suppliers for its key materials.

Certain companies within the Group, including Miller, currently purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of any of these suppliers without sufficient time to develop an alternative source could have a material adverse effect on the Group's business, financial condition and results of operations and could cause the Group to spend increased amounts on such supplies in the future.

Miller depends on independent distributors to sell its products.

Miller is highly dependent on independently-owned wholesale distributors for distribution of its products for resale to retail outlets. There can be no assurance that these distributors, who often act both for Miller and its competitors, will not give Miller's competitors' products higher priority, thereby reducing their efforts to sell Miller's products. In addition, the regulatory environment of many states in the United States makes it very difficult to change distributors. In most cases, poor performance by a distributor is not grounds for replacement. Consequently, the inability of Miller to replace unproductive or inefficient distributors could have a material adverse effect on the Group's business, financial condition and results of operations.

Loss of the Group's management team and certain key personnel could negatively impact its results of operations.

The successful operation of the Group's business depends to a great extent on retention of key members of the current management team. The loss of one or more of these individuals could have a material adverse effect on the Group's business, financial condition and results of operations.

The loss of all or a substantial portion of Miller's contract brewing operations would have a material adverse effect on the Group's business, financial condition and results of operations.

Contract brewing volume (of which Pabst Brewing Company ("*Pabst*")) brands accounted for the substantial majority in each of the years indicated) accounted for 9%, 16% and 16% of Miller's total annual volume for the years ended December 31, 1999, 2000 and 2001, respectively, and 19% for the nine months ended March 31, 2003. As well as the Pabst brands, Miller also brews under contract with other independent customers that are unaffiliated with Miller and over whom Miller exercises no control. These independent customers may be impacted by factors that are specific to their business or condition. The loss of all or a significant portion of Miller's contract brewing volume could have a material adverse effect on the Group's business, financial condition and results of operations.

SABMiller has agreed to indemnify Altria Group for certain tax-related liabilities.

SABMiller has agreed to indemnify Altria Group against any taxes, losses, liabilities and costs that Altria Group incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Tax Matters Agreement, subject to certain exceptions. This indemnity provision relates principally to the Miller Acquisition's expected treatment as a tax-free reorganization for Altria Group.

In connection with the indemnity described above, SABMiller has agreed not to take any action, fail to take any action or allow any condition under its control to exist that results in the tracing of assets provided by SAB or SABMiller, directly or indirectly, to payments with respect to Miller's indebtedness on the date of the Miller Acquisition or any refinancing thereof, if the action, failure to act or condition would result in a tax for Altria Group with respect to the Miller Acquisition. The Tax Matters Agreement prescribes certain actions and conditions that will not, subject to certain conditions, result in a breach.

In connection with the indemnity described above, SABMiller has also agreed (i) to ensure that Miller repays such indebtedness and refinanced indebtedness only with cash flow generated by its operations or from sales of assets to third parties and (ii) not to take a number of other specified actions with respect to Miller and its indebtedness.

Further details of the Tax Matters Agreement are set out in "*Related Party Transactions—The Tax Matters Agreement*".

Risk Factors relating to the Notes and the Guarantees

If an active trading market does not develop for the Notes, holders may not be able to resell them.

The Notes, the Parent Guarantees and the Finance Guarantees have not been registered under the Securities Act. Accordingly, the Notes can only be offered or sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. SABMiller does not intend subsequently to register the Notes for resale or to exchange a new series of registered notes for the Notes. There is no existing market for the Notes, and SABMiller can offer no assurance as to the liquidity of any market that may develop for the Notes, the ability of holders to sell their Notes or the prices at which Notes may be sold. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Group's operating results and the market for similar securities. Certain of the Initial Purchasers have advised SABMiller that they currently intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market-making at any time without notice.

The Notes, the Parent Guarantees and the Finance Guarantees are unsecured obligations.

The Notes will be senior unsecured indebtedness of Miller and will rank junior to all of Miller's existing and future secured obligations. The Parent Guarantees and the Finance Guarantees relating to the Notes rank equally in right of payment with all existing and future unsecured indebtedness of the Parent Guarantor and the Finance Guarantor, respectively. The Parent Guarantees and the Finance Guarantees are effectively subordinated to all of the existing and future secured indebtedness of the Parent Guarantor and the Finance Guarantor, respectively, to

the extent of the collateral securing such indebtedness, and are and will be effectively subordinated to all of the existing and future indebtedness and other liabilities of the subsidiaries and associated companies of the Parent Guarantor (other than Miller and the Finance Guarantor) and the Finance Guarantor, respectively. As at March 31, 2003, Miller had $1 million of secured indebtedness, SABMiller had $110 million of consolidated secured indebtedness and SABMiller Finance had no secured indebtedness. The terms of the Notes only limit the amount of additional indebtedness secured by principal properties or shares of companies which own principal properties which Miller, SABMiller and SABMiller Finance can create, incur, assume or guarantee. For more information on the ranking of the Notes, see "*Description of the Notes and the Guarantees*".

Use of Proceeds

The net proceeds of the issue of the Notes (net of estimated fees and commissions of $7,050,000) are estimated to amount to $1,682,378,000. The net proceeds will be used by Miller to refinance in part its $2,000 million 364 day, non-amortizing unsecured bridge facility dated March 26, 2003 (the "*Miller Term Loan*").

The balance of the Miller Term Loan will be prepaid by Miller from cash reserves or refinanced with the proceeds of an unsecured short-term facility entered into by Miller on August 1, 2003, which is expected to be drawn down in part, only if and to the extent required to refinance the balance of the Miller Term Loan, on the closing of the offering.

Consolidated Capitalization and Indebtedness of Miller

The following table sets out the consolidated capitalization and indebtedness of Miller as at March 31, 2003, unadjusted for the issue of the Notes:

	As at March 31, 2003
	(millions of $)
Short-term debt (< 1 year)	2,005
Long-term debt (> 1 year)	1
Total debt[(1)]	2,006
Shareholders' equity	
Share capital[(2)]	1
Reserves (including retained profits)	(1,097)
Total shareholders' equity	(1,096)
Equity minority interests	4
Total capitalization and indebtedness[(3)]	914
Contingent liabilities	
Guarantees[(4)]	33
Other contingent liabilities	4
Total contingent liabilities	37

(1) As at March 31, 2003, $1 million of Miller's indebtedness was secured and none was guaranteed.

(2) As at March 31, 2003 the authorized share capital of Miller was $1,000,000 divided into 10,000 ordinary shares each with a par value of $100, of which 6,144 shares were issued and fully paid.

(3) Total capitalization and indebtedness includes short-term debt, long-term debt, shareholders' equity and equity minority interests net of cash.

(4) Guarantees include staff loans and pension guarantees which amounted to $31 million and other guarantees which amounted to $2 million as at March 31, 2003. Miller will guarantee the SABMiller Notes to be issued on August 13, 2003.

Subsequent to March 31, 2003, Miller borrowed $2,000 million under the Miller Term Loan drawn down on May 15, 2003, which is guaranteed by the Parent Guarantor and the Finance Guarantor. Miller used the proceeds of the Miller Term Loan to refinance the $2,000 million one year, non-amortizing term loan drawn down on May 17, 2002. The net proceeds of the issue of the Notes will be used to refinance in part the Miller Term Loan. With effect from June 12, 2003, Miller guaranteed principal and interest on SABMiller Finance's $328 million notes due 2008.

On August 1, 2003, Miller entered into a non-amortizing unsecured short term facility for up to $2,000 million (the "*Miller Short Term Loan*"), which is guaranteed by the Parent Guarantor and the Finance Guarantor, and which may be drawn down in part only if and to the extent required to refinance the balance of the Miller Term Loan on the closing of the offering. Miller will use the proceeds of the Miller Short Term Loan to refinance the balance of the Miller Term Loan, to the extent not prepaid out of cash reserves or refinanced out of the net proceeds of the issue of the Notes.

Other than as stated above, there has been no material change in the capitalization and indebtedness, contingent liabilities or guarantees of Miller since March 31, 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the Group Financial Information, the Miller Financial Information and the unaudited Pro Forma Income Statement appearing elsewhere in this Offering Memorandum.

The comparison of the consolidated results of operations for the Group for the year ended March 31, 2003 to the year ended March 31, 2002 is based on the Group's historical results, which consolidate Miller for the period from July 9, 2002 (the date on which the Miller Acquisition became effective) through the Group's financial year end on March 31, 2003 (the "2003 Post-Miller Acquisition Period"). To the extent that line-item differences are material, separate references to the unaudited Pro Forma Income Statement are also included. All pro forma financial and operating data included in the below discussion is presented based on the assumption that the Miller Acquisition became effective April 1, 2002. The comparison of the consolidated results of operations for the Group for the year ended March 31, 2002 to the year ended March 31, 2001 does not include any results for Miller.

Prospective investors should note that the Group's financial year-end is March 31. Prior to its acquisition by SAB, Miller maintained its accounts and reported financial information on a calendar year basis in accordance with US GAAP. Certain information relating to Miller's results for the 2003 Post-Miller Acquisition Period and prepared in accordance with UK GAAP is incorporated in the discussion of the Group's consolidated results for the year ended March 31, 2003 and presented in a separate summary discussion in the segmental analysis; comparative numbers for this period, however, are not available. Consequently, a discussion of the results of operations for Miller for the year ended December 31, 2001 compared to the year ended December 31, 2000 and for the three months ended March 31, 2002 compared to the three months ended March 31, 2001, which comprise the most recent available historical financial information for Miller, is provided as a part of the segmental analysis.

Unless otherwise noted, for the purposes of this discussion and analysis, references to 2003, 2002 or 2001, when used alone, mean the financial year of the Group ended March 31, 2003, 2002 or 2001, as the case may be.

For the purposes of this discussion and analysis, (i) "turnover" means turnover from continuing operations of the Group or a segment of the Group, as the case may be, in each case, including the share of associates' turnover; and (ii) "operating profit" means the operating profit from continuing operations of the Group or a segment of the Group, as the case may be, in each case, including the relevant share of associates' operating profit, if any. Share of associates' profit is included in operating profit because in certain segments some of the Group's operations are structured through associates.

Due to the significant impact of the amortization of goodwill on operating profit, the Group also reports EBITA to its shareholders. For the purposes of this discussion and analysis, "EBITA" means earnings before interest, taxation, goodwill amortization and exceptional items (including profit on partial disposal of subsidiary) and including the share of associates' profits. EBITA is presented to enhance the understanding of the Group's operating results; however, EBITA is not a measure of financial performance under UK GAAP and may not be comparable to similarly titled measures used by other companies. Management believes that EBITA provides investors with a measure of operating results that is unaffected by the financing and accounting effect of acquisitions and

differences in capital structures among otherwise comparable companies and aids comparability between the Group's segments. EBITA should not be considered as an alternative to operating profit (as determined in accordance with UK GAAP), as an indicator of the Group's performance or as an alternative to cash flows from operating activities (as determined in accordance with UK GAAP) as a measure of liquidity.

Overview

The Group, which continues the businesses of SAB and Miller following the Miller Acquisition, is one of the world's largest beer and beverage companies. Since April 1, 2000, in addition to the Miller Acquisition, the Group has made a number of acquisitions and increased its investment in several companies in which it already held a stake. The most significant of these acquisitions include the acquisition of a 20% interest in Société des Brasseries et Glacières Internationales and Brasseries Internationales Holding Limited (together, "*Castel*") on April 1, 2001, the investment in Bevco, which was formed upon the acquisition by the Group of operations in Central America on November 29, 2001, the acquisition of a majority interest in Birra Peroni on June 4, 2003, the investment in the Group's joint venture with Shaw Wallace and Company Limited ("*Shaw Wallace*"), which remains to be completed, and the acquisition of a 29.6% interest in Harbin Brewery Group Limited ("*Harbin*"), the completion of which was announced on July 29, 2003. Prospective investors should be aware that the Miller Acquisition and such other acquisitions and investments made by the Group have had a significant effect on the year-on-year comparability of the Group's results. *See "Description of the Group".*

During the year ended March 31, 2001, the Group operated its businesses through four segments: Beer South Africa, SAB International ("*SABI*"), Other Beverage Interests and Hotels and Gaming. In 2002, in order to more clearly reflect the regional performance of SABI's businesses, the Group divided SABI into three separate operating segments: SABI Europe, SABI Africa and Asia and SABI Central America. Following the Miller Acquisition, the Group operates its businesses in seven segments: North America (Miller), Beer South Africa, Europe, Africa and Asia, Central America, Other Beverage Interests and Hotels and Gaming. For comparison purposes, the financial results of SABI for the year ended March 31, 2001 have also been presented on the new segmental basis. *See Note 3 to the Group Accountants' Report.*

Seasonality

Although turnover across the Group's operating segments tends to be stronger in the summer months, because of the diverse geographical profile of the businesses, which are located in both the Northern and Southern hemispheres, the impact of any regional seasonality on sales volumes is largely neutralized at the Group level.

Currency translation effects

The Group prepares its financial statements in US dollars in accordance with UK GAAP, while the Group's subsidiary and associated undertakings operate in the local currency of the country in which they are based. From a functional perspective, the Group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms, all business segments report in US dollars. Weighted average exchange rates are calculated based on an average of the exchange rates during the relevant year and weighted according to the turnover of the Group's businesses.

Fluctuations in the relative value of the rand to the US dollar have affected, and may continue to affect, the translation of the results of the Group's South African operations into US dollars. The Group's results have also been, particularly in 2002 and 2003, and may continue to be, affected by movements in the respective exchange rates of certain European currencies against the US dollar. In addition, fluctuations in the various exchange rates of the jurisdictions where the Group operates have impacted and may continue to impact the carrying values of the Group's assets and liabilities, with the resulting changes recorded as currency translation differences on foreign currency net investments in the Group's balance sheet. Investors should also be aware that movements in exchange rates significantly affect the comparability of the Group's performance between financial periods.

The following table sets forth the weighted average rates of exchange and the closing rates of exchange of the rand against the US dollar for the periods and dates indicated.

	Closing Rate	Weighted Average Rate(1)
As at and for the year ended March 31, 2003	7.91	9.50
As at and for the year ended March 31, 2002	11.40	9.71
As at and for the year ended March 31, 2001	8.00	7.34

(1) Weighted average rates of exchange are calculated based on an average of the exchange rates during the relevant year and weighted according to the turnover of the Group's businesses.

Changes in the relative values of the dominant functional currencies of the respective jurisdictions in which the Group operates do not, however, generally have a material direct impact on the operating performance of local operations, as the majority of the associated revenues and costs arise within such jurisdictions.

Basis of presentation of Miller Financial Information

Prior to July 9, 2002, Miller was a wholly-owned subsidiary of Altria Group, which, through certain of its related companies, provided Miller with various head office and administrative services, some of which are still provided pursuant to the Transitional Services Agreement, which expires on January 9, 2005. *See "Related Party Transactions—The Transitional Services Agreement"*. The allocation to Miller of the cost of these services was and, following the Miller Acquisition, continues to be based on the cost of these services to Altria Group for which Miller continues to be billed monthly. The cost of these services allocated and billed to Miller prior to the Miller Acquisition, however, was not necessarily indicative of the costs and expenses that Miller would have incurred if it had operated as an entity independent of Altria Group or of the costs and expenses Miller may incur in the future in independent arms' length negotiations with Altria Group or other third parties. *See the Notes to the Miller Accountants' Report (including, in particular, Note 31).*

Prior to the Miller Acquisition, Altria Group required Miller promptly to remit to it any excess profits and cash, while retaining the minimum practical balances of retained earnings and cash for Miller to operate its business effectively. The Miller Financial Information does not reflect the debt or interest expense that Miller would have incurred if it had operated as a stand-alone entity independent of Altria Group and, as a result, may not be indicative of the financial position, operating results and net cash flows that Miller would have experienced had Miller operated as a stand-alone entity during the periods presented. *See " — Liquidity and capital resources — External funding and financing"*.

Critical accounting policies

A "critical accounting policy" is one that both (i) is significant to the Group's financial condition and results of operations (i.e., one under which different estimates that Management could reasonably have used or changes in those estimates that are reasonably likely to occur would have a material impact on the Group's financial condition and results of operations) and (ii) requires difficult, complex or subjective analysis to be made by Management, typically based on assumptions at the time of determination. The Group Financial Information complies in all material respects with both UK GAAP and the Companies Act 1985 (the "Companies Act"), which require Management to make estimates and assumptions using judgement based on available information, including historical experience.

The Group's accounting policies are reviewed on a regular basis and Management believes that the assumptions and estimates made in the application of such policies for the purposes of preparing the Group Financial Information are reasonable; however, actual amounts and results could vary under different methodologies, assumptions or conditions.

The critical accounting policies of the Group are described below.

Goodwill

Prior to the adoption of FRS 10—"Goodwill and intangible assets" in the year ended March 31, 1998, purchased goodwill was set off directly against shareholders' funds in the acquisition period.

Purchased goodwill arising after March 31, 1998 is capitalized and, where regarded as having a finite useful economic life, is amortized through the profit and loss account over Management's estimate of the related useful economic life, which is assumed to be 20 years for acquisitions to date.

Where goodwill is regarded as having an indefinite useful economic life, it is not amortized. Management determines the useful life of goodwill to be indefinite based upon the nature of the business acquired, the durability of the products to which the goodwill attaches and the expected future impact of competition on the business. As disclosed in Note 2 to the Group Accountants' Report, Management has determined that the purchased goodwill in respect of the Coca-Cola bottling business in Amalgamated Beverage Industries Limited (*"ABI"*) has an indefinite life and, as such, this goodwill is not amortized. Management undertakes an annual impairment review of the carrying value of all goodwill deemed to have an indefinite useful economic life.

Acquisition accounting

On the acquisition of a company or business, fair values reflecting the conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Fair values of these assets and liabilities are determined by reference to market values, independent valuations or the current price at which similar assets could be acquired or similar obligations entered into or by discounting expected future cash flows to present value, using either market rates or risk-free rates and risk-adjusted expected future cash flows.

Impairment of goodwill and intangible assets

Following the introduction of FRS 11—"Impairment of fixed assets and goodwill", all fixed assets (both intangible and tangible) are subject to review for impairment when events or changes in circumstances indicate the carrying value of the asset may not be fully recoverable, except that,

as noted above, goodwill deemed to have an indefinite useful economic life is reviewed for impairment on an annual basis. Impairment reviews are performed by comparing the carrying value of the asset concerned to its recoverable amount, being the higher of the net realizable value and the value in use. The net realizable value of an asset is the amount that could be obtained on disposal of such asset, while its value in use is determined by discounting the expected future cash flows resulting from the continued use of the asset, including those arising from its eventual disposal. Significant assumptions are made in preparing these forecast cash flows and in determining the discount rate to be applied.

Depreciation of tangible fixed assets

Land and buildings, which have been adapted for specialized uses, are recorded at historical cost. Prior to the Group's adoption of FRS 15—"Tangible fixed assets" (*"FRS 15"*), land and buildings used for general purposes were revalued every three years on the basis of open market valuations for existing use by recognized professional appraisers. Following the adoption of FRS 15, the Group resolved to retain the book value of land and buildings based on the revaluations completed as at April 1, 1998 and not to undertake revaluations in the future.

Tangible fixed assets, other than freehold land, are depreciated on a straight line basis at rates calculated to write off the cost or valuation of the asset, less its estimated residual value, evenly over its useful economic life. When setting useful economic lives, the principal factors considered by Management include the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The range of useful economic lives over which the Group's tangible fixed assets are depreciated is provided in Note 2 to the Group Accountants' Report.

Recording of liabilities

In accordance with UK GAAP, the Group only recognizes a liability, and records a corresponding provision, in respect of a present obligation arising out of a past event when a transfer of economic benefits is probable and can be reliably estimated. Otherwise, the Group will disclose a contingent liability in the Notes to the Group Financial Information rather than recording a provision. A contingent liability is disclosed when a possible obligation has arisen but its existence will only be confirmed by future events not wholly within the control of the Group or in circumstances where an event triggering the liability has occurred but it is not possible to quantify the size or likelihood of that obligation.

Deferred tax

As required under FRS 19, which was adopted by the Group with effect from April 1, 2000, deferred tax is recognized in respect of all timing differences that have originated but not reversed at the relevant balance sheet date as a result of transactions or events that give rise to an obligation to pay more tax or a right to pay less tax in the future and is recorded at average tax rates prevailing at the relevant balance sheet date, unless future rates have been enacted. Deferred tax assets are recognized only to the extent that it is more likely than not that future taxable profits will be available to allow recovery or deduction of the deferred tax asset. The Group has chosen not to discount deferred tax assets and liabilities.

Pension and post-retirement benefits

Determining the Group's pension and post-retirement benefits assets, obligations and expenses depends on certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 34 to the Group Accountants' Report.

In November 2000, the Accounting Standards Board issued FRS 17—"Retirement benefits" *("FRS 17")*, which will change the way in which companies are required to measure, recognize and disclose obligations for pension and post-retirement benefits and the related amounts charged to the profit and loss account and statement of total recognized gains and losses. The full implementation of FRS 17 has been delayed. The Group has chosen not to adopt FRS 17 prior to its full implementation, but, in accordance with the applicable transitional provisions, has provided disclosure to give an indication of the possible impact of FRS 17, when fully implemented. *See Note 34 to the Group Accountants' Report.*

Determination of turnover

Turnover includes excise duties and taxes levied on casino winnings, but excludes value added tax. Investors should note, however, that certain of SABMiller's peer companies in Europe do not include excise duties within turnover.

Discussion of consolidated results of operations for the Group for the three years ended March 31, 2003, 2002 and 2001

The following table shows the consolidated profit and loss account for the Group for each of the three years ended March 31, 2003, 2002 and 2001 on an historical basis, and for the year ended March 31, 2003 on a *pro forma* basis.

	2003 Historical	2003(1) Pro-Forma Unaudited	2002 Historical	2001(2) Historical
		(millions of $)		
Turnover (including associates' share)	**9,112**	**10,545**	**4,364**	**4,184**
Turnover (excluding associates' share)	**8,295**	**9,728**	**3,717**	**3,624**
Net operating costs	(7,492)	(8,845)	(3,098)	(2,987)
Group operating profit (excluding associates' share)	**803**	**883**	**619**	**637**
Share of operating profit of associates (all continuing)	126	126	85	63
Profit on partial disposal of subsidiary	4	4	—	—
Profit on ordinary activities before interest and taxation	**933**	**1,013**	**704**	**700**
Net interest payable	(163)	(182)	(98)	(54)
Taxation	(349)	(395)	(208)	(195)
Equity minority interests	(125)	(126)	(105)	(99)
Profit for the year	**296**	**310**	**293**	**352**

(1) Calculated on a *pro forma* basis, assuming that the Miller Acquisition became effective as of April 1, 2002. *See the unaudited Pro Forma Income Statement.*

(2) Restated for the effect of the adoption of FRS 19.

Turnover

Turnover (including share of associates' turnover) for the year ended March 31, 2003 was $9,112 million, representing an increase of 108.8% from $4,364 million for the year ended March 31, 2002. Turnover for the 2003 financial year includes $3,473 million of turnover generated by Miller in the 2003 Post-Miller Acquisition Period, which represented 73.1% of the increase in the consolidated turnover for 2003, as compared to 2002. On an organic basis (i.e., adjusting for the turnover from businesses acquired and disposed of during the relevant periods for purposes of permitting year-on-year comparability), consolidated turnover for 2003 grew by 17.8%, as compared to 2002, principally as a result of an improved mix of products sold, higher volumes and the positive effects of foreign exchange rate movements in 2003, as compared to 2002.

Total beverage volumes for the Group for the year ended March 31, 2003 were 151.4 million hectoliters, or 52.4% higher than the total volumes of 99.4 million hectoliters achieved for the year ended March 31, 2002. Increases in lager beer volumes comprised the principal component of the total volume increase, as the volume of lager sold by the Group was 64.6% higher, reaching 115.8 million hectoliters for the year ended March 31, 2003, as compared to 70.4 million hectoliters for the year ended March 31, 2002. The growth in both total volumes and lager volumes was primarily a result of the Miller Acquisition and the impact of the inclusion of a full

year of results for Central America in 2003, as compared to only four months in 2002. On an organic basis, total beverage volumes and lager volumes grew 3% and 4.2%, respectively, in 2003, as compared to 2002, as volumes contributed from all segments were in each case higher.

Turnover (including share of associates' turnover) of $4,364 million for the year ended March 31, 2002 was 4.3% higher than the $4,184 million in turnover achieved for the year ended March 31, 2001. The increase in turnover for 2002, as compared to 2001, resulted primarily from both organic growth and acquisitions during 2002, including, in particular, the acquisition by the Group of its 20% interest in Castel on April 1, 2001 and the acquisition of the Central American operations on November 29, 2001.

As a result of the significant depreciation of the rand against the US dollar and the relative growth of operations outside South Africa during the year ended March 31, 2002, the Group's operations outside South Africa, when taken as a whole, became the majority contributor to consolidated turnover for the year ended March 31, 2002, having increased their proportionate share of turnover from 42.9% for the year ended March 31, 2001 to 55.3% for the year ended March 31, 2002. In 2003, the Group's operations outside South Africa continued to grow at a faster rate than the businesses within South Africa (i.e., Beer South Africa, Other Beverage Interests and Hotels and Gaming) and, accordingly, turnover generated by the businesses outside South Africa continued to be the majority contributor (reaching 75.1%) to consolidated turnover.

Net operating costs

The Group's net operating costs were $7,492 million for the year ended March 31, 2003, representing an increase of 141.8% from net operating costs of $3,098 million for the year ended March 31, 2002. Net operating costs for the 2003 financial year included $3,450 million of costs incurred by Miller in the 2003 Post-Miller Acquisition Period, representing 78.5% of the increase in the Group's consolidated net operating costs for 2003, as compared to 2002. Excluding Miller, net operating costs grew 30.5% for 2003, as compared to 2002, and 3.7% for 2002, as compared to 2001, in each case, principally as a result of the overall growth in the business and, in particular, the costs associated with the various acquisitions made by the Group during the relevant periods.

Operating profit

The Group's operating profit (excluding share of associates' profit) reached $803 million for the year ended March 31, 2003, representing an increase of 29.7% from $619 million for the year ended March 31, 2002. Operating profit (excluding the share of associates' profit) for 2003 included $23 million of operating profit (after exceptional items of $52 million, which are discussed below) realized by Miller in the 2003 Post-Miller Acquisition Period, which represented 12.5% of the increase in the Group's operating profit (excluding the share of associates' profit) for 2003, as compared to 2002. The higher operating profit for the year ended March 31, 2003, as compared to the year ended March 31, 2002, was principally the result of a continued focus on volume growth, productivity improvements and cost containment, although the impact on the Group's operating profit of the higher volumes in 2003, as compared to 2002, was reduced by the proportionately larger increase in net operating costs, which resulted from the relative contributions to turnover and operating costs from Miller's lower margin operations. Operating profit for 2003 was also higher due to the positive effects of foreign exchange rate movements.

The Group's operating profit (excluding share of associates' profit) was $619 million for the year ended March 31, 2002, representing a decrease of 2.8% from $637 million for the year ended March 31, 2001. This decrease arose principally as a result of the significant depreciation of the rand against the US dollar, which was only partially offset by the positive impact of volume growth, productivity improvements and cost containment.

For the year ended March 31, 2003, the Group recorded charges for operating exceptional items of $70 million, as compared to net charges for operating exceptional items of $8 million for the year ended March 31, 2002. For 2003, charges for operating exceptional items consisted principally of $58 million of charges arising in Miller, including costs associated with the closure of the Tumwater brewery ($35 million, comprising impairment charges of $20 million to write down the value of tangible fixed assets to their net recoverable value and rationalization costs, including redundancy and associated closure costs, of $15 million) and other costs arising from the integration of Miller into the Group ($23 million, consisting of consultancy fees, office closure costs and expenses related to the reorganization of the Miller and Pilsner Urquell international businesses, including severance costs and international brand realignment costs, of which $6 million was incurred outside Miller). The balance of the charges for operating exceptional items recorded by the Group for 2003 comprised costs relating to the ongoing reorganization at Central America ($12 million). For 2002, operating exceptional items were mainly brewery closure costs and impairment provisions relating to the Group's operations in Romania ($19 million), which were partially offset by the release of an impairment provision taken in a prior period in respect of operations in the Czech Republic ($11 million). There were no operating exceptional items in 2001.

An increasingly greater proportion of the Group's operating profit (including the share of associates' profit and before operating exceptional items and central administration costs) was attributable to operations outside South Africa for 2003 and 2002, as compared to 2002 and 2001, respectively, rising from 35.4% for 2001 to 45.1% for 2002 and to 52.1% for 2003. This shift in the relative contribution of the various operating segments to the Group's operating profit (excluding the share of associates' profit and before exceptional items and central administration costs) for 2003, as compared to 2002, reflected acquisitions and investments made outside South Africa during 2003, particularly the Miller Acquisition, the inclusion of a full year of operating profit from the Central American operations for 2003, as compared to only four months for 2002, and the growth of the businesses in Europe, both on an organic basis and as a result of acquisitions and investments. The positive effects of these factors were only partially offset by the appreciation of the rand against the US dollar in 2003. The shift for 2002, as compared to 2001, resulted principally from the adverse effects of the depreciation of the rand against the US dollar on the operating profit of the Group's operations in South Africa when translated into US dollars, as well as the relative growth of the businesses outside South Africa, organically and through acquisitions and investments. As noted above, the shift in the relative contribution of the Group's non-South African businesses to operating profit over the period is less significant than the shift in the segment contributions to total turnover mainly because of the lower margins experienced by Miller, as compared to the Group's other operations.

EBITA

Due to the significant impact of the amortization of goodwill on Group operating profit, the Group also reports EBITA (earnings before interest, taxation, goodwill amortization and exceptional items and including the share of associates' profits) to its shareholders. The

amortization charge for 2003 was $271 million, as compared to $54 million and $20 million for 2002 and 2001, respectively. The significantly higher charge for 2003 reflected primarily the amortization of goodwill arising from the Miller Acquisition, as well as a full-year's charge for the amortization of goodwill arising from the Group's acquisitions in Central America. Goodwill arising from acquisitions is amortized over 20 years, with the exception of goodwill in ABI, which is considered to have an indefinite life. *See Notes 11 and 12 to the Group Accountants' Report.* The balance of goodwill as at March 31, 2003 was $6,451 million, as compared to $1,803 million as at March 31, 2002.

EBITA for the Group grew 65.8% to $1,270 million for the year ended March 31, 2003, as compared to $766 million for the year ended March 31, 2002 due to the inclusion of Miller, as well as improvements in EBITA margins in most of the Group's other businesses for 2003, as compared to 2002. EBITA for Miller for the 2003 Post-Miller Acquisition Period was $250 million. EBITA is calculated excluding non-operating exceptional items, which, for the year ended March 31, 2003, amounted to a profit of $4 million on the partial disposal of the Group's interest in certain businesses comprising the Hotels and Gaming segment.

The Group's EBITA margin of 13.9% for the year ended March 31, 2003, as compared to the EBITA margin of 17.6% for the year ended March 31, 2002, principally reflected the inclusion of Miller for the 2003 Post-Miller Acquisition Period and the inclusion of a full year of results for Central America, as the margins achieved by these segments were relatively lower than those obtained by other Group operations, particularly in Beer South Africa and Europe, and, accordingly, diluted the Group's margin in comparison with the prior year. The EBITA margin for 2002 increased slightly from 17.2% for the year ended March 31, 2001, principally due to the improved margins achieved by Europe, Beer South Africa and the Group's other operations in South Africa.

Profit on ordinary activities before interest and taxation

Profit on ordinary activities before interest and taxation was $933 million for the year ended March 31, 2003, representing an increase of 32.5% from $704 million for the year ended March 31, 2002, which, in turn, reflected an increase of 0.6% from $700 million for the year ended March 31, 2001. The higher profit for the year ended March 31, 2003, as compared to the year ended March 31, 2002, reflected mainly performance improvements from established businesses, the increase in the share of associates' profit to $126 million for 2003 from $85 million for 2002 and the positive effects of foreign exchange rate movements, as well as the impact of acquisitions, including principally the Miller Acquisition. The slight increase in profit on ordinary activities before interest and taxation for 2002, as compared to 2001, resulted from the overall performance improvements and growth in the Group's businesses, which were, however, mostly offset by the depreciation of the rand against the US dollar.

Net interest payable

Net interest payable increased 65.9% to $163 million for the year ended March 31, 2003, as compared to net interest payable of $98 million for the year ended March 31, 2002. The higher net interest payable for 2003 was principally attributable to the consolidation, following the Miller Acquisition, of Miller's existing $2,000 million of pre-acquisition borrowings. *See " — Liquidity and capital resources—External funding and financing"*. In addition, the inclusion in 2003 of a full year of interest on borrowings incurred to finance the acquisition of the operations

in Central America, as compared to interest for only four months in 2002, also contributed to the increase in net interest payable for the year ended March 31, 2003, as compared to the year ended March 31, 2002.

Net interest payable was 81.5% higher for the year ended March 31, 2002, as compared to the year ended March 31, 2001, principally as a result of increased borrowings to fund the acquisitions completed during 2001 and 2002 in Central America and the Czech Republic.

Taxation on profit on ordinary activities

The Group pays tax in the countries in which it operates. The Group's effective tax rate before goodwill amortization and operating and non-operating exceptional items was 33.6% (34.4% excluding a one-time deferred tax credit of $9 million in relation to tax losses assessed in one of ABI's wholly-owned subsidiaries) for the year ended March 31, 2003, as compared to 31.2% for the year ended March 31, 2002. The higher rate experienced by the Group for 2003, as compared to 2002, reflected primarily the Miller Acquisition and the higher tax rate in the United States, as compared to the jurisdictions where the Group has its other operations, as well as the higher profits realized by the Group's operations in countries with relatively higher effective tax rates. Following the introduction of FRS 19, the Group changed its accounting policy in respect of deferred tax to require full provisioning with effect from April 1, 2000.

The Group recorded charges of $349 million for taxes on profit on ordinary activities for the year ended March 31, 2003, as compared to $208 million for taxes on profit on ordinary activities for the year ended March 31, 2002 and $195 million for taxes on profit on ordinary activities for the year ended March 31, 2001.

Profit on ordinary activities after taxation

The Group's profit on ordinary activities after taxation increased 5.8% to $421 million for the year ended March 31, 2003 from $398 million for the year ended March 31, 2002, after decreasing 11.8% in 2002 from $451 million for the year ended March 31, 2001. The increase in profit for the year ended March 31, 2003, as compared to the year ended March 31, 2002, was largely a result of higher after-tax profits realized by the Group's operations, other than Miller and Central America.

Equity minority interests

Equity minority interests reflect that portion of the Group's profit on ordinary activities after taxation that is attributable to the minority shareholders of its subsidiaries. The charge related to equity minority interests increased 19.0% to $125 million for the year ended March 31, 2003 from $105 million for the year ended March 31, 2002 and 6.1% for the year ended March 31, 2002, as compared to the charge of $99 million taken for the year ended March 31, 2001.

Profit for the financial year

As a result of the balance of all the foregoing, profit for the financial year ended March 31, 2003 of $296 million was largely unchanged, as compared to profit of $293 million for the financial year ended March 31, 2002, while profit for the financial year ended March 31, 2002 was lower by 16.8%, as compared to profit of $352 million for the financial year ended March 31, 2001.

Pro forma results

On a *pro forma* basis, assuming the Miller Acquisition became effective as of April 1, 2002, for the year ended March 31, 2003, the Group would have had turnover (including share of associates' turnover) of $10,545 million, including $4,906 million, or 46.5%, contributed by Miller, and operating profit (excluding share of associates' profit) of $883 million, of which Miller would have contributed $103 million, or 11.7%. For 2003, *pro forma* net operating costs would have been $8,845 million, *pro forma* net interest payable would have been $182 million and *pro forma* consolidated profit on ordinary activities before interest and taxation would have been $1,013 million.

Segmental analysis

The following table shows turnover and operating profit (including share of associates' profit (where relevant), but excluding operating exceptional items and central administration costs) (i) for North America (Miller), for the 2003 Post-Miller Acquisition Period, (ii) for Central America, for 2003 and for the period from November 29, 2001, the effective date of the Group's investment in Bevco through the Group's financial year end on March 31, 2002 and (iii) for each of the Group's other segments, for each of the three years ended March 31, 2003, 2002 and 2001.

	Year ended March 31		
	2003	2002	2001
	(millions of $)		
Turnover			
North America (Miller)	3,473[1]	—	—
Beer South Africa	1,270	1,112	1,365
Europe[2]	1,646	1,280	1,097
Africa and Asia[2]	1,209	946	700
Central America[2][3]	514	186	—
Other Beverage Interests	788	676	816
Hotels and Gaming	212	164	206
Operating profit, excluding operating exceptional items[4]			
North America (Miller)	75[1]	—	—
Beer South Africa	338	287	343
Europe[2]	239	168	130
Africa and Asia[2]	140	111	107
Including share of associates' profit	219	162	130
Central America[2][3]	10	7	—
Other Beverage Interests	94	76	82
Including share of associates' profit	120	95	106
Hotels and Gaming	21	13	9
Including share of associates' profit	42	28	25

(1) For the 2003 Post-Miller Acquisition Period.

(2) During the year ended March 31, 2001, the Group operated its businesses through four segments: Beer South Africa, SABI, Other Beverage Interests and Hotels and Gaming. In 2002, in order to more clearly reflect the regional performance of SABI's businesses, the Group divided SABI into three separate operating segments: SABI Europe, SABI Africa and Asia and SABI Central America. Following the Miller Acquisition, the Group operates its businesses in seven segments: North America (Miller), Beer South Africa, Europe, Africa and Asia, Central America, Other Beverage Interests and Hotels and Gaming. For comparison purposes, the financial results of SABI for the year ended March 31, 2001 have also been presented on the new segmental basis. *See Note 3 to the Group Accountants' Report.*

(3) The results of Central America are consolidated into the Group's results as of November 29, 2001.

(4) For 2003, operating exceptional items consisted of charges arising from the Miller Acquisition ($58 million, of which $6 million arose outside Miller) and charges relating to the ongoing reorganization at Central America ($12 million). For 2002, operating exceptional items were mainly brewery closure costs and impairment provisions relating to Romania ($19 million), partially offset by the release of an impairment provision taken in an earlier year in respect of operations in the Czech Republic ($11 million). There were no exceptional items in 2001.

North America (Miller)

Miller conducts its operations predominantly in the United States, where it is the second-largest brewing company. In the 2003 Post-Miller Acquisition Period, US beer industry volumes have been affected by low consumer confidence, a relatively stagnant US economy, terrorist events and related world developments and poor weather, with the result that market volumes have remained basically level during the period.

Miller competes in every major category of the US beer industry, including the Premium Light, Premium Regular, Budget and Near-Premium categories, which accounted for 32.9%, 21.7%, 13.0% and 12.6%, respectively, of industry volume for the year ended December 31, 2001. The Import and Flavored Malt Beverages (*"FMB"*) categories accounted for an additional 10.3% and 2.4%, respectively, while other minor categories collectively accounted for the remaining 7.1% of industry volume for the year ended December 31, 2001. The Premium Light, Import and FMB categories represent the growth segments in the US industry. Miller's core brand families, Miller Lite (Premium Light), Miller Genuine Draft (Premium Regular), Miller High Life (Near-Premium) and Milwaukee's Best (Budget), accounted for approximately 82.1% of Miller's total domestic volume in the United States during the 2003 Post-Miller Acquisition Period, excluding contract brewing. Miller's leading FMB, SKYY Blue, has become the fourth largest spirits branded FMB in the United States with volumes totaling over 500,000 hectoliters since its introduction in February 2002.

Discussion of results of operations for Miller for the 2003 Post-Miller Acquisition Period

Prior to the Miller Acquisition, Miller maintained its accounts and prepared its financial statements on a calendar year basis. Certain information relating to Miller's results for the 2003 Post-Miller Acquisition Period is set forth below and/or incorporated in the discussion of the Group's consolidated results for the year ended March 31, 2003; comparative numbers for this period, however, are not available.

During the 2003 Post-Miller Acquisition Period, Miller had turnover of $3,473 million, which represented 38.1% of the total turnover for the Group for 2003. For the 2003 Post-Miller Acquisition Period, total Miller lager volume, after adjusting for a distributor stock reduction program implemented during the 2003 Post-Miller Acquisition Period, was 33.9 million hectoliters (28.9 million barrels) or 3.7% lower as compared to the corresponding period in 2002. Total volume for the 2003 period included 31.5 million hectoliters (26.8 million barrels) of domestic volume, which was 4.5% (6.2% before adjustment) lower than for the nine months

ended March 31, 2002. For the 2003 Post-Miller Acquisition Period, contract brewing volumes were 8.2 million hectoliters (6.9 million barrels), reflecting growth of 3.6%, while international volumes of 2.4 million hectoliters (2.0 million barrels) increased 6.6%, in each case, as compared to the prior year period. Certain of Miller's core brands have been losing market share for a number of years, and the rate of decline has increased over the past year. Management believes that a combination of factors resulted in this decline, including loss of management focus on core brands following the introduction of four FMBs and some expected disruption during the acquisition process and the subsequent integration of Miller into the Group.

Miller's operating profit, excluding operating exceptional items, for the 2003 Post-Miller Acquisition Period was $75 million. Miller's EBITA (before amortization of goodwill totalling $175 million) was $250 million, reflecting proportionately lower volume, as well as the negative impact of brand, pack and geographic mix and higher raw material and energy costs, which were only partially offset by higher selling prices. EBITA for Miller for the period was determined after reduction for a number of significant one-time charges associated with the FMB brands, Sauza Diablo and Stolichnaya Citrona, and the reduction of four and one half days of inventory held in distributor warehouses, which (according to Management estimates) together amounted to $40 million. Management estimates that a further $16 million of FMB launch costs were also expensed during the year. Miller recorded $52 million in charges for operating exceptional items for the relevant period. Net operating costs incurred by Miller during the 2003 Post-Miller Acquisition Period were $3,450 million and constituted 46.0% of net operating costs incurred by the Group for 2003.

Discussion of results of operations for Miller for the two years ended December 31, 2001 and 2000 and for the three-month periods ended March 31, 2002 and 2001

The following is a discussion of the most recent available historical results of Miller's operations for which comparative data can be analyzed.

The following table provides certain information regarding the results of operations for Miller for the years ended December 31, 2001 and 2000 and the three-month periods ended March 31, 2001 and 2002.

	Year ended December 31		Three months ended March 31	
	2001	**2000**	**2002**	**2001**
	(millions of $)			
Turnover	4,800	4,916	1,220	1,118
Operating profit	372	461	103	89

Turnover

Miller's turnover was $1,220 million for the three months ended March 31, 2002, representing an increase of 9.1% from $1,118 million for the three months ended March 31, 2001. The increase was due primarily to a combination of higher pricing across virtually all of Miller's brands and higher volume, as well as increased contract brewing. Sales volume in the United States of 11.1 million hectoliters (9.5 million barrels) for the three months ended March 31, 2002 was 1.6%

higher than volume of 10.9 million hectoliters (9.4 million barrels) for the three months ended March 31, 2001, primarily due to increased sales to wholesalers of Miller's core brands and the introduction, in February 2002, of SKYY Blue, which were only partially offset by reduced sales volume of lower-priced, non-core brands. The increase in sales to wholesalers for the 2002 period, as compared to the 2001 period, reflected the need to ensure distributors had enough field inventory before the summer peak sales period for both core brands and FMB products. In contrast, total sales by wholesalers to retailers decreased by 2.6% for the three months ended March 31, 2002, as compared to the same period in 2001, reflecting lower retail sales of Miller Lite, Miller Genuine Draft, Icehouse, Milwaukee's Best, Red Dog and Meister Bräu.

Miller's turnover was $4,800 million for the year ended December 31, 2001, representing a decrease of 2.4% from $4,916 million for the year ended December 31, 2000. The decrease was due primarily to lower volumes, which resulted, in part, from the discontinuation of some brands and which were only partially offset by higher prices. Sales volume in the United States of 46.5 million hectoliters (39.6 million barrels) for the year ended December 31, 2001 decreased by 4.8% from sales of 48.7 million hectoliters (41.6 million barrels) for the year ended December 31, 2000. Excluding the impact of businesses divested since the beginning of 2000, principally Molson, total volumes in the United States were 2.4% lower for the year ended December 31, 2002 than for the year ended December 31, 2001. The decrease in Miller's volumes in the United States for 2002, as compared to 2001, resulted primarily from decreases in volumes of Near-Premium products, which fell by 7.7%, and volumes of Premium brands, which fell by 1.0%. Excluding the impact of the businesses divested, total wholesalers' sales to retailers decreased 2.5% from 2000, reflecting lower retail sales of Miller Lite, Miller Genuine Draft, Icehouse, Milwaukee's Best and Red Dog.

Operating profit

Miller's operating profit was $103 million for the three months ended March 31, 2002, representing an increase of 15.7% from $89 million for the three months ended March 31, 2001. The increase was due primarily to higher pricing, higher volume and increased contract brewing, the combined effects of which were only partially offset by higher net operating costs.

Miller's operating profit was $372 million in 2001, representing a decrease of 19.3% from $461 million in 2000. This decrease was due primarily to lower volumes, which resulted principally from the discontinuation of certain brands and were only partially offset by higher prices and lower net operating costs.

Beer South Africa

Beer South Africa accounted for approximately 98% of the total beer market in South Africa by volume for each of the three years ended March 31, 2003, 2002 and 2001. In order to maintain or improve its operating margins, Beer South Africa has continued to rationalize its production capacity and headcount, to invest in technologically advanced breweries, such as the Ibhayi Brewery (which was commissioned in November 2000 and officially opened in March 2001), and to improve distribution efficiencies and otherwise enhance productivity.

Beer South Africa's pricing policy is positioned to achieve price competitiveness in relation to other alcoholic beverages in the South African market and to increase both volumes sold and profitability. South Africa's level of beer consumption, and beer's share of the South African liquor market, are affected by the level of excise duty imposed. Excise duties vary with alcohol

content. For the years ended March 31, 2003, 2002 and 2001, the duty for beer, together with value added tax, constituted approximately 25% of the wholesale price. This level of duties imposed on beer has been, and continues to be, relatively high compared to the level of excise duty on South African wines and spirits.

Discussion of results of operations for Beer South Africa for the three years ended March 31, 2003, 2002 and 2001

Turnover

Beer South Africa's turnover was $1,270 million for the year ended March 31, 2003, as compared to $1,112 million for the year ended March 31, 2002, representing an increase of 14.2%. The higher turnover for 2003, as compared to 2002, was attributable largely to increased sales volumes, an improved mix of products sold and more favorable exchange rates, in each case, for 2003, as compared to 2002. Turnover for Beer South Africa was 18.5% lower for 2002, as compared to turnover for this segment of $1,365 million for the year ended March 31, 2001. This year-on-year decrease reflected principally the significant depreciation of the rand against the US dollar during 2002, which more than offset the increases in turnover in rand terms generated by improved sales volumes and mix for that year.

Lager volumes increased by 0.8% to 24.4 million hectoliters for the year ended March 31, 2003, as compared to 24.2 million hectoliters for the year ended March 31, 2002, principally as a result of favorable weather conditions and the launching of a number of new brands. In addition, the diminishing surplus in wine inventories resulted in beer becoming more competitively priced as compared to other liquor as beer price increases were lower than price increases for other types of alcoholic beverages. The improved results were achieved despite difficult trading conditions resulting from relatively high inflation, as well as the higher interest rates introduced to respond to such conditions, and the fact that the later period did not benefit from the inclusion of an Easter holiday, which typically has a positive impact on Beer South Africa's sales. For 2002, lager volumes sold were 1.4% higher, as compared to volumes of 23.9 million hectoliters sold for the year ended March 31, 2001, principally as a result of effective promotional activity and the early occurrence of the Easter period prior to the 2002 year-end. The improved volumes for 2002, as compared to 2001, were achieved despite a continuing, though lessening, shift in spending patterns of South Africans away from non-durable goods into "new" goods and services (including mobile telephones, gaming and the lottery) and a surplus of relatively cheaper white wine.

Operating profit

Beer South Africa's operating profit was $338 million for the year ended March 31, 2003, representing an increase of 17.8% from $287 million for the year ended March 31, 2002. The increase in Beer South Africa's operating profit for 2003, as compared to 2002, was largely due to improved productivity, increased efficiency and a continued focus on reducing operating costs, notwithstanding increased marketing spend and significant increases in raw material prices, as well as the appreciation of the rand against the US dollar in 2003.

Beer South Africa's operating profit was 16.3% lower for 2002, as compared to operating profit of $343 million for the year ended March 31, 2001. This decrease in operating profit was due to the significant depreciation of the rand against the US dollar, which more than offset the growth in operating profit in rand terms that resulted from increased volumes and continuing productivity initiatives focusing on improved asset utilization, more efficient utilization of raw

materials, cost containment, the effectiveness of general procurement projects, packaging innovations, improved brewery and distribution efficiencies and lower headcount.

Europe

In Europe, the Group operates predominantly in Central and Eastern Europe, the Canary Islands and, following the Group's acquisition of Birra Peroni in June 2003, Italy. In Europe, the Group has achieved growth in terms of turnover, volumes and operating profits over the three year period ended March 31, 2003, both organically and through acquisitions. The beer markets in the European countries in which the Group operates are highly competitive, with relatively well developed transport and communications infrastructure, although growth levels and per capita consumption in these markets vary considerably.

On June 4, 2003, the Group acquired a 60% interest in Birra Peroni, the number two brewer in Italy for €246 million in cash. At the same time, the Group entered into put and call arrangements with the remaining shareholders of Birra Peroni, which are exercisable over a three-to-five year period. If such puts and calls are fully exercised, the Group's interest in Birra Peroni will increase to 97.8%.

Discussion of certain results of operations for Europe for the three years ended March 31, 2003, 2002 and 2001

Turnover

Turnover for the Group's operations in Europe was $1,646 million for the year ended March 31, 2003, $1,280 million for the year ended March 31, 2002 and $1,097 million for the year ended March 31, 2001, representing year-on-year increases of $366 million, or 28.6%, and $183 million, or 16.7%, respectively. In each case, the increases in turnover were generated largely by a combination of improvements in sales volumes, pricing and the mix of products sold, as well as the positive effects of foreign exchange rate movements. Lager volumes grew 9.5% to 24.5 million hectoliters for the year ended March 31, 2003, as compared to 22.4 million hectoliters for the year ended March 31, 2002 and 5.9% for 2002 from 21.1 million hectoliters for the year ended March 31, 2001. The growth in volumes for the year ended March 31, 2003, as compared to the year ended March 31, 2002, resulted primarily from good summer weather in the key markets of Poland and the Czech Republic, which translated into volume increases in these markets of 10% and 4%, respectively. In Poland, the higher volume was further assisted by the introduction of a new brand, Debowe. Growth in the Czech operations was driven primarily by increased sales for 2003, as compared to 2002, of Pilsner Urquell both domestically (12%) and outside the Czech Republic (17%). In addition, the Group achieved a 27% growth in volumes in Russia for 2003, as compared to 2002, following the introduction of new brands and packaging. The higher volumes for 2002, as compared to 2001, were largely attributable to increased sales in Russia, particularly of premium licensed brands, a 6% increase in volumes in Poland and a 3.2% increase in volume in the Czech Republic.

Operating profit and EBITA

Operating profit for the Group's operations in Europe increased 42.3% to $239 million for the year ended March 31, 2003, as compared to $168 million for the year ended March 31, 2002, principally as a result of higher volumes, cost containment and a better mix of products sold.

Operating profit for the Group's operations in Europe increased 29.2% to $168 million for the year ended March 31, 2002 from $130 million for the year ended March 31, 2001, principally as a result of improved sales volumes, better pricing and a more favorable brand mix.

The Group's operating profit in Europe for each of the three years ended March 31, 2003, 2002 and 2001 has also benefited from the strengthening of some of the currencies in Central Europe against the US dollar during the period.

EBITA for Europe grew 38.9% to $275 million for the year ended March 31, 2003, as compared to $198 million for the year ended March 31, 2002, with almost all operations within the segment improving volumes, market share and margins.

Africa and Asia

The Group conducts operations in Africa in 11 countries and holds a 20% equity interest in Castel, which operates in 17 countries located principally in French-speaking Africa. The Group acquired its stake in Castel on April 1, 2001.

In Asia, the Group has operations in China and India. In China, its breweries are owned through China Resources Breweries Limited (*"CRB"*), an associated company in which SABMiller has a 49% interest. In October 2001, CRB entered into a 61%-owned joint venture with the Blue Sword group, which resulted in the establishment of a strong market position in the Sichuan province. In both 2003 and 2002, the Group acquired additional breweries in China, thereby significantly increasing CRB's capacity over this two year period. On July 29, 2003, the Group announced the completion of SABMiller's acquisition of a 29.6% interest in Harbin from Harbin's largest shareholder, China Enterprise Development Fund (*"CEDF"*). *See "Description of the Group".*

In India, the Group added capacity in June 2001 when it acquired a 92% interest in Mysore Breweries Limited (*"Mysore"*) and agreed to acquire a 53% interest in Rochees Breweries Limited (*"Rochees"*). On May 21, 2003, the Group announced that Mysore had agreed to enter into a joint venture with Shaw Wallace, pursuant to which Mysore will combine its brewing interests in India with those of Shaw Wallace and will, on completion, hold a 50% equity interest in Shaw Wallace Breweries Limited (*"Shaw Wallace Breweries"*).

Discussion of certain results of operations for Africa and Asia for the three years ended March 31, 2003, 2002 and 2001

Turnover

Turnover for the Group's operations in Africa and Asia increased 27.8% to $1,209 million for the year ended March 31, 2003 from $946 million for the year ended March 31, 2002, primarily as a result of strong volume growth in key markets, market share gains and the results of successful acquisition activity, as well as the inclusion of the Group's 20% share of the improved turnover of Castel. In Africa and Asia, clear beer volumes increased 35.4% to 31.3 million hectoliters for the year ended March 31, 2003 from 23.1 million hectoliters for the year ended March 31, 2002, while CSD volumes were 15.3% higher, reaching 4.2 million hectoliters for 2003, as compared to 3.6 million hectoliters for 2002. This volume growth was offset slightly by a 2.8% decrease in total other beverage volumes. Castel reported volume growth of 10.9% and 19.2% in clear beer and CSDs, respectively. Castel volumes, however, are not included in the Group's total volume figures because the Group does not have primary responsibility for the day-to-day management of Castel.

In Africa, clear beer volumes were 3.2% higher for 2003, as compared to 2002, primarily due to a good agricultural harvest in Tanzania, market growth in East Africa, followed by corresponding volume increases from the restructuring of operations in that region, the acquisition of the Laurentina brewery in Mozambique and market share gains in Ghana, although the introduction of VAT in Botswana in July 2002, which resulted in across the board consumer price increases, curbed otherwise strong sales in that country. Soft drink volumes also increased 15.3% for the year ended March 31, 2003, as compared to the year ended March 31, 2002, as a result of the inclusion of the volumes sold by Zambia Bottlers for a full year in 2003 following its acquisition in February 2002 and organic growth of 41.2% in Angola in the later year following the end of the civil war and related improvements in the local economy. Other beverage volumes, which are primarily derived in Africa, decreased largely due to the decrease in traditional beer volumes in Zambia for 2003, as compared to 2002, following the decision to exit the low margin bulk beer segment in that country.

In Asia, following the Blue Sword and Wuhan acquisitions and the roll-out of the Snowflake brand, total volumes (including bottled water) exceeded 27 million hectoliters, including 24.5 million hectoliters of beer volume, representing overall growth of 45.3% (5.7% on an organic basis) for the year ended March 31, 2003, as compared to the year ended March 31, 2002.

Turnover for the Group's operations in Africa and Asia was $946 million for the year ended March 31, 2002, representing an increase of $246 million, or 35.1%, as compared to turnover of $700 million for the year ended March 31, 2001. This increase was due primarily to the inclusion of the Group's share of Castel's turnover for the first time in 2002 and the impact of the Group's joint venture with the Blue Sword group and the additional brewing capacity acquired by CRB during that year. Strong performances from the Coca-Cola bottling business in Angola, market share gains in Ghana, volume growth in Africa and Asia's traditional sorghum beer businesses in Zambia, Malawi and Tanzania and a number of value-adding acquisitions made in Angola, Mozambique, Uganda and Zambia during the year ended March 31, 2002 also assisted the segment growth in turnover.

Clear beer volumes sold by the Group in Africa and Asia increased 35.2% to 23.1 million hectoliters for the year ended March 31, 2002 from 17.1 million hectoliters for the year ended March 31, 2001, in large part due to the additional capacity gained in China upon the effectiveness of the Blue Sword group joint venture in October 2001, as well as organic growth of 4.1% in Africa in the year ended March 31, 2002, as compared to the year ended March 31, 2001. In 2002 , total capacity in China increased to 35.0 million hectoliters largely due to the combination of the CRB majority-owned joint venture with the Blue Sword group and CRB's acquisition of additional breweries; however, because these transactions were effected immediately prior to the traditionally slow winter period when demand tends to decline, CRB was not able to utilize in 2002 all of the additional capacity resulting from these transactions.

Operating profit and EBITA

The Group's operating profit (including share of associates' profit) in Africa and Asia was $219 million for the year ended March 31, 2003, $162 million for the year ended March 31, 2002 and $130 million for the year ended March 31, 2001, reflecting year-on-year increases of 35.2% and 24.6%, respectively. For each of the three years ended March 31, 2003, 2002 and 2001, operating profit in Africa and Asia included the Group's share of associates' profit of $79 million, $51 million and $23 million, respectively, primarily for Castel (2003 and 2002 only) and CRB. The

share of associates' profit contributed by Castel was included in the segment results for the first time for the year ended March 31, 2002, while operating profits from CRB were included for each of the three years.

In Africa, operating profits for 2003 and 2002 benefited from volume growth and market share gains, as well as acquisition activity in a number of countries and the continued success of the Group's efforts to reduce unit costs through bulk purchasing initiatives, reduced overhead and productivity improvements. During the year ended March 31, 2003, US dollar weakness against certain of the Group's key operating currencies in Botswana, Lesotho and Swaziland also assisted operating profit for Africa and Asia. In contrast, operating improvements achieved for the year ended March 31, 2002 were partially offset by the rapid depreciation during the period of certain currencies used in the jurisdictions where Africa and Asia operates against the US dollar.

In China, operating profit (including share of associates' profit) improved principally due to growth in the businesses as a result of acquisitions, as well as improvements in established businesses from productivity gains and reduced price discounting. The year-on-year increases in operating profit for 2003, as compared to 2002, and for 2002, as compared to 2001, were, however, partially offset by operational, personnel and related costs assumed in connection with the new brewery acquisitions.

EBITA for Africa and Asia rose 36.3% to $233 million for the year ended March 31, 2003, as compared to $171 million for the year ended March 31, 2002 and $132 million for the year ended March 31, 2001.

Central America

2003 was the first full year in which the Group conducted operations in Central America, which were acquired with effect from November 29, 2001 upon the formation of Bevco. Bevco owns substantially all of the sole brewer and largest soft drinks (Coca-Cola) bottler in Honduras and all of the sole brewer and largest soft drinks (Coca-Cola) bottler and water business in El Salvador.

In 2003, both El Salvador and Honduras suffered from weak economies and strong competitive pressures in the CSD market, particularly in El Salvador.

Discussion of certain results of operations for Central America for the two years ended March 31, 2003 and 2002

Turnover

Turnover for the Group's operations in Central America was $514 million for the year ended March 31, 2003 and $186 million for the part year commenced on November 29, 2001 and ended on March 31, 2002. Turnover for both periods reflects aggressive competition in the CSD market in El Salvador, which resulted in lower pricing. In the 2002 period, results were also negatively impacted by the after-effects of tropical storm Michele.

In Central America, for the year ended March 31, 2003, the Group had total volumes of 10.5 million hectoliters, comprised of 1.7 million hectoliters of lager volumes, 6.3 million hectoliters

of CSD volumes and 2.5 million hectoliters of other beverage volumes. For the four months from November 29, 2001 through March 31, 2002, volumes generated by the Central American operations were 3.7 million hectoliters, comprised of 0.6 million hectoliters of lager volumes, 2.3 million hectoliters of CSD volumes and 0.8 million hectoliters of other beverage volumes. As compared to volumes, on an annualized basis, for the year ended March 31, 2002, CSD volumes achieved in 2003 were 6.9% lower, principally due to the aggressive price competition, while, on a year-on-year basis, lager volumes were relatively stable.

Operating profit and EBITA

Operating profit (before operating exceptional items) for the Group's operations in Central America was $10 million for the year ended March 31, 2003 and $7 million for the four-month period from November 29, 2001 to March 31, 2002. Operating profit for 2003, as compared to 2002, has been impacted by both the difficult competitive conditions in the market, which reduced sales volumes, and the increased costs arising from the on-going reorganization and consolidation of these operations, pursuant to which sales and distribution functions and back office functions have been merged, packaging assets have been rationalized and certain production and distribution sites have been closed, while financial systems have been integrated, with the result that total headcount has been reduced.

Operating profit for Central America for 2003 and 2002 is stated after the amortization of goodwill of $46 million and $15 million, respectively.

In the first full year in which Central America was included in the Group's results, this segment achieved EBITA of $56 million for the year ended March 31, 2003, as compared to $22 million for the four-month period from November 29, 2001 to March 31, 2002.

Other Beverage Interests

Turnover for the Other Beverage Interests segment comprises the total turnover of ABI, the total turnover of Appletiser South Africa (Proprietary) Limited (*"Appletiser"*) and the Group's share of the turnover of its associates, including Distell Group Limited (*"Distell"*). Turnover for both ABI and Appletiser is substantially dependent upon general economic conditions in South Africa. The turnover of these operations is also particularly susceptible to weather conditions in South Africa. In the second half of the year ended March 31, 2003, the South African economy improved mainly due to the appreciation of the rand against the US dollar and the introduction of favorable tax measures.

The nature of the ABI and Appletiser businesses is such that their cost bases are largely fixed, with the result that increases in sales volumes can have a significant positive impact on profits. Conversely, sustained cold or wet weather and economic downturns tend to reduce sales volumes with a consequential adverse effect on operating profit.

Discussion of certain results of operations for Other Beverage Interests for the three years ended March 31, 2003, 2002 and 2001

Turnover

Turnover for the Other Beverage Interests segment was $788 million for the year ended March 31, 2003, representing an increase of 16.6% from turnover of $676 million for the year ended March 31, 2002. ABI's turnover, which accounted for 75.4% of the segment's total turnover in 2003, grew 18.8% to $594 million for the year ended March 31, 2003 from $500 million for the

year ended March 31, 2002, principally as a result of the combined effects over the period of 5% growth in total volumes and an improved mix of products sold (CSD volumes grew 4.1%, while other beverage volumes grew 22.3%, in each case, in 2003, as compared to 2002). The growth in volumes was due to good weather, effective market execution (i.e., improved timing and targeting of volumes in the segment's marketing and distribution efforts) and increased consumer confidence. Turnover for 2003, as compared to 2002, also benefited from volume and price increases, continued improvements in market execution and the effects of the appreciation of the rand against the US dollar in 2003.

Turnover for the Other Beverage Interests segment for the year ended March 31, 2002 was 17.2% lower than turnover of $816 million for the year ended March 31, 2001. Turnover generated by ABI comprised 74.0% and 71.7% of the segment's total turnover for 2002 and 2001, respectively, and, as a result, the decrease in turnover for the Other Beverage Interests segment for 2002, as compared to 2001, was mainly attributable to the 14.5% decrease in ABI's turnover to $500 million for the year ended March 31, 2002 from $585 million for the year ended March 31, 2001. The lower turnover for ABI for the 2002 period, as compared to 2001, resulted principally from the significant depreciation of the rand against the US dollar in 2002, which was only partially offset by the increase in ABI's sales volumes to 11.5 million hectoliters for the year ended March 31, 2002 from 11.0 million hectoliters for the year ended March 31, 2001. The 4.7% growth in ABI's volume for 2002, as compared to 2001, resulted primarily from the strong performance in the second half of the year ended March 31, 2002, which included good summer weather, and the first time inclusion in the later period of two small businesses in the segment's results.

Operating profit

Operating profit (including share of associates' profit) for the Other Beverage Interests segment was $120 million for the year ended March 31, 2003, $95 million for the year ended March 31, 2002 and $106 million for the year ended March 31, 2001, reflecting an increase of 26.3% for 2003, as compared to 2002, and a decrease of 10.4% for 2002, as compared to 2001. For each of the three years ended March 31, 2003, 2002 and 2001, operating profit for the Other Beverage Interests segment included the Group's share of associates' profit of $26 million, $19 million and $24 million, respectively, principally for Distell and Coca-Cola Canners (Proprietary) Limited.

Operating profit (including share of associates' profit) realized by ABI increased by 24.1% for the year ended March 31, 2003, as compared to the year ended March 31, 2002, principally as a result of the positive effects of a combination of volume growth and productivity gains, as well as the appreciation of the rand against the US dollar, which were partially offset by increased input costs and the adverse effect of mix changes. ABI's operating profit (including share of associates' profit) constituted 81.7% and 83.2% of the total operating profit of the Other Beverage Interests segment for 2003 and 2002, respectively. Operating profit for the segment was also boosted by higher operating profit for 2003, as compared to 2002, at both Appletiser, which resulted largely from volume growth in all of Appletiser's markets (other than the United Kingdom), and Distell, which arose primarily from volume growth in both domestic and international markets, a favorable sales mix and improvements in operating margins.

Operating profit (including share of associates' profit) for the Other Beverage Interests segment for the year ended March 31, 2002 was lower than operating profit for the year ended March 31, 2001, principally as a result of a corresponding year-on-year decrease of 10.2% in the operating profit (including share of associates' profit) realized by ABI for 2002, as compared to 2001. The decrease in ABI's operating profit (including share of associates' profit) was primarily attributable

to the depreciation of the rand against the US dollar, which was only partially offset by ABI's relatively strong volume and margin performance.

Hotels and Gaming

Throughout 2001, 2002 and 2003, the Group owned 100% of Southern Sun Hotels (Proprietary) Limited (*"Southern Sun"*), one of the largest hotel operators in Africa, and 50% of Tsogo Sun Casinos (Proprietary) Limited (*"Tsogo Sun Casinos"*), which operates five licensed casinos. As at the date of this Offering Memorandum, the Group has a 49% interest in Tsogo Sun Holdings (Proprietary) Limited (*"Tsogo Sun"*), which now owns the hotel interests previously owned by Southern Sun, and 100% of Tsogo Sun Casinos. With effect from March 31, 2003, the Group sold its hotel and gaming interests to Tsogo Sun in exchange for ordinary shares representing 49% of Tsogo Sun, $42 million of Tsogo Sun redeemable preference shares and $43 million cash, net of expenses. For the years ended March 31, 2004 and thereafter, the Group's interest in this business will be accounted for as an associate undertaking. Southern Sun is affected by the number of international tourists visiting South Africa and levels and patterns of international and local business and leisure travel. Since December 2001, visitor arrivals have increased, and hotel room occupancy levels have risen, although there can be no assurance that this trend will continue. Financial results in the hotel sector are affected by the total number of rooms available across all levels of hotel accommodation in South Africa, which has increased significantly since 1994. Southern Sun has maintained occupancy levels of between 65% and 72% over the last three financial years. Turnover generated by Tsogo Sun's gaming operations is largely attributable to turnover generated by the development in Montecasino and, to a lesser extent, by the new Suncoast Casino in Durban, South Africa, which opened in November 2002, and by the Hemingway's Casino and Hotel in East London, which opened in September 2001.

Discussion of certain results of operations for Hotels and Gaming for the three years ended March 31, 2003, 2002 and 2001

Turnover

Turnover for the Group's Hotels and Gaming segment was $212 million for the year ended March 31, 2003, representing an increase of 29.3% from $164 million for the year ended March 31, 2002, principally due to higher turnover in both the hotel and gaming operations. The increase in turnover from the hotel businesses resulted from both higher occupancy rates (which rose to 72% for the year ended March 31, 2003 from 66% for the year ended March 31, 2002) and higher average room rates (which increased by 19% for 2003, as compared to 2002). The higher occupancy rates were partially attributable to South Africa's hosting of both the World Summit on Sustainable Development and the Cricket World Cup, which also led to room rate increases. Turnover generated by the gaming operations was also higher for 2003, as compared to 2002, primarily due to growth in the turnover generated at Montecasino and the inclusion of a full year's turnover attributable to the Hemingway's Casino and Hotel, which opened in September 2001.

Turnover for the Group's Hotels and Gaming segment for the year ended March 31, 2002 was 20.4% lower than turnover of $206 million for the year ended March 31, 2001 principally due to the depreciation of the rand against the US dollar, as well as the fact that turnover for Sun International Inc. (*"Sun International"*) ceased to be included in the segment's results following the sale of the Group's interest in this entity on June 30, 2000. The negative effect of these items was only partially offset by higher average room rates and a slight increase in the average occupancy rate due to a small increase in the number of international visitor arrivals to South Africa. Turnover generated by gaming operations for 2002, as compared to 2001, reflected

benefits from the opening of the Hemingway's Casino and Hotel, together with the relatively strong performance of Montecasino in the later year.

Operating profit

The operating profit (including share of associates' profit) of the Group's Hotels and Gaming segment was $42 million for the year ended March 31, 2003, $28 million for the year ended March 31, 2002 and $25 million for the year ended March 31, 2001, reflecting year-on-year increases of 50.0% for 2003, as compared to 2002, and 12.0% for 2002, as compared to 2001. For each of the three years ended March 31, 2003, 2002 and 2001, operating profit for the Hotels and Gaming segment included the Group's share of associates' profits, principally for Tsogo Sun (for all three years) and Sun International (for 2001), of $21 million, $15 million and $16 million, respectively.

The increase in operating profit (including share of associates' profit) for 2003, as compared to 2002, derived from improved turnover for both the hotel businesses and the gaming operations, as well as improved margins. For 2002, as compared to 2001, operating profits (including share of associates' profit) for the Hotels and Gaming segment were higher largely as a result of the absence in 2002 of non-recurring items experienced in 2001, including principally the loss on the disposal by Southern Sun of its 20% interest in Sun International, and the consolidation of a full year of profits attributable to Montecasino for 2002, as compared to only eight months in 2001. The positive impact of these factors was only partially offset by the negative effects of the depreciation of the rand against the US dollar in 2002.

Liquidity and capital resources

Liquid assets

The Group uses cash in hand, cash from operations and short-term borrowings to manage its liquidity.

The Group has been able, and expects to continue to be able, to manage its cash positions between segments and across operations through a combination of dividends, intra-group loans, management fees and royalties.

As at March 31, 2003, the Group had cash and short-term investments of $561 million, as compared to $290 million as at March 31, 2002.

The following table sets forth a summary of contributing factors to the Group's net cash flow for the years ended March 31, 2003, 2002 and 2001.

	2003	2002	2001
	(millions of $)		
Net cash inflow from operating activities	**1,568**	**975**	**859**
Dividends received from associates	27	13	15
Net cash outflow from returns on investments and servicing of finance	(265)	(171)	(108)
Taxation paid	(286)	(179)	(179)
Net cash outflow for capital expenditure and financial investments	(447)	(299)	(324)
Net cash outflow for acquisitions and disposals	(54)	(768)	(700)
Equity dividends paid to shareholders	(203)	(173)	(177)
Net cash inflow from management of liquid resources	44	19	64
Net cash (outflow)/inflow from financing	(136)	699	491
Increase/(decrease) in cash in the year	**248**	**116**	**(59)**

Net cash inflow from operating activities

The Group's net cash inflow from operating activities increased 60.8% to $1,568 million for the year ended March 31, 2003 from $975 million for the year ended March 31, 2002, largely due to the inclusion of net cash inflow generated by Miller and increases in the operating profits realized by the Group's established businesses, particularly Beer South Africa. Historically, Miller has been a cash generative business, with net cash inflows from operating activities of $482 million, $553 million and $667 million for each of the three years ended December 31, 2001, 2000 and 1999, respectively, and of $75 million and $25 million for each of the three-month periods ended March 31, 2002 and 2001, respectively.

Other key factors contributing to the change in cash for 2003, as compared to 2002, which offset the increase in net cash inflow from operating activities, include higher net cash outflows from returns on investments and servicing of finance, which rose as a result of the higher net interest charges incurred by the Group in 2003, higher taxes paid as a result of the inclusion of Miller for the first time in 2003 and higher net cash outflows for capital expenditure and financial investments. *See " — Capital expenditure".*

The Group's net cash inflow from operating activities increased 13.5% to $975 million for 2002 from $859 million for 2001. This improvement in net cash inflows was largely attributable to more focused working capital management, which resulted in cash retention despite the lower operating profits for 2002, as compared to 2001.

Capital expenditure

The Group's purchases of tangible fixed assets and financial investments for the year ended March 31, 2003 totaled $466 million, compared to $327 million for the year ended March 31, 2002 and $365 million for the year ended March 31, 2001. For the year ended March 31, 2003, $94 million, or 20.2% of the total capital expenditure on tangible fixed assets and financial investments for the Group, was attributable to expenditure made by Miller during the 2003 Post-Miller Acquisition Period.

Excluding Miller, capital expenditure in each of the three years ended March 31, 2003, 2002 and 2001 related largely to the expansion of the Group's beverage interests through additional investments in breweries and the purchase of equipment across the markets in which the Group operates. For the year ended March 31, 2002, purchases of financial investments also included the additional payment of $58 million accrued as at March 31, 2001 and paid on April 3, 2001 (i.e., during the year ended March 31, 2002) by Safari Limited to former SAB shareholders for shares acquired during the year ended March 31, 2000.

For each of the two years ended December 31, 2001 and 2000, purchases of tangible fixed assets at Miller were $136 million and $138 million, respectively. In both these years, capital expenditure comprised mainly investments in connection with entering into contract brewing arrangements, increases in FMB capacities, cost reduction projects, infrastructure improvements and replacements and environmental and safety compliance requirements. Capital expenditure at Miller for each of the three month periods ended March 31, 2002 and 2001 was $46 million and $27 million, respectively.

Management anticipates that the Group will continue to incur significant capital expenditure as several of the Group's businesses continue to target substantial volume growth. The Group's most significant capital expenditure items in the near future are expected to include the

installation of automated handling systems at Miller's principal breweries in the United States, expansion of the Pilsner Urquell brewing capacity at the Group's breweries in the Czech Republic to meet increasing export demand, the construction of a new warehouse in Honduras and equipment upgrades for bottle labeling at the Bevco plants. Management expects, however, that the Group's capital expenditure in the near future will continue to be funded primarily out of net cash inflows from operating activities.

Dividend policy

The Group's policy with respect to the payment of dividends to shareholders of SABMiller is to achieve dividend cover of between 2.2 and 2.5 times adjusted earnings. The Board of Directors of SABMiller (the *"Board"*) has declared a final dividend of $0.185 per share, which, when added to the dividend of $0.065 paid earlier in 2003, will result in a total dividend of $0.25 per share in respect of that year. The payment of the final 2003 dividend was approved by the shareholders on July 30, 2003. The dividend paid in respect of 2002 was also $0.25 per share.

External funding, financing and indebtedness

Group indebtedness

The Group finances its operations through a mixture of retained reserves, borrowings under bank revolving credit facilities, long-term bank loans and corporate bonds. The Group's policy is to maintain between 25% and 75% of its borrowings measured on a rolling basis at fixed interest rates.

Gross borrowings for the Group increased by 129.5% to $3,523 million as at March 31, 2003 from $1,535 million as at March 31, 2002. Short-term borrowings (i.e., due within one year) as at March 31, 2003 comprised 68.4% of interest-bearing debt, as compared to 15.6% as at March 31, 2002, largely as a result of the consolidation, following the Miller Acquisition, of Miller's existing pre-acquisition borrowings of $2,000 million. The Group's medium and long-term borrowings (i.e., due in more than one year) amounted to $1,114 million as at March 31, 2003 and $1,295 million as at March 31, 2002, while the Group had undrawn committed loan facilities in place totaling $1,590 million and $1,125 million as at such dates, respectively.

Net debt (gross borrowings less cash and short-term investments) also increased to $2,962 million as at March 31, 2003 from $1,245 million as at March 31, 2002. The average maturity of the Group's outstanding loans is less than 1.5 years, while the average interest rate on the Group's gross borrowings is now below 4.5%.

The Group's ratio of net debt (which includes obligations under finance leases and hire purchase contracts), net of liquid resources (which consist of cash and short-term investments), to total capital employed (which consists of invested capital and equity minority interests) reached 42.4% as at March 31, 2003, as compared to 40.8% as at March 31, 2002, largely due to the inclusion of interest-bearing debt of Miller and the higher leverage profile of Miller relative to that of the Group's other business segments.

As at the date of this Offering Memorandum, the Group had the following principal debt facilities in place:

Convertible Bonds

On August 10, 2001 and September 14, 2001, SAB Finance (Cayman Islands) Ltd issued $500 million and $100 million, respectively, of its 4.25% Guaranteed Convertible Bonds due 2006 (the

"Convertible Bonds"), which are guaranteed by SABMiller and SABMiller Finance. The Convertible Bonds mature on August 10, 2006, subject to the early redemption thereof at the option of the holders (i) at any time following a "change of control" of SABMiller, including pursuant to an offer made to all holders of ordinary shares to acquire the whole or any part of the issued ordinary share capital of SABMiller, or (ii) otherwise on August 10, 2005. Interest accrues on the outstanding principal amount of the Convertible Bonds at the rate of 4.25% per annum and is payable semi-annually in arrear on February 10 and August 10 in each year.

Each $1,000 in principal amount of Convertible Bonds is convertible, at the option of the holder thereof, into one 4.25% exchangeable redeemable preference share of SAB Finance (Cayman Islands) Ltd (each, a *"Preference Share"*) at any time up to the close of business on the date falling seven London business days prior to August 10, 2006 (inclusive) or if the Convertible Bonds are redeemed prior to their stated maturity. Each Preference Share has a paid-up value of $1,000. Preference Shares issued upon conversion of the Convertible Bonds will, in SABMiller's absolute discretion, in each case at their paid-up value (translated into Pounds Sterling at the fixed rate of $1.41 = £1.00), either be exchanged upon issuance for, or be immediately redeemed, with the redemption proceeds being applied to the subscription for or purchase of ordinary shares of SABMiller at a price (subject to adjustment) of 615 pence per ordinary share. Subject to the foregoing, 115.3203 ordinary shares of SABMiller will be issued (or transferred by Safari Limited) in respect of each $1,000 principal amount of Convertible Bonds, upon the conversion thereof.

Group Syndicated Loan Facility

On April 4, 2000, SABMiller Finance entered into a three-year $750 million multi-currency revolving credit facility (the *"Group Syndicated Loan Facility"*), guaranteed by SABMiller. In June 2002, the term of the Group Syndicated Loan Facility was extended to November 2003. In March 2003, the participating syndicate banks agreed to extend further the term of the Group Syndicated Loan Facility to November 2004, although the available amount of the Group Syndicated Loan Facility will reduce with effect from November 16, 2003 to $720 million as a result of the withdrawal of one bank from the syndicate. As at March 31, 2003, $75 million had been drawn down and was outstanding under the Group Syndicated Loan Facility. Since that date, additional amounts have been drawn down in connection with various acquisitions recently completed by the Group, including Birra Peroni, and amounts have been drawn down and repaid, on a revolving basis, to help manage day-to-day working capital needs. Interest accrues on the principal balance outstanding from time to time under the Group Syndicated Loan Facility at floating rates calculated by reference to LIBOR plus a margin and is payable on the maturity of each drawdown.

SABMiller is subject to certain financial covenants under the Group Syndicated Loan Facility, which were amended effective March 2003 such that, after giving effect to the issuance and sale of the Notes and the intended use of the proceeds thereof, SABMiller will continue to be in compliance with the applicable financial covenants.

Private Placement Notes

On April 9, 2001, SABMiller Finance issued its $328 million notes due 2008 (the *"Private Placement Notes"*), which were privately placed in the United States, in four tranches consisting of $230 million 8.04% senior amortizing notes with a final maturity of April 9, 2008 (the *"8.04% Notes"*), $30 million 8.22% senior notes due April 9, 2008 (the *"8.22% Notes"*), $10 million 7.99%

senior notes due April 9, 2005 (the "*7.99% Notes*") and £40 million 8.08% senior amortizing notes with a final maturity of April 9, 2008 (the "*8.08% Notes*"). The proceeds from the issue and sale of the Private Placement Notes were used to effect a partial repayment of amounts then drawn down and outstanding under the Group Syndicated Loan Facility, thereby extending the maturity profile of the Group's interest-bearing debt. Each tranche of the Private Placement Notes bears interest at an annual fixed rate, with accrued interest payable, in each case, semi-annually in arrear on each April 9 and October 9 prior to the respective maturities thereof. On June 12, 2003, SABMiller Finance entered into an agreement, which, among other things, increased the respective interest rates on the 8.04% Notes, the 8.22% Notes, the 7.99% Notes and the 8.08% Notes to 8.29%, 8.47%, 8.24% and 8.33%, respectively.

The payment obligations of SABMiller Finance in respect of principal and interest on the Private Placement Notes are guaranteed by SABMiller and by Miller. SABMiller is subject to certain financial covenants under the Private Placement Notes, which were amended effective June 12, 2003 such that, after giving effect to the issuance and sale of the Notes and the intended use of the proceeds thereof, SABMiller will continue to be in compliance therewith.

SABMiller Notes

On August 13, 2003, SABMiller will issue $300,000,000 6.625% Guaranteed Notes due 2033.

Working capital facilities

As at March 31, 2003, the Group had undrawn committed borrowing facilities available to it for a total amount of $1,590 million, including $786 million expiring within one year, $704 million expiring between one and two years and $100 million expiring in more than two years. The facilities expiring within one year are of a general banking nature and thus subject to review at various dates (usually on an annual basis). Management expects that the Group's core working capital needs and seasonal peak borrowing requirements will continue to be met, to the extent required in excess of available cash, under such facilities. The facilities expiring beyond two years are in the nature of project and structured finance obligations and are principally utilized, when needed, to finance capital expenditure.

Miller indebtedness

Historically, Miller has generated a cash surplus in excess of its financing requirements and has had only insignificant currency and interest rate exposures; accordingly, Miller has had no requirement to engage, and has not engaged, in complex financial transactions such as those involving derivative financial instruments and has not operated any independent treasury function. Up to March 31, 2002, external current account facilities were only maintained by Miller for its overseas operations and for minor disbursements, none of which were material. Prospective investors in the Notes, however, should be aware that, because Altria Group historically funded most of its businesses centrally, third-party debt and cash for operating companies were minimal and the debt reflected in the Miller Financial Information is not representative of what Miller's actual debt balances would have been had Miller been operated as a separate stand-alone entity.

Miller has existing undrawn, uncommitted working capital credit facilities of $46 million. On May 17, 2002, Miller borrowed $2,000 million under a one-year, non-amortizing term loan agreement, which was paid in full and refinanced with the proceeds from the Miller Term Loan, drawn down on May 15, 2003. Interest accrues on the Miller Term Loan at LIBOR (for one, two, three or six months, as applicable) plus mandatory costs plus a margin of 0.35% per annum for the period up

to August 15, 2003, a margin of 0.40% per annum for the period from August 16, 2003 to November 15, 2003 and a margin of 0.55% per annum thereafter. The Miller Term Loan is scheduled to mature on March 24, 2004, although the repayment date may be extended by up to a further 364 days at Miller's option.

The net proceeds of the issue of the Notes will be used by Miller to refinance, in part, the Miller Term Loan. *See "Use of Proceeds"*. Miller is subject to a number of provisions limiting its ability to incur financing obligations, including under the Tax Matters Agreement. *See "Risk Factors" and "Related Party Transactions—The Tax Matters Agreement"*.

On August 1, 2003, Miller entered into the Miller Short Term Loan, which is a non-amortizing unsecured short term facility for up to $2,000 million, guaranteed by SABMiller and SABMiller Finance. The Miller Short Term Loan may be drawn down in part on the date of the offering of the Notes, only if and to the extent required to refinance the balance of the Miller Term Loan not repaid out of the proceeds of the issue of the Notes or prepaid on or before the first utilization date thereunder. Interest accrues on the Miller Short Term Loan at LIBOR (for one, two, three or six months, as applicable) plus mandatory costs plus a margin of 0.35% per annum for the period up to August 15, 2003, a margin of 0.40% per annum for the period from August 16, 2003 to November 15, 2003 and a margin of 0.55% per annum thereafter. The Miller Short Term Loan is scheduled to mature on March 24, 2004, although the repayment date may be extended by up to a further 364 days at Miller's option. The Miller Short Term Loan is otherwise on substantially the same terms as the Miller Term Loan.

Contractual commitments and contingent obligations

In addition to its principal debt facilities, the Group has a number of obligations and commitments to make future payments of amounts due.

Operating lease obligations

The Group had annual commitments under non-cancelable operating leases expiring within one year, between two and five years and over five years of $6 million, $22 million and $9 million, respectively, as at March 31, 2003, as compared to commitments of $4 million, $13 million and $6 million, respectively, as at March 31, 2002.

Finance leases and hire purchase contracts

As at March 31, 2003, the Group had obligations under finance leases and hire purchase contracts totalling $50 million, of which $20 million was due and payable within one year and the balance of $30 million was due and payable between one and five years. As at March 31, 2002, the Group had obligations under finance leases and hire purchase contracts totalling $44 million, of which $14 million was due and payable within one year and the balance of $30 million was due and payable between one and five years. The Group does not, however, have any material off-balance sheet commitments or other arrangements.

Contracts placed for future expenditure

As at March 31, 2003, the Group was party to a number of contracts under which it has committed to make future expenditures in a total amount of $573 million, of which $162 million related to contracts for future capital expenditure and the remaining $411 million was comprised principally of various long-term non-cancelable advertising and promotion commitments of Miller due between 2004 and 2007. Miller also has various long-term supply contracts with

unrelated third parties to purchase certain materials used in its production and packaging process. The terms of these contracts generally stipulate that Miller must use the designated suppliers for expected minimum percentages of its annual purchase requirements with respect to the specified materials; however, Miller is not obligated to make any purchases under these contracts in excess of its requirements for supplies of the relevant materials. Material supply contracts in effect as at March 31, 2003 were generally for malt, bottles, labels and cans; these contracts expire between 2004 and 2015.

Contingent liabilities

The Group had various contingent liabilities as at March 31, 2003.

The Group has agreed to a number of put and call options pursuant to which it could increase its respective investments in Bevco and Birra Peroni. See *"Description of the Group"*. The Group's obligations in these respects cannot be quantified as the option prices are variable depending on operating performance and earnings, although the exercise of any of these options would require the use of cash.

As at March 31, 2003, the Group had outstanding staff loans and pension guarantees (primarily relating to the present value of Miller's pension guarantees) aggregating $31 million. Miller and Pabst are responsible for the Milwaukee Brewery Workers' Pension Plan. In connection with Pabst's closure of its Milwaukee, Wisconsin brewery and the contract brewing agreement with Miller, Pabst entered into a withdrawal liability settlement agreement, which requires annual payments by Pabst to Milwaukee Brewery Workers' Pension Plan of approximately $4 million until 2013. In the event that Pabst is unable to fulfill its pension plan obligation, the plan would have recourse to all the assets of Pabst and its parent company. If such assets do not satisfy Pabst's remaining pension obligation, Miller would be required to fund the remaining Pabst withdrawal liability until 2013.

The Group has a number of other contingent liabilities relating to the Miller Acquisition. *See "Related Party Transactions—The Transaction Agreement".*

Various entities within the Group have guaranteed a number of obligations for borrowed money of SABMiller subsidiaries and affiliates in an aggregate amount of $1,766 million as at March 31, 2003. The direct obligations in respect of these borrowings, however, are included as part of gross borrowings in the Group and, accordingly, do not represent new or additional obligations of the Group. Moreover, the respective obligations of the Parent Guarantor and the Finance Guarantor under the terms of the Parent Guarantees and the Finance Guarantees, respectively, covering the Notes will rank *pari passu* with the obligations of such entities under all such intercompany guarantees given by them. *See Note 33 to the Group Accountants' Report.*

The Group has exposures to various environmental risks. Although it is difficult to predict the Group's liability with respect to these risks, future payments, if any, would be made over a period of time in amounts that Management believes would not be material to the Group's financial condition or results of operations, except insofar as already provided in the Group Financial Information.

The Group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. Management does not believe that these claims will have, either individually or in aggregate, a material adverse effect on the Group's businesses,

results of operations and financial condition, except insofar as already provided in the Group Financial Information. *See "General Information—Litigation" and Note 22 to the Group Accountants' Report.*

Pabst refinancing

As of October 11, 2002, Pabst had outstanding obligations to Miller consisting of obligations owed under a promissory note in the amount of $23.1 million (representing payables and interest arising under the brewing agreement between Pabst and Miller), obligations in respect of additional credits totalling $20.1 million, which were extended to Pabst by Miller for amounts payable under the brewing agreement, and additional unpaid obligations under the brewing agreement of $7.0 million.

Effective October 11, 2002, Pabst entered into a new credit agreement (the *"New Pabst Credit Agreement"*) with LaSalle Bank NA and other lenders to re-finance various of its obligations. In connection with this refinancing, Miller, and certain other creditors of Pabst, have collectively agreed to reduce their claims against Pabst to an aggregate of no more than $120 million, of which $25.1 million is allocated to Miller. Specifically, Miller has agreed to extend the maturity date of the obligations owed by Pabst to Miller, and to subordinate such obligations to the obligations owed under the New Pabst Credit Agreement, until two years after the final maturity date of the New Pabst Credit Agreement on June 28, 2005, subject to acceleration under certain circumstances. In this connection, on October 11, 2002, Pabst issued a new promissory note to Miller in the amount of $25.1 million, which is repayable on October 11, 2007 and bears interest at the rate of either 6% per annum, in cash, or 8% per annum, capitalized as additional principal payable upon maturity.

Disclosure regarding Market Risk

The Group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from those operations and from its sources of funds.

The Group also enters into derivatives transactions, principally forward foreign currency contracts, forward rate agreements and interest rate swaps in order to manage the currency and interest rate risk arising from the Group's operations. The Group does not write interest rate or currency options and currency options are only purchased as a cost-effective alternative to forward foreign exchange contracts. As a matter of policy, the Group does not undertake any trading in financial instruments.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. Compliance with the Group's policies and exposure limits is reviewed at quarterly meetings of the Board. The Group's policies in this respect have remained unchanged throughout the year ended March 31, 2003.

Interest rate risk

The interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak

additional borrowings, the Group makes use of interest rate swaps and forward rate agreements to generate the desired interest profile and to manage the Group's exposure to interest rate fluctuations. The Group's policy is to maintain a level of fixed rate borrowings (measured on a rolling basis) intended to limit the impact of a 1% change in interest rates to 1% of the Group's operating profit, excluding exceptional items.

Liquidity risk

In order to mitigate any liquidity risk that the Group may face, the Group's policy has been, throughout the year ended March 31, 2003, to maintain substantial unutilized banking facilities and reserve borrowing capacity. *See "—External funding, financing and indebtedness."*

Foreign currency risk

The Group seeks to mitigate the effect of structural currency exposures by borrowing, where cost effective, in the same currencies as the functional currencies of its main operating units. It is not the Group's policy to hedge foreign currency translation exposures.

Hedging

The Group's policy is to hedge certain of its exposures on a cost effective basis. In particular, interest rate risk is hedged using interest rate derivatives, while currency transaction risk is hedged using forward foreign currency contracts to hedge foreign currency creditors and currency exposures on future expected transactions.

The Group's assessment of its vulnerability to certain market risks, including principally interest rate risk, liquidity risk and foreign currency risk, is more fully described in Note 30 to the Group Accountants' Report.

Outlook

The global economic and socio-political outlook remains uncertain. The Group's businesses, however, have geographic reach and balance, a quality brand portfolio, a widespread distribution network and financial strength.

The Group has commenced the restructuring of Miller, although major benefits are expected only in the medium to long term. It is expected that Miller's profitability will be impacted over the next two to three years by the recently experienced volume declines and adverse mix effects, which are expected to continue at least for the next two to three years, and by the ongoing restructuring and reorganization necessary to establish a platform for growth. In particular, it is expected that EBITA for Miller (before exceptional items and restructuring and reorganization costs) will be trending lower than for comparable previous periods. There are some positive signs in Central America, although competitive pressures remain. The Group's other businesses have performed well and it is expected that the trends in the established businesses experienced over the past financial year will continue.

Description of the Group

Save where otherwise indicated, the financial information relating to the Group contained in this section has been extracted from the Group Financial Information, the Miller Financial Information and the unaudited Pro Forma Income Statement without material adjustment.

Introduction

The Group is:

- the second largest brewer in the world by volume, according to Impact, with a brewing presence in over 40 countries and total lager volumes in the year ended March 31, 2003 of 115.8 million hectoliters;
- one of the world's most diverse international brewers, according to Plato Logic, with leading market positions in the United States and certain countries in Europe, Central America, Asia and Africa; and
- one of the largest bottlers and distributors of Coca-Cola products outside of the United States, with total CSD volumes in the year ended March 31, 2003 of 22.1 million hectoliters.

The Group's business segments are North America (Miller), Beer South Africa, Europe, Africa and Asia, Central America, Other Beverage Interests and Hotels and Gaming.

Miller is the second largest brewer in the United States by volume, according to Plato Logic, with a portfolio of brands including Miller Lite, Miller Genuine Draft, Miller High Life and Milwaukee's Best.

The Group has a comprehensive brand portfolio on both a regional and global basis. Its key brands in addition to the various Miller brands include Pilsner Urquell, Castle, Tyskie Gronie, Peroni and Snowflake.

The combination of the Group's cash-generative US business with its leading international businesses provides ancillary and potential benefits in terms of cross-selling of international premium brands such as Pilsner Urquell, Miller Genuine Draft and Peroni, margin enhancement through implementation of "best practices" and continuing benefits of economies of scale. Management believes that the Group has the global scale, geographic balance, quality brand portfolio, extensive distribution network and financial strength to enhance its competitiveness.

The Group's brewing operations, together with the bottling of Coca-Cola soft drink products, form the foundation of the Group's international beverage business. Coca-Cola bottling operations are carried out within the Africa and Asia, Central America and Other Beverage Interests business segments. The Group's relationship with The Coca-Cola Company is fundamental to its beverage business and Management believes that the relationship is an open and constructive one.

The Group has affirmed its focus on beverages with the recognition of the non-core nature of Hotels and Gaming and the recent sale of a majority interest in the Hotels and Gaming business segment to local empowerment partners in South Africa.

For the year ended March 31, 2003, the Group's unaudited pro forma turnover (including share of associates' turnover) was $10,545 million. As at March 31, 2003, the Group's fixed assets totaled $11,060 million.

Strategy

The Group's business philosophy and strategy is to:

- drive volume and productivity;
- optimize and expand its existing positions through acquisition;
- seek value-adding opportunities to enhance its position as a global brewer;
- grow its brands in the international premium beer segment; and
- achieve profitable growth as a leading player in the global beer market.

Competitive strengths

Leading market positions

The Group is the world's second largest brewer by volume and is one of the largest bottlers and distributors of Coca-Cola products outside the United States. The Group occupies a top two market position by volume in 20 countries and is one of the major players in the rapidly consolidating brewing industry. The Group holds the number two position in the two largest markets for beer globally, the United States and China. The US market accounts for the largest profit pool in the beer market and the Chinese market is among the fastest growing markets globally in terms of volume. The Group enjoys a leading position in South Africa, with a 98% market share by volume. The Group also holds strong market positions in the countries in which it operates in Central and Eastern Europe, Central America, Asia and Africa, and the Group recently made its first major investment in Western Europe with the acquisition of a majority interest in Birra Peroni, which is the second largest brewer, by volume, in the Italian market, according to Plato Logic.

Strong and comprehensive brand portfolio

The Group has a broad portfolio of local beer brands and has more beer brands in the top 55 world ranking than any other brewer, according to Plato Logic. The Group has more than 140 brands and very strong regional and local market positions. Management believes that the Miller Acquisition has not only added several strong brands to the portfolio but also provides considerable scope for cross-selling opportunities. The Group distributes Pilsner Urquell through extensive distribution channels in the United States and strong potential exists for Miller Genuine Draft in many of the Group's existing markets outside the United States. Management believes that Pilsner Urquell, in conjunction with Foster's and Peroni, provides the Group with a strong import brand portfolio well placed to capture growth in the US import segment, which grew at a compound annual rate of 11.4% between 1996 and 2001, according to Plato Logic. The Group has demonstrated its ability to develop and build brand equity, as illustrated by Tyskie Gronie in Poland where volumes have increased by 210% between 1996 and 2002.

Geographic diversification

The Miller Acquisition has improved geographic diversification, reduced exposure to the South African rand and other currency fluctuations and strengthened the Group's brand portfolio. It has resulted in the Group holding the number two position, by volume, in the United States, a growing beer market with the brewing world's largest profit pool. Management believes that the Group has a well balanced spread of operations with an attractive balance between fast growing developing markets and cash generative developed markets.

Strong financial profile and cash flow generation with conservative financial policies

The Group has traditionally maintained a conservative financial profile and has consistently implemented conservative financial policies. The Group has negative working capital requirements, low levels of debt, strong interest cover and relatively low capital expenditure requirements. The Miller Acquisition has further enhanced the Group's already strong internal cash flow generation. The Group maintains a strong liquidity position with cash balances and short-term investments totalling $561 million and access to undrawn committed borrowing facilities in excess of $1.5 billion as at March 31, 2003, allowing the Group a high degree of financial flexibility.

Highly experienced management team

Eight of the Group's top 12 executives have been with the Group for over 10 years and six have been with the Group for more than 20 years. The current management team is highly experienced and is recognized within the industry for successfully driving the Group's strong growth in recent years through organic growth and acquisitions.

Licenses

The brand portfolio of Beer South Africa includes the licensed brand Amstel. Within Europe, Dreher (in Hungary) brews Hofbräu and Tuborg under license, Kaluga (in Russia) brews Holsten under license and Birra Peroni (in Italy) brews Budweiser and Kronenbourg under license. Miller imports and markets Foster's under license in the United States. Central America, Other Beverage Interests and certain businesses of the Group in African countries are reliant for their Coca-Cola businesses on the franchise agreements with The Coca-Cola Company. The Group's operations in the Hotels and Gaming business segment are exclusively licensed to use the Inter-Continental, Crowne Plaza, Formula 1 and various Holiday Inn brands in South Africa and a number of neighboring countries.

The Group overview by business segment

	Year ended March 31		
	2003	**2002**	**2001**
	(millions of $)		
Turnover			
North America (Miller)	3,473[1]	—	—
Beer South Africa	1,270	1,112	1,365
Europe[2]	1,646	1,280	1,097
Africa and Asia[2]	1,209	946	700
Central America[2][3]	514	186	—
Other Beverage Interests	788	676	816
Hotels and Gaming	212	164	206
Operating Profit[4]			
North America (Miller)	75[1]	—	—
Beer South Africa	338	287	343
Europe[2]	239	168	130
Africa and Asia[2]	140	111	107
Including share of associates' profit	219	162	130
Central America[2][3]	10	7	—
Other Beverage Interests	94	76	82
Including share of associates' profit	120	95	106
Hotels and Gaming	21	13	9
Including share of associates' profit	42	28	25

(1) For the period from July 9, 2002 (the date on which the acquisition of Miller became effective) through the Group's financial year end on March 31, 2003.

(2) During the year ended March 31, 2001, the Group operated its businesses through four segments: Beer South Africa, SAB International (SABI), Other Beverage Interests and Hotels and Gaming. In 2002, in order to more clearly illustrate the regional performance of SABI's businesses, the Group divided SABI into three separate operating segments: SABI Europe, SABI Africa and Asia, and SABI Central America. Following the acquisition of Miller, the Group operates its businesses in seven segments: North America (Miller), Beer South Africa, Europe, Africa and Asia, Central America, Other Beverage Interests and Hotels and Gaming. For comparison purposes, the financial results of SABI for the year ended March 31, 2001 have also been presented on the new segmental basis. *See Note 3 to the Group Accountants' Report.*

(3) The results of Central America are consolidated into the Group's results as of November 29, 2001.

(4) Operating profit is stated before exceptional items and central administration costs.

Miller

Overview

Miller became a wholly-owned subsidiary of Altria Group in 1970 and was acquired by SABMiller in July 2002, giving the Group access, through a national player, to a growing beer market with the world's largest profit pool, and at the same time diversifying the currency and geographic risk of the Group. The integration process has been progressing since the acquisition, and important changes have been made to Miller's management team, principally with the appointment of Norman Adami (previously Chief Executive of Beer South Africa) as President and Chief Executive Officer of Miller in February 2003. Performance management systems are also being implemented across Miller's operations, and appropriate actions will be taken to implement a productivity and cost reduction program.

Miller is the second-largest brewing company, by volume, in the United States, which has the highest volume of beer consumption and brewing profits of any country in the world.

Miller competes in every major segment of the US beer industry with a broad spectrum of malt-based products. Major brands include Miller Lite in the premium light category, Miller Genuine Draft in the premium regular category, Miller High Life in the near-premium category, Foster's in the import category and Milwaukee's Best in the budget category. Miller has also entered the flavored malt beverage category with a variety of brands, including SKYY Blue and Jack Daniel's Original Hard Cola.

Strategy

The key elements of the Group's current strategy for Miller are:

- to achieve sustainable financial performance;
- to improve brand performance, especially Miller Lite;
- to improve retail performance in convenience stores and on-premise outlets as well as to achieve preferred supplier status within the distribution network;
- to entrench a performance management culture; and
- to capitalize on the growing market for import beer by leveraging Pilsner Urquell, Foster's and other brands.

Market

According to Plato Logic, the United States is, by volume, the largest beer-consuming country in the world. Demand grew from 1996 to 2001 at a compound annual rate of 0.7%, largely due to

favorable demographic trends in the important 21 to 27 age group. Industry volumes have, however, remained steady over the nine months ended March 31, 2003 as a result of low consumer confidence, a lackluster economy, recent world events and poor weather. Premium and above-premium categories (including the premium light, premium regular, import and flavored malt beverage categories) account for over 70% of industry volume. The principal channels for the sale of beer in the United States are both on-premise outlets, such as bars and restaurants, and off-premise outlets, such as convenience stores, supermarkets and liquor stores. Since 1998, the price of beer in the United States has generally increased in line with the US Consumer Price Index.

From 1996 to 2001, consumption trends in the United States have shifted away from below-premium categories, in which Miller has historically been strongly represented, towards the premium light, imports and flavored malt beverages categories, as illustrated by the following table:

Category	Volume 1996[1]		Volume 2001[1]		CAGR 1996–2001
	(millions of hectoliters)	(millions of barrels)	(millions of hectoliters)	(millions of barrels)	%
Premium Light	61.6	52.6	79.9	68.2	5.3
Premium Regular	64.2	54.8	52.6	44.9	(3.9)
Near-Premium	38.6	32.9	30.6	26.1	(4.5)
Budget	34.7	29.6	31.6	27.0	(1.8)
Imports	14.5	12.4	25.0	21.3	11.4
Flavored Malt Beverages	2.9	2.5	5.7	4.9	14.4
Other	18.0	15.4	17.1	14.6	(1.1)
Total	234.5	200.2	242.5	207.0	0.7

Source: Beer Marketer's Insights, Beer Institute and SABMiller

(1) Volumes include exports.

Miller's primary competitors in the United States are Anheuser-Busch and Coors, the number one and number three brewers in the United States, respectively, as measured by volume, according to Plato Logic. In 2001, Anheuser-Busch accounted for approximately 48.6% of total industry shipment volumes, while Miller and Coors accounted for 19.7% and 11.0% of total industry shipment volumes, respectively. The remainder of total industry shipment volume was accounted for by numerous other domestic and international brewers, each with less than 4% of the total market.

Management believes that Miller is able to compete effectively in the United States because of the quality and taste profile of its products and its diverse brand portfolio.

Operations

Miller produces, packages and distributes all of the beer it sells in the United States, with the exception of the Pilsner Urquell, Foster's and Presidente brands, which it imports. Miller also performs contract brewing, packaging and shipping for other malt beverage companies. On April 30, 1999, Miller entered into a new contract brewing agreement with Pabst, expiring in April 2009, under which Miller brews Pabst beer and malt-based beverage brands for sale by Pabst. In addition, Miller sells its products in various countries outside the United States through export, licensing and contract brewing arrangements with other Group companies, foreign brewers and distributors.

For the nine months ended March 31, 2003, Miller's volume, excluding contract brewing, was 33.9 million hectoliters (28.9 million barrels), of which domestic sales and sales outside the US accounted for 92.9% and 7.1%, respectively. Including contract brewing, Miller's volume for the nine months ended March 31, 2003, was 42.0 million hectoliters (35.8 million barrels), of which domestic sales and sales outside the US accounted for 94.3% and 5.7%, respectively.

International operations

Miller developed its international group in 1986, and has since established a business presence in over 65 countries, with licensed local production in 10 countries and distribution of imports in the others. SABMiller's international brand export business is being reorganized to incorporate Miller's international group. Miller's international volumes were 2.4 million hectoliters (2.0 million barrels) (including brewing under license by third parties) for the nine months ended March 31, 2003.

The largest foreign profit contributors to Miller's international operations are the United Kingdom, Mexico, Ireland, Canada, Russia, the worldwide US military bases and Taiwan. International sales offices are located in the United Kingdom, Korea, Taiwan, Canada, Puerto Rico, Brazil and Mexico. Miller has established international business relationships with AmBev (Companhia Brasileira de Bebidas) (Brazil), Molson (Canada), Royal Grolsch N.V. (The Netherlands), Asahi Breweries Limited (Japan), San Miguel Corporation (Philippines), Brauerei Eichhof (Switzerland), Anadolu Efes Biracýlýk ve Malt Sanayi A.Q. (Turkey), Scottish & Newcastle plc (UK) and Beamish and Crawford plc (Ireland) for the licensed production and sale of Miller beer.

Miller is developing Miller Genuine Draft as an international brand with a presence in 56 countries and is continuing to grow existing regional core brands such as Pilsner in the UK, Miller High Life in Taiwan, and Miller Lite in Mexico and Guam.

Products

In the nine months ended March 31, 2003, Miller marketed a total of 20 brands with volumes exceeding 117,000 hectoliters (100,000 barrels) each. Miller's brand portfolio is divided between core, regional, budget and other brands. Miller manages its brand portfolio to optimize the growth and profit characteristics of its overall business.

Miller's four core brand families – Miller Lite, Miller Genuine Draft, Miller High Life and Milwaukee's Best – collectively accounted for approximately 82% of Miller's total domestic shipments excluding contract brewing, with an aggregate domestic volume for the nine months ended March 31, 2003 of 25.8 million hectoliters (22 million barrels).

Miller Lite, Miller's primary premium light beer, is Miller's largest brand, with domestic volume of 12.2 million hectoliters (10.4 million barrels) in the nine months ended March 31, 2003. In 1975, Miller Lite was introduced nationally, creating a new lower-calorie beer category currently known as the light category, and, at the beginning of 2003, new packaging was introduced for Miller Lite. Miller Lite is the number four brand by volume in the United States, according to Plato Logic and the number three brand by volume in the premium light category, according to Beer Marketer's Insights. Miller Lite won its third gold medal in the American-Style Light Lager Category at the 2002 World Beer Cup.

Miller Genuine Draft is Miller's lead brand in the premium regular category. According to Beer Marketer's Insights, Miller Genuine Draft is the second best selling premium regular beer brand by volume and, according to Plato Logic, the seventh largest brand by volume in the United States. Its unique "cold-filtered" process offers consumers the taste of draft beer with the convenience of a bottle or can.

Miller High Life, introduced in 1903, is in the near-premium category. Miller High Life was Miller's original flagship brand and, according to Plato Logic, is currently the number eight brand by volume among all brands in the United States, and, according to Beer Marketer's Insights, the number three brand, by volume, in the near-premium category. Miller High Life's recent packaging improvements include the national rollout of the "Tall Blonde" bottle. Miller High Life has maintained a trend of modest annual volume growth of approximately 2% per annum established with the 1991 brand re-positioning. A low-calorie derivative, Miller High Life Light, was introduced nationally in the United States in 2001.

Milwaukee's Best is Miller's lead brand in the price-driven budget category, with domestic volume of 4.7 million hectoliters (4.0 million barrels) in the year ended March 31, 2003 and the number one position (by volume) in the budget regular category, according to Beer Marketer's Insights.

Miller plans to continue to invest in and grow its core brand families through more focused marketing and improved packaging initiatives. See "*Marketing*" below.

Foster's is the largest import brand in Miller's portfolio with domestic shipments for the nine months ended March 31, 2003 of 526,200 hectoliters (449,000 barrels). It was first brewed in Australia in 1888 and is distinguishable by its signature "*Oil Can*" package. Foster's US volumes have more than doubled since 1994. Miller has an agreement with Foster's USA, LLC (in which it has an effective 50.1% interest) to import and market Foster's beer in the United States until 2017. These licensing and distribution agreements expire on December 31, 2017 although they can be terminated earlier.

Miller's regional brands include Icehouse, Olde English, Mickey's, Leinenkugel's and Weinhard's. Miller manages these brands for profitable growth in local markets.

Miller also brews under contract with the goal of enhancing capacity utilization while generating increased profitability. In 1999, Miller entered into a new 10-year contract brewing arrangement with Pabst. Under the arrangement, Miller brews substantially all of Pabst's major brands, including Old Milwaukee, Colt 45, Pabst Blue Ribbon, Stroh's, Schlitz, Schaefer, Lone Star and Old Style. In addition to the Pabst brands, Miller currently contract brews for other malt beverage producers. In the nine months ended March 31, 2003, Miller's contract brewing volumes were 8.2 million hectoliters (7.0 million barrels), of which Pabst brands accounted for the substantial majority. Miller does not rely on any company outside the Group for the use of trademarks relating to its core US beer brands.

In early 2002, Miller entered into alliances with SKYY Spirits LLC (a subsidiary of Davide Campari-Milano S.p.A.), Allied Domecq plc ("*Allied Domecq*") and Brown-Forman Corporation ("*Brown-Forman*") to launch a portfolio of premium-positioned, branded products in the new flavored malt beverage category, which was in 2002 the fastest growing category by volume in the US wine, beer and spirits industries. The products manufactured and distributed by Miller pursuant to these new alliances include SKYY Blue, a citrus flavored malt beverage, Stolichnaya Citrona and Sauza Diablo, beverages based on Allied Domecq's Stolichnaya vodka and Sauza tequila

brands, respectively, and Jack Daniel's Original Hard Cola, a flavored malt beverage based on Brown-Forman's Jack Daniel's whiskey brand. In the nine months ended March 31, 2003, Miller's total FMB volumes were 407,000 hectoliters (347,000 barrels). SKYY Blue has become the fourth largest spirits branded FMB in the United States with volumes totalling over 500,000 hectoliters since its introduction in February 2002. Due to lack of demand for the other Miller FMBs, however, Miller has reduced production and repurchased from its distributors unsold quantities of the two Allied Domecq brands, Stolichnaya Citrona and Sauza Diablo. During the nine months ended March 31, 2003, there were a number of significant one-time restructuring charges, including costs associated with the uplift and write-off of excess inventory of the FMB brands, Sauza Diablo and Stolichnaya Citrona, and the reduction of four and one half days of inventory across Miller's brand portfolio held in distributor warehouses, which (according to Management estimates) together amounted to $40 million.

Marketing

Miller actively markets its products to legal drinking age consumers and utilizes the full spectrum of media outlets, including television, radio, print, billboard and on-line advertising. Approximately 65% of Miller's direct marketing budget in the nine months ended March 31, 2003 was allocated to media-related projects, with an emphasis on television advertising for the Miller Lite brand (which has attracted considerable consumer interest, particularly with the 21 to 27 year old target audience). In 2002, Miller increased resources devoted to reaching key demographic groups. Management anticipates that the increase in Miller Lite's brand visibility will be followed by a clear repositioning of the brand itself in the fall of 2003.

Management believes that Miller's budget for marketing is sufficient for its purposes, though Management expects to continue to review the manner in which the marketing budget is spent and, if necessary, to reallocate the marketing budget across different brands or geographic areas in order to ensure the most effective marketing campaigns and spending.

Miller supplements its media advertising through selected sports sponsorships, including naming rights to Miller Park in Milwaukee, Wisconsin, home of the Milwaukee Brewers (Major League Baseball), endorsements of NASCAR and Indy Racing League auto racing, the Dallas Cowboys (National Football League) and the Arizona Diamondbacks (Major League Baseball), and signs in various sporting arenas and stadia.

Sales and distribution

The US brewing industry operates under a three-tier distribution system, consisting of brewers, distributors and retailers. The system was created in 1935 by the United States Federal Alcohol Administration Act, which established national tied-house laws and relinquished day-to-day oversight of the beer industry to the states, each of which has its own regulatory agency. Under these laws, no brewer or distributor can require retailers to sell exclusively that brewer's or distributor's products. Furthermore, brewers and distributors are generally prohibited from owning any interest in a retailer and ownership of distributors by brewers is generally limited and is strictly prohibited in several states.

As a result of this framework, the wholesale distribution system in the United States is highly fragmented. However, increasing consolidation is being driven by distribution economies of scale and efficiencies gained through larger delivery sizes and an improved portfolio of brands. With

the exception of a minority stake in beer distributorships in Milwaukee, Wisconsin and New York, New York, Miller does not own interests in any distributorships.

Beginning in 1994, Miller has implemented a system-wide plan to consolidate its distribution relationships. The goal was to create a network of a smaller number of larger, more efficient, distributors. Through this initiative, the number of distributors carrying Miller products was reduced from 631 in 1994 to 476 by the end of 2002. This nationwide network of independent distributors currently delivers Miller brands to both on-premise and off-premise retail accounts. Miller presently services an additional 37 domestic distributors that distribute Foster's within the United States and 119 distributors that specifically sell and distribute certain brands acquired from Pabst and The Stroh Brewery Company in 1999. In an effort to improve retail execution, Miller has in the past year rolled out performance measurement systems to enhance distributor accountability and performance.

Miller's highest volume states are Texas, California, Florida, Wisconsin and Illinois, which together comprise nearly 40% of total Miller volume in the United States. In 2002, sales to Miller's top 12 retail accounts represented 15% of total sales volume in the United States. Miller's peak selling periods are major holidays and the months of May to September.

As of March 31, 2003, Miller had approximately 600 full-time salaried sales personnel throughout the United States, covering both distributors and retailers as well as providing sales support and planning functions. The sales force works closely with distributors and major retail accounts to ensure that they focus appropriately on Miller's products and to assist them in implementing programs to improve efficiency and performance. The sales function is currently organized into four regions that manage a total of 14 geographic market areas responsible for overseeing US domestic sales.

Manufacturing and properties

Management believes that Miller has efficient operations with geographically balanced production facilities that provide effective national coverage. As at June 9, 2003 Miller operated nine breweries in the United States that have an aggregate annual capacity of 63.8 million hectoliters (54.4 million barrels). The average utilization rate for these breweries for the nine months ended March 31, 2003 was 88%.

The following table sets out Miller's breweries and their respective annual brewing capacities as at June 9, 2003:

Brewery Location	Annual Brewing Capacity	
	(millions of hectoliters)	(millions of barrels)
Trenton, Ohio	11.2	9.5
Albany, Georgia	11.0	9.4
Milwaukee, Wisconsin(1)	10.3	8.8
Fort Worth, Texas	10.1	8.6
Eden, North Carolina	10.0	8.5
Irwindale, California	8.0	6.8
Tumwater, Washington(2)	2.8	2.4
Chippewa Falls, Wisconsin(3)	0.4	0.4
Milwaukee, Wisconsin	—(4)	—(4)
Total	63.8	54.4

Source: SABMiller

(1) Located at 4000 West State Street.

(2) Closed on June 30, 2003 (see below).

(3) Produces only Leinenkugel family of brands.

(4) 10th Street facility in Milwaukee, WI has an annual capacity of 46,880 hectoliters (40,000 barrels).

With the exception of the brewery in Albany, Georgia (which is leased to a subsidiary of Altria Group and sub-leased to Miller), Miller owns all of its breweries. Miller has an option to buy the Albany brewery in 2010 for a nominal consideration. Miller also owns a hops-processing facility in Watertown, Wisconsin, and leases warehouse space that is primarily used for importing Foster's. Domestic production is shipped directly from Miller's breweries to its distributors.

Management believes that the closure of the Tumwater Brewery in Tumwater, Washington will improve Miller's overall operating costs and brewing efficiency. Tumwater Brewery produced 1.4 million hectoliters (1.2 million barrels) in the nine months ended March 31, 2003, making it one of the smallest of Miller's breweries. Significant expenditure would have been needed to modernize the brewery beyond the closing date. The Group has impaired the value of the fixed assets at Turnwater Brewery by $20 million and has made a provision of $15 million to cover the cost of closing the Tumwater Brewery.

Raw materials and supplies

Management believes that Miller is one of the lowest cost producers of beer in the United States and that this has been achieved through technological developments, the use of multi-year strategic supply agreements for key raw materials and the pursuit of annual productivity improvements that seek to reduce costs while maintaining quality.

The products manufactured by Miller require large volumes of various agricultural products (such as barley, malt, hops, corn syrup) and water, as well as containers (bottles, cans and kegs) for beer, all of which are generally available in the open market and are purchased from various suppliers. To reduce unit costs, Miller has entered into multi-year supply contracts for a number of its raw materials. These include contracts with Rexam Plc for cans and can-ends and Owens-Illinois, Inc. for bottles. Management believes that Miller has solid relations with its principal suppliers.

Product development

Miller is involved in a number of continuing research activities to develop new products and improve its existing products. This work is performed at its research and development facility and cutting-edge pilot brewery in Milwaukee, and includes efforts to improve efficiency through technological developments, reduced brewing times, improved quality and reduced wastage.

Miller has also developed innovative packaging improvements. Recent examples include the introduction of fully recyclable plastic bottles in 2000 and special refrigerator packs in 2001. See "*—Products*" for new packaging for Miller Lite and rollout of "Tall Blonde" bottle for Miller High Life.

Employees

Miller's average number of employees for the nine months ended March 31, 2003 was approximately 4,559. The annualized average number of employees for the year ended March 31, 2003 was 6,079, compared to 6,408 and 6,462 for the years ended December 31, 2001 and 2000, respectively. Almost all of Miller's current employees are located in the United States.

Over 60% of Miller's employees are represented by eleven unions, including the International Brotherhood of Teamsters ("*IBT*"), the United Auto Workers ("*UAW*"), the International Association of Machinists ("*IAM*") and the Office and Professional Employees International Union. The IBT, UAW and IAM collectively represent over 90% of Miller's unionized workforce. The vast majority of non-production related personnel are not part of a union. Miller has experienced no labor interruptions in the recent past.

Management believes that Miller's relations with its employees, including those represented by unions, are good.

Beer South Africa

Overview

Beer South Africa is the founding business of the Group and has been operating since 1895.

Strategy

The key elements of the Group's strategy for Beer South Africa are:

- to increase the size of the mainstream beer segment;
- to capitalize on the growth in the premium beer and ready-to-drink segments; and
- to enter new categories and segments.

Beer South Africa has made a long term investment in its pricing strategy. Pricing is low by international comparisons. The aim is to maximize profit without compromising volume by optimizing retail price points, leveraging elasticity in the product mix and exploring channel price differentiation.

Market

According to Plato Logic, South Africa is the 11th largest beer market in the world by volume, and Beer South Africa is the only major brewer with a substantial presence in that market. In

2001, Beer South Africa's sales represented approximately 98% of total beer consumption in South Africa, a market share that Beer South Africa has maintained for the preceding 20 years, and 56%, by volume, of the total market for all alcoholic beverages in South Africa. Beer South Africa's market share of the ready-to-drink ("*RTD*") segment increased significantly in the three years to March 31, 2002.

Beer South Africa's main competition is from other liquor products, including wines, spirits and sorghum beer. Since the beginning of 2001, there has been, according to AC Nielsen, an upward price movement in low priced wine, which has begun to reduce its attraction as an alternative to beer. The increasing urbanization of the South African population has also resulted in a gradual move from sorghum to beer.

Operations

The principal activity of Beer South Africa is the production, marketing and distribution of beer throughout South Africa. In the year ended March 31, 2003, Beer South Africa sold 24.4 million hectoliters of beer.

Products

Beer South Africa has 10 brands. The three mainstream brands are Castle, Carling Black Label and Hansa Pilsner, with Castle being the key brand in the mainstream segment. Amstel Lager, which is brewed and sold by Beer South Africa in South Africa under license from Amstel Brouwerij B.V. ("*Amstel Breweries*"), a company within the Heineken group, is the premium brand leader in South Africa. Sterling Light Lager and Castle Lite constitute the balance of the premium brand portfolio. The remaining brands are Redd's Premium Cold, Redd's Premium Dry and Brutal Fruit (all in the RTD segment) and Castle Milk Stout.

Following termination in March 2003 of the joint venture between The South African Breweries Limited and Heineken International B.V. to brew and distribute the Heineken brand in South Africa, two of SABMiller's international brands, Pilsner Urquell and Miller Genuine Draft, will be added to the Premium/Light market segment to broaden the local portfolio. SABMiller's license to brew and distribute the Amstel brand under license from Amstel Breweries, was not affected by this termination and remains in full force and effect.

Marketing, sales and distribution

Beer South Africa maintains an extensive distribution network throughout South Africa comprising 44 depots, 10 exclusive distributorships and an expanding network of owner-drivers. The owner-driver initiative has enabled Beer South Africa to reduce delivery fleet sizes and head-counts and to benefit from higher delivery volumes from motivated entrepreneurial drivers.

Beer South Africa sells to approximately 16,000 licensed customers who are in turn licensed to sell beer for either on-premise or off-premise consumption. However, there are also an estimated 125,000 unlicensed taverns (shebeens) in South Africa. Beer South Africa does not sell directly to these shebeens but estimates that over half its beer is redistributed to shebeens and through other informal channels. Management does not believe that SABMiller suffers any significant loss of profits as a result of this redistribution.

Manufacturing and properties

Beer South Africa has seven breweries with a total annual brewing capacity as at June 9, 2003 of 30.8 million hectoliters.

The Ibhayi brewery in the Eastern Cape was commissioned in September 2000 and replaced the old Port Elizabeth brewery. Ibhayi is one of the most technologically advanced and efficient breweries in the world. Title to the Ibhayi brewery is expected to pass to the Group from the Standard Partnership, a finance party, on October 1, 2005.

In order to ensure world-class standards of production, Beer South Africa's breweries are regularly upgraded and refurbished and brewing capacity is continually under review. Six of the seven breweries are designed to be expanded at a low incremental cost.

Beer South Africa also has two malting plants and one hop-processing plant.

Employees

Beer South Africa's average number of employees for the year ended March 31, 2003 was approximately 5,424. Management believes that its relations with the employees of Beer South Africa are good.

Europe

Overview

The Group operates in eight countries in Europe with 18 lager beer breweries.

At the end of 2001, the Group held the number one or two market position, by volume, in five of the seven European countries in which it operated, according to Plato Logic, and had made a fast growing entry into the Russian market. The Group's earnings in Europe are principally derived from its operations in the Czech Republic and Poland.

The markets are divided into lower per capita consumption markets, where the emphasis is on volume growth, such as Poland, Romania and Russia, and higher per capita consumption markets, such as the Czech Republic, Hungary and Slovakia, where the emphasis is on revenue and margin enhancement.

In June 2003, the Group made its first major investment in Western Europe, with the acquisition of a majority interest in Birra Peroni, which is the second largest brewer, by volume, in the growing Italian market.

Strategy

In Europe, the key elements of the Group's strategy are:

- to focus on markets with a growing demand for consumer goods; and
- to focus on markets where pricing and mix benefits will enhance operating margins and profitability.

Operations

Details of the Group's beer operations in Europe are shown in the table below:

Country	Number of breweries	Total beer volumes year ended March 31, 2003	Total annual brewing capacity as at June 9, 2003	Per capita consumption in calendar year 2001	Market share in calendar year 2001
		(millions of hectoliters)	(millions of hectoliters)	(liters)	(%)
Canary Islands	2	1.0	1.2	97.0(1)	56.0(1)
Czech Republic ...	3	8.3	9.3	157.5	44.0(2)
Hungary	1	2.2	2.6	74.2	28.1
Italy	4	—(3)	5.7(3)	28.3	25.2
Poland	3	8.4	10.2	65.0	30.4
Romania	3	1.7	2.1	53.9	13.5
Russia	1	1.7	3.6(4)	40.7	2.2
Slovakia	1	1.2	1.0	90.0	19.9
Total	18	24.5	35.7	—	—

Source: SABMiller and Plato Logic (unless otherwise indicated)

(1) This figure is based on SABMiller and local customs office estimates as Plato Logic does not publish data for the Canary Islands as a discrete market.

(2) Figures from the Czech Brewers Association, adjusted for imports and exports, for the year ended March 31, 2003 indicate a market share of approximately 48%.

(3) The acquisition of Birra Peroni was completed on June 4, 2003. Birra Peroni's total beer volumes were 4.4 million hectoliters for the year ended December 31, 2002.

(4) The project to expand brewing capacity at the Kaluga Oblast brewery to 3.6 million hectoliters was completed in June 2003.

Employees

The Group's average number of employees in Europe for the year ended March 31, 2003 was approximately 8,959.

Czech Republic

In December 1999, SABMiller acquired from Nomura International plc an effective 51% interest in Plzeňský Prazdroj, a.s. and Pivovar Radegast, a.s., two Czech brewers, for $336 million. Following the exercise of two call options in November 2000 and March 2001, resulting in a total investment of $668 million, SABMiller has an effective 97% interest in these businesses.

The Czech beer market has significant overcapacity with an aggregate capacity in 2002 of around 23 million hectoliters compared to aggregate consumption of approximately 16.3 million hectoliters. This overcapacity, together with the consolidation in retailing sector, has led to the Czech Republic having among the lowest beer prices in Europe. Beer is therefore affordable in comparison with other alcoholic beverages.

As at March 31, 2003, the Group had an estimated 48% share of the Czech Republic beer market by volume, primarily due to the Group's strong brands of Pilsner Urquell and Gambrinus. SABMiller's operations comprise three breweries: Plzeňský Prazdroj, Pivovar Radegast and Pivovar Velké Popovice. The total brewing capacity of these breweries is 9.3 million hectoliters.

The Group's goal is to establish the Pilsner Urquell brand amongst the leading international beer brands. Management believes this brand is the world's oldest "*golden*" beer and will leverage this heritage in the development of the brand internationally through focused positioning and the targeting of particular countries (including the United States, Germany and the United Kingdom) as well as specific cities in other countries. The US market in particular presents a sizeable opportunity.

The Pilsner Urquell brand grew by 12% in volume in the Czech Republic with exports increasing 17% to approximately 653,000 hectoliters in the year ended March 31, 2003. Sales volumes in the key export markets of the United States, Germany and the United Kingdom grew by 13%, 17% and 60%, respectively, in the year ended March 31, 2003.

The Group's average number of employees in the Czech Republic for the year ended March 31, 2003 was approximately 2,740.

Italy

On June 4, 2003, SABMiller completed the acquisition of an initial stake of 60% of Birra Peroni for a cash consideration of €246 million. SABMiller and the shareholders of Birra Peroni have granted each other put and call options, which, if exercised in full, will result in SABMiller increasing its shareholding to 97.83% over a three to five year period. The transaction represents SABMiller's first major investment in Western Europe.

According to Plato Logic, Birra Peroni holds the number two position in the Italian beer market, with total sales of 4.4 million hectoliters in the year ended December 31, 2002.

The Italian beer market is Europe's seventh largest, by volume (estimated at 17 million hectoliters). Between 1996 and 2002, the Italian market experienced compound annual growth of 2.6%, and per capita beer consumption increased by 17% from 24.2 liters to 28.3 liters. Italy's per capita consumption of beer is still among the lowest in Europe compared to the Western European average of 76.9 liters per capita, but beer is growing in popularity, and its share of the Italian alcoholic beverage market has grown from 6% in 1980 to 19% in 2002.

In 2002, Birra Peroni held a 25.2% share of the Italian beer market, making it the second largest Italian brewer, followed by Carlsberg Italia, with an 8.6% share. Heineken has an approximate market share of 34.9%, giving the two leading brewers a combined market share of approximately 60% of the Italian market. Imports represented approximately 27.2% of the Italian market in 2002, and are showing continuing growth, which Management believes will provide opportunities for the import and cross selling of the Group's international premium brands.

Birra Peroni's brand portfolio includes two of the top six brands in Italy. The Peroni brand is number one in Italy with an approximate 13.9% share of the market and is the oldest brand in the country, dating back to 1846. Nastro Azzurro is amongst the top three premium brands in the country with a 4.3% share of the Italian market. Birra Peroni exports its brands to the United Kingdom, the United States and Albania, and the Group intends to develop and grow its export revenues.

Birra Peroni has a balance of distribution channels, split approximately equally between the on-licensed and the off-licensed trade. Birra Peroni also has its own distribution company, Società Di Distribuzione Partecipate s.r.l., which incorporates 48 previously independent distributors into a

single entity and handles alcoholic and other beverage distribution through 22 depots throughout Italy.

The Group intends to leverage the strength of Birra Peroni's distribution relationship with trade channels, creating an opportunity to sell its international brands across Italy in the premium import sector. The Group believes that there is also an opportunity to grow the Birra Peroni brands in selected SABMiller markets, in particular the United States.

Birra Peroni has four breweries in Italy with a combined annual capacity of approximately 5.7 million hectoliters. Its breweries are located in Rome, Padua, Naples and Bari.

The Birra Peroni group's total number of employees as at December 31, 2002 was approximately 1,300.

Poland

In Poland, beer consumption per capita grew by 54.5% between 1997 and 2002 and has overtaken that of spirits, according to the Canadean Global Brewery Manual. The growth in the beer market, which is now slowing, has in the past prevented significant pricing competition. The Group increased its market share in Poland to 30.4% in the calendar year 2001 from 22.2% in the calendar year 1999, by introducing value-added proprietary packaging and improving national distribution.

As at March 31, 2003, SABMiller, through its effective 71.9% interest in Kompania Piwowarska S.A. ("*KP*"), had control of two Polish breweries: Lech Browary in Poznan in western Poland and Tyskie Browary Ksiazece in Tychy in southern Poland. The Group's Polish business grew 10% by volume in the year ended March 31, 2003. On April 30, 2003, KP completed the acquisition of a 98.8% equity interest in Browar Dojlidy Sp. z.o.o. ("*Dojlidy*") for €35.2 million (approximately $37.9 million).

Through KP, the Group's brand portfolio is focused primarily on the premium and mainstream beer segments. The Group's Tyskie Gronie brand is the leading beer brand in Poland, according to Plato Logic, with sales of 5.4 million hectoliters in the year ended March 31, 2003. In 2002, Tyskie Gronie was judged "champion bottled lager" at the Brewing Industry International Awards, in Burton-on-Trent, England. Pilsner Urquell (now the number one imported beer in Poland) and Redd's have also been successfully introduced into the brand portfolio. Dojlidy's main brands are Zubr, Classic and Zlote. Dojlidy gives KP improved access to consumers in the north and east of Poland and enhances KP's brand portfolio in the budget segment. A new brand, Debowe, competing in the strong beer segment, had a successful launch capturing over 20% of that segment within nine months.

KP has three breweries in Poland with a combined annual capacity of approximately 10.2 million hectoliters.

KP's average number of employees for the year ended March 31, 2003 was approximately 2,265.

Russia

The Russian beer market has a brewing capacity of 70 million hectoliters per year despite beer accounting for only 19% of the total alcoholic beverage market. According to Plato Logic, the beer market in Russia grew 163% between 1996 and 2001, and is expected to continue to grow, due to a trend away from spirits, particularly amongst the urban population. The Group has

established its operation in western Russia to take advantage of that region's concentrated population and higher average incomes.

The Group produces, markets and distributes beer in Russia from its brewery in Kaluga Oblast, which had a brewing capacity as at June 9, 2003 of 3.6 million hectoliters following the completion in June 2003 on schedule and within budget of the project to expand the capacity from 2.3 million hectoliters.

The Group's main brand in Russia, Zolotaya Bochka, is in the premium local segment and won a bronze medal at the 2002 USA World Beer Cup. The premium beer segment has a 10% share of the Russian beer market and Zolotaya Bochka has over 15% of this segment. The Group also manufactures and distributes Miller Genuine Draft, Holsten and Kozel under license. The Group's brewing volumes in Russia grew by 27.3% in the year ended March 31, 2003 following the introduction of new brands and packaging.

The Group's average number of employees in Russia for the year ended March 31, 2003 was approximately 769.

Other European operations

The Group's Romanian business, Compania de Bere Romania, has a market share of approximately 13.5%. Its main brands are Ursus Pils, Ursus Premium and Timisoreana Lux.

In Hungary, SABMiller has an effective 99% interest in Dreher Sörgyárak Rt ("*Dreher*"). Dreher has a well-positioned portfolio of brands covering all popular beer segments including the Dreher brand, a leading local premium brand, and Arany Aszok. Dreher also brews Hofbrau and Tuborg under licence.

In Slovakia, Pivovar Šariš AS is the second largest brewing company by volume. The premium Pilsner Urquell and other Czech brands have been added to Šariš, Gambrinus and Smadny Mnich in the Slovakian brand portfolio.

Compañía Cervecera de Canarias in the Canary Islands produces Dorada and Tropical, which are both local brands.

Africa and Asia

Strategy

In Africa, outside of South Africa, the key elements of the Group's strategy are:

- to develop the full mix of beverage offerings (clear beer, sorghum and CSDs) in each of the African countries where it operates; and
- to create critical mass and operational synergies in individual markets that are limited in terms of both population and spending power.

In China and India, each with a population in excess of one billion people, the key elements of the Group's strategy are:

- to acquire and develop breweries in strategic locations; and
- to obtain significant regional market share by focusing on the top end of the mainstream and semi-premium segments of the market.

Employees

The Group's average number of employees in Africa and Asia for the year ended March 31, 2003 was approximately 7,305, excluding employees of associated undertakings.

Africa

Africa—overview

As at June 9, 2003, the Group operated in 11 countries in Africa with 14 clear beer breweries, 10 CSD bottling plants and 30 sorghum breweries. The Group's average number of employees in Africa for the year ended March 31, 2003 was approximately 6,888. Tanzania has the highest volume of beer production in the Group's operations in Africa.

With effect from April 1, 2001, SABMiller exchanged a 38% economic interest in SABMiller Africa B.V. ("*SABMiller Africa*") for a 20% economic interest in Castel. This strategic alliance capitalizes on the complementary nature of the companies' geographic portfolios. Castel has beer, CSD and mineral water interests in 17 largely French speaking countries of West, Central and North Africa. Its operations cover Algeria, Angola, Benin, Burkino Faso, Cameroon, Central African Republic, Chad, Côte d'Ivoire, Democratic Republic of Congo, Ethiopia, Gabon, Mali, Morocco, Niger, Senegal, Tunisia and Togo.

It is intended that future entry into the remaining African markets will be jointly undertaken by the Group and Castel, with day to day management allocated according to geographical proximity to their respective operations and language capabilities. In the year ended March 31, 2003, Castel had total beer volumes of 10.7 million hectoliters and total CSD and mineral water volumes of 9.7 million.

Tanzania

As at June 9, 2003, the Group operated three breweries in Tanzania, with total lager volumes of 1.9 million hectoliters in the year ended March 31, 2003.

Tanzania Breweries Limited ("*Tanzania Breweries*"), which is listed on the Dar-es-Salaam Stock Exchange, owns Tanzania's most popular beer brands (Kilimanjaro and Safari Lager) and is licensed to produce and distribute other brands, including Castle, in Tanzania.

According to Plato Logic, the Tanzanian beer market has maintained a steady rate of per capita consumption in recent years, although average annual per capita beer consumption remains low at 5.1 liters. Tanzania Breweries has increased its share of the Tanzanian beer market to approximately 98% in the year ended March 31, 2003 from around 81% in the year ended March 31, 1999, according to Management estimates.

On May 14, 2002 it was announced that, Tanzania Breweries' major competitor, East African Breweries Limited ("*EABL*") was closing its brewing operation in Tanzania and had agreed to sell its subsidiary, Kibo Breweries Limited ("*Kibo*"), to Tanzania Breweries in exchange for a 20% shareholding in Tanzania Breweries. This transaction, which completed on December 12, 2002, decreased SABMiller Africa's effective interest to 53% (giving SABMiller an effective interest of 33%). Brands previously produced and sold by Kibo are now produced and sold under license by Tanzania Breweries.

Africa—other operations—clear beer

As at June 9, 2003, the Group operated breweries in Botswana, Ghana, Kenya, Lesotho, Mozambique (two), Swaziland, Tanzania (three), Uganda, Zambia (two) and Zimbabwe (through the Delta Corporation as described below) with total volume for the year ended March 31, 2003 of 6.8 million hectoliters. The Group also manages one brewery in Angola.

Kgalagadi Breweries Limited is the only domestic producer of beer in Botswana, with an overall market share of 96%, according to Plato Logic. Clear beer volumes have increased to 579,900 hectoliters in the year ended March 31, 2003 from 490,500 hectoliters in the year ended March 31, 1999. SABMiller Africa enjoys strong cash flows in the form of royalty payments, management fees and dividends from its Botswana operations.

On May 14, 2002, the Group announced that it was closing its brewing operations in Kenya and agreed to sell its subsidiary, Castle Brewing Kenya Limited ("*CBK*"), to EABL in exchange for a 20% shareholding in Kenya Breweries Limited ("*KBL*"), a subsidiary of EABL. Brands previously produced and sold by CBK are now produced and sold under license by KBL.

Cervejas de Moçambique SARL ("*CDM*") has two breweries, at Maputo and Beira, both of which have recently been upgraded. In April 2002, CDM, which is listed on the Maputo Stock Exchange, acquired the Laurentina brewery in Maputo which has since been closed and the volumes absorbed by CDM.

SABMiller Africa holds an effective 28% interest (giving SABMiller an effective interest of 17%) in Delta Corporation, which is listed on the Zimbabwe Stock Exchange. Its largest brands are Castle, Lion, Carling Black Label, Zambezi and Bohlinger's. Zimbabwe has suffered recently from significant political and economic upheavals.

SABMiller Africa has an effective 95% interest (giving SABMiller an effective interest of 59%) in Uganda's Nile Breweries Limited, which has a strong portfolio of brands including Nile Special, Club, Chairman's ESB and Eagle Lager.

The Group manages a brewery in Lubango in the south of Angola on behalf of the Angolan Government. In the likely event of the privatization of this brewery, the Group intends to acquire an equity interest in the operation. Castel also has a presence in Angola through the management contract of a Luanda-based brewery and owns clear beer and CSD operations in Angola.

The Group is the only brewer in both Lesotho (Lesotho Brewing Company (Proprietary) Limited) and Swaziland (Swaziland Brewers Limited).

SABMiller Africa has an effective 69% interest (giving SABMiller an effective interest of 43%) in the listed Accra Brewery Limited, which, in 2001, had a 23% share, by volume, of the Ghanaian beer market, according to Plato Logic.

Africa—other operations—CSDs

As at June 9, 2003, the Group operated ten bottling plants for CSDs in Angola (two), Botswana, Ghana, Lesotho, Swaziland, Zambia (two) and Zimbabwe (two), with total volume for the year ended March 31, 2003 of 4.2 million hectoliters.

SABMiller Africa has an effective 45% interest (giving SABMiller an effective interest of 28%) in, and management control of, the joint venture that holds the Coca-Cola franchise for northern

Angola. SABMiller Africa also has an effective 60% interest (giving SABMiller an effective interest of 37%) in Coca-Cola Bottling Sul de Angola SARL, which owns the newly constructed Coca-Cola facility in Lubango in the south of the country.

In February 2002, Zambian Breweries plc acquired 100% of the share capital of Zambia Bottlers Limited, the operator of the Zambian Coca-Cola franchise.

The Group bottles and distributes Coca-Cola products in Lesotho, Swaziland and Zimbabwe (through its shareholding in Delta Corporation).

Africa—other operations—sorghum

The Group operates 30 sorghum beer breweries in Botswana (four), Malawi (four), Swaziland, Tanzania, Zambia (four) and Zimbabwe (16), with a total production volume for the year ended March 31, 2003 of 6.7 million hectoliters.

Asia

Asia—overview

In Asia, the Group conducts business in China and India. The Group's average number of employees in Asia for the year ended March 31, 2003 was approximately 417, excluding employees of associated undertakings. In China, SABMiller owns 49% of China Resources Breweries Limited ("*CRB*"), a joint venture with China Resources Enterprises Limited ("*CRE*"), which holds the remaining 51%. CRE is listed on the Hong Kong Stock Exchange and is included in the Hang Seng Index. CRB's average number of employees for the year ended March 31, 2003 was approximately 28,082.

The Group's strategy for China differs from that of many other international brewers in the following ways:

- The Group works with strong local partners, CRE and Harbin, providing extensive local management skills, access to cheaper local currency finance and diversification benefits through its wide range of activities and Chinese focus; and
- The Group concentrates on second tier cities and the development of regional brands priced at the top of the mainstream and semi-premium segments.

Asia—China

Asia—China—market

According to Plato Logic, China is the second largest beer market in the world by volume, with volumes in excess of 230 million hectoliters and is expected to overtake the US as the world's largest beer market in 2003. Between 1985 and 2001, the Chinese beer market grew by 654% and accounted for 45% of growth in the world beer market, according to Plato Logic. The Chinese beer industry is consolidating with a number of Chinese brewers being acquired by the leading international brewers in the Chinese market. According to Plato Logic, China's top 10 brewers, including the Group, have accounted for most of the recent growth in volume while most of the remaining brewers have lost volume.

Asia—China—operations

Through CRB, the Group operates in three regions in China. According to Plato Logic, CRB is the second largest brewer in China by volume with leading market position in both the North East and the South West and a growing market position in the Central region.

On July 29, 2003 the Group announced that it had completed the acquisition through Gardwell Limited, a new subsidiary in which SABMiller has an effective 95% interest, of a 29.6% stake in Harbin from CEDF, Harbin's largest shareholder, for HK$675 million (approximately $87 million) in cash.

With pro-forma volumes in 2002 of approximately 10.4 million hectoliters, Harbin is China's fourth largest brewer and is focused on the North East region, where the Group already has significant interests. Harbin's brands, which include Harbin, the oldest beer brand in China, are largely focused on the fast-growing and profitable upper mainstream and premium market segments.

Details of the Group's beer operations in China are shown in the table below:

Region	Number of breweries	Total beer volumes year ended March 31, 2003	Total annual brewing capacity as at June 9, 2003	Per capita consumption calendar year 2001
		(millions of hectoliters)		(liters)
North East[(1)]	11	11.4	17.5	32.5
South West[(1)]	12	6.9	12.2	9.0
Central[(1)]	7	5.8	11.3	10.0
Total	30	24.1	41.0	—

Source: SABMiller and Plato Logic

(1) While it is not meaningful to provide market share figures for China on a regional basis, CRB enjoys strong positions in the North East and the South West of China and a growing share in Central China. CRB's national market share for China is approximately 10%.

Asia—China—manufacturing and properties

The Blue Sword and Wuhan breweries have now been successfully integrated into the Group following their acquisition.

In December 2002, CRB raised its ownership of three breweries from 90% to 100%, giving it full control of the Snowflake beer brand at a cost of $16.9 million.

CRB also owns two water bottling plants with a total capacity of 4.0 million hectoliters, concentrated predominantly in the southern province of Guangzhou.

Asia—India

According to Plato Logic, the Indian beer market has, over recent years, begun to grow strongly from its historically low consumption base as consumers switch from spirits to beer.

Asia—India—operations

The Group currently has four breweries in India with a total brewing capacity, as at June 9, 2003, of 0.7 million hectoliters and total beer volumes of 0.5 million hectoliters in the year ended March 31, 2003.

The Group has operated in India since October 2000, when Narang Breweries, located near Lucknow in the state of Uttar Pradesh was acquired. In June 2001, the Group acquired a controlling interest in Mysore and, in November 2001, announced the acquisition of a controlling interest in Rochees. In India, the Group has approximately 8.4% of the overall beer market and its key brands include Castle Lager and Knock-Out.

SABMiller India Limited's brewing assets were recently merged with Mysore, giving the merged company a brewing presence in Uttar Pradesh, Maharashtra, Karnataka, and Rajasthan, and the Group has recently acquired a brewing license and an incomplete brewery in Andhra Pradesh.

The Group announced on May 21, 2003 that Mysore had agreed to enter into a joint venture with Shaw Wallace, pursuant to which Mysore will, on completion, hold a 50% equity interest in Shaw Wallace Breweries, which will hold the combined brewing interests and licenses of the Mysore and Shaw Wallace businesses. The cost of the investment is $132.8 million, being the book value of the net assets and cash contributed by Mysore in exchange for its 50% interest in Shaw Wallace Breweries. Shaw Wallace Breweries is expected to hold a leading position in the key beer-consuming states in India and, accordingly, Management believes that this investment will permit the Group to take advantage of future growth in the Indian beer market, which grew at a compound annual rate of 7.1% between 1996 and 2001.

Shaw Wallace has produced beer in India since 1974 and is the second largest brewing group in India, according to Plato Logic, with total volumes for the year ended December 31, 2001 of 1.6 million hectoliters. Shaw Wallace has seven owned and eleven contracted breweries with a total installed annual capacity of 1.4 million hectoliters situated in key beer-producing states throughout the country. Shaw Wallace's key brands include Haywards and Royal Challenge.

Central America

Overview

Details of the Group's Central American operations are shown in the tables below:

Beer	Number of breweries as at June 9, 2003	Total volumes year ended March 31, 2003	Total annual production capacity as at June 9, 2003	Per capita consumption calendar year 2001	Market share calendar year 2001
		(millions of hectoliters)	(millions of hectoliters)	(liters)	(%)
El Salvador	1	0.8	1.4	13.1	98
Honduras	2(1)	0.9	1.3	12.9	98

Bottling	Number of bottling plants as at June 9, 2003				
		(millions of hectoliters)	(millions of hectoliters)	(liters)	(%)
El Salvador	4(2)	5.2	7.7	51(3)	72(3)
Honduras	2	3.6	4.5	86(3)	65(3)

Source: SABMiller

(1) The Tegucigalpa brewery closed on July 25, 2003.

(2) This includes one water bottling plant and one juice bottling plant, which are located on the same site.

(3) Per capita consumption and market share figures relate to CSDs, which accounted for the majority of bottling volume.

The Group conducts its business activities in Honduras and El Salvador through Bevco, a joint venture formed with a prominent El Salvadorean family consortium, which has wide ranging commercial interests in Central America.

On November 29, 2001, SABMiller acquired an effective 97% interest in Cerveceria Hondureña S.A. ("*CHSA*"), the sole brewer and largest soft drinks bottler (Coca-Cola) in Honduras from the Dole Food Company, Inc. for cash consideration of $547 million. At the same time, SABMiller contributed its interest in CHSA to Bevco, a new joint venture established with a prominent local family consortium which owns a leading conglomerate in El Salvador with wide ranging commercial interests in central America. This family consortium, through a separate holding company (Central American Beverage Corporation, "*CAB*"), contributed to Bevco its El Salvadorean beverages businesses, which comprised the sole brewer and largest soft drinks bottler (Coca-Cola) and water business in El Salvador. The businesses in El Salvador have subsequently been reorganized into Industrias la Constancia, S.A. ("*ILC*"), a wholly owned subsidiary of Bevco.

SABMiller's effective shareholding and voting interest in Bevco is 58.2%. SABMiller has the option, exercisable at any time between June 30, 2005 and March 31, 2010, to acquire from CAB (and CAB has the corresponding option to put to SABMiller) a further 15% of the equity in Bevco (the "*First Option*") for a consideration based on the fair market value of Bevco at that time. Following the exercise of the First Option, CAB will have the right each year to put to SABMiller between 5% and 15% of the equity in Bevco for a consideration based on the fair market value of Bevco at that time. SABMiller has an option to purchase CAB's interest in Bevco at any time should CAB's interest fall below 10%.

Since the acquisition, the Group's operations in Central America have been undergoing a reorganization and consolidation to reduce costs, rationalize headcount and bring in management with extensive CSD experience. This process is well-advanced.

Strategy

The Group's entry into the beverage markets in Honduras and El Salvador in Central America is consistent with its strategy of investing in developing markets that offer the potential for growth in both volumes and profits. Per capita beer consumption is relatively low in comparison with other Latin American markets and Management believes that this potential demand, together with favorable demographics in these countries, should provide the basis for sustainable long-term volume growth in beer and soft drinks.

Employees

The Group's average number of employees in Central America for the year ended March 31, 2003 was approximately 7,374.

Honduras

The Group's lines of proprietary brands and imports account for approximately 96% and 2%, respectively, of the Honduran beer market by volume.

CHSA is the sole domestic brewer and the leading beer importer in Honduras, with a total annual brewing capacity as at June 9, 2003 of 1.3 million hectoliters. The Group's main proprietary domestic brands in Honduras include Imperial, Port Royal and Salva-Vida.

CHSA is the market leader for CSDs, accounting for approximately 65% of the Honduran CSD market by volume for the year ended March 31, 2003. It is also the exclusive bottler for Coca-Cola, Coca-Cola Light, Sprite, Fanta, Fresca and Canada Dry. Honduras is The Coca-Cola Company's largest market by volume in Central America. A new bottling agreement with The Coca-Cola Company has recently been concluded. In addition, CHSA also produces and distributes its own proprietary line of flavored soft drink brands.

El Salvador

ILC is the leading producer and distributor of CSDs in El Salvador with 72% of the market. It has the exclusive bottling and distribution rights for all of The Coca-Cola Company's brands in El Salvador including Coca-Cola, Coca-Cola Light, Sprite, Fanta, Fresca, Powerade, Delaware Punch and Tropical.

ILC is El Salvador's leading producer and distributor of beer, carbonated and non-carbonated soft drinks and bottled water. Besides serving the El Salvadorean market, ILC is also an exporter of beer and water. The Cristal water division is primarily a bottler and distributor of purified water to homes and offices. In addition, it produces and distributes a wide range of non-carbonated soft drinks, including short life juices, extended life juices, cordials and isotonic beverages.

Although the Group's CSD volumes declined in the year ended 31 March, 2003 due to aggressive price-based competition in the CSD market in El Salvador, which has led to a short-term and, Management believes, unsustainable reduction in prices, Management is confident that the CSD profit pool in El Salvador will be re-established over time and that the reorganization and consolidation discussed above will deliver improved earnings performance in the future.

The Group's beer brand portfolio in El Salvador comprises four locally produced brands (Regia, Pilsener lager, Golden Light and Suprema), a range of imported beers and Maltin, a malt-based carbonated soft drink. Exports account for 6.6% of beer production. ILC has 98% of the El Salvadorean beer market by volume. For the year ended March 31, 2003, the Group also sold 2.5 million hectoliters of water and other beverages, making it a leading player in the El Salvadorean bottled water market.

The Group has one brewery in El Salvador with an annual brewing capacity as at June 9, 2003 of 1.4 million hectoliters.

Other Beverage Interests

Overview

Other Beverage Interests is the business segment responsible primarily for conducting the Group's CSD operations in South Africa. It currently comprises:

- 74% of ABI, an independent company listed on the JSE Securities Exchange South Africa and the largest bottler and distributor of Coca-Cola and Schweppes products in South Africa;
- 100% of Appletiser, an international producer of non-alcoholic fruit drinks; and
- 30% of Distell, a major manufacturer and distributor in the South African wines and spirits sector.

Strategy

The key elements of the Group's strategy for Other Beverage Interests are:

- to consolidate ABI's leading position in the South African CSD market, where management believes there is significant growth potential;

- to increase the overall levels of consumption of ABI's products in excess of the rate of GDP growth;
- to focus, through ABI, on its core product range of the Coca-Cola, Fanta and Sprite brands through a series of targeted marketing initiatives;
- to continue to improve management skills and capability, as well as selectively to enter new beverage categories; and
- in relation to Appletiser, to focus on the core brand, to reduce complexity and to grow geographically.

ABI

ABI produces and bottles products in South Africa under long-term franchise agreements with The Coca-Cola Company, which give ABI exclusive distribution rights in certain geographic areas. These areas cover approximately 50% of the South African population and currently generate approximately 60% of total South African Coca-Cola sales volumes. Management estimates that Coca-Cola and Schweppes products have a combined market share of approximately 95% of the CSD market in South Africa..

Coca-Cola and Schweppes products are marketed jointly by ABI and The Coca-Cola Company, with The Coca-Cola Company undertaking all national and primary media advertising while ABI undertakes promotion and marketing on a local level in its own territories.

ABI has six bottling plants and sells to approximately 43,000 customers, varying from large retail outlets to small rural stores.

As ABI conducts essentially all of its business under its franchise agreements with The Coca-Cola Company, this relationship is fundamental to ABI's business. Management believes that ABI enjoys an open and constructive relationship with The Coca-Cola Company. ABI's current franchise agreements expire in 2007. Although no assurance can be given, Management believes that, because the arrangements are mutually beneficial to the parties, the relationship is likely to continue beyond that time.

ABI's average number of employees for the year ended March 31, 2003 was approximately 3,846.

Appletiser

Appletiser produces natural, non-alcoholic sparkling fruit juices and bottled water. On April 24, 2003, the Group completed the transfer of the trademarks "Just Juice", a juice brand, and "Valpre", a water brand, to The Coca Cola Company, although these brands will continue to be produced and distributed in South Africa by Appletiser.

The core brands of Appletiser are "Appletiser" and "Grapetiser" sparkling fruit juices.

Appletiser's average number of employees for the year ended March 31, 2003 was 317.

Hotels and Gaming

Tsogo Sun is, through Southern Sun, one of the largest hotel operators in Africa, with 79 hotels and 12,865 rooms, and has interests in the South African gaming industry. Southern Sun's hotel

portfolio includes 3 InterContinental hotels, 5 Southern Sun Collection hotels, 35 Holiday Inn hotels (including Crowne Plaza, Holiday Inn Garden Court and Express by Holiday Inn), 24 Formula 1 hotels, the Cullinan Cape Town Waterfront, the Paradise Sun—Seychelles and 10 Southern Sun resorts.

Southern Sun has exclusivity agreements for each of its InterContinental, Holiday Inn and Formula 1 hotel brands in South Africa and a number of neighbouring countries. The current franchise terms of the brands licensed to Southern Sun expire between 2008 and 2016 in the case of the Holiday Inn brand and in 2016 in the case of the InterContinental brand.

Tsogo Sun also owns Tsogo Sun Casinos, which currently operates five licensed casinos in South Africa, including the "Montecasino" complex in Fourways, north of Johannesburg, and the Hemingways Casino and Hotel in East London, which opened in September 2001. Phase One of the Suncoast casino development in Durban was successfully opened in late November 2002 at a capital cost of $95 million.

Prior to March 31, 2003, SABMiller had an effective 100% interest in Southern Sun, which was the holding company for all of the Group's hotel and gaming interests. With effect from March 31, 2003, the Group sold its hotel and gaming interests to Tsogo Sun in exchange for ordinary shares representing 49% of Tsogo Sun, $42 million of Tsogo Sun redeemable preference shares and $43 million cash, net of expenses. The remaining 51% of Tsogo Sun is owned by Tsogo Investment Holding Company (Proprietary) Limited, a company controlled by a group of South African black empowerment consortia, trade unions and trade associations.

This transaction, which reduced SABMiller's effective interest to a 49% indirect holding in the business, was part of the Group's efforts to rationalize and focus its business on what it considers its core beverage-related segments. Management expects to reduce SABMiller's interest in the Hotels and Gaming business segment over time.

Regulation

Competition regulation

The Group is subject to competition regulation in nearly all of the countries in which it operates. The statutory competition authorities exercise their powers of market regulation to varying degrees.

South Africa's Competition Commission initiated a formal investigation into certain aspects of the liquor industry in November 2000. Beer South Africa has met with the Competition Commission and has provided all assistance required.

Beverage and liquor regulation

The Group is subject to a wide range of regulatory requirements in its South African and international beverage operations. Management believes that the Group is substantially in compliance with all such requirements.

As a producer of alcoholic beverages, Miller is subject to extensive regulation by US federal, state and local governmental entities. These regulations govern many aspects of Miller's operations, including brewing, marketing and advertising, transportation, distributor relationships and sales. To operate its facilities, Miller requires permits, licenses and approvals from various federal, state and local governmental agencies. Internationally, Miller is subject to regulations and restrictions imposed by the laws of the foreign jurisdictions in which it sells its products.

Various proactive strategies are used to ensure that Miller operates within existing laws and regulations. The cost of continuing compliance did not materially affect Miller's total capital expenditure, earnings or competitive position in the year ended March 31, 2003 nor does Miller anticipate that it will do so in the year ending March 31, 2004.

Legislation regulating the liquor industry in South Africa is in the process of being revised and, to this end, the Draft Bill was published on March 27, 2003. The Draft Bill proposes the introduction of a "three-tier system" to separate the ownership of the manufacturing, wholesale and retail sectors of the liquor industry in South Africa by way of separate licenses for participants in each sector and the prohibition of the holding of both a manufacturing and a distribution license. The Draft Bill also permits the sale by manufacturers directly to retailers only with the consent of the Minister of Trade and Industry. The Draft Bill met with serious opposition from the liquor industry, particularly with regard to the arbitrary discretion granted to the Minister of Trade and Industry to allow cross-holding of licensees and the sale by manufacturers directly to retailers. Following public hearings before the relevant Parliamentary Portfolio Committee, at which industry participants made submissions, the Draft Bill has been referred back to the Department of Trade and Industry to correct technical issues and allow for further consultation with the liquor industry on a more flexible "three-tier system" in which manufacturers, including entities within the Group, will be able to distribute their products directly to retailers and will be allowed to retain their existing distribution systems. The Department of Trade and Industry has repeatedly assured liquor manufacturers that the new legislation will not disrupt the industry and will allow manufacturers to continue to deliver directly to retailers. The Group has no reason to doubt these assurances.

Labor regulation

The Group is subject to labor regulation in nearly all of the countries in which it operates.

Management believes that the Group has adopted progressive employment practices and policies over many years and has taken steps to ensure compliance with the legislation. Management believes that the Group's practices and policies compare favorably with those of other leading international companies.

Environmental regulation

The Group is subject to a range of environmental requirements in the jurisdictions in which it operates.

In the United States, Miller's operations are subject to federal, state and foreign environmental laws and regulations regarding, among other things, the generation, use, storage, disposal, emission, release and remediation of hazardous and non-hazardous substances, materials or wastes, as well as the health and safety of employees. Under the United States Comprehensive Environmental Response, Compensation and Liability Act ("*CERCLA*") and its state counterparts, Miller could be held liable regardless of fault for investigation and remediation of hazardous substance contamination at Miller's currently or formerly owned or operated facilities or at third-party waste disposal sites, as well as for any personal or property damage arising out of such contamination, regardless of fault. From time to time, Miller has been notified that it is or may be a potentially responsible party under CERCLA. Although Management believes that none of the sites in which Miller is currently involved will give rise to costs that materially affect its business, financial condition or results of operations, Management cannot predict with certainty the total costs of cleanup, Miller's share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the cleanups or the cost of sufficient insurance coverage. In addition, Miller could be named a potentially responsible party at sites in the future and the costs associated with such future sites may be material.

Environmental laws and regulations are complex and change frequently. While the Group has budgeted for future capital and operating expenditures to maintain compliance with these environmental laws and regulations, there can be no assurance that the Group will not incur any environmental liability or that these environmental laws and regulations will not change or become more stringent in the future in a manner that would have a material adverse effect on the Group's business, financial condition and results of operations.

Many of the Group's businesses operate in developing markets with limited environmental controls. The environmental regulatory climate in these countries is, however, becoming stricter and it is anticipated that, in the medium to long term, environmental controls will be brought up to the same standards as those existing in the United States and Western Europe. Despite the relatively small environmental impact of brewing operations, stricter controls on pollution, land and water contamination and emission levels may lead to increased operational costs and capital expenditure requirements.

Exchange controls

South Africa imposes exchange controls, which restrict the export by South African residents of capital and/or revenue from South Africa, Namibia, Lesotho and Swaziland (the "*common*

monetary area"). The South African Treasury has delegated the administration of exchange controls to the Exchange Control Department of the South African Reserve Bank, which is responsible for the day-to-day administration and functioning of exchange controls. Under the terms of the exchange control rulings, non-residents have been granted general approval to deal in South African assets, to invest and disinvest in South Africa. The purpose of exchange control is to mitigate the decline in South Africa's reserves including its foreign capital reserves. Management expects that South African exchange controls will continue to operate for the foreseeable future, although the South African Government has committed (and recently reaffirmed its commitment) to gradually relaxing and ultimately abolishing exchange controls, and significant relaxation has occurred in recent years. It is the stated objective of the South African Reserve Bank to achieve equality of treatment between South African residents and non-residents of the common monetary area in relation to inflows and outflows of capital.

Management

SABMiller

As at the date of this Offering Memorandum, the members of the Board of Directors of SABMiller (the *"Board"*) are:

Name	Age	Position	Year Appointed as director [(1)]
J M Kahn	63	Non-executive Chairman	1981
E A G Mackay	53	Chief Executive Officer	1990
M I Wyman	56	Chief Financial Officer	1990
G C Bible	65	Non-executive Director	2002
L C Camilleri	48	Non-executive Director	2002
N J De Lisi	52	Non-executive Director	2002
Lord Fellowes	61	Non-executive Director	1999
M J Levett	63	Non-executive Director	1984
P J Manser	63	Non-executive Director	2001
M Q Morland	59	Non-executive Director	1999
Ning Gaoning	44	Non-executive Director	2001
M C Ramaphosa	50	Non-executive Director	1997
Lord Renwick of Clifton	65	Non-executive Director	1999

(1) Messrs Kahn, Mackay, Wyman, Levett and Ramaphosa were appointed as Directors of The South African Breweries Limited (*"SAB Limited"*) prior to its reconstruction and listing on the London Stock Exchange in 1999, whereupon they were appointed as directors of SABMiller.

Jacob Meyer Kahn, Non-executive Chairman

BA (Law), MBA, DCom(hc), SOE. Mr Kahn joined the Group in 1966 and occupied executive positions in a number of the Group's former retail interests before being appointed to the SAB Limited Board in 1981. He was appointed Group Managing Director of SAB Limited in 1983 and Executive Chairman in 1990. In 1997, he was seconded full-time to the South African Police Service as its Chief Executive, serving for two and a half years. In 1999 he assumed the Chairmanship of SABMiller. He holds an honorary doctorate in Commerce from the University of Pretoria and was awarded the SOE in 2000.

Ernest Arthur Graham Mackay, Chief Executive

BSc (Eng), BCom. Mr Mackay joined the Group in 1978 and held a number of senior positions in the Group, including Chairman of SAB Limited in South Africa and Group Managing Director, before becoming Chief Executive in 1999, overseeing SABMiller's listing on the London Stock Exchange in the same year.

Malcolm Ian Wyman, Chief Financial Officer

CA(SA). Mr Wyman has been with the Group since 1986, becoming Group Corporate Finance Director in 1990 and Chief Financial Officer in 2001 having responsibility for the Group's finance operations, corporate finance and development, and group strategy. Prior to joining the Group, he was an Executive Director of UAL Merchant Bank.

Geoffrey Cyril Bible, Non-executive Director

FCA (Aust), ACMA (UK). Mr Bible served as CEO of Altria Group from June 1994 until April 2002 and as Chairman of the Board from January 1995 until August 2002, when he

retired. He also served as Chairman of the Board of Kraft Foods Inc. from March 2001 until August 2002 when he retired. Mr Bible joined the Board in August 2002, following the completion of the Miller Acquisition. He is also a member of the Board of Directors of News Corporation Limited.

Louis Carey Camilleri, Non-executive Director

BA (Economics & Business Administration). Mr Camilleri has been Chairman and Chief Executive of Altria Group since August 2002, having been President and Chief Executive Officer of Altria Group since April 2002 and previously serving as Senior Vice President and Chief Financial Officer of the corporation since November 1996. He is also Chairman of the Board of Directors of Kraft Foods Inc. Mr Camilleri joined the Board in August 2002 following the completion of the Miller Acquisition.

Nancy Jane de Lisi, Non-executive Director

BA (Psychology), MPA (Masters of Professional Accounting). Ms de Lisi is Senior Vice President Mergers and Acquisitions, Altria Group. She joined the company in 1995 and previously held positions within the corporation as Vice President Finance and Treasurer, Treasurer, Vice President Treasurer International and Assistant Treasurer. Ms de Lisi joined the Board in August 2002, following the completion of the Miller Acquisition.

Lord Fellowes, Non-executive Director

Lord Fellowes is Chairman of Barclays Private Banking and Degrémont UK. He was formerly Private Secretary to Her Majesty, the Queen, from 1990 until 1999, having joined the Royal Household in 1977 from a career in the London money market. He also chairs the Prison Reform Trust and is a Trustee of the Rhodes Trust.

Michael John Levett, Non-executive Director

BCom, FFA, FIA, FASSA, Dr. Econ Science (hc). Mr Levett is Chairman of Old Mutual plc. He joined the Board in 1999, having previously been a director of SAB Limited from 1984. He is Deputy Chairman of Mutual and Federal Insurance Company Limited and a director of Barloworld Limited, Nedcor Limited and Old Mutual South Africa Trust plc.

Peter John Manser, Non-executive Director

CBE, DL, FCA. Mr Manser is Chairman of Intermediate Capital Group plc, Deputy Chairman of Fitzhardinge plc and a director of Shaftesbury plc. He was Chairman of Robert Fleming Holdings Limited between 1997 and 2000, a director of the Securities and Investments Board between 1986 and 1993, a past Chairman of the London Investment Banking Association and a member of the President's Committee of the British Banking Association between 1994 and 1998.

Miles Quintin Morland, Non-executive Director

Mr Morland is Chairman of Blakeney Management Limited, an investment management firm specializing in Africa, which he founded in 1990. He is a director of a number of emerging market funds and of various companies active in Africa. He is Chairman of London Business School's Africa Advisory Board.

Ning Gaoning, Non-executive Director

Mr Ning is the Chairman of China Resources Enterprise Limited, which has a 51% holding in China Resources Breweries Limited, a joint venture company in which SABMiller holds the remaining 49%. He is Vice-Chairman and President of China Resources (Holdings) Company Limited and China Resources National Corp and Chairman of China Resources Land Limited. He also holds a directorship in HIT Investments Ltd.

Matemela Cyril Ramaphosa, Non-executive Director

Mr Ramaphosa is Chairman of Johnnic Holdings Limited and Executive Chairman of Millennium Consolidated Investments Limited. He also holds directorships in FirstRand Limited, Macsteel Holdings Limited, MTN Group Limited, Alexander Forbes Limited and Medscheme Limited. He is on the board of the Nelson Mandela Foundation and the Commonwealth Business Council.

Lord Renwick of Clifton, Non-executive Director

Lord Renwick of Clifton served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the United States from 1991 to 1995. He is currently Vice-Chairman, Investment Banking, JP Morgan Europe plc, Chairman of Fluor Limited and a director of British Airways plc, Compagnie Financière Richemont AG and BHP Billiton Plc.

The address of the Directors of SABMiller is c/o SABMiller plc, One Stanhope Gate, London W1K 1AF, England.

The Board and Board committees

The Board sets the strategic objectives of the Group, determines investment policy, agrees on performance criteria and delegates to Management the detailed planning and implementation of that policy, in accordance with appropriate risk parameters. The Board monitors compliance with policies, and achievement against objectives, by holding Management accountable for its activity through the measurement and control of operations by regular reports to the Board, including quarterly performance reporting and budget updates.

The Executive Directors generally have responsibility for proposing strategy and for making and implementing operational decisions on running the Group's businesses. Non-executive Directors complement the skills and experience of the Executive Directors, contributing to the formulation of policy and decision-making through their knowledge and experience of other businesses and sectors.

The Board met eight times in the year ended March 31, 2003 and ad hoc committees of the Board met twice to deal with investment and financing and reporting issues. SABMiller believes that it complied with the requirements of the Combined Code–Principles of Good Governance and Code of Best Practice–appended to the Listing Rules of the UK Listing Authority (the "*Combined Code*") in the year ended March 31, 2003.

Specific responsibilities have been delegated to Board committees with defined terms of reference. The principal Board committees are described below.

The Audit Committee

The Audit Committee is chaired by Mr Manser and also comprises Lord Fellowes, Messrs Morland and Levett and Ms De Lisi. The Audit Committee meets three times a year and a sub-committee meets on two further occasions. The external auditors, the Chief Executive and the Chief Financial Officer also attend these meetings and other members of Management, including internal audit staff, attend as required. Executive attendees are excused for periodic discussions with the external auditors.

The Audit Committee has the power to examine any financial, operating and strategic matters in and relating to the Group in accordance with its written terms of reference. This includes reviewing the annual accounts, internal control procedures, accounting policies, compliance and regulatory matters, reviewing and approving the appointment of the external auditors and other related issues.

The Audit Committee reviews in annual cycles with Management, that adequate and suitable internal controls are in place and are appropriate to meet future needs; that significant business, strategic, statutory and financial risks have been identified and are being monitored and managed; and that appropriate standards of governance, reporting and compliance are in operation. It also advises the Board on issues relating to the application of accounting standards to published financial information. The Audit Committee has access to the proceedings of the reports to the divisional audit committees.

The Nomination Committee

The Nomination Committee is chaired by Lord Renwick and also comprises Lord Fellowes and Messrs Kahn, Manser and Morland. The Nomination Committee considers the composition of the Board and its committees, retirements and appointments of additional and replacement Directors and makes appropriate recommendations to the Board. All Directors are subject to retirement and re-election by shareholders at least once every three years in accordance with SABMiller's Articles of Association and the requirements of the Combined Code. The Nomination Committee meets as often as required, usually twice a year.

The Remuneration Committee

The Remuneration Committee is chaired by Lord Renwick and also comprises Lord Fellowes and Messrs Kahn, Manser and Morland. The Remuneration Committee sets short, medium and long-term remuneration for the Executive Directors. More generally, the Remuneration Committee is responsible for the assessment and approval of a broad remuneration strategy for the Group, the determination of short and long-term incentive pay structures for Group executives, the positioning of senior executive pay levels relative to local and international industry benchmarks and the assessment and authorization of specific reward proposals for the Executive Directors and those executives reporting directly to the Chief Executive.

The Corporate Accountability and Risk Assurance Committee

The Corporate Accountability and Risk Assurance Committee (*"CARAC"*) is chaired by Lord Fellowes and comprises Messrs Kahn, Manser, Ramaphosa, Mackay, Wyman and Adami (as a co-opted member). CARAC's main objective is to assist the Board in the discharge of its duties

relating to corporate accountability and associated risk in the ethical, social and environmental fields. CARAC also provides independent and objective oversight and reviews information presented by management on corporate accountability and specifically associated risk, also taking account of reports by management and the Audit Committee to the Board on financial, business and strategic risk.

CARAC utilizes the services of the Group Corporate Accountability Department to progress its activities, and co-opts management and technical specialists in bi-annual accountability workshops, to ensure integration of the various strategic business agendas and the representation and participation of all of the business units within the Group.

CARAC meets twice a year and reports to the Board on its activities. SABMiller has also published an annual corporate accountability report since 1998 which describes the Group's policies and procedures for managing risks to short and long-term value arising from social, environmental and ethical matters, and the extent of the Group's compliance with these policies.

Senior Management

The members of the senior management of SABMiller, in addition to Graham Mackay, Chief Executive Officer, and Malcolm Wyman, Chief Financial Officer, are:

Norman Adami, President and Chief Executive Officer, Miller

BBusSc, MBA (aged 48). Mr Adami joined SAB Limited in 1979 as Project Officer of the South African Beer Division and served as a General Manager in three regions prior to his appointment as Operations Director in 1989. He was appointed Managing Director of the South African Beer Division in 1994, was appointed to the Board in 1995 and was appointed Chairman and Managing Director of Beer South Africa in October 2002. He served on the Board until August 2002, when he stepped down following the reconstitution of the Board in accordance with the terms of the agreement with Altria Group following completion of the Miller Acquisition. He was appointed President and Chief Executive Officer of Miller in February 2003.

Dr Alan Clark, Managing Director, SABMiller Europe

BA (Hons), MA (aged 43). Dr Clark joined the Group in 1990. In 1994 he was appointed General Manager of SABMiller's Alrode Brewery and in 1996 he was made Operations Director for its northern region. He was appointed Marketing Director in 2000 and in the same year he was subsequently appointed to the position of Chief Executive of the Group's Other Beverage Interests division and Managing Director of Amalgamated Beverage Industries. He was appointed Managing Director of SABMiller Europe, effective from April 2003.

Sue Clark, Corporate Affairs Director

BSc (Hons), MBA (aged 38). Ms Clark joined SABMiller in 2003. Prior to this she was Corporate Affairs Director at Railtrack (2000-2002) and Scottish Power (1995-2000). She is a Non-executive Director of Lloyds TSB Scotland.

Pete Lloyd, Organization Development Director

MA (Cantab), MBA (aged 59). Mr Lloyd joined the Group in 1971 as Project Officer and served as General Manager in various regions of SAB's CSD and beer interests before

being appointed General Manager of the South African Beer Division in 1979 and to the Board in 1984. He was appointed Chairman—Beverage Interests in 1987, Managing Director—SABMiller Europe in 1996 and Organization Development Director in October 2000. He served on the Board until August 2002, when he stepped down following the reconstitution of the Board in accordance with the terms of the agreement with Altria Group following completion of the Miller Acquisition.

Johann Nel, Human Resources Director

BA (Hons) (aged 47). Mr Nel joined SAB as Human Resources Director in 1997. Prior to joining SAB, he was Managing Director of ITISA, a consulting company which specialised in the fields of organizational change, strategy and world class manufacturing. Mr Nel took on his present role for SABMiller in March 2002.

André Parker, Managing Director, SABMiller Africa and Asia

B.Econ (Hons) (aged 52). Mr Parker joined the Group in 1975 and was involved in the Group's operations throughout Africa, in both marketing and general management positions prior to his appointment as Managing Director of the African operations in 1994. When the Group was restructured in 2000, his responsibility was expanded to include Asia. He served on the Board from December 2001 until August 2002, when he stepped down following the reconstitution of the Board in accordance with the terms of the agreement with Altria Group following completion of the Miller Acquisition.

Mark Sherrington, Marketing Director

BSc (Hons) (aged 47). Mr Sherrington joined the Group in July 2002 from The Added Value Company, which he co-founded in 1988. He operated as Chief Executive, leading projects with many of the agency's largest clients including Shell, Unilever, Frito Lay, SABMiller and Guinness UDV. Prior to this, Mr Sherrington followed an 11 year career in marketing with Unilever.

Andrew Tonkinson, Group Company Secretary

BA (Economics) (aged 58). Mr Tonkinson joined the Group in 1992 as Group Company Secretary. His previous positions were with The Lion Match Company Ltd, Syfrets Trust Ltd and Amalgamated Packaging Ltd.

Tony van Kralingen, Managing Director, Beer South Africa

BSc (Hons) (aged 44). Mr van Kralingen joined the Group in 1982, working in a number of increasingly senior roles including Marketing Director and Operations Director. In 2000 he was appointed Managing Director of Plzensky Prazdroj a.s., and assumed his current position in January 2003.

Directors of Miller

The Directors of Miller are:

Norman Adami, President and Chief Executive Officer

Gavin Hattersley, Senior Vice President, Finance

BCom (Hons), CA (SA). Mr Hattersley joined the Group in 1997 in South Africa after 10 years with Barlows Limited and was appointed Chief Financial Officer of SAB Limited in 1999. He was appointed Senior Vice President, Finance for Miller in October 2002.

Graham Mackay

(see above)

Malcolm Wyman

(see above)

Michael Jones, Senior Vice President, General Counsel and Secretary

BA, JD. Mr Jones joined Miller in 1982, working in a number of increasingly senior roles in the legal department and was appointed Vice President, Deputy General Counsel in 2000. He was appointed to his current position in February 2002.

The business address of the directors of Miller is 3939 West Highland Blvd., Milwaukee, Wisconsin 53208, United States of America.

Directors of SABMiller Finance

The Directors of SABMiller Finance are:

Cedric Robin Becker, Group Treasurer

Gerardus Hendricus Lambertus Goedhals, Non-executive Director

Director, China Resources Breweries Limited

Reinier Frans Hendriksen, Non-executive Director

Member of the board of directors of Solvus N.V. and Chairman of the supervisory board of Mercon Group B.V.

Jacob Romein, Director, Legal Department

Lana Helena van der Spiegel-Breytenbach, Executive Director

Gary Alexander Whitlie, Director, Finance and Control

The business address of all the directors of SABMiller Finance is Hofplein 19, 3032 Rotterdam, The Netherlands.

Related Party Transactions

Overview

On May 30, 2002, SABMiller entered into the Transaction Agreement with Altria Group and Miller, under which a subsidiary of SABMiller was merged into Miller on July 9, 2002 in consideration for the issue by SABMiller of 234,948,770 Ordinary Shares and 195,051,230 Convertible Participating Shares (the "*Consideration Shares*"), representing a 24.99% Voting Shareholding (as defined below) and an approximately 36% Economic Interest (as defined below) in SABMiller's share capital. The current relationship between SABMiller and Altria Group is principally governed by the Relationship Agreement, but the Transitional Services Agreement and the Tax Matters Agreement also contain provisions regarding their current relationship. Summaries of these agreements are set out below.

Certain additional related party relationships are described in Note 35 to the Group Accountants' Report..

The Transaction Agreement

SABMiller entered into the Transaction Agreement with Altria Group and Miller on May 30, 2002, under which the parties agreed to merge a subsidiary of SAB ("*SABSub*") into Miller in consideration for the issue by SABMiller to Altria Group of the Consideration Shares.

Miller is the successor employer of all Miller employees and their participation in any Miller employee benefit plan sponsored by Altria Group has ceased other than with respect to stock options previously granted to such employees by Altria Group. SABMiller agreed to maintain Miller compensation plans in place until December 31, 2004 and until such time to continue or establish plans to provide all employee benefits previously provided by Altria Group (except in respect of Miller employees covered by collective bargaining agreements) including pension plans, a savings plan and a long term disability and a survivor income benefit plan.

Altria Group gave certain warranties and indemnities to SABMiller in respect of Miller. These include warranties in respect of title to the shares in Miller and its subsidiaries, facts relating to Miller contained in certain public documents, Miller's indebtedness, accounts, assets, intellectual property, insurance, material contracts, real property, environmental matters, suppliers and customers, employees and benefits, liabilities, permits, litigation and tax matters.

The aggregate liability of Altria Group in respect of any warranty claims under the Transaction Agreement (other than under the warranties relating to title to the shares in Miller, the authority and capacity of Altria Group to enter into the Transaction Agreement and Miller's cash position and indebtedness on July 9, 2002 which are without financial limit) is limited to $1,000,000,000.

SABMiller in turn gave certain warranties and indemnities to Altria Group. These include warranties in respect of facts relating to SAB contained in certain documents sent to shareholders, accounts, intellectual property, insurance, material contracts, real property, environmental matters, employees and benefits, liabilities, permits, litigation and tax matters. The warranties relating to capacity and title expire after six years, to tax after three months from the expiry of applicable statutory limitations and in all other cases after one year.

The aggregate liability of SABMiller in respect of any warranty claim under the Transaction Agreement (other than under the warranties relating to the shares in SABSub and the authority

and capacity of SABMiller to enter into the Transaction Agreement, which are without financial limit) is limited to $1,000,000,000. Any amounts due to Altria Group in respect of warranty and certain other claims are to be satisfied by SABMiller issuing a number of Ordinary Shares to satisfy the amount of the warranty claim (calculated by reference to the share price at the time and the agreed amount of the warranty claim).

The Relationship Agreement

Altria Group and SABMiller entered into the Relationship Agreement dated July 9, 2002 to regulate certain aspects of the relationship between SABMiller and Altria Group.

Altria Group has acknowledged the independence of SABMiller management from direct involvement by Altria Group in day-to-day governance, and the parties agreed that (x) all transactions and relationships between (i) Altria Group and its affiliates and (ii) SABMiller and its group members will be at arm's length and on normal commercial terms and (y) Altria Group shall not, and shall procure that none of its affiliates shall, do anything which would result in any Group member not being capable of carrying on, or not carrying on, its business independently of Altria Group or any of its affiliates.

Board Composition

Altria Group is entitled to nominate individuals for appointment to the office of Director so that:

(a) not more than three Non-executive Directors so nominated will hold office if Altria Group's holding of Ordinary Shares and Convertible Participating Shares, expressed as a percentage of all the issued Ordinary Shares and Convertible Participating Shares other than any shares in SABMiller held by Safari Limited ("*Economic Interest*"), is 25% or more;
(b) not more than two Non-executive Directors so nominated will hold office if the Economic Interest of Altria Group is 20% or more but less than 25%; or
(c) not more than one Non-executive Director so nominated will hold office if the Economic Interest of Altria Group is 10% or more but less than 20%.

SABMiller agreed to reduce the number of Directors to 13, including two Executive Directors and three Altria Group nominated Directors and, subject to agreement otherwise and the requirements of the Combined Code, to reduce the Board to 11 Directors by July 9, 2004.

For so long as Altria Group has the right to nominate at least one non-executive Director, a proportionate number of Non-executive Directors on the Nomination Committee and the Audit Committee, and on any other key committees of the Board that include non-executive Directors, shall be Non-executive Directors nominated by Altria Group.

Standstill

Altria Group agreed that it shall not, prior to December 31, 2004, acquire any Ordinary Shares or Convertible Participating Shares or SABMiller Convertible Bonds (the $500,000,000 and $100,000,000 4.25% guaranteed convertible bonds due 2006 issued by SAB Finance (Cayman Islands) Limited and guaranteed by SABMiller and SABMiller Finance) as a result of which Altria Group's voting rights in SABMiller, expressed as a percentage of the total voting rights in SABMiller, calculated (in the case of Convertible Participating Shares) on the basis of one-tenth of a vote for every Participating Share ("*Voting Shareholding*" or "*Voting Interest*"), would exceed

24.99% of the total Voting Shareholding, other than pursuant to the paragraphs below, the Transaction Agreement or if a third party announces a firm intention to make a takeover offer for SABMiller, which would (were such offer to become or be declared unconditional in all respects) result in the Voting Shareholding of the third party being more than 30% of the total Voting Shareholding. In the event that Altria Group is permitted to purchase Ordinary Shares where such purchase would otherwise result in Altria Group's Voting Shareholding exceeding 24.99% of the total Voting Shareholding, SABMiller will exchange such number of Ordinary Shares owned by Altria Group for Convertible Participating Shares to maintain such Voting Shareholding at 24.99% or less.

Lock-up

Altria Group agreed that it shall not, prior to June 30, 2005, dispose of or (other than in favor of financial institutions) charge any Ordinary Shares or Convertible Participating Shares, unless a third party has made a takeover offer for SABMiller subject to and in accordance with the provisions of the City Code on Takeovers and Mergers (the "*City Code*") and either:

(a) any such offer has been recommended (or not opposed) by a majority of the Board; or
(b) any such offer has been accepted by a sufficient number of holders of Ordinary Shares such that the third party either holds or has received acceptances in respect of more than 50% of those issued Ordinary Shares which are not then held by Altria Group or any of its affiliates or by the Directors, and such offer is not, or has ceased to be, subject to any conditions other than as to acceptances.

Altria Group may dispose of or charge any Ordinary Shares or Convertible Participating Shares on or after June 30, 2005, but any disposal must be in accordance with orderly marketing arrangements.

Application of standstill and lock-up provisions

The Panel on Takeovers and Mergers (the "*Panel*") has indicated to SABMiller and Altria Group that the standstill and lock-up provisions in the Relationship Agreement, together with the provisions of SABMiller's Articles of Association, may give rise to a deemed concert party between Altria Group and persons connected with Altria Group on the one hand and SABMiller and the Board and persons connected with them on the other hand. Accordingly, the Relationship Agreement provides that if circumstances arise where any interest in shares in SABMiller is acquired by SABMiller or persons connected with SABMiller, such that (when taken together with the shares in SABMiller in which SABMiller and persons connected with SABMiller are then interested aggregated with the shares in SABMiller then held by Altria Group and persons connected with Altria Group) the aggregate Voting Interest of all those persons exceeds 24.99% of the total Voting Interest, the standstill and lock-up restrictions described above will cease to apply. SABMiller and Altria Group have confirmed to the Panel that they will advise the Panel if they become aware that such circumstances have arisen or are likely to arise.

Anti-dilution

If SABMiller determines to issue any Ordinary Shares or Convertible Participating Shares for cash, it shall, for so long as the Economic Interest of Altria Group is 24.99% or more of the total Economic Interest, offer to Altria Group the right to subscribe, on no less favorable terms than to others to whom such Ordinary Shares or Convertible Participating Shares are offered for

subscription, for such number of those Ordinary Shares or Convertible Participating Shares as is equal to Altria Group's percentage ownership of Ordinary Shares and Convertible Participating Shares immediately prior to such issue.

During the period commencing on July 9, 2002 and ending on July 9, 2006, if SABMiller determines to issue any Ordinary Shares or Convertible Participating Shares by way of a rights issue, it shall, for so long as the Economic Interest of Altria Group is 24.99% or more of the total Economic Interest, offer to Altria Group the right to take up not only its full pro rata entitlement to Ordinary Shares or Convertible Participating Shares under the rights issue but also the right to subscribe for any Ordinary Shares or Convertible Participating Shares not taken up by other holders of Ordinary Shares or Convertible Participating Shares on the same terms, provided that the Voting Shareholding and the Economic Interest of Altria Group shall not exceed 24.99% of the total Voting Shareholding and 40% of the total Economic Interest, respectively.

If, prior to December 31, 2004, the Economic Interest of Altria Group has been reduced as a result of any issue by SABMiller of Ordinary Shares other than as described above, then Altria Group shall be entitled to restore the Economic Interest of Altria Group to what it was immediately prior to such issue whether by acquisition, subscription, conversion or alternative method.

Altria Group shall be entitled to require SABMiller to convert Convertible Participating Shares into Ordinary Shares (and, under SABMiller's Articles of Association, vice versa) if the Voting Shareholding of a third party is more than 24.99% of the total Voting Shareholding, provided that:

(a) the number of Ordinary Shares held by Altria Group following such conversion shall be limited to one Ordinary Share more than the number of Ordinary Shares held by such third party; and
(b) such conversion shall not result in Altria Group being required to make a mandatory offer in terms of Rule 9 of the City Code for all of the Ordinary Shares not then held by Altria Group.

Altria Group shall be entitled to require SABMiller to convert Convertible Participating Shares into Ordinary Shares so as to maintain Altria Group's percentage shareholding at 24.99% of the total Voting Shareholding, and Altria Group shall be entitled, if it so elects, to require SABMiller to convert Ordinary Shares into Convertible Participating Shares so as to ensure that Altria Group's Voting Shareholding does not exceed 24.99% of the total Voting Shareholding.

Non-compete

SABMiller agreed that it shall not undertake any new business activity which is not a beverages business or related business, including the production, manufacture, sale, marketing or distribution of the packaging or ingredients of beer unless, subject to certain exceptions for small ventures, a majority of the Non-executive Directors nominated by Altria Group to the SABMiller Board agree to such diversification.

Subject to certain exceptions Altria Group shall not:

(a) until July 9, 2007 (the "*Restricted Period*"), engage in any beer or flavored alcoholic beverages business which competes with SABMiller's beer businesses (a "*Competing Business*") in the territories where SABMiller's beer and flavored alcoholic beverage businesses is conducted at the date of the Relationship Agreement (the "*Restricted Territory*") other than as a shareholder in SABMiller; or
(b) during the Restricted Period, hold or acquire any interest in any undertaking which is engaged in any Competing Business within the Restricted Territory.

General

The 24.99% limit on Altria Group's Voting Shareholding referred to above may be increased either where Altria Group and SABMiller agree or subsequent to a change in the Ground Rules for the Management of The UK Series of the FTSE Actuaries Share Indices.

For so long as the Economic Interest of Altria Group is 10% or more of the total Economic Interest, Altria Group shall have the right to receive copies of certain financial information regarding SABMiller.

The Relationship Agreement shall continue in full force and effect for so long as Altria Group's Voting Shareholding is 10% or more of the total Voting Shareholding save that Altria Group has 10 business days to remedy any inadvertent decrease to less than 10%.

The Transitional Services Agreement

Pursuant to the Transitional Services Agreement between Philip Morris Management Corp. ("*PMMC*") and Miller dated July 9, 2002, PMMC agreed to provide Miller with certain services for a transitional period of up to 30 months from July 9, 2002.

Among the services still provided by PMMC are information technology, insurance, employee benefits and office space.

Under the Transitional Services Agreement, PMMC provides services on a basis comparable to that on which the services were historically provided to Miller. Each service is provided at a cost equal to PMMC's actual internal cost plus a management fee of 5% plus actual third party costs and any incremental costs. The period of notice to terminate each particular service is 60 days or as provided in the schedule to the Transitional Services Agreement.

PMMC is not liable to Miller under any circumstances other than as a result of PMMC's gross negligence, wilful misconduct or (in relation to a provision of the Transitional Services Agreement other than the provision of the services) material breach. Neither party is liable to the other in any circumstances for indirect, special or consequential damages. Each party has agreed to indemnify the other and its affiliates against third party claims arising as a result of gross negligence or wilful misconduct. There is no limit to this liability. No party is liable for non-performance as a result of an event constituting force majeure.

To the extent that third party consents or licenses relating to software and/or processes may be required for the services, PMMC and Miller have agreed to split equally any costs which may be incurred in procuring such third party consents or licenses relating to software systems and/or processes, in accordance with the Transaction Agreement, provided that any costs in excess of $6,000,000 will be borne by Miller.

Each party may terminate for material breach and PMMC may terminate on a change of control of Miller or SABMiller.

The Tax Matters Agreement

Altria Group and SABMiller entered into the Tax Matters Agreement on May 30, 2002 to regulate the conduct of tax matters between them with regard to the acquisition by SAB of Miller and to allocate responsibility for certain actual and contingent tax costs. The Tax Matters Agreement contains certain tax-related indemnities, warranties and representations by Altria Group in favor of SABMiller and certain tax-related indemnities, warranties and representations by SABMiller in favor of Altria Group.

Altria Group and SABMiller each agreed to comply with certain reporting and record-keeping requirements related to the acquisition by SAB of Miller, to cooperate in preparing tax returns and to provide each other with certain information in relation to tax matters.

Altria Group generally agreed to be liable for taxes applicable to Miller and its affiliates attributable to taxable periods ending on or prior to the acquisition by SAB of Miller, and SABMiller generally agreed to be liable for taxes applicable to Miller and its affiliates attributable to taxable periods ending after the acquisition.

SABMiller agreed to indemnify Altria Group against any taxes, losses, liabilities and costs that Altria Group incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Tax Matters Agreement, subject to certain exceptions. This indemnity provision relates principally to the expected treatment of the acquisition as a tax-free reorganization for Altria Group.

In connection with the indemnity described above, SABMiller agreed not to take any action, fail to take any action or allow any condition under its control to exist that results in the tracing of assets provided by SABMiller, directly or indirectly, to payments with respect to Miller's indebtedness on the date of the acquisition of Miller or any refinancing thereof, if the action, failure to act or condition would result in a tax for Altria Group with respect to the acquisition. The Tax Matters Agreement prescribes certain actions and conditions that will not, subject to certain conditions, result in a breach including entering into transactions of the type contemplated by this Offering Memorandum.

In connection with the indemnity described above, SABMiller also agreed (i) to ensure that Miller repays such indebtedness and refinanced indebtedness only with cash flow generated by its operations or from sales of assets to third parties and (ii) not to take a number of other specified actions with respect to Miller and its indebtedness.

SABMiller also agreed not to make any actual or deemed disposals of Miller for five years after the acquisition of Miller, if such a disposal would cause Altria Group to incur a retroactive tax liability under a gain recognition agreement to be entered into by Altria Group with respect to Miller.

Altria Group has also agreed to indemnify SABMiller against any taxes, losses, liabilities and costs that SABMiller incurs arising out of or in connection with a breach by Altria Group of any representation, agreement or covenant in the Tax Matters Agreement, subject to certain limitations.

The Tax Matters Agreement also contains various other tax-related representations and warranties by SABMiller and Altria Group regarding Miller and the acquisition by SAB of Miller.

Description of the Notes and the Guarantees

The following is a summary of the material provisions of the Notes and the Fiscal and Paying Agency Agreements. This summary does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Notes, the Guarantees and the Fiscal and Paying Agency Agreements. Copies of the Fiscal and Paying Agency Agreements will be available for inspection during normal business hours at any time after the Closing Date at the offices of the Fiscal Agent currently located at 4 New York Plaza, 15th Floor, New York, New York 10004, Attention: Institutional Trust Services. Any capitalized term used herein but not defined shall have the meaning assigned to such term in the Notes, the Guarantees or the Fiscal and Paying Agency Agreements.

General

The 2008 Notes and the 2008 Guarantees will be issued pursuant to a Fiscal and Paying Agency Agreement (the "*2008 Fiscal and Paying Agency Agreement*") to be dated as of August 13, 2003, among the Issuer, SABMiller plc (the "*Parent Guarantor*"), SABMiller Finance B.V. (the "*Finance Guarantor*"), JPMorgan Chase Bank, as Fiscal Agent, Principal Paying Agent, Registrar and Transfer Agent, and JPMorgan Chase Bank as London Paying Agent and Transfer Agent, the 2013 Notes and the 2013 Guarantees will be issued pursuant to a Fiscal and Paying Agency Agreement (the "*2013 Fiscal and Paying Agency Agreement*" and, together with the 2008 Fiscal and Paying Agency Agreement the "*Fiscal and Paying Agency Agreements*" or individually the "*Fiscal and Paying Agency Agreement*") to be dated as of August 13, 2003, among the Issuer, the Parent Guarantor, the Finance Guarantor, and JPMorgan Chase Bank.

References to the "*Notes*" are to the 2008 Notes and the 2013 Notes, collectively (and, in each case, include the relevant Guarantees) and references to the "*Guarantees*" are to the 2008 Parent Guarantee, the 2008 Finance Guarantee, the 2013 Parent Guarantee, and the 2013 Finance Guarantee, collectively. References to the "*Parent Guarantees*" are to the 2008 Parent Guarantee and the 2013 Parent Guarantee, collectively and references to the "*Finance Guarantees*" are to the 2008 Finance Guarantee and the 2013 Finance Guarantee, collectively. References to the Fiscal Agent, Principal Paying Agent, Registrar, Transfer Agent or the London Paying Agent and Transfer Agent include any successor fiscal agent and any successor or additional principal paying agents, registrars, transfer agents or London paying agents and transfer agents appointed from time to time in connection with the Notes. References to the "*Agents*" are to the Fiscal Agent, the Principal Paying Agent, the Registrar, the Transfer Agent and the London Paying Agent and Transfer Agent, collectively.

Barclays Capital Inc. ("*Barclays*"), Citigroup Global Markets Inc. ("*Citigroup*"), and J.P. Morgan Securities Inc. ("*JPMorgan*") (and any other Managers through their respective US broker dealer affiliates) propose to resell the Rule 144A Global Notes in registered form to certain institutions in the United States in reliance upon Rule 144A. The Rule 144A Global Notes may not be sold or otherwise transferred except pursuant to registration under the Securities Act or in accordance with Rule 144A or Rule 904 of Regulation S thereunder or in a resale transaction that is otherwise exempt from such registration requirements, and will bear a legend to this effect. In light of

current US securities laws, subject to certain exceptions, an exemption should be available for a Rule 144A Global Note after its Specified Date. The "*Specified Date*" means, with respect to any Rule 144A Global Note, the date which is two years (or such other period as shall constitute the required holding period pursuant to Rule 144(k) of the Securities Act) after the later of (a) the original issue date of such Rule 144A Global Note and (b) the last date on which the Issuer, the Parent Guarantor or the Finance Guarantor or any affiliate of the Issuer, the Parent Guarantor or the Finance Guarantor was the beneficial owner of such Rule 144A Global Note, in each case demonstrated to the reasonable satisfaction of the Issuer, the Parent Guarantor or the Finance Guarantor (which may require delivery of legal opinions). Unless a holder of a Rule 144A Global Note holds such Rule 144A Global Note for a period of two years (or such other period as shall constitute the required holding period pursuant to Rule 144(k) of the Securities Act), such holder may not be able to determine the Specified Date because such holder may not be able to determine the last date on which the Issuer, the Parent Guarantor or the Finance Guarantor or any affiliate of the Issuer, the Parent Guarantor or the Finance Guarantor was the beneficial owner of such holder's Rule 144A Global Note. The Agents will not be required to accept for registration or transfer any Rule 144A Global Notes, except upon presentation of satisfactory evidence (which may include legal opinions) that the restrictions on transfer have been complied with, all in accordance with such reasonable regulations as the Issuer, the Parent Guarantor and the Finance Guarantor may from time to time agree with such Agents.

For so long as any Notes remain Outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, each of the Issuer and the Parent Guarantor will, during any period in which the Parent Guarantor is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, make available to any registered holder of Notes (or any beneficial owner of a book-entry interest in such Notes designated by the registered holder thereof) and to any prospective purchaser of Notes or a book-entry interest in Notes designated by such registered holder, in each case upon request of such registered holder, beneficial owner or prospective purchaser, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act. As at the date of this Offering Memorandum, the Parent Guarantor is exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act.

The Regulation S Global Notes will be resold outside the United States in offshore transactions in reliance on Regulation S.

Principal, Maturity and Interest

The Notes will be unsecured and unsubordinated obligations of the Issuer and will be unconditionally guaranteed on a senior, unsecured and joint and several basis by the Parent Guarantor and the Finance Guarantor. The 2008 Notes and the 2013 Notes are initially issuable in aggregate principal amounts not to exceed $600,000,000 and $1,100,000,000, respectively, and will mature on August 15, 2008 and August 15, 2013, respectively. The 2008 Notes and the 2013 Notes will bear interest at 4.25% per annum and at 5.50% per annum, respectively, from the date of the initial issuance of such Notes or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually in arrear on February 15 and August 15, commencing February 15, 2004 to the person in whose name any 2008 Note or 2013 Note, as applicable, is registered at the close of business on the August 1 or February 1 (whether or not a business day) immediately preceding such Interest Payment Date (each, a "record date"), notwithstanding any transfer or exchange of such Notes subsequent to the record date and prior to such Interest Payment Date, except that, if

and to the extent the Issuer shall default in the payment of the interest due on such Interest Payment Date and the applicable grace period shall have expired, such defaulted interest may at the option of the Issuer be paid to the persons in whose names Notes are registered at the close of business on a subsequent record date (which shall not be less than five days which are business days in New York prior to the date of payment of such defaulted interest) established by notice given as provided in the Notes by or on behalf of the Issuer to the Holders (which term means registered holders) of the 2008 Notes or the 2013 Note, as applicable, not less than 15 days preceding such subsequent record date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months and in the case of an incomplete month, the number of days elapsed. If the date on which any interest payment or principal payment is to be made is not a business day in New York City, London, England, or the place of payment of such interest or principal, such payment will be made on the next day which is a business day in New York City, London, England and the place of payment of such interest or principal without any further interest or other amounts being paid or payable in connection therewith.

The Issuer may from time to time without the consent of the Holders of the Notes issue further securities having identical terms and conditions as the 2008 Notes or the 2013 Notes, as the case may be, in all respects or in all respects except for the first payment of interest on such further securities so that any further issue is consolidated and forms a single series of securities with the 2008 Notes or the 2013 Notes,as the case may be.

Status of the Notes and the Guarantees

The Notes will be unsecured and unsubordinated obligations of the Issuer. The Parent Guarantor and the Finance Guarantor will unconditionally guarantee, on a senior, unsecured and joint and several basis, the due and punctual payment (and not collectibility) of the principal of and interest on the Notes (and the payment of additional amounts described under "*Payment of Additional Amounts*") when and as the same shall become due and payable, whether at stated maturity, by declaration of acceleration, call for redemption or otherwise. The obligations of the Finance Guarantor are limited to the maximum amount which will result in its obligations under the Finance Guarantees not constituting a fraudulent conveyance or fraudulent transfer under applicable law. The applicable Parent Guarantees and the applicable Finance Guarantees will be unsecured and unsubordinated obligations of the Parent Guarantor and the Finance Guarantor, respectively, and will rank *pari passu* in right of payment with other unsecured and unsubordinated indebtedness of the Parent Guarantor and the Finance Guarantor, respectively.

All payments by the Issuer of principal and interest in respect of the Notes will be made without withholding or deduction for or on account of any present or future tax, levy, impost or other governmental charge whatsoever imposed, assessed, levied or collected by or for the account of the United States or any political subdivision thereof or any authority thereof having the power to tax, unless such withholding or deduction is required by law. See "*Taxation—Certain United States Federal Income Tax Considerations*".

Payment of Additional Amounts

The Parent Guarantor or the Finance Guarantor (pursuant to the terms of the applicable Parent Guarantee or the Finance Guarantee), will pay, in respect of any payment pursuant to the applicable Parent Guarantee or Finance Guarantee, as the case may be, to a Holder or beneficial owner thereof that, in the case of payment by the Parent Guarantor, is not a resident

of the jurisdiction of incorporation of the Parent Guarantor or any successor entity, or any political subdivision or taxing authority thereof or therein (the "*Parent Guarantor Jurisdiction*") for purposes of taxation and, in the case of payment by the Finance Guarantor, is not a resident of the jurisdiction of incorporation of the Finance Guarantor or any successor entity, or any political subdivision or taxing authority thereof or therein (the "*Finance Guarantor Jurisdiction*") for purposes of taxation, such additional amounts ("*Additional Amounts*") as may be necessary so that the net amount received by such Holder, after deduction or withholding for any and all present and future taxes, levies, imposts or other governmental charges ("*Taxes*") whatsoever imposed, assessed, levied or collected by or for the account of or as a result of such payment by the Parent Guarantor Jurisdiction or the Finance Guarantor Jurisdiction, as the case may be, will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; *provided, however*, that neither the Parent Guarantor nor the Finance Guarantor shall be required to pay any Additional Amounts for or on account of:

(i) Any present or future Tax that would not have been so imposed, assessed, levied or collected but for the fact that the Holder of the applicable Parent Guarantee or Finance Guarantee (or a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) is or has been a domiciliary, national or resident of, or engaging or having been engaged in a trade or business or maintaining or having maintained a permanent establishment or being or having been physically present in, the Parent Guarantor Jurisdiction or the Finance Guarantor Jurisdiction, as the case may be, or otherwise having or having had some connection with the Parent Guarantor Jurisdiction or the Finance Guarantor Jurisdiction, as the case may be, other than the mere holding or ownership of, or the collection of principal of, and interest on, a Note or the enforcement of, an applicable Parent Guarantee or Finance Guarantee;

(ii) Any present or future Tax that would not have been so imposed, assessed, levied or collected but for the fact that, where presentation is required in order to receive payment, the applicable Parent Guarantee or Finance Guarantee was presented more than 30 days after the date on which such payment became due and payable or was provided for, whichever is later;

(iii) Any estate, inheritance, gift, transfer, personal property or similar Tax;

(iv) Any present or future Tax that is payable otherwise than by deduction or withholding from payments on or in respect of the applicable Parent Guarantee or Finance Guarantee;

(v) Any present or future ax that would not have been so imposed, assessed, levied or collected but for the failure by the Holder or the beneficial owner of the applicable Parent Guarantee or Finance Guarantee to comply, (following a written request addressed to the Holders), with any certification, identification or other reporting requirements concerning the nationality, residence or identity of such Holder (or beneficial owner) or its connection with the Parent Guarantor Jurisdiction or the Finance Guarantor Jurisdiction if compliance is required by statute, regulation or administrative practice of the Parent Guarantor Jurisdiction or the Finance Guarantor Jurisdiction, as the case may be, as a condition to relief or exemption from such Tax;

(vi) Any withholding or deduction imposed on a payment to an individual that is required to be made pursuant to the European Union Directive on the taxation of savings which was adopted on June 3, 2003 and which implements the conclusions of the ECOFIN Council

meeting of November 26-27, 2000, or any law implementing or complying with, or introduced in order to conform to, such Directive;

(vii) Any withholding or deduction that is imposed on the applicable Parent Guarantee or Finance Guarantee that is presented for payment, where presentation is required, by or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Parent Guarantee or Finance Guarantee to another paying agent; or

(viii) Any combination of the Taxes described in (i) through (vii) above,

nor will Additional Amounts be paid in respect of any payment in respect of the applicable Parent Guarantee or Finance Guarantee to any Holder or beneficial owner of the applicable Parent Guarantee or Finance Guarantee that is a fiduciary or partnership or any person other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Parent Guarantor Jurisdiction or the Finance Guarantor Jurisdiction, as the case may be, to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner that would not have been entitled to such amounts had such beneficiary, settlor, member or beneficial owner been the Holder of such Parent Guarantee or Finance Guarantee.

Redemption

Optional Redemption

The Issuer may redeem the Notes in whole or in part, at the Issuer's option, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) as determined by the Independent Investment Banker, the sum of the present values of the applicable Remaining Scheduled Payments discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months or in the case of an incomplete month, the number of days elapsed) at the Treasury Rate plus 20 basis points, with respect to the 2008 Notes, and the Treasury Rate plus 25 basis points, with respect to the 2013 Notes, together with, in each case, accrued and unpaid interest on the principal amount of the Notes to be redeemed to the Redemption Date. In connection with such optional redemption the following defined terms apply:

- "*Treasury Rate*" means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that Redemption Date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.
- "*Comparable Treasury Issue*" means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.
- "*Comparable Treasury Price*" means, with respect to any Redemption Date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that Redemption Date, as set forth in the daily statistical release designated H.15 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m.

Quotations for US Government Notes" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations or (B) if the Independent Investment Banker for the applicable Notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

- "*Independent Investment Banker*" means one of the Reference Treasury Dealers appointed by the Issuer to act as the "Independent Investment Banker".
- "*Reference Treasury Dealer*" means each of Barclays Capital Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. and their respective successors and two other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by the Issuer; *provided, however,* that if any of the foregoing shall cease to be a primary US Government securities dealer in New York City (a "*Primary Treasury Dealer*"), the Issuer shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.
- "*Reference Treasury Dealer Quotation*" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that Redemption Date.
- "*Remaining Scheduled Payments*" means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related Redemption Date but for such redemption; *provided, however*, that if that Redemption Date is not an interest payment date with respect to such Notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that Redemption Date.

Notice of any redemption will be given in accordance with "*Notice*" below at least 30 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed. On and after any Redemption Date, interest will cease to accrue on the Notes or any portion thereof called for redemption.

Upon presentation of any Note redeemed in part only, the Issuer will execute and the Fiscal Agent will authenticate and deliver to or on the order of the Holder thereof, at the expense of the Issuer, a new Note or Notes, of authorized denominations, in principal amount equal to the unredeemed portion of the Note so presented.

On or before any Redemption Date, the Issuer shall deposit with the Fiscal Agent money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Fiscal Agent by such method as the Fiscal Agent shall deem fair and appropriate. The redemption price shall be calculated by the Independent Investment Banker and the Issuer, and the Fiscal Agent shall be entitled to rely on such calculation.

Maturity

Unless previously purchased or redeemed by the Issuer, the Parent Guarantor or the Finance Guarantor or any of their Subsidiaries, the principal amount of the 2008 Notes and the 2013

Notes will mature and become due and payable on August 15, 2008 and August 15, 2013 respectively, in each case with accrued and unpaid interest to such date.

Reacquisition

There is no restriction on the ability of the Issuer, the Parent Guarantor or the Finance Guarantor or any of their Subsidiaries to purchase or repurchase Notes.

Redemption for Tax Reasons

The Notes are also redeemable by the Issuer, in whole but not in part, in an amount equal to their respective principal amounts with accrued and unpaid interest to the applicable Redemption Date without reduction for any applicable withholding taxes imposed by the Parent Guarantor Jurisdiction or Finance Guarantor Jurisdiction, at the Issuer's option at any time prior to their maturity if due to a Change in Tax Law (as defined below) (i) the Parent Guarantor or the Finance Guarantor, in accordance with the terms of the applicable Parent Guarantee or the applicable Finance Guarantee, respectively, has, or would, become obligated to pay to the Holder or beneficial owner of any applicable Note any Additional Amounts; (ii) either (A) the Parent Guarantor or the Finance Guarantor, as the case may be, would be unable, for reasons outside its control, to procure payment by the Issuer or (B) the procuring of such payment by the Issuer would be subject to withholding taxes imposed by the Parent Guarantor Jurisdiction or the Finance Guarantor Jurisdiction, as the case may be; and (iii) such obligation otherwise cannot be avoided by the Parent Guarantor, the Finance Guarantor, or the Issuer taking reasonable measures available to it. In such case the Issuer may redeem the Notes as a whole but not in part, upon not less than 30 nor more than 60 days' notice as provided in "Notice" below, in an amount equal to their respective principal amounts with accrued and unpaid interest to the Redemption Date without reduction for any applicable withholding taxes imposed by the Parent Guarantor Jurisdiction or the Finance Guarantor Jurisdiction; *provided* that, (a) no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Parent Guarantor or the Finance Guarantor would be obligated to pay any such Additional Amounts were a payment in respect of the applicable Notes under the Parent Guarantee or the Finance Guarantee, as applicable, then due and (b) at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. The Issuer's right to redeem the Notes shall continue as long as the Parent Guarantor or the Finance Guarantor, as the case may be, is obligated to pay such Additional Amounts, notwithstanding that the Parent Guarantor or the Finance Guarantor shall have made payments of Additional Amounts. Prior to the giving of any such notice of redemption, the Issuer must deliver to the Fiscal Agent (1) a certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and (2) an opinion of independent counsel of recognized standing selected by the Issuer, the Parent Guarantor or the Finance Guarantor, as applicable, to the effect that the Parent Guarantor or the Finance Guarantor has, or would, become obligated to pay such Additional Amounts as a result of such change or amendment.

For purposes hereof, "Change in Tax Law" shall mean (i) any changes in, or amendment to, any law of the Parent Guarantor Jurisdiction or the Finance Guarantor Jurisdiction (including any regulations or rulings promulgated thereunder) or any amendment to or change in the application or official interpretation (including judicial or administrative interpretation) of such law, which change or amendment becomes effective on or after August 7, 2003 or (ii) if the Parent Guarantor or the Finance Guarantor consolidates or merges with, or transfers or leases its assets substantially as an entirety to, any Person that is incorporated or tax resident under the

laws of any jurisdiction other than the Parent Guarantor Jurisdiction or the Finance Guarantor Jurisdiction, respectively, and as a consequence thereof such Person becomes the successor obligor to the Parent Guarantor or Finance Guarantor in respect of Additional Amounts that may become payable (in which case, for purposes of this redemption provision, all references to the Parent Guarantor or the Finance Guarantor hereunder, as applicable, shall be deemed to be and include references to such Person), any change in, or amendment to, any law of the jurisdiction of incorporation of such Person or any successor entity, or any political subdivision or taxing authority thereof or thereon for purposes of taxation (including any regulations or rulings promulgated thereunder) or any amendment to or change in the application or official interpretation (including judicial or administrative interpretation) of such law, which change or amendment becomes effective on or after the date of such consolidation, merger or other transaction.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Notes and the Fiscal and Paying Agency Agreements. Investors should refer to the Notes and the Fiscal and Paying Agency Agreements for the full definition of all defined terms.

"Attributable Value" means, as to any particular lease under which any Person is at any time liable, and at any date as of which the amount of the payment is to be determined, the total net amount of rent required to be paid by that Person under the lease during the remaining term of the lease (excluding any subsequent renewal or other extension option held by the lessee, but, in the case of any lease which is terminable by the lessee upon the payment of a penalty, the amount of such penalty), discounted from the respective due dates to the date of determination at a rate equivalent to the rate used for the purposes of financial reporting in accordance with generally accepted accounting principles and practices applicable to the type of business in which such Person is engaged (as determined in good faith by the principal accounting officer of such Person). The net amount of rent required to be paid under the lease for any period will be the aggregate amount of rent payable by the lessee with respect to that period, excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, utility, operating and labor costs and similar charges and as reduced by the present value of the rent, if any (determined on the foregoing basis), that any sublessee is required to pay for all or part of the leased property for the relevant period.

"Consolidated Net Tangible Assets of the Parent Guarantor" means the total amount of assets of the Parent Guarantor on a consolidated basis, including deferred pension costs included within total assets, and deferred tax assets, after deducting therefrom:

(1) all current liabilities (excluding any indebtedness or obligations under capital leases classified as a current liability);

(2) all goodwill, tradenames, trademarks, patents, unamortized debt discount and financing costs and all similar intangible assets; and

(3) appropriate adjustments on account of minority interests of other Persons holding stock in any Subsidiary of the Parent Guarantor,

all as set forth in the most recent consolidated balance sheet of the Parent Guarantor and its Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with UK GAAP.

"Lien" means any mortgage or deed of trust, pledge, lien, charge, encumbrance or other security interest.

"*Permitted Liens*" of any Person at any particular time means:

(1) Liens existing on the date of issue of the Notes;

(2) Liens arising by operation of law or incidental to the conduct of the business of that Person or any Subsidiary of that Person or the ownership of their property or assets, that do not materially impair the usefulness or marketability of those property or assets to that Person;

(3) Liens securing taxes, assessments, governmental charges, levies or claims, which are not yet delinquent or which are being contested in good faith by appropriate proceedings, if adequate reserves or provisions, if any, as shall be required in conformity with applicable generally accepted accounting principles shall have been established or made;

(4) Liens in favor of the Issuer, the Parent Guarantor or the Finance Guarantor or Liens in favor of a Restricted Subsidiary securing debt owed by another Restricted Subsidiary (other than the Issuer or the Finance Guarantor) to such Restricted Subsidiary;

(5) Purchase Money Mortgages;

(6) Liens on property or assets or shares or stock or other equity equivalents existing at the time the property or assets or shares or stock or other equity equivalents were acquired by that Person; *provided* that those Liens were not incurred or increased in anticipation of the acquisition;

(7) Liens on property or assets or shares or stock or other equity equivalents of a corporation or other legal entity existing at the time that corporation or other legal entity becomes a Subsidiary of that Person, or is liquidated or merged into, or amalgamated or consolidated with, that Person or a Subsidiary of that Person or at the time of the sale, lease or other disposition to that Person or a Subsidiary of that Person of all or substantially all of the properties and assets of a corporation or other legal entity;

(8) Any Lien created by or relating to legal proceedings so long as that Lien is discharged, vacated or bonded within 90 days of attachment;

(9) Liens on any Principal Property subject to Sale and Leaseback Transactions not otherwise prohibited by the Notes;

(10) Liens in favor of a governmental entity or holders of securities issued by a governmental entity pursuant to any contract or statute, including (but not limited to) Liens securing or relating to industrial revenue, pollution control or other tax exempt bonds;

(11) Liens required in connection with state or local governmental programs which provide financial tax benefits, as long as substantially all of the obligations secured are in lieu of or reduce an obligation that would have been secured by a Lien otherwise permitted hereunder; and

(12) Any renewal, refunding or extension of any Lien referred to in the foregoing clauses (1) through (11); *provided* that the principal amount of indebtedness secured by that Lien after the renewal, refunding or extension is not increased and the Lien is limited to the property or assets originally subject to the Lien and any improvements on the property or assets.

"*Principal Property*" means any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof that (i) is owned by the Parent Guarantor or a Subsidiary of the Parent Guarantor, (ii) has a gross book value (without deduction of any applicable depreciation reserves) on a date as of which the determination is being made of more than 2% of the Consolidated Net Tangible Assets of the Parent Guarantor and (iii) has not been determined in good faith by the Board of Directors of the Parent Guarantor not to be materially important to the total business conducted by the Parent Guarantor and its Subsidiaries, taken as a whole.

"Purchase Money Mortgage" of any Person means any Lien created upon any property or assets of the Person or any shares or stock of a Restricted Subsidiary to secure or securing the whole or any part of the purchase price of the property or assets or shares or stock or the whole or any part of the cost of constructing or installing fixed improvements on that property or assets or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost or any vendor's privilege or Lien on that property or assets or shares or stock securing all or any part of the purchase price or cost including title retention agreements and leases in the nature of title retention agreements when recourse is limited solely to such Lien.

"Restricted Subsidiary" means (i) the Issuer, (ii) the Finance Guarantor and (iii) any Subsidiary of the Parent Guarantor which owns a Principal Property.

"Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which that lender or investor is a party providing for the leasing by that Person of any property or asset of that Person which has been or is being sold or transferred by the Person more than 12 months after the acquisition of that property or asset or the completion of construction or commencement of operation thereof to that lender or investor or to any Person to whom funds have been or are to be advanced by that lender or investor on the security of that property or asset. The stated maturity of this type of arrangement shall be the date of the last payment of rent or any other amount due under the arrangement prior to the first date on which the arrangement may be terminated by the lessee without payment of a penalty.

"Subsidiary" of any Person means any corporation, partnership or other business entity of which more than 50% of the outstanding shares or other equity interests (as the case may be) carrying the right to vote in the election of directors, managers or trustees (without regard to the occurrence of any contingency), as the case may be, are directly or indirectly, owned by that Person or by one or more Subsidiaries of that Person.

Covenants of the Issuer, the Parent Guarantor and the Finance Guarantor

Limitation on Liens

So long as any Notes are outstanding, the Parent Guarantor will not, and will not permit any Subsidiary to, create, incur or assume any Lien on any Principal Property or upon any shares or stock of any Restricted Subsidiary securing any indebtedness for borrowed money (*"Debt"*) or interest on any Debt (or any liability of the Parent Guarantor or any of its Subsidiaries under any guarantee or endorsement or other instrument under which the Parent Guarantor or any of its Subsidiaries is contingently liable, either directly or indirectly, for Debt or interest on Debt), other than Permitted Liens, without also at the same time or prior to that time securing, or causing such Subsidiary to secure, the applicable Notes so that such Notes are secured equally and ratably with or prior to the other Debt or liability, except that the Parent Guarantor and any Subsidiary may incur a Lien on any Principal Property to secure Debt or interest on any Debt (or any such liability) or enter into a Sale and Leaseback Transaction on any Principal Property without securing the applicable Notes if the sum of:

- The amount of Debt outstanding at the time secured by Liens on any Principal Property or upon any shares or stock of any Restricted Subsidiary created, incurred or assumed after the date of the applicable Notes and otherwise prohibited by the applicable Notes; and
- The Attributable Value at the time of all Sale and Leaseback Transactions on any Principal Property entered into after the date of the applicable Notes and otherwise prohibited by the applicable Notes

does not exceed the greater of $200 million or 10% of the Consolidated Net Tangible Assets of the Parent Guarantor.

Limitation on Sale and Leaseback Transactions

So long as any Notes are outstanding, the Parent Guarantor will not, and the Parent Guarantor will not permit any Subsidiary to, enter into any Sale and Leaseback Transaction of any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any transaction between the Parent Guarantor and any of its Subsidiaries or between Subsidiaries of the Parent Guarantor, unless:

- The Parent Guarantor or the Subsidiary, as the case may be, would be entitled under the covenant described above under "*Limitation on Liens*", to enter into a Sale and Leaseback Transaction of such Principal Property or to incur Debt secured by a Lien on such Principal Property without securing the applicable Notes; or
- The Parent Guarantor or the Subsidiary, as the case may be, applies, within 120 days after the effective date of any arrangement, an amount equal to the Attributable Value of such Sale and Leaseback Transaction to either (or a combination of) (i) the prepayment, repayment, redemption, reduction or retirement of indebtedness which matures more than 12 months after the date of the creation of the indebtedness or (ii) expenditures for the acquisition, construction, improvement, development or expansion of any Principal Property.

Limitation on Mergers and Consolidations

So long as any Notes are outstanding, none of the Issuer, the Parent Guarantor or the Finance Guarantor may consolidate with or merge into any other Person or sell, convey, transfer or lease its properties and assets as an entirety or substantially as an entirety to any Person (other than any sale or conveyance by way of a temporary lease in the ordinary course of business), unless (i) in the case of the Issuer, any successor Person assumes the Issuer's obligations on the applicable Notes and under the applicable Fiscal and Paying Agency Agreements and, in the case of the Parent Guarantor, any successor Person assumes the Parent Guarantor's obligations on the applicable Parent Guarantee and under the applicable Fiscal and Paying Agency Agreements and, in the case of the Finance Guarantor, any successor Person assumes the Finance Guarantor's obligations on the applicable Finance Guarantee and under the applicable Fiscal and Paying Agent Agreements, (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) in the case of the Issuer, such successor Person is organized under the laws of the United States, any State thereof or the District of Columbia, and in the case of either the Parent Guarantor or the Finance Guarantor, such successor Person is organized under the laws of the United States, the United Kingdom or any other country that is a member of the Organization for Economic Cooperation and Development as of the date of such succession, (iv) such successor Person agrees to pay any Additional Amounts imposed by the jurisdiction in which such successor Person is incorporated and resulting therefrom or otherwise and (v) if as a result of such consolidation or merger or such sale, conveyance, transfer or lease, properties or assets of the Issuer, the Parent Guarantor or the Finance Guarantor would become subject to a Lien which would not be permitted by the applicable Notes or under the applicable Fiscal and Paying Agency Agreements, the Issuer, the Parent Guarantor, the Finance Guarantor or such successor Person, as the case may be, shall take such steps as shall be necessary effectively to secure the applicable Notes equally and ratably with (or prior to) all indebtedness secured thereby.

The Notes will not contain covenants or other provisions to afford protection to Holders of the Notes in the event of a highly leveraged transaction or a change in control of the Issuer, the Parent Guarantor or the Finance Guarantor except as provided above.

Upon certain mergers or consolidations involving the Issuer, the Parent Guarantor or the Finance Guarantor, or upon certain sales or conveyances of the respective properties of the Issuer, the Parent Guarantor or the Finance Guarantor as an entirety or substantially as an entirety, the obligations of the Issuer, the Parent Guarantor or the Finance Guarantor, as the case may be, under the applicable Notes, the applicable Parent Guarantee or the applicable Finance Guarantee, as the case may be, shall be assumed by the Person formed by such merger or consolidation or which shall have acquired such property and upon such assumptions such Person shall succeed to and be substituted for the Issuer, the Parent Guarantor or the Finance Guarantor, as the case may be, and then the Issuer, the Parent Guarantor or the Finance Guarantor, as the case may be, will be relieved from all obligations under the applicable Notes, the applicable Parent Guarantee and the applicable Finance Guarantee, as the case may be. The terms "*Issuer*", "*Parent Guarantor*" and "*Finance Guarantor*", as used in the Notes and the Fiscal and Paying Agency Agreements, also refer to any such successors or assigns so substituted.

The Parent Guarantor may directly assume the obligations of the Issuer under the Notes and upon such assumption succeed to and be substituted for the Issuer thereunder. In the event of any assumption, the Parent Guarantor will pay all amounts of principal and interest without deduction or withholding for any and all present and future taxes, levies, imposts and other governmental charges whatsoever imposed by or for the account of the Parent Guarantor Jurisdiction or, if such deduction or withholding is required, the Parent Guarantor will pay any Additional Amounts in the same manner and subject to the same exceptions described under "*Payment of Additional Amounts*" above.

If the Parent Guarantor assumes the obligations of the Issuer under the Notes, such assumption may constitute a deemed sale or exchange of the applicable Notes for US federal income tax purposes. As a result, the holder of an applicable Note may recognize taxable gain or loss and may be required to include in taxable income different amounts during the remaining term of such applicable Note than would have been included absent such assumption. If such assumption occurs, Holders should consult their tax advisors regarding the tax consequences.

Events of Default

The following will be Events of Default (each an "*Event of Default*") with respect to the applicable Notes:

(i) default in the payment of any installment of interest (excluding Additional Amounts) upon the applicable Notes as and when the same shall become due and payable, and continuance of such default for 10 business days; or

(ii) default in the payment of the applicable Additional Amounts as and when the same shall become due and payable, and continuance of such default for a period of 10 business days; or

(iii) default in the payment of all or any part of the principal of the applicable Notes as and when the same shall become due and payable either at maturity, upon any redemption, by declaration or otherwise and continuance of such default for two business days; or

(iv) default in the performance or breach of any covenant or warranty of the Issuer, the Parent Guarantor or the Finance Guarantor in respect of the applicable Notes or applicable Fiscal and Paying Agency Agreement (other than those described in paragraphs (i), (ii) and (iii) above), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Issuer, the Parent Guarantor, the Finance Guarantor and the Fiscal Agent by the Holders of at least 25% in principal amount of the outstanding Notes affected thereby, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "*Notice of Default*" under the applicable Notes; or

(v) any present or future indebtedness of the Issuer, the Parent Guarantor, the Finance Guarantor or any Principal Subsidiary, other than the applicable Notes, having a then outstanding principal amount in excess of $20,000,000 is accelerated by any holder or holders thereof or any trustee or agent acting on behalf of such holder or holders in accordance with any agreement or instrument evidencing such indebtedness; or

(vi) a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any part of the property, assets or revenues of the Issuer, the Parent Guarantor, the Finance Guarantor or any Principal Subsidiary exceeding $50,000,000 following upon a decree or judgment of a court of competent jurisdiction and is not discharged or stayed within 90 days; or

(vii) the Issuer, the Parent Guarantor, the Finance Guarantor or any Principal Subsidiary admits in writing that it is unable to pay its debts generally; or a resolution is passed by the Board of Directors of the Issuer, the Parent Guarantor or the Finance Guarantor to be wound up or dissolved; or

(viii) certain events in bankruptcy, insolvency or reorganization involving the Issuer, the Parent Guarantor, the Finance Guarantor or any Principal Subsidiary; or

(ix) the Parent Guarantor ceases to own, directly or indirectly, a majority by vote of the Issuer's share capital.

The following terms will be defined under the Notes to mean:

"*Consolidated Subsidiary*" means, in relation to a company, a Subsidiary of that company or any other Person whose affairs are required to be consolidated in the audited consolidated accounts of that company; and

"*Principal Subsidiary*" means, at any relevant time, a Consolidated Subsidiary of the Parent Guarantor whose gross assets (consolidated if such Consolidated Subsidiary itself has Consolidated Subsidiaries) attributable to the Parent Guarantor are not less than 10% of the consolidated gross assets of the Parent Guarantor and all of its Consolidated Subsidiaries taken as a whole (attributable to the shareholders of the Parent Guarantor) as at the date of the most recent published consolidated audited balance sheet of the Parent Guarantor and all of its Consolidated Subsidiaries; *provided* that, if a Principal Subsidiary shall, since the date of the most recent published consolidated audited balance sheet of the Parent Guarantor and all of its Consolidated Subsidiaries (a) have ceased to be a Consolidated Subsidiary of the Parent Guarantor (if such Principal Subsidiary was, at such date, a Consolidated Subsidiary of the Parent Guarantor) or (b) have transferred all or substantially all of its business or assets to one or more other Consolidated Subsidiaries of the Parent Guarantor, it shall cease to be a Principal Subsidiary, all as more particularly defined under the Notes.

If an Event of Default occurs and is continuing, then and in each and every such case (other than certain Events of Default specified in paragraph (viii) above with respect to the Issuer, the Parent

Guarantor or the Finance Guarantor), unless the principal of all the applicable Notes shall have already become due and payable, the Holders of not less than 25% in aggregate principal amount of the applicable Notes then outstanding, by notice in writing to the Issuer, the Parent Guarantor, the Finance Guarantor and the Fiscal Agent, may declare the entire principal amount of all Notes issued pursuant to the applicable Fiscal and Paying Agency Agreement and interest accrued and unpaid thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If certain Events of Default described in paragraph (viii) above occur with respect to the Issuer, the Parent Guarantor or the Finance Guarantor and are continuing, the principal amount of and accrued and unpaid interest on all the Notes issued pursuant to the applicable Fiscal and Paying Agency Agreement shall become immediately due and payable, without any declaration or other act on the part of any Holder. Under certain circumstances, the Holders of a majority in aggregate principal amount of the applicable Notes then outstanding under the applicable Fiscal and Paying Agency Agreement, by written notice to the Issuer, the Parent Guarantor, the Finance Guarantor and the Fiscal Agent, may waive defaults and rescind and annul declarations of acceleration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impart any right consequent thereon.

Defeasance

The Issuer will have the option either (a) to be deemed (together with the Parent Guarantor and the Finance Guarantor) to have paid and discharged the entire indebtedness represented by, and obligations under, the applicable Notes, the applicable Parent Guarantee and the applicable Finance Guarantee and to have satisfied all the obligations under the applicable Fiscal and Paying Agency Agreement relating to the applicable Notes, the applicable Parent Guarantee and the applicable Finance Guarantee (except for certain obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain paying agencies) on the 91st day after the applicable conditions described below have been satisfied or (b) to cease (together with the Parent Guarantor and the Finance Guarantor) to be under any obligation to comply with the covenants described above under "*Limitation on Liens*" and "*Limitation on Sale and Leaseback Transactions*" and the condition relating to the absence of any events of default under "*Limitation on Mergers and Consolidations*" under the applicable Notes, and non-compliance with such covenants and the occurrence of certain events described above under "*Events of Default*" will not give rise to any Event of Default under the applicable Notes, at any time after the applicable conditions described below have been satisfied.

In order to exercise either defeasance option, the Issuer must (i) deposit with a defeasance agent, irrevocably in trust, money or Government Obligations for the payment of principal of and interest on the outstanding Notes to and including the Redemption Date irrevocably designated by the Issuer on or prior to the date of deposit of such money or Government Obligations and (ii) comply with certain other conditions, including delivering to a defeasance agent either an opinion of US counsel or a ruling received from or published by the United States Internal Revenue Service, to the effect that Holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of the exercise of such option and will be subject to United States federal income tax on the same amount and in the same manner and at the same time as would have been the case if such option had not been exercised and which, in the case of (a) above, is based on a change of law after August 7, 2003.

Modification and Waiver

Without Consent of Noteholders

The Fiscal and Paying Agency Agreements contain provisions for convening meetings of Holders to consider any matters affecting their interests.

The Issuer, the Parent Guarantor, the Finance Guarantor and the Fiscal Agent may, without the consent of the Holders of any of the applicable Notes at any time outstanding, from time to time and at any time, enter into an agreement

- to convey, transfer, assign, mortgage or pledge to the Fiscal Agent as security for the applicable Notes any property or assets;
- to evidence the succession of another Person to the Issuer, the Parent Guarantor or the Finance Guarantor, as the case may be, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Issuer, the Parent Guarantor or the Finance Guarantor, as the case may be, pursuant to the applicable Fiscal and Paying Agency Agreement (or to evidence any assumption by the Parent Guarantor of the Issuer's obligations under the applicable Fiscal and Paying Agency Agreement);
- to evidence and provide for the acceptance of appointment of a successor Fiscal Agent, Principal Paying Agent, Registrar, Transfer Agent or London Paying Agent and Transfer Agent, as the case may be;
- to add to the covenants of the Issuer, the Parent Guarantor and the Finance Guarantor, as the case may be, such further covenants, restrictions, conditions or provisions as the Issuer, the Parent Guarantor and the Finance Guarantor, as the case may be, and the Fiscal Agent shall consider to be for the protection of the Holders of Notes issued pursuant to the applicable Fiscal and Paying Agency Agreement, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in the applicable Notes or Guarantee; *provided* that, in respect of any such additional covenant, restriction, condition or provision, the relevant agreement may provide for a particular period of grace after default (which may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the right of the Holders of a majority in aggregate principal amount of the applicable Notes to waive such an Event of Default;
- to modify the restrictions on, and procedures for, resale and other transfers of the applicable Notes pursuant to law, regulation or practice relating to the resale or transfer of restricted securities generally;
- to cure any ambiguity or to correct or supplement any provision contained in the applicable Notes which may be defective or inconsistent with any other provision contained therein or to make such other provision in regard to matters or questions arising under the applicable Notes as the Issuer, the Parent Guarantor or the Finance Guarantor may deem necessary or desirable and which will not adversely affect the interests of the Holders of the Notes in any material respect; and
- to issue further securities having identical terms and conditions in all respects (or in all respects except for the first payment of interest on such further securities) as the applicable Notes so that the further issue is consolidated and forms a single series with the applicable Notes.

With Consent of Noteholders

The Issuer, the Parent Guarantor, the Finance Guarantor and the Fiscal Agent may, with the consent of the Holders of not less than a majority in aggregate principal amount of the

applicable Notes at the time Outstanding (including consents obtained in connection with a tender offer or exchange offer for the applicable Notes), from time to time and at any time, enter into an agreement to add any provisions to or change in any manner or eliminate any of the provisions of the applicable Notes or the applicable Fiscal and Paying Agency Agreement or to modify in any manner the rights of the Holders of the applicable Notes; *provided* that no such amendment of the applicable Notes or the applicable Fiscal and Paying Agency Agreement may, without the consent of the Holder of each of the applicable Notes so affected:

- change the stated maturity of the principal of or the date for payment of any installment of interest on any applicable Note; or
- reduce the principal amount of or interest on any applicable Note or Additional Amounts payable with respect thereto or reduce the amount payable thereon in the event of redemption or default; or
- change the currency of payment of principal of or interest on any applicable Note or Additional Amounts payable with respect thereto; or
- change the obligation of the Parent Guarantor or the Finance Guarantor, as the case may be, to pay Additional Amounts; or
- impair the right to institute suit for the enforcement of any such payment on or with respect to any applicable Note; or
- reduce the above stated aggregate principal amount of any applicable Note outstanding necessary to modify or amend any Fiscal and Paying Agency Agreement or the applicable Conditions of any applicable Notes or to waive any future compliance or past default or reduce the quorum requirements or the percentage of aggregate principal amount of any applicable Notes outstanding required for the adoption of any action at a meeting of holders of such Notes or reduce the percentage of the aggregate principal amount of such Notes outstanding necessary to rescind or annul any declaration of the principal of and all accrued and unpaid interest on any applicable Notes to be due and payable;

provided that no consent of any Holder of any applicable Note shall be necessary to permit the Fiscal Agent, the Issuer, the Parent Guarantor and the Finance Guarantor to execute a supplemental Fiscal and Paying Agency Agreement described under "*Modification and Waiver—Without Consent of Holders*" above.

Any modifications, amendments or waivers to any applicable Fiscal and Paying Agency Agreement or to the Conditions will be conclusive and binding on all Holders of the applicable Notes, whether or not they have consented to such action or were present at the meeting at which such action was taken, and on all future holders of the applicable Notes, whether or not notation of such modifications, amendments or waivers is made upon such Notes. Any instrument given by or on behalf of any Holder of such a Note in connection with any consent to any such modification, amendment or waiver will be irrevocable once given and will be conclusive and binding on all subsequent registered holders of such Note.

Prescription

Under New York's statute of limitations, any legal action upon the Notes in respect of interest or principal must be commenced within six years after the payment thereof is due. Thereafter the Notes will become generally unenforceable.

Notice

So long as the Notes are listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange's market for listed securities, notices to Holders of Notes will be given by publication in a leading daily newspaper in English of general circulation in London, England (which is expected initially to be the *Financial Times*). Notices to Holders of Notes will also be given by first-class mail postage prepaid to the last addresses of such Holders as they appear in the Notes register. Such notices will be deemed to have been given on the date of such publication or mailing.

Listing

The Issuer has applied to list the Notes on the Official List of the UK Listing Authority and for the admission of the Notes to trading on the London Stock Exchange's market for listed securities. The Issuer, the Parent Guarantor and the Finance Guarantor have agreed to use their reasonable best efforts to maintain any such listing and admission to trading of the Notes for so long as any of the Notes remain outstanding.

Consent to Service

Each of the Issuer, the Parent Guarantor and the Finance Guarantor will initially designate CT Corporation Services as its authorized agent for service of process in any legal suit, action or proceeding arising out of or relating to the performance of its obligations under the Notes, the Parent Guarantees or the Finance Guarantees brought in any state or federal court in the Borough of Manhattan, the City of New York, and will irrevocably submit (but for those purposes only) to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding.

Governing Law

The Notes, the Parent Guarantees, the Finance Guarantees and the Fiscal and Paying Agency Agreements shall be governed by and construed in accordance with the laws of the State of New York.

Regarding the Paying Agents, Registrar and Transfer Agent

In acting under the Fiscal and Paying Agency Agreements and in connection with the Notes, the Parent Guarantees and the Finance Guarantees, the Principal Paying Agent, the Registrar, the Transfer Agent and the London Paying Agent and Transfer Agent are acting solely as agents of the Issuer, the Parent Guarantor and the Finance Guarantor and do not assume any obligation towards or relationship of agency or trust for or with the owners or Holders of the Notes, except that any funds held by any Principal Paying Agent, Registrar or London Paying Agent and Transfer Agent for payment of principal of or interest on the Notes, the Parent Guarantees or the Finance Guarantees or Additional Amounts with respect thereto shall be held in trust by it for such owners and such Holders and applied as set forth in the Notes, the Parent Guarantees and the Finance Guarantees, but need not be segregated from other funds held by it except as required by law. For a description of the duties and immunities and rights of the Principal Paying Agent, Registrar, Transfer Agent and London Paying Agent and Transfer Agent under the Fiscal and Paying Agency Agreements, reference is made to the Fiscal and Paying Agency Agreements, and the obligations of the Principal Paying Agent, Registrar, Transfer Agent and London Paying Agent and Transfer Agent to the Holder of any Note are subject to such immunities and rights.

Book-Entry, Delivery and Form

General

The Notes that are initially offered and sold in the United States to QIBs will be represented by beneficial interests in two or more Rule 144A Global Notes in registered form without interest coupons, which will be deposited on or about the Closing Date with the Custodian and registered in the name of Cede & Co. as nominee of DTC.

The Notes that are offered and sold in reliance on Regulation S will be represented by beneficial interests in two or more Regulation S Global Notes in registered form without interest coupons, which will be deposited on or about the Closing Date with the Custodian, and registered in the name of Cede & Co., as nominee of DTC. Investors may hold their interests in the Global Notes directly through DTC if they are participants in, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream, Luxembourg will hold interests in the Regulation S Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries, which are participants in DTC.

So long as DTC or its nominee is the registered holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the applicable Notes represented by the applicable Global Note for all purposes under the applicable Fiscal and Paying Agency Agreement and the applicable Notes (except as the context otherwise requires in respect of Additional Amounts). The Notes (including beneficial interests in the Global Notes) will be subject to certain restrictions on transfer set forth therein and in the Fiscal and Paying Agency Agreements and will bear a legend regarding such restrictions as set forth under "*Transfer Restrictions*". Under certain circumstances, transfers may be made only upon receipt by the Transfer Agent of a written certification (in the form set out in the applicable Fiscal and Paying Agency Agreement).

Transfers within Global Notes

Subject to the procedures and limitations described herein, transfers of beneficial interests within a Global Note may be made without delivery to the Issuer, the Parent Guarantor, the Finance Guarantor or the Fiscal Agent of any written certifications or other documentation by the transferor or transferee.

Transfers between the Global Notes

A beneficial interest in a Rule 144A Global Note may be transferred to a person who wishes to take delivery of such beneficial interest through the applicable Regulation S Global Note only upon receipt by the Transfer Agent of a written certification (in the form set out in the applicable Fiscal and Paying Agency Agreement) from the transferor to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or, in the case of an exchange occurring following the expiration of the distribution compliance period, Rule 144.

Prior to the expiration of the distribution compliance period, a beneficial interest in a Regulation S Global Note may be transferred to a person who wishes to take delivery of such beneficial interest through the applicable Rule 144A Global Note only upon receipt by the Transfer Agent

of a written certification (in the form set out in the applicable Fiscal and Paying Agency Agreement) from the transferor to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States and any other jurisdiction. After the expiration of the distribution compliance period, such certification requirements will no longer apply to such transfers, but such transfers will continue to be subject to applicable transfer restrictions under the Securities Act and the laws of any state of the United States and other jurisdictions.

Any beneficial interest in a Rule 144A Global Note or a Regulation S Global Note that is transferred to a person who takes delivery in the form of a beneficial interest in the other applicable Global Note will, upon transfer, cease to be a beneficial interest in such applicable Global Note and become a beneficial interest in the other applicable Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to a beneficial interest in such other applicable Global Note for so long as such person retains such an interest.

Transfers or Exchanges from a Global Note to Definitive Notes

No Global Note may be exchanged in whole or in part for Notes in definitive registered form (*"Definitive Notes"*) unless:

- DTC notifies the Issuer that it is unwilling or unable to hold the applicable Global Note or DTC ceases to be a clearing agency registered under the Exchange Act, and in each case the Issuer does not appoint a successor depositary that is registered under the Exchange Act within 90 days;
- a payment default has occurred and is continuing;
- in the event of a bankruptcy default, the Issuer fails to make payment on the applicable Notes when due; or
- the Issuer shall have determined in its sole discretion that the applicable Notes shall no longer be represented by the applicable Global Notes..

The Holder of a Definitive Note may transfer such Note by surrendering it at the specified office of the Registrar or any Transfer Agent. Upon the transfer, exchange or replacement of Definitive Notes bearing the applicable legend set forth under *"Transfer Restrictions"*, or upon specific request for removal of such legend on a Definitive Note, the Issuer will deliver only Definitive Notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to the Issuer and the Registrar such satisfactory evidence, which may include an opinion of counsel as may reasonably be required by the Issuer, that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

Each such applicable Definitive Note will be endorsed with the applicable Parent Guarantee and the applicable Finance Guarantee from the Parent Guarantor and the Finance Guarantor, respectively, in the form set out in the applicable Fiscal and Paying Agency Agreement and will include terms substantially in the form of those set forth in the applicable Fiscal and Paying Agency Agreement. Except as set forth in this paragraph, no Global Note may be exchanged in whole or in part for Definitive Notes.

Clearing and Settlement

The information set out below in connection with DTC is subject to any change in or reinterpretation of the rules, regulations and procedures of DTC currently in effect. The information about DTC set forth below has been obtained from sources that the Issuer, the Parent Guarantor and the Finance Guarantor believe to be reliable, but none of the Issuer, the Parent Guarantor, the Finance Guarantor or any of the Initial Purchasers takes any responsibility for the accuracy of the information. None of the Issuer, the Parent Guarantor, the Finance Guarantor or any of the Initial Purchasers will have any responsibility or liability for any aspect of the records relating to, or payments made on account of interests in Notes held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DTC has advised the Issuer, the Parent Guarantor and the Finance Guarantor as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of transactions between DTC participants through electronic book entry changes in accounts of DTC participants, thereby eliminating the need for physical movement of certificates. DTC participants include certain of the Initial Purchasers, securities brokers and dealers, banks, trust companies, clearing corporations and may in the future include certain other organizations (*"DTC participants"*). Indirect access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly (*"indirect DTC participants"*).

Under the rules, regulations, and procedures creating and affecting DTC and its operations (the *"Rules"*), DTC is required to make book-entry transfers of Notes among DTC participants on whose behalf it acts with respect to Notes accepted into DTC's book-entry settlement system as described below (the *"DTC Notes"*) and to receive and transmit distributions of the nominal amount and interest on the DTC Notes. DTC participants and indirect DTC participants with which beneficial owners of DTC Notes (*"Owners"*) have accounts with respect to the DTC Notes similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Owners. Accordingly, although Owners who hold DTC Notes through DTC participants or indirect DTC participants will not possess Notes, the Rules by virtue of the requirements described above, provide a mechanism by which such Owners will receive payments and will be able to transfer their interests with respect to the Notes.

Transfers of ownership or other interests in the Notes in DTC may be made only through DTC participants. Indirect DTC participants are required to effect transfers through a DTC participant. DTC has no knowledge of the actual beneficial owners of the Notes. DTC's records reflect only the identity of the DTC participants to whose accounts the Notes are credited, which may not be the beneficial owners. DTC participants will remain responsible for keeping account of their holdings on behalf of their customers and for forwarding all notices concerning the Notes to their customers.

So long as DTC, or its nominee, is the registered holder of a Global Note, payments on the applicable Notes will be made in immediately available funds to DTC. DTC's practice is to credit DTC participants' accounts on the applicable payment date in accordance with their respective

holdings shown on its records, unless DTC has reason to believe that it will not receive payment on that date. Payments by DTC participants to beneficial owners will be governed by standing instructions and customary practices, and will be the responsibility of the DTC participants and not of DTC, or any other party, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Fiscal Agent. Disbursement of payments for DTC participants will be DTC's responsibility, and disbursement of payments to the beneficial owners will be the responsibility of DTC participants and indirect DTC participants.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants, and because owners of beneficial interests in the Notes holding through DTC will hold interests in the Notes through DTC participants or indirect DTC participants, the ability of the owners of the beneficial interests to pledge Notes to persons or entities that do not participate in DTC, or otherwise take actions with respect to the Notes, may be limited.

DTC will take any action permitted to be taken by an Owner only at the direction of one or more DTC participants to whose account with DTC such Owner's DTC Notes are credited. Additionally, DTC has advised the Issuer that it will take such actions with respect to any percentage of the beneficial interest of Owners who hold Notes through DTC participants or Indirect Participants only at the direction of and on behalf of DTC participants whose account holders include undivided interests that satisfy any such percentage.

To the extent permitted under applicable law and regulations, DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of DTC participants whose account holders include such undivided interests.

Ownership of interests in the Rule 144A Global Notes and the Regulation S Global Notes will be shown on, and the transfer of that ownership will be effected only through records maintained by, DTC, the DTC participants and the indirect DTC participants, including Euroclear and Clearstream, Luxembourg. Transfers between participants in DTC, as well as transfers between participants in Euroclear and Clearstream, Luxembourg, will be effected in the ordinary way in accordance with DTC rules.

Subject to compliance with the transfer restrictions applicable to the Notes, cross-market transfers between DTC, on the one hand, and participants in Euroclear or Clearstream, Luxembourg, on the other hand, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be. Such cross-market transactions, however, will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to DTC to take action to effect final settlement on its behalf by delivering or receiving payment in accordance with DTC's Same-Day Funds Settlement System.

According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures

may be discontinued at any time. None of the Issuer, the Parent Guarantor, the Finance Guarantor or the Fiscal Agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg, or their respective participants or indirect participants, of their respective obligations under the rules and procedures governing their operations.

Initial Settlement in Relation to DTC Notes

Upon the issue of a Regulation S Global Note and/or a Restricted Global Note deposited with DTC or a custodian therefor, DTC or its custodian, as the case may be, will credit, on its internal system, the respective nominal amount of the individual beneficial interest represented by such relevant DTC Note or Notes to the accounts of Persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the relevant Dealers. Ownership of beneficial interest in a DTC Note will be limited to DTC participants, including Euroclear and Clearstream, Luxembourg, or indirect DTC participants. Ownership of beneficial interests in DTC Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and the records of DTC Participants (with respect to interests of indirect DTC participants).

Investors that hold their interests in a DTC Note will follow the settlement procedures applicable to global bond issues. Investors' securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Secondary Market Trading in Relation to DTC Notes

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date. Although DTC has agreed to the following procedures in order to facilitate transfers of interests in Global Notes deposited with DTC or a custodian therefor among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Issuer nor any agent of the Issuer will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Secondary market trading between DTC participants will be settled using the procedures applicable to global bond issues in same-day funds.

Payments

So long as any of the Notes remains outstanding, the Issuer, the Parent Guarantor and the Finance Guarantor will maintain in New York City, and in London, England so long as the Notes are admitted to trading on the London Stock Exchange's market for listed securities, an office or agency (a) where the applicable Notes may be presented for payment (pursuant to the applicable Parent Guarantee in the case of the Parent Guarantor and the applicable Finance Guarantee in the case of the Finance Guarantor), (b) in the case of the Issuer, where the applicable Notes may be presented for registration of transfer and for exchange and (c) where notices and demands to or upon the Issuer, the Parent Guarantor or the Finance Guarantor in respect of the applicable Notes, the applicable Parent Guarantee, the applicable Finance Guarantee or the applicable Fiscal and Paying Agency Agreement may be served. The Issuer, the Parent Guarantor and the Finance Guarantor will give the Fiscal Agent written notice of the location of any such office or agency

and of any change of location thereof. The Issuer, the Parent Guarantor and the Finance Guarantor will initially designate JPMorgan Chase Bank in the Borough of Manhattan, the City of New York and JPMorgan Chase Bank in London, England for such purposes.

The Issuer, the Parent Guarantor and the Finance Guarantor may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes or where such notices or demands may be served and may from time to time rescind such designations; *provided, however*, that no such designation or rescission shall in any manner relieve the Issuer, the Parent Guarantor or the Finance Guarantor of any obligation to maintain an office or agency in the Borough of Manhattan, the City of New York and in London, England for such purposes; and *provided further, however,* that the Issuer, the Parent Guarantor and the Finance Guarantor will, to the extent possible as a matter of law, maintain a paying agent with a specified office in a Member State of the European Union that will not be obligated to withhold or deduct tax pursuant to the European Union Directive on the taxation of savings which was adopted on June 3, 2003 and which implements the conclusions of the ECOFIN Council Meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, the Directive. The Issuer, the Parent Guarantor and the Finance Guarantor shall give written notice to the Agents of any such designation or rescission and of any such change in the location of any other office or agency.

A Holder of Notes may transfer or exchange Notes in accordance with their terms. The Registrar and Transfer Agent for the Notes will not be required to accept for registration or transfer any Notes, except upon presentation of satisfactory evidence (which may include legal opinions) that the restrictions on transfer have been complied with, all in accordance with such reasonable regulations as the Issuer, the Parent Guarantor and the Finance Guarantor may from time to time agree with such Registrar and Transfer Agent.

Notwithstanding any statement herein, the Issuer, the Parent Guarantor and the Finance Guarantor reserve the right to impose or remove such transfer, certification, substitution or other requirements, and to require such restrictive legends on the Notes, as they may determine are necessary to ensure compliance with the securities laws of the United States and the states therein and any other applicable laws or as may be required by any stock exchange on which the Notes are listed.

The Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of Notes and any other expenses (including the fees and expenses of the Agents). No service charge will be made for any such transaction.

The Registrar and Transfer Agent will not be required to exchange or register a transfer of (i) any Notes for a period of 15 calendar days ending the due date for any payment of principal in respect of the Notes or the first mailing of any notice of redemption of Notes to be redeemed or (ii) any Notes selected, called or being called for redemption.

The Notes will be issued in registered form without coupons and transferable in denominations of $1,000 or integral multiples thereof.

The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to such extent.

Taxation

THIS SUMMARY IS OF A GENERAL NATURE AND IS INCLUDED HEREIN SOLELY FOR INFORMATIONAL PURPOSES. IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE. NO REPRESENTATION WITH RESPECT TO THE CONSEQUENCES TO ANY PARTICULAR PURCHASER OF THE NOTES IS MADE HEREBY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES AND THE EFFECTS OF NATIONAL, STATE OR LOCAL TAX LAWS TO WHICH THEY MAY BE SUBJECT.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain United States federal income tax (*"US tax"*) consequences of the purchase, beneficial ownership, and disposition of the Notes to "US Holders" (as defined below) and to "Non-US Holders" (as defined below).

This summary is based on the Internal Revenue Code of 1986 as amended to the date hereof (the *"Code"*), regulations issued under the Code (the *"Treasury Regulations"*), judicial authority, and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. This summary addresses only US tax consequences to a prospective investor who purchases the Notes in the initial offering at the price set forth on the cover of this Offering Circular, and holds the Notes as capital assets within the meaning of Section 1221 of the Code and not as part of a hedging, *"straddle,"* or a conversion transaction for US tax purposes, or as part of some other integrated investment. This summary does not discuss all of the US tax consequences that may be relevant to a prospective investor in light of its individual investment circumstances or the US tax consequences to a prospective investor that is subject to special treatment under US tax laws, such as:

- an insurance company;
- a financial institution;
- a tax-exempt organization;
- a retirement plan;
- a regulated investment company;
- a securities dealer;
- a regulated investment trust;
- an investor in a pass-through entity such as a partnership;
- a broker;
- a trader in securities that elects to mark to market;
- a former citizen or former long-term resident of the United States, in certain circumstances; or
- a person whose functional currency for US tax purposes is not the United States dollar.

Each prospective investor should consult its own tax advisor concerning the application of US tax laws to its particular situation.

This discussion does not address United States federal alternative minimum tax consequences, and does not describe any tax consequences arising under United States federal gift and estate tax laws, or under the tax laws of any state, local, or foreign jurisdiction. The US tax consequences to a partnership may depend on the status of the partners and the activities of the partnership. A prospective investor that is a partnership should consult its tax advisor with regard

to the application of the US tax laws to its particular situation. This discussion also does not address the US tax consequences to a Holder that is not a US Person (as defined below) but that is subject to US tax on a net basis on income realized with respect to a Note because, for example, such income is effectively connected with the conduct of a United States trade or business. Such a holder generally is taxed in a similar manner to a US Holder (as defined below); however, certain special rules apply.

US Holders

The following is a general discussion of certain US tax consequences of the purchase, ownership, and disposition of the Notes to a beneficial owner of a Note that is a "US Person" (a "*US Holder*"). A US Person means:

- an individual who is a citizen or resident of the United States;
- a corporation or other entity taxable as a corporation for US tax purposes that was created or organized in or under the laws of the United States or any political subdivision thereof;
- an estate whose income is subject to US tax regardless of its source; or
- a trust if a court within the United States is able to exercise primary supervision over its administration and one or more US Persons have the authority to control all of its substantial decisions, or if the trust has elected validly to be treated as a US Person.

Interest

Stated interest on the Notes will be taxable as ordinary income as the interest is paid (if the US Holder is a cash method taxpayer) or as it accrues (if the US Holder is an accrual method taxpayer).

Disposition of Notes

Upon the sale, exchange, retirement, or other taxable disposition of a Note, a US Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash proceeds plus the fair market value of any property received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will be taxable as described under "*Certain United States Federal Income Tax Considerations—US Holders—Interest*" above) and (ii) the US Holder's tax basis in the Note. The tax basis in a Note generally will be the US Holder's cost of the Note. Gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the Note has been held for more than one year. Net long-term capital gain recognized by a US Holder that is not a corporation generally is subject to a maximum US tax rate of 15%. Net long-term capital gain recognized on or after January 1, 2009, by a US Holder that is not a corporation generally will be subject to a maximum US tax rate of 20% (or 18% if the Note is held for more than five years).

Non-US Holders

The following is a general discussion of certain US tax consequences of the purchase, ownership, and disposition of the Notes to a beneficial owner of a Note that is not a US Holder and is not subject to US tax on a net basis or income realized on a Note (a "*Non-US Holder*").

Interest

Interest on the Notes will qualify as "portfolio interest" and will not be subject to United States federal income or withholding tax if:

- The requirement for the Non-US Holder to certify its non-US status as set forth in Section 871(h) and 881(c) of the Code is fulfilled by the non-US Holder certifying to the Issuer's paying agent on a properly completed IRS Form W-8BEN (or substitute form), signed under penalties of perjury, that the Non-US Holder is not a US Person. If a Note is held through a securities clearing organization, bank, or another financial institution that holds customers' securities in the ordinary course of its trade or business, that requirement is satisfied if (i) such a form is provided to the organization or institution, and (ii) the organization or institution, under penalties of perjury, certifies that it has received such a form from the Non-US Holder or another intermediary and furnishes the Issuer's paying agent with a copy. Alternatively, the certification requirement will not apply if the Note is held directly through a "qualified intermediary" (which is a non-US office of a bank, securities dealer, or similar intermediary that has signed an agreement with the Internal Revenue Service ("*IRS*") concerning withholding tax procedures), the qualified intermediary has sufficient information in its files to indicate that the Non-US Holder is not a US Person, and the qualified intermediary complies with certain IRS requirements;
- The Non-US Holder does not (actually or constructively) own 10% or more of the total combined voting power of all classes of the Issuer's stock entitled to vote;
- The Non-US Holder is not a "controlled foreign corporation" that is (actually or constructively) related (within the meaning of Section 864(d)(4) of the Code) to the Issuer; and
- The Non-US Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code.

If the foregoing conditions are not met, a 30% withholding tax will apply to interest income on the Notes unless an applicable income tax treaty reduces or eliminates such tax and the Non-US Holder provides to the Issuer's paying agent a properly executed IRS Form W-8BEN (or substitute form) claiming the reduction or exemption.

Special rules regarding exemption from, or reduced rates of, United States withholding tax may apply in the case of Notes held by a partnership, trust, or intermediary. A Non-US Holder should consult its own tax advisor for information on the impact of those special rules.

Disposition of Notes

Generally, a Non-US Holder will not be subject to US tax on gain realized upon the sale, exchange, retirement, or other disposition of a Note unless the Non-US Holder is an individual present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Backup Withholding Tax

US Holders

Under current US tax law, information reporting requirements may apply to certain payments of principal, interest, and proceeds of sales received in respect of the Notes by a non-corporate US Holder. In addition, a backup withholding tax will apply to a non-corporate US Holder who:

- fails to furnish a taxpayer identification number ("*TIN*"), which, for an individual, is a social security number;

- furnishes an incorrect TIN;
- is notified by the IRS as being subject to backup withholding for failure to report interest and dividend payments; or
- under certain circumstances fails to certify, under penalties of perjury, that such person has furnished a correct TIN.

A prospective investor should consult its tax advisor regarding qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The rate for backup withholding is 28% until 2011, when the rate will rise to 31% unless amended by Congress.

Non-US Holders

Payments, including payments of proceeds from the disposition of a Note to or through the United States office of a broker (including a custodian, nominee, or other agent acting on behalf of the Non-US Holder) will be subject to backup withholding and information reporting unless the Noteholder is not a US Person and certifies, under penalties of perjury, to that effect and provides any other required certifications (including by providing the certification of non-US status, described under *"Certain United States Federal Income Tax Considerations—Non-US Holders—Interest"*) or otherwise establishes an exemption.

Information reporting (but not back-up withholding) will be required on payments of proceeds from the disposition of a Note made to or through a broker that is:

- a US Person;
- a controlled foreign corporation for US tax purposes;
- a foreign person 50% or more of whose gross income for certain periods is effectively connected with a US trade or business; or
- a foreign partnership with certain connections to the United States

unless the Noteholder is not a US Person and the broker has in its records documentary evidence to that effect and certain other conditions are met or an exemption is otherwise established.

A prospective investor who is not a US Person should consult its tax advisor regarding the application of information reporting and backup withholding in its particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

Credit against Liability

Any amounts withheld from a payment in respect of the Notes under the backup withholding rules will be allowed as a credit against a US tax liability and may entitle the Noteholder to a refund, provided that a US tax return is filed and the required documentation is furnished to the IRS in a timely manner.

The US tax discussion set forth above is included for general information only and may not be applicable depending upon the particular situation of the investor. A prospective investor should consult its tax advisor with respect to the tax consequences to him of the purchase, beneficial ownership, and disposition of the Notes, including the tax consequences under federal, state, local, foreign, and other tax laws and the possible effects of changes in federal or other tax laws.

United Kingdom Tax Considerations

The comments below are of a general nature based on current United Kingdom law and Inland Revenue practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. They relate only to the position of persons who are the absolute beneficial owners of their Notes and may not apply to certain classes of persons such as collective investment schemes, financial traders or dealers, or persons connected with the Issuer. Any Noteholders who are in doubt as to their personal tax position should consult their professional advisers.

Interest

Payments of principal and interest on the Notes will not be subject to United Kingdom withholding tax.

Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

If SABMiller is required to make payments under the Parent Guarantee and any such payment can be characterised as representing United Kingdom source interest or annual payments, it may have to be paid under deduction of United Kingdom income tax (currently at the rate of 20%) subject to the availability of exemptions including a direction to SABMiller by the United Kingdom Inland Revenue pursuant to the provisions of an applicable double tax treaty.

A transfer of a Note by a Noteholder who is resident or ordinarily resident in the United Kingdom for tax purposes or who carries on a trade in the United Kingdom through a permanent establishment to which the Note is attributable may give rise to a charge to United Kingdom income tax on an amount representing interest on the Note which has accrued since the preceding interest payment date.

Noteholders who are not subject to United Kingdom corporation tax but who are subject to United Kingdom income tax will generally be subject to income tax on interest arising in respect of the Notes on a receipts basis.

Noteholders within the charge to United Kingdom corporation tax will not be taxed in accordance with the two preceding paragraphs above but will generally be charged to tax as income in each accounting period by reference to interest which, in accordance with such Noteholder's authorized accounting method, is applicable to that period.

On June 3, 2003, the European Council of Economics and Finance Ministers ("*ECOFIN*") adopted a Directive under which, with effect from January 1, 2005 (subject to reaching agreements with certain third countries referred to later in this paragraph), Member States of the European Union will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within their respective jurisdictions to an individual resident in that other Member State, except that, for a transitional period only, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the transitional period being related to the conclusion (on the basis of unanimity)

of certain other agreements relating to information exchange with certain other countries and, in the case of Austria, approval of the Austrian Parliament). The rate of withholding will be 15% for the first three years of the transitional period beginning on January 1, 2005, 20% as from January 1, 2008, and 35% as from January 1, 2011 (subject, in the case of Austria, to any necessary approval of the Austrian Parliament).

Disposal (including Redemption)

Non-United Kingdom Resident Noteholders

Noteholders who are not resident or (if an individual) ordinarily resident for tax purposes in the United Kingdom and who do not carry on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Notes are attributable are outside the charge to United Kingdom taxation of chargeable gains with respect to the disposal (including redemption) of the Notes.

Noteholders within the charge to United Kingdom corporation tax

For corporate Noteholders within the charge to United Kingdom corporation tax, the Notes will constitute "*qualifying corporate bonds*" within section 117 of the Taxation of Chargeable Gains Act 1992. On a disposal (including redemption) of the Notes, such corporate Noteholders will normally recognise any gain or loss for United Kingdom corporation tax purposes under the "*loan relationships*" rules in the Finance Act 1996. Under these rules, all interest, profits, gains and losses, measured and recognised in accordance with an authorized accruals or mark-to-market accounting method, are taxed or relieved as income.

In respect of accounting periods beginning on or after October 1, 2002, any exchange gains or losses arising to corporate Noteholders within the charge to United Kingdom corporation tax will in general also be dealt with under the provisions of the loan relationships legislation referred to in the preceding paragraph. For accounting periods beginning before October 1, 2002, the Notes will be "*qualifying assets*" for the purposes of the United Kingdom's provisions relating to the taxation of foreign exchange gains or losses (the "*FOREX provisions*"). A corporate Noteholder that is within the charge to United Kingdom corporation tax and is subject to the FOREX provisions may, depending on the movement of the US dollar, the currency in which the Notes are denominated, against the "*local currency*" of the Noteholder, realise an income gain or loss taxable on an accruals basis for United Kingdom tax purposes for the accounting period during which the Notes are held, notwithstanding that there has been no disposal of the Notes.

Other Noteholders

A disposal (including redemption) of a Note by a Noteholder who is resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a permanent establishment to which the Note is attributable may give rise to a chargeable gain or an allowable loss for the purposes of the United Kingdom taxation of chargeable gains. In calculating any gain or loss on disposal (including redemption) of a Note, the sterling values of the amounts paid and received for the Notes are compared. Accordingly, a taxable profit can arise even where the US dollar amount received on a disposal (including redemption) is less than or the same as the amount paid for the Note.

As mentioned above, a transfer of a Note by a holder resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade in the United Kingdom through a permanent establishment to which the Note is attributable may give rise to a charge to tax on income in respect of an amount representing interest on the Note which has accrued since the preceding interest payment date. This amount will be taken into account and excluded in determining any capital gain or loss arising on the disposal (including redemption) of the Notes.

Stamp Duty and Stamp Duty Reserve Tax

No United Kingdom stamp duty reserve tax will be payable on the issue or transfer of a Note. No United Kingdom stamp duty will be payable on the issue of the Notes, or on the transfer of a Note provided that any instrument of transfer is executed and retained outside of the United Kingdom.

Plan of Distribution

Pursuant to a purchase agreement dated August 6, 2003 (the *"Purchase Agreement"*), the initial purchasers named below (the *"Initial Purchasers"*) have severally agreed with the Issuer, the Parent Guarantor and the Finance Guarantor, subject to the satisfaction of certain conditions, to purchase (i) $600,000,000 principal amount of the 2008 Notes at the issue price of 99.657% of the total principal amount, less a combined management, underwriting and placement fee of 0.350% of the total principal amount of the 2008 Notes and (ii) $1,100,000,000 principal amount of the 2013 Notes at the issue price of 99.226% of the total principal amount, less a combined management, underwriting and placement fee of 0.450% of the total principal amount of the 2013 Notes. The respective principal amounts of Notes to be purchased by each of the Initial Purchasers from the Issuer are set forth opposite their names below:

Initial Purchasers	Principal Amount of 2008 Notes	Principal Amount of 2013 Notes
Barclays Capital Inc.	$165,000,000	$ 302,500,000
Citigroup Global Markets Inc.	$165,000,000	$ 302,500,000
J.P. Morgan Securities Inc.	$165,000,000	$ 302,500,000
ABN AMRO Inc.	$ 17,500,000	$ 32,084,000
Banc of America Securities LLC	$ 17,500,000	$ 32,084,000
Banc One Capital Markets, Inc.	$ 17,500,000	$ 32,083,000
Dresdner Kleinwort Wasserstein Securities LLC	$ 17,500,000	$ 32,083,000
Lehman Brothers Inc.	$ 17,500,000	$ 32,083,000
Morgan Stanley & Co. Incorporated	$ 17,500,000	$ 32,083,000
Total	$600,000,000	$1,100,000,000

Barclays Capital Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint bookrunners and joint lead managers (the *"Managers"*) for the offering.

The Initial Purchasers have severally agreed to reimburse the Issuer for certain of its expenses in connection with the issue of the Notes. The Purchase Agreement entitles the Initial Purchasers to terminate the issue of the Notes in certain circumstances prior to payment to the Issuer. The Issuer, the Parent Guarantor and the Finance Guarantor have agreed to indemnify the Initial Purchasers against certain liabilities in connection with the offer and sale of the Notes and may be required to contribute to payments the Initial Purchasers may be required to make in respect thereof.

The Initial Purchasers initially propose to offer part of the Notes at the offering price set forth on the cover page hereof. After the initial offering of the Notes, the offering price may from time to time be varied by the Initial Purchasers.

The Issuer, the Parent Guarantor and the Finance Guarantor have agreed with the Initial Purchasers that none of them and no person acting on their behalf will, without the prior written consent of the Initial Purchasers (which consent shall not be unreasonably withheld or

delayed), for the period from and including the date of the Purchase Agreement through and including the Closing Date, offer, sell, contract to sell or otherwise dispose of any debt securities (other than short-term debt securities, the SABMiller Notes or the Notes) of or guaranteed by the Issuer, the Parent Guarantor or the Finance Guarantor.

The Notes are new issues of securities with no established trading market. The Notes are expected to be admitted to trading on the London Stock Exchange's market for listed securities. The Initial Purchasers are not obligated to make a market in the Notes and accordingly, no assurance can be given as to the liquidity of, or trading market for, the Notes.

In connection with the offering of the Notes, J.P. Morgan Securities Inc. may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the date of issue of the Notes. However, there may be no obligation on J.P. Morgan Securities Inc. to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

No action has been or will be taken in any jurisdiction that would permit a public offering of the Notes or the possession, circulation or distribution of any material relating to the Issuer, the Parent Guarantor or the Finance Guarantor in any jurisdiction where action for such purpose is required. Accordingly, the Notes may not be offered or sold, directly or indirectly, nor may any offering material or advertisement in connection with the Notes (including this Offering Memorandum and any amendment or supplement thereto) be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

J.P. Morgan Securities Inc. will make the Notes available for distribution on the internet through a proprietary website and/or a third party system operated by Market Axess Inc., an internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the Notes available to its customers through the internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels. Market Axess Inc. requires each user of its system to provide certification of its status as a *"qualified institutional buyer"* as defined under Rule 144A under the Securities Act.

Certain of the Managers and their affiliates have performed and may continue to perform certain investment and commercial banking or financial advisory services for the Issuer, the Parent Guarantor, the Finance Guarantor and their affiliates from time to time, for which they have received customary fees and commissions, and they expect to provide these services to the Issuer, the Parent Guarantor, the Finance Guarantor and their affiliates in the future, for which they expect to receive customary fees and commissions. Affiliates of some of the Managers are lenders under the Group Syndicated Loan Facility. Each of the Managers (or an affiliate thereof) is a lender under the Miller Term Loan. The proceeds of the offering are expected to be used to repay in part the outstanding indebtedness under the Miller Term Loan and each of the Managers (or an affiliate thereof) will receive its pro rata share of the proceeds upon such repayment. In addition, each of the Managers (or an affiliate thereof) is a lender under the Miller

Short Term Loan which may, if required, be drawn down in part on closing of the offering and the proceeds used to refinance the Miller Term Loan to the extent not refinanced out of the proceeds of the Notes or repaid by the Issuer. Each of the Managers (or an affiliate thereof) will receive its pro rata share of those proceeds on such repayment. See "*Use of Proceeds*" and "*Management's Discussion and Analysis of Financial Condition and Results of Operations—External Funding, financing and indebtedness.*"

United States

The Notes, the Parent Guarantees and the Finance Guarantees have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the Securities Act. Accordingly, the Notes are being offered and sold only (i) within the United States to "qualified institutional buyers" as defined in Rule 144A, and (ii) outside the United States to persons other than US persons in reliance on Regulation S.

Each Initial Purchaser has represented and agreed with the Issuer, the Parent Guarantor and the Finance Guarantor that, except as permitted by the Purchase Agreement, it will not offer, sell or deliver the Notes, (i) as part of their distribution at any time or (ii) otherwise until and including the fortieth day after the later of the commencement of the offering and the closing date for the sale of any Notes pursuant to the Purchase Agreement (the "*distribution compliance period*"), within the United States or to, or for the account or benefit of, US persons except in accordance with Rule 144A or Rule 903 of Regulation S. Each Initial Purchaser has also agreed that it, each of its affiliates and each person acting on its or their behalf have complied and will comply with the offering restriction requirements of Regulation S; and that at or prior to confirmation of a sale of Notes (other than a sale pursuant to Rule 144A, if permitted) it will have sent to each distributor, dealer or other person receiving a selling concession, fee or other remuneration to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, US persons. Each Initial Purchaser has also represented and agreed with the Issuer, the Parent Guarantor and the Finance Guarantor that no directed selling efforts (as defined in Regulation S) have been made or will be made in the United States by the Initial Purchasers, any of their affiliates or any person acting on behalf of any of the Initial Purchasers or their affiliates with respect to the Notes; and none of it, any of its affiliates, or anyone acting on its or their behalf has solicited offers for, offered or sold the Notes by any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in the United States in connection with the offering of the Notes or otherwise in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act.

Terms used in the preceding two paragraphs have the meanings ascribed to them by Regulation S.

In addition, until 40 days after the commencement of the offering of the Notes, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering of the Notes) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

The Purchase Agreement also provides that the Initial Purchasers or their affiliates may arrange for the placing of a portion of the Notes to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A.

United Kingdom

Each Initial Purchaser has represented and agreed with the Issuer, the Parent Guarantor and the Finance Guarantor that (i) it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the admission of the Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the *"FSMA"*) except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended), or the FSMA, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer, the Parent Guarantor or the Finance Guarantor, and (iii) it has complied and will comply with all applicable provisions of the FSMA in respect of anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Netherlands

The Notes are not and will not at any time be offered, and each Initial Purchaser has represented and agreed with the Issuer and the Parent Guarantor not to offer the Notes other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in securities).

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the *"Securities and Exchange Law"*) and each Initial Purchaser has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption to the registration requirements of or otherwise in compliance with the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

Each Initial Purchaser has represented and agreed with the Issuer, the Parent Guarantor and the Finance Guarantor that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (A) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent) or (B) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and (ii) unless it is a person permitted to do so under the securities laws of Hong Kong, it has not issued, or had in its possession and will not issue, or have in its possession for the purposes of issue, any advertisement, invitation or document relating to the Notes other than with respect to Notes intended to be disposed of to persons outside Hong Kong or to be disposed

of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

South Africa

Each Initial Purchaser has represented and agreed with the Issuer, the Parent Guarantor and the Finance Guarantor that (i) this document will not be registered as a prospectus in terms of the South African Companies Act, 1973 in South Africa and as such, any offer of the Notes in South Africa may only be made if it shall not be capable of being construed as an offer to the public as envisaged by such Act (ii) any offer or sale of the Notes shall be subject to compliance with South African exchange control regulations.

Other

Each Initial Purchaser has represented and agreed with the Issuer, the Parent Guarantor and the Finance Guarantor that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes this Offering Memorandum or any amendment or supplement thereto, in so far as such laws, regulations and directives relate to the purchase, offer, sale or delivery of the Notes or the possession or distribution of this Offering Memorandum or any amendment or supplement thereto, and none of the Issuer, the Parent Guarantor or the Finance Guarantor shall have any responsibility therefor.

Transfer Restrictions

The following restrictions will apply to the Notes (including the Guarantees). Prospective investors are advised to consult legal counsel prior to making any offer, sale, resale, pledge or transfer of the Notes offered hereby.

The Notes and the Guarantees have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons, except pursuant to an effective registration statement or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Notes are being offered and sold only (i) to QIBs in accordance with Rule 144A, and (ii) to persons other than US persons (as defined in Rule 902) ("*Foreign Purchasers*") in offshore transactions (as defined in Rule 902) in compliance with Regulation S.

In addition, until 40 days after the later of the commencement of the offering and the closing date an offer or sale of the Notes within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than pursuant to Rule 144A.

Each purchaser of the Notes offered hereunder (other than each of the Initial Purchasers) will be deemed to have represented and agreed as follows (terms used in this section that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) it is purchasing the Notes (including the Parent Guarantees and the Finance Guarantees) for its own account or an account with respect to which it exercises sole investment discretion, and it and any such account (i) is a QIB, and is aware that the sale to it is being made in reliance on Rule 144A or (ii) is a Foreign Purchaser and is aware that the sale is being made in accordance with Regulation S;

(2) it acknowledges that the Notes (including the Parent Guarantees and the Finance Guarantees) have not been and will not be registered under the Securities Act or with any securities regulatory authority of any jurisdiction and may not be offered or sold except as set forth below;

(3) it understands and agrees that if it decides to offer, sell, resell, pledge or otherwise transfer any Notes (including th Parent Guarantees and the Finance Guarantees) or any beneficial interests in any Notes prior to the date which is two years after the later of the date of original issue and the last date on which the Issuer or any affiliate of the Issuer was the owner of the Notes (or any predecessor thereto), it will do so only (A)(i) to the Issuer, the Parent Guarantor, the Finance Guarantor or any subsidiary thereof, (ii) to a person whom the seller, and any person acting on its behalf, reasonably believes is a QIB that is purchasing for its own account or for the account of a QIB or QIBs, in a transaction complying with Rule 144A, (iii) in an offshore transaction in compliance with Regulation S or (iv) pursuant to any other available exemption from registration under the Securities Act, or (B) pursuant to an effective registration statement under the Securities Act, and in each of such cases in accordance with any applicable securities law of any state of the United States;

(4) it agrees to, and each subsequent holder is required to, notify any purchaser of the Notes from it of the resale restrictions referred to in clause (3) above, if then applicable;

(5) if it is a person other than a Foreign Purchaser, it understands and agrees that Notes initially offered to QIBs in reliance on Rule 144A will be represented by a Rule 144A Global Note, and

that before any interest in the Rule 144A Global Note may be offered, sold, resold, pledged or otherwise transferred, the transferee will be required to provide the Fiscal Agent with a written certification (in the form set out in the applicable Fiscal and Paying Agency Agreement obtained from the Fiscal Agent) as to compliance with the transfer restriction referred to above);

(6) if it is a Foreign Purchaser, it understands and agrees that the Notes initially offered in offshore transactions under Regulation S will be represented by a Regulation S Global Note and that before any interest in the Regulation S Global Note may be offered, sold, resold, pledged or otherwise transferred, the transferee will be required to provide the Fiscal Agent with written confirmation (in the form set out in the applicable Fiscal and Paying Agency Agreement) as to compliance with the transfer restrictions above;

(7) it understands that the Notes being sold pursuant to Rule 144A will bear a legend to the following effect:
NEITHER THIS NOTE NOR ANY BENEFICIAL INTEREST HEREIN HAS BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING THIS NOTE, AGREES FOR THE BENEFIT OF MILLER BREWING COMPANY (THE "ISSUER"), SABMILLER PLC AND SABMILLER FINANCE B.V., AND ANY OF THEIR SUCCESSORS IN INTEREST, THAT THIS NOTE MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (1) TO THE ISSUER, SABMILLER PLC, SABMILLER FINANCE B.V. OR ANY SUBSIDIARY THEREOF, (2) SO LONG AS THIS NOTE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A) PURCHASING FOR ITS OWN ACCOUNT OR THE ACCOUNT OF ONE OR MORE OTHER QUALIFIED INSTITUTIONAL BUYERS IN ACCORDANCE WITH RULE 144A, (3) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER THE SECURITIES ACT, (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT (IF APPLICABLE), OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH SUCH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTIONS. THE HOLDER HEREOF, BY PURCHASING THIS NOTE, REPRESENTS AND AGREES FOR THE BENEFIT OF THE ISSUER, SABMILLER PLC AND SABMILLER FINANCE B.V., AND ANY OF THEIR SUCCESSORS IN INTEREST, THAT IT WILL NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO ABOVE. THIS LEGEND WILL BE REMOVED AFTER THE EXPIRATION OF TWO YEARS AFTER THE LATER OF THE DATE OF ORIGINAL ISSUE AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR THERETO).

(8) it understands that the Notes being sold in reliance on Regulation S will bear a legend to the following effect:
THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD OR DELIVERED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON, UNLESS SUCH NOTES ARE REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF IS AVAILABLE. THIS LEGEND WILL BE REMOVED AFTER THE EXPIRATION OF FORTY DAYS FROM THE LATER OF (i) THE DATE ON WHICH THESE NOTES WERE FIRST OFFERED AND (ii) THE DATE OF ISSUANCE OF THESE NOTES.

(9) it acknowledges that prior to any proposed transfer of Notes or beneficial interests in Global Notes (in each case other than pursuant to an effective registration statement) the holder of such Notes or beneficial interests in Global Notes may be required to provide certifications

and other documentation relating to the manner of such transfer and submit such certifications and other documentation as provided in the Notes; and

(10) it acknowledges that the Issuer, the Parent Guarantor, the Finance Guarantor, the Initial Purchasers, the Agents and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that if any of the acknowledgments, representations or agreements deemed to have been made by it by virtue of its purchase of Notes is no longer accurate, it shall promptly notify the Issuer, the Guarantors, the Initial Purchasers and the Agents. If it is acquiring any Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

For further discussion of the requirements (including the presentation of transfer certificates) under the Notes and the Fiscal and Paying Agency Agreements to effect exchanges or transfer of interests in Global Notes, see "*Book Entry, Delivery and Form*".

No representation can be made as to the availability of the exemption provided by Rule 144 for resale of the Notes.

General Information

Listing

The listing of the Notes on the Official List will be expressed in US dollars as a percentage of their principal amount (excluding accrued interest). Transactions will normally be effected for settlement in US dollars and, under current practice, for delivery on the third business day after the day of the transaction. It is expected that listing on the Official List and admission of the Notes to trading on the London Stock Exchange's market for listed securities will be granted on or about August 11, 2003 subject only to the issue of the Global Notes. If the Global Notes are not issued as mentioned in this Offering Memorandum, the listing and admission to trading of the Notes may be cancelled. Prior to official listing and admission to trading, however, dealings in the Notes will be permitted by the London Stock Exchange in accordance with its rules.

Clearing Reference Numbers

The Notes evidenced from time to time by the Rule 144A Global Notes and the Regulation S Global Notes have been accepted for clearance through DTC's book-entry system. The CUSIP numbers for the 2008 Notes and the 2013 Notes represented by each Rule 144A Note are 600388AA0 and 600388AB8, respectively, and the ISINs for the 2008 Notes and the 2013 Notes represented by each Rule 144A Note are US600388AA07 and US600388AB89, respectively. The CUSIP numbers for the 2008 Notes and the 2013 Notes represented by each Regulation S Global Note are U60060AA5 and U60060AB3, respectively, and the ISINs for the 2008 Notes and the 2013 Notes represented by each Regulation S Global Note are USU60060AA51 and USU60060AB35, respectively.

Incorporation of the Issuer

Miller Brewing Company was incorporated and registered in the State of Wisconsin on December 30, 1936 as a corporation with limited liability under the Wisconsin Business Corporation Law. The principal place of business of Miller is at 3939 West Highland Blvd., Milwaukee, Wisconsin 53208, USA.

Incorporation of the Guarantors

SABMiller plc was incorporated and registered in England with registered number 3528416 on March 17, 1998 as a public limited company under the Companies Act with the name Blastaway 2000 plc. Its name was changed to South African Breweries plc on December 9, 1998 and to SABMiller plc on July 9, 2002. On February 9, 1999, a certificate to do business was granted to SABMiller plc under Section 117 of the Companies Act 1985. The registered office of SABMiller plc is at Dukes Court, Duke Street, Woking, Surrey GU21 5BH, England and the head office is at One Stanhope Gate, London W1K 1AF, England.

SABMiller Finance B.V., previously named South African Breweries International (Finance) B.V., was incorporated on December 27, 1976 and is registered in The Netherlands with Trade Register number Rotterdam 24.1.99.534 as a private company with limited liability under Title 5 of Book 2 of the Dutch Civil Code. Its name was changed to SABMiller Finance B.V. on December 13, 2002. The registered and head office of SABMiller Finance B.V. is at Hofplein 19, 3032 AC Rotterdam, The Netherlands.

Subsidiaries and other undertakings

SABMiller plc is the ultimate holding company of the Group. The principal subsidiaries of SABMiller plc, being those which are considered by SABMiller to be likely to have a significant effect on the assessment of the assets and liabilities, financial position, profits and losses, and prospects of the Group, including Miller and SABMiller Finance, are set out in Note 37 to the Group Accountants' Report.

SABMiller Finance

SABMiller Finance is a wholly-owned Dutch subsidiary of SABMiller and is the intermediate holding company for all of the Group's non-UK subsidiaries, apart from Miller, Birra Peroni and Bevco. SABMiller Finance also owns a number of trademark registrations and licenses for the use of the Group's brands, including principally all rights in respect of Castle Lager outside South Africa and in respect of Pilsner Urquell outside the Czech Republic and Slovakia. In addition to dividend income from operating subsidiaries, a significant element of the Group's income from the operations of SABMiller Europe and SABMiller Africa and Asia comprises royalties and license fees paid to SABMiller Finance under these agreements.

SABMiller Finance also conducts the Group's treasury management and is responsible for cash and foreign exchange management for SABMiller's international businesses.

Miller

Miller is a wholly owned subsidiary of SABMiller. Miller's material subsidiaries are set out below:

Company Name	Principal Place of Business	Industry	Percentage shareholding
Jacob Leinenkugel Brewing Co, Inc.	Miller Brewing Company 3939 West Highland Blvd. Milwaukee, WI 53208 USA	Brewing company	100%
Foster's USA, LLC[(1)]	The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801 USA	Domestic importer	50.1%

(1) Until December 2000, Foster's USA, LLC was known as Molson USA, LLC (see Note 6 in the Miller Financial Information for further details). Martlet Importing Co, Inc., a wholly-owned subsidiary of Miller, holds 49.9% of the share capital of Foster's USA, LLC and Miller directly owns 0.2% of the share capital.

Principal shareholders

The Board is not aware of any person who prior to publication of this Offering Memorandum, directly or indirectly, jointly or severally, exercises or could exercise control over SABMiller. In so far as is known to SABMiller, as at June 30, 2003 (the latest practicable date prior to the

printing of this Offering Memorandum), the following were or are beneficially interested, directly or indirectly, in 3% or more of SABMiller's issued voting share capital:

	Number of Ordinary Shares Held	% Holding in Ordinary Shares as at June 30, 2003	% Shareholding in issued equity capital as at June 30, 2003(1)
Altria Group	234,948,770	24.9	36.0
Public Investment Commissioners	100,231,901	9.8	8.4
Brandes Investment Partners	62,209,295	6.1	5.2
Old Mutual plc	55,300,825	5.4	4.6
STANLIB Ltd	43,429,751	4.3	3.6
Investec Asset Management	43,099,749	4.2	3.6
Sanlam Investment Managers	37,222,571	3.7	3.0
Legal and General Investment Management	36,228,877	3.6	3.0

(1) The percentage is calculated excluding the 77,368,338 non-voting Convertible Shares held by Safari Limited, SABMiller's synthetic treasury stock vehicle.

Financial and Trading Position and Prospects

Save as disclosed herein, there has been no significant change in the financial or trading position of the Issuer or the Finance Guarantor since March 31, 2002, nor in the financial or trading position of the Parent Guarantor or the Group since March 31, 2003 and no material adverse change in the financial position or prospects of the Issuer or the Finance Guarantor since March 31, 2002, nor of the Parent Guarantor or the Group since March 31, 2003 (the date of the last published annual accounts of the Group).

Litigation

Save as disclosed below, none of the Issuer, the Guarantors or any of their subsidiaries or affiliates is or has been involved in any legal or arbitration proceedings which may have, or have had, during the 12 months preceding the date of this Offering Memorandum, a significant effect on the financial position of the Group, nor, so far as the Issuer or the Guarantors are aware, are any such proceedings pending or threatened.

A number of claims have been made by Shoprite Holdings Limited relating to the disposal by the Group of OK Bazaars (1929) Limited and the valuation of OK Bazaars (1929) Limited's net assets. The Group is contesting these claims and has made provisions of $20 million in its accounts. Further hearings in an arbitration relating to liability for interest on any amount which may become payable to Shoprite Holdings Limited are being held and as yet no conclusion has been reached. Management believes that, if Shoprite Holding's claims are successful, the provisions made would be sufficient to satisfy all of the relevant claims. Details of these claims are set out in Note 22 to the Group Accountants' Report.

Since April 30, 1999, Miller has performed contract brewing, packaging and shipping services under a long-term contract for The Boston Beer Company Inc. ("*Boston Beer*"). In November 2002, Miller filed a Demand for Arbitration with the American Arbitration Association seeking a determination as to whether Miller has the right to terminate its contract brewing arrangements with Boston Beer, effective May 30, 2004. Boston Beer has filed an answer to this demand, asserting certain counterclaims. Discovery in the proceedings has commenced, but Miller remains unable to determine the likely outcome of the proceedings at this time.

Miller and Allied Domecq are currently in a dispute regarding the assumption of costs associated with the uplift and write-off of excess inventory of certain FMB brands and certain alleged breaches of contract claimed by Allied Domecq. No suit has been filed and there has not been a clear indication of potential damages in this matter.

Auditors and nature of financial information

(a) The annual audited accounts of SABMiller for each of the years ended March 31, 2001 and 2002 were audited by PricewaterhouseCoopers, and for the year ended March 31, 2003 were audited by PricewaterhouseCoopers LLP, in each case of 1 Embankment Place, London WC2N 6RH, England. The auditors of SABMiller are PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors of 1 Embankment Place, London WC2N 6RH, England.

The annual audited accounts of SABMiller Finance for each of the years ended 31 March 2000, 2001 and 2002 were audited by PricewaterhouseCoopers N.V. of PO Box 881, 3000 AW Rotterdam, The Netherlands. The auditors of SABMiller Finance are PricewaterhouseCoopers N.V. of PO Box 881, 3000 AW Rotterdam, The Netherlands.

(b) The financial information relating to SABMiller contained in this Offering Memorandum does not constitute statutory accounts for the purposes of Section 240 of the Companies Act 1985 (the "*Companies Act*"). The auditors of SABMiller have made reports under Section 235 of the Companies Act on the financial statements of SABMiller for the years ended March 31, 2001, 2002 and 2003 which were unqualified and did not contain any statement as is described in Section 237(2) or (3) of the Companies Act. Statutory accounts of SABMiller have been delivered to the Registrar of Companies for each of the years ended March 31, 2001, 2002 and 2003.

PricewaterhouseCoopers N.V. has made reports under Title 9, Book 2 of the Dutch Civil Code on the financial statements of SABMiller Finance for the years ended March 31, 2001 and 2002 which were unqualified. Statutory accounts of SABMiller Finance have been or will be delivered to the Chamber of Commerce (Trade Register) in Rotterdam in accordance with the Dutch Civil Code.

(c) The financial information in relation to Miller contained in this Offering Memorandum does not constitute statutory accounts for the purposes of the Companies Act and has been extracted without material adjustment from the Miller Accountants' Report.

PricewaterhouseCoopers of 1 Embankment Place, London WC2N 6RH, England were the reporting accountants in respect of the financial information relating to Miller and gave an unqualified Accountants' Report on that financial information.

Consents

PricewaterhouseCoopers has given, and has not withdrawn, its consent to the inclusion of the Miller Accountants' Report and its name in this Offering Memorandum and PricewaterhouseCoopers LLP has given, and not withdrawn, its consent to the inclusion of the

Group Accountants' Report and its name in this Offering Memorandum, in the form and in the context in which they are included and each of PricewaterhouseCoopers and PricewaterhouseCoopers LLP has authorised the contents of those parts of the Offering Memorandum which comprise their respective reports for the purposes of Article 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

Documents on display

Copies of the following documents will be available for inspection at the offices of Lovells, Atlantic House, Holborn Viaduct, London EC1A 2FG, England, during usual business hours (local time) on any weekday (Saturdays and public holidays excluded) for a period of 14 days from the date of this Offering Memorandum:

(a) the audited consolidated financial statements of the Group for the years ended March 31, 2001, 2002 and 2003, the Group Accountants' Report, the statutory accounts of SABMiller Finance for the years ended March 31, 2000, 2001 and 2002 and the Miller Accountants' Report;
(b) the statement of adjustments (and the reasons therefor) made in arriving at the figures set out in the Group Accountants' Report by the reporting accountants, PricewaterhouseCoopers LLP. The adjustments made were to restate the financial information reported in the audited financial statements of the Group for the year ended March 31, 2001 in accordance with FRS 19 (which was not applicable to those financial statements);
(c) the Certificate of Incorporation and By-laws of the Issuer;
(d) the Memorandum and Articles of Association of the Parent Guarantor;
(e) the constitutional documents of the Finance Guarantor (and an English translation thereof);
(f) a draft, subject to minor amendment, of the Fiscal and Paying Agency Agreements in relation to the Notes;
(g) a draft, subject to minor amendment, of the form of the Notes and the Guarantees;
(h) a draft, subject to minor amendment, of the Purchase Agreement;
(i) the Transaction Agreement and the Relationship Agreement; and
(j) the written consents of PricewaterhouseCoopers and PricewaterhouseCoopers LLP.

Legal Matters

Certain legal matters in connection with the offering of the Notes with respect to US Federal and New York State law will be opined upon for the Issuer and the Guarantors by Dewey Ballantine and for the Initial Purchasers by Davis Polk & Wardwell.

Certain legal matters in connection with the Notes and the Guarantees with respect to English law and Dutch law will be opined upon for the Issuer and the Guarantors by Lovells, and with respect to US Federal and New York State law will be passed upon for the Issuer and the Guarantors by Dewey Ballantine and for the Initial Purchasers by Davis Polk & Wardwell.

Certain Differences between UK GAAP and US GAAP

Summary of significant differences between UK GAAP and US GAAP

The financial information of the Group included in this Offering Memorandum has been prepared and presented in accordance with UK GAAP. Such principles and standards are laid down in the Companies Act and by UK Accounting Standards. Such standards differ in certain material aspects from US GAAP.

Set forth below is a summary of the significant differences between UK GAAP and US GAAP relevant to the Group based upon accounting pronouncements in force as at March 31, 2003. Given the inherent differences between UK GAAP and US GAAP, the financial information presented under UK GAAP is not presented fairly in all material respects under US GAAP. The Group has not quantified these differences, nor undertaken a reconciliation of UK GAAP to US GAAP financial statements. Had the Group undertaken any such quantification or the preparation of any such reconciliation, other potentially significant accounting and disclosure differences may have come to its attention, which are not identified below. Accordingly, the Group can provide no assurance that the identified differences in the summary below represent all principal differences relating to the Group. Further, no attempt has been made to identify all future differences between UK GAAP and US GAAP as the result of prescribed changes in accounting standards. Regulatory bodies that promulgate UK GAAP and US GAAP have significant projects ongoing that could affect future comparisons such as this one. Finally, no attempt has been made to identify all future differences between UK GAAP and US GAAP that may affect the financial statements as a result of transactions or events that may occur in the future.

The summary does not purport to be complete and is subject and qualified in its entirety by reference to the respective pronouncements of the US accounting profession, together with the Companies Act and the pronouncements of the UK accounting profession. Further, the discussion of US GAAP below does not present any additional accounting adjustments or disclosure which might be required by the SEC in the context of a registered securities offering in the United States of America.

Business combinations

Under UK GAAP, the date of acquisition is the date on which control passes to the acquiror. Shares issued as consideration are measured at their fair value at the date of acquisition. Any contingent consideration is estimated at acquisition and then subsequently corrected against goodwill.

In determining the fair value of the net assets acquired, UK GAAP requires that fair value adjustments may only be made insofar as they reflect the conditions existing at the time of the acquisition as seen from the acquiree's perspective and, accordingly, provisions for anticipated costs of integration may be recognized only when the acquired entity already had an irrevocable commitment to restructure which was not conditional on the completion of the acquisition. Further, under UK GAAP, intangible assets acquired, other than research and development costs, should only be recognized on acquisition if there is a readily determinable market value. Otherwise, intangible fixed assets must be subsumed within goodwill. The Group writes off research and development costs as incurred and in-process research and development is considered part of the acquired goodwill and is not separately identified.

Under US GAAP, the date of acquisition is the date on which assets are received or securities are issued. Shares issued as consideration are measured at their market price over a reasonable period of time (typically a few days) before and after the parties reach an agreement on the purchase price and the proposed transaction is announced. Any contingent consideration is not recognized until the contingency is resolved or the amount is determinable. Restructuring provisions may be recognized as part of the purchase price allocation where, as of the date of the acquisition, the appropriate level of management has begun to assess and formulate a plan to exit an activity of the acquired entity, and where, within a year of the acquisition date, the plan has been completed and management has communicated the termination or relocation arrangements to the employees of the acquired company. An intangible asset acquired must be recognized separately from goodwill if it represents contractual or legal rights or is capable of being separated or divided and sold, transferred, licensed or exchanged. Further, US GAAP requires that any consideration allocated to in-process research and development be expensed immediately.

Under UK GAAP, fair value adjustments to the net assets acquired must be finalized by the end of the first full financial year following the acquisition whereas under US GAAP the adjustments must be finalized within one year of the date of acquisition.

Prior to April 1, 2002, under UK GAAP, share for share business exchanges were accounted for at book value. Subsequently, such exchanges are accounted for at fair value. Gains on the sale of a business are recognized in the statement of total recognized gains and losses. Losses on the sale of business are recognized in the profit and loss account. Under US GAAP, share for share business exchanges are accounted at fair value. Gains and losses on the sale of a business are recognized in the income statement.

Goodwill arising on acquisition

Prior to March 31, 1998, in accordance with UK GAAP, the Group set off goodwill (that being the excess of purchase price over the fair value of the acquired entity's assets and liabilities) directly against shareholders' funds. For subsequent periods, UK GAAP requires goodwill to be capitalized and amortized over the estimated useful life of the goodwill asset. If the estimated useful life of the goodwill asset exceeds 20 years, or is indefinite, the carrying amount must be subject to annual impairment reviews.

Under US GAAP, subsequent to the adoption of the Financial Accounting Standards Board's Statement of Financial Accounting Standard ("SFAS") 141 on July 1, 2001 and SFAS 142 on April 1, 2002, goodwill is no longer amortized but is tested for impairment at least annually at the reporting unit level. A two-step impairment test is required. The first step is a comparison between the fair value and the carrying amount of the reporting unit including goodwill. If the fair value is less than the book value, goodwill would be considered to be impaired. The goodwill impairment is measured as the excess of the carrying amount of goodwill over its implied fair value. The impairment charge is included in operating income.

Consolidation

Under UK GAAP, consolidation accounting is required for investments in subsidiaries over which the Group has voting control and/or power to exercise dominant influence irrespective of the level of voting control.

Under US GAAP, subsequent to January 31, 2003, entities must be evaluated for consolidation under the variable interest entity model or the voting control model, depending on the nature and amount of the entity's equity. A variable interest entity is consolidated when a company (the "primary beneficiary") is subject to a majority of the risks and rewards of the entity. Under the voting control model, a company would consolidate investments in which it has controlling interest through majority ownership of voting shares. However, under this model, where the minority interest holds veto or approval rights over decisions that occur as part of the ordinary course of the investee's business, the presumption of consolidation is overcome and the equity method of accounting would be required (as discussed below), regardless of the likelihood of exercise of those rights.

Minority interests

Under UK GAAP, where the Group acquires less than 100% of a subsidiary, the minority interest is stated at its share of the fair value of net assets acquired. Under US GAAP, the minority interest must be stated at its share of the pre-acquisition carrying value of net assets.

Equity method of accounting for associates

Under UK GAAP, the Group's share of associates' operating profit, exceptional items, interest and taxation is presented separately in the profit and loss account. Under US GAAP, the Group's share of associates' profit and losses is presented in a single line at an after tax level in the profit and loss account.

Non-coterminous accounting periods

Under UK GAAP, when a consolidated subsidiary's or associate's year-end differs from the Group's year end, consolidation utilizing financial statements drawn up to a date within three months of the Group's year end (93 days under US GAAP) is permitted. However, where there have been material events within that three month period, the financial statements must reflect the impact of those events. Under US GAAP, recognition should be given by disclosure or otherwise to the effect of intervening events which materially affect the financial position or results of operations. Under UK GAAP, consolidation of a subsidiary's or associate's financial statements prepared on a basis coterminous with the Group's year end is also permitted.

Tangible assets

Under both UK and US GAAP, tangible assets are held at historical cost less accumulated depreciation and provisions for impairment. Prior to 1999, the Group revalued certain tangible fixed assets. On the adoption of FRS 15, "Tangible Fixed Assets" the Group opted to retain the book value of land and buildings which were revalued at April 1, 1998, but not to adopt a policy of revaluation in the future. Under US GAAP revaluations are not permitted.

Impairment of tangible and intangible fixed assets

Under both UK and US GAAP, tangible and intangible fixed assets should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Under UK GAAP, impairment is recognized by reference to discounted future cash flows, whereas under US GAAP, if the sum of the expected undiscounted

future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Under both UK and US GAAP, measurement of an impairment loss for long lived assets and definite-lived intangibles that an entity expects to hold and use should be based on the fair value of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs of disposal.

Under US GAAP, reversals of impairment losses are not permitted but under UK GAAP reversals are permitted in very restricted circumstances.

Listed investments

Under UK GAAP, listed investments are defined as investments in debt and equity securities of entities that are not considered associates or subsidiaries and are stated individually at the lower of cost and net realizable value within fixed assets or current assets in the balance sheet.

Under US GAAP, listed investments are classified as trading, available-for-sale, or held-to-maturity. Investments that are intended to be held for a short period or as part of a portfolio for the purpose of short term profits are considered trading investments, which are measured at fair value with any unrealized or realized gains and losses recognized in the income statement. Debt securities for which there is a "positive intent and ability" to hold to maturity are classified as held-to-maturity investments, which are recognized at amortized cost using the effective yield method. All debt and equity securities that are not classified as trading or held-to-maturity are classified as available-for-sale. These assets are recognized at fair value, with changes in fair value reported in other comprehensive income, a component of shareholders' equity.

Purchase of own shares

UK companies are permitted neither to purchase their own shares and hold them as assets nor to hold treasury shares. However, shares acquired through employee share ownership plans and other similar legally separable vehicles over which the company has *de facto* control are aggregated and these shares are held as fixed assets on the balance sheet.

Under US GAAP, treasury shares are classified as a reduction of equity.

Restructuring costs

Under UK GAAP the liability for all costs associated with a restructuring or reorganization, including the related employee severance costs is measured and recognised when there is a demonstrable commitment to that course of action.

Subsequent to January 1, 2003, under US GAAP, the liability for non-employee costs associated with a restructuring or reorganization is recognized when the liability is incurred. If employees are required to render service for a period greater than their minimum retention period until their employment contracts are terminated in order to receive one-time termination benefits, the liability for the termination benefits is measured initially at the communication date, but recognized over the remaining service period.

Derivative instruments

The Group values currency derivative instruments at closing rates of exchange. Resulting gains and losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the

transaction occurs and shown within debtors or creditors as appropriate. Interest rate differentials under swap arrangements and forward rate agreements used to manage interest rate exposures are recognized by adjustment to interest payable. The Group amortizes premiums and differences arising on the purchase of derivatives over the shorter of the life of the instrument and the underlying exposure. Where the instrument ceases to meet the criteria of being a hedge transaction or the underlying exposure which it is hedging is sold, matures or is extinguished, then the instrument is valued at the appropriate market rate and resulting gains or losses are recognized in the profit and loss account.

Under US GAAP, all derivative instruments are initially recognized on the balance sheet as either financial assets or liabilities at cost. Subsequent to initial measurement, derivatives are recognized in the balance sheet at fair value. Changes in the fair value of a derivative (that is, gains and losses) are recognized in either the income statement or other comprehensive income, a separate component of shareholders' equity, depending on whether hedge accounting is achieved and if so, the nature of the hedge.

Contracts that do not in their entirety meet the definition of a derivative instrument, such as certain trading contracts, bonds, insurance policies, and leases, may contain "embedded" derivative instruments – implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. Under US GAAP, embedded derivatives must be separated from the host contract, and accounted for as described above. Under UK GAAP embedded derivatives are not separated from their host contracts.

Deferred taxation

Under UK GAAP deferred tax is generally recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or the right to pay less tax in the future have occurred at the balance sheet date. Under US GAAP full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to timing differences.

In addition, under UK GAAP, deferred tax is recognised in respect of retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in the future periods has been entered into by the subsidiary. Under US GAAP deferred tax is provided on the undistributed earnings of foreign subsidiaries unless those earnings are considered to be permanently invested.

Further, under UK GAAP, deferred tax liabilities are not recognized on upward fair value revaluations of tangible fixed assets resulting from acquisitions, unless there is a binding agreement for the sale of the relevant asset. Under US GAAP, such deferred tax liabilities would be recognized.

Revenue recognition

Under UK GAAP, the Group recognizes revenue when substantially all the risks and rewards have been transferred and the revenue can be measured reliably. It may be that differences might emerge if the Group adopted US GAAP.

Under US GAAP, revenue is recorded when it is realized or realizable and earned. Generally, the following criteria must be met for revenue to be considered realized and earned:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectibility is reasonably assured.

Additionally, US GAAP requires recognition of cash consideration paid to customers as a reduction of revenue unless the following can be demonstrated:

- the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration (the identified benefit must be sufficiently separable from the recipient's purchase of the vendor's products); and
- the vendor can reasonably estimate the fair value of the benefit identified under the first condition.

Under US GAAP, cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement unless the consideration is either:

- payment for assets or services delivered to the vendor (cash consideration characterized as revenue); or
- a reimbursement of costs incurred by the customer to sell the vendor's products (cash consideration characterized as a reduction of that cost).

Stock option plans

Under UK GAAP, no cost is recognized on the issuance of stock options if the exercise price for the option is equivalent to, or above, the market price of the stock on the date of issue. Any cost, being the intrinsic value, (if the exercise price is below the market price of the stock on the date of issue) is recognized immediately unless there are future service conditions in which case the cost is spread over the performance period based upon an estimate of the likelihood of the stock options vesting.

Under US GAAP, stock options are accounted for at either fair value or using the intrinsic value method. Under the intrinsic value method, cost is equal to the difference between the market price of the shares and the option exercise price on the measurement date and is recognized over the vesting period of the options. The measurement date is known only when both the number of shares to be issued and the exercise price are determined. Where the measurement date occurs after the date of grant, as in the case of performance related options, cost is recorded under variable plan accounting such that the difference between the price of the stock at each balance sheet date and the option exercise price is charged to income over the vesting period and is adjusted in subsequent periods up to the measurement date.

Pension costs

The Group accounts for its pension costs in accordance with Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for Pension Costs" and under the transitional rules has chosen not to adopt the recognition and measurement aspects of FRS 17—"Retirement Benefits". The transitional provisions will expire on April 1, 2005. Under SSAP 24 and US GAAP, the cost of

providing pensions under defined benefit plans is charged to the profit and loss account over the employees' service lives. However requirements differ in the permitted valuation methods and in the way surpluses and deficits are accounted for. Under SSAP 24, assets are valued at the discounted present value of income streams, whilst under US GAAP market related values are used.

US GAAP requires the use of a discount rate which reflects current market conditions in determining the provision for pension and post-retirement benefits. SSAP 24 permits the use of longer term discount rates. In addition to the difference in discount rates, the amortization procedure under US GAAP applies a corridor approach for recognizing gains and losses in the determination of periodic pension and post-retirement benefits expense. Additionally for UK funding and accounting purposes it is satisfactory to carry out actuarial valuations on a three year cycle whereas annual valuations are required under US GAAP.

Dividends

Under UK GAAP, dividends are accounted for in the reporting period to which they relate and for which they have been proposed. Under US GAAP, dividends are not recorded until they are declared.

Cash flow information

The definition of "cash flows" differs between UK GAAP and US GAAP. Cash flow under UK GAAP represents increases or decreases in "cash", which is comprised of cash in hand and repayable on demand and bank overdrafts. Under US GAAP, cash flow represents increases or decreases in "cash and cash equivalents", which include short-term highly liquid investments with original maturities of less than 90 days and excludes overdrafts.

There are also certain differences in classification of items within the cash flow statement between UK and US GAAP. Under UK GAAP, cash flows are presented in the following categories: (i) operating activities, (ii) returns on investments and servicing of finance, (iii) taxation, (iv) capital expenditure and financial investment, (v) acquisitions and disposals, (vi) equity dividends paid, (vii) management of liquid resources and (viii) financing.

Under US GAAP, cash flows are segregated into operating, investing and financing activities. Cash flows arising from taxation and returns on investments and servicing of finance would be included as cash flows from operating activities under US GAAP. Cash flows arising from capital expenditure, acquisitions and disposals and financial investment are classified as cash flows from investing activities under US GAAP. Cash flows arising from management of liquid resources under UK GAAP are classified as either investing activities (where the deposit has a period to maturity in excess of three months) or as movements in cash and cash equivalents (where the deposit has less than three months to maturity) under US GAAP. The payment of dividends and debt issue costs would be included under financing activities. Movements in bank overdrafts are classified as a financing activity.

Consolidated profit and loss accounts

The Group presents adjusted earnings per share figures, which are calculated as disclosed in Note 11 of the Group Accountants' Report. Under US GAAP, no equivalent presentation exists.

Exceptional items

Under UK GAAP, income and expenses from non-recurring but significant transactions arising otherwise than in the course of the Group's ordinary activities are recorded as exceptional items but are included within operating profit. Items classified as operating exceptional items for the purposes of UK GAAP generally do not meet the definition of "extraordinary" under US GAAP and, under US GAAP, would be classified as operating income or expenses.

Under UK GAAP the loss on sale of an operation is classified as a non-operating item.

Under US GAAP the loss on the sale of an operation would be classified as an operating expense.

Consolidated balance sheet presentation

Consolidated balance sheets prepared in accordance with UK GAAP differ in certain respects from consolidated balance sheets prepared in accordance with US GAAP. Whereas under US GAAP, the analysis is between total assets and liabilities and shareholders' funds and assets are presented in descending order of liquidity, under UK GAAP assets in the consolidated balance sheet are generally presented in ascending order of liquidity in accordance with the requirements of the Companies Act. Further, certain items which are disclosed in the notes under UK GAAP would be disclosed on the face of the balance sheet under US GAAP.

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Index to Financial Information

GROUP FINANCIAL INFORMATION

Group Accountants' Report as at and for the years ended 31 March 2001, 2002 and 2003:

Consolidated profit and loss accounts for the years ended 31 March 2001, 2002 and 2003 .... G-3
Consolidated balance sheets at 31 March 2001, 2002 and 2003 .... G-4
Consolidated cash flow statements for the years ended 31 March 2001, 2002 and 2003 .... G-5
Consolidated statements of total recognised gains and losses for the years ended 31 March 2001, 2002 and 2003 .... G-6
Consolidated reconciliation of movements in shareholders' funds for the years ended 31 March 2001, 2002 and 2003 .... G-6
Notes to the consolidated financial information G-7

MILLER FINANCIAL INFORMATION

Accountants' Report as at and for the three years ended 31 December 1999, 2000 and 2001 and as at and for the three-month periods ended 31 March 2001 and 2002:

Consolidated profit and loss accounts for the years ended 31 December 1999, 2000 and 2001, and for the three months ended 31 March 2001 and 2002 .... M-2
Consolidated statements of total recognised gains and losses for the years ended 31 December 1999, 2000 and 2001, and for the three months ended 31 March 2001 and 2002 .... M-3
Consolidated reconciliations of movements in shareholders' funds for the years ended 31 December 1999, 2000 and 2001, and for the three months ended 31 March 2001 and 2002 .... M-3
Consolidated balance sheets at 31 December 1999, 2000 and 2001 and at 31 March 2001 and 2002 .... M-4
Consolidated cash flow statements M-5
Notes to the consolidated financial information M-6

PRO FORMA INCOME STATEMENT

Unaudited pro forma Group income statement for the year ended 31 March 2003 .... P-1

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GROUP FINANCIAL INFORMATION

Group Accountants' Report as at and for the years ended 31 March 2001, 2002 and 2003

The following is the text of a report on the Group by PricewaterhouseCoopers LLP, Reporting Accountants.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
SABMiller plc
Dukes Court
Duke Street
Woking
Surrey, GU21 5BH

The Directors
Miller Brewing Company
3939 West Highland Bvld.
Milwaukee, WI 53208
USA

The Directors
SABMiller Finance B.V.
Hofplein 19
3032 AC Rotterdam
The Netherlands

7 August 2003

Dear Sirs

SABMiller plc

Introduction

We report on the consolidated financial information of SABMiller plc ("SABMiller") set out below. This consolidated financial information has been prepared for inclusion in the Offering Memorandum dated 7 August 2003 relating to the proposed issue of Guaranteed Notes by Miller Brewing Company.

Basis of preparation

The consolidated financial information set out below is based on the audited consolidated financial statements of SABMiller for the three years ended 31 March 2003, after making such adjustments as we considered necessary.

Responsibility

Such consolidated financial statements are the responsibility of the directors of SABMiller, who approved their issue. SABMiller is responsible for the contents of the Offering Memorandum, in which this report is included. It is our responsibility to compile the consolidated financial information set out in our report, from the underlying consolidated financial statements, to form an opinion on the consolidated financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the consolidated financial information. The evidence included that previously obtained by us and our predecessor firm, PricewaterhouseCoopers, relating to the audits of the consolidated financial statements underlying the consolidated financial information. Our work also included an assessment of significant estimates and judgments made by those responsible for the preparation of the consolidated financial statements underlying the consolidated financial information and whether the accounting policies are appropriate to the circumstances of SABMiller, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the consolidated financial information gives for the purposes of the Offering Memorandum, a true and fair view of the state of affairs of SABMiller as at the dates stated and of its profits and cash flows and recognised gains and losses for the years then ended.

Consolidated Profit And Loss Accounts for the years ended 31 March

	Notes	2003 US$m	2002 US$m	2001 US$m
Turnover (including share of associates' turnover)	3	**9,112**	4,364	4,184
Continuing operations		**5,639**	4,364	4,184
Acquisitions		**3,473**	—	—
Less: share of associates' turnover (all continuing)		**(817)**	(647)	(560)
Group turnover	3	**8,295**	3,717	3,624
Net operating costs	4	**(7,492)**	(3,098)	(2,987)
Group operating profit	3	**803**	619	637
Continuing operations		**780**	619	637
Acquisitions		**23**	—	—
Share of operating profit of associates (all continuing)	3	**126**	85	63
Profit on partial disposal of subsidiary	5	**4**	—	—
Profit on ordinary activities before interest and taxation		**933**	704	700
Net interest payable	6	**(163)**	(98)	(54)
Group		**(142)**	(83)	(43)
Associates		**(21)**	(15)	(11)
Profit on ordinary activities before taxation		**770**	606	646
Taxation on profit on ordinary activities	7	**(349)**	(208)	(195)
Profit on ordinary activities after taxation		**421**	398	451
Equity minority interests		**(125)**	(105)	(99)
Profit for the financial year	24	**296**	293	352
Dividends	10	**(283)**	(187)	(174)
Retained profit for the financial year		**13**	106	178
Basic earnings per share (US cents)	11	**27.5**	40.7	50.4
Adjusted basic earnings per share (US cents)	11	**54.0**	48.7	53.3
Diluted earnings per share (US cents)	11	**27.4**	40.3	50.3
Dividends per share (US cents)	10	**25.0**	25.0	25.0

On 9 July 2002, the group acquired the entire issued share capital of Miller Brewing Company, the results of which are shown as acquisitions in the table above. During the three years under review, the group made a number of other acquisitions and increased its shareholdings in several subsidiaries. As disclosed in note 29, these acquisitions were material to individual business segments, but they were not material to the group as a whole. All operations are continuing.

There is no material difference between the results disclosed above and those disclosable on an unmodified historical cost basis.

Consolidated balance sheets at 31 March

	Notes	2003 US$m	2002 US$m	2001 US$m
Fixed assets				
Intangible assets	12	**6,451**	1,804	867
Tangible assets	13	**3,244**	1,858	1,784
Investments		**1,365**	1,096	1,016
Investments in associates	14	**705**	462	364
Other fixed asset investments	15	**660**	634	652
		11,060	4,758	3,667
Current assets				
Stock	16	**456**	238	205
Debtors	17	**802**	405	309
Investments	18	**2**	45	53
Cash at bank and in hand		**559**	245	165
		1,819	933	732
Creditors—amounts falling due within one year	19	**(4,027)**	(1,160)	(1,064)
Net current liabilities		**(2,208)**	(227)	(332)
Total assets less current liabilities		**8,852**	4,531	3,335
Creditors—amounts falling due after one year*	20	**(1,130)**	(1,311)	(854)
Provisions for liabilities and charges	22	**(743)**	(166)	(189)
Net assets		**6,979**	3,054	2,292
Capital and reserves				
Share capital	23	**127**	84	77
Share premium	24	**1,373**	1,371	1,367
Merger relief reserve	24	**3,395**	—	—
Revaluation and other reserves	24	**20**	32	31
Profit and loss reserve	24	**1,286**	822	531
Shareholders' funds		**6,201**	2,309	2,006
Equity minority interests		**778**	745	286
Capital employed		**6,979**	3,054	2,292

* *Includes US$590 million (2002: US$586 million, 2001: US$nil) 4.25% guaranteed convertible bonds*

Consolidated cash flow statements for the years ended 31 March

	Notes	2003 US$m	2002 US$m	2001 US$m
Net cash inflow from operating activities	25	**1,568**	975	859
Dividends received from associates		**27**	13	15
Returns on investments and servicing of finance				
Interest received		**39**	35	36
Interest paid		**(159)**	(100)	(63)
Interest element of finance lease rental payments		**(11)**	(12)	(13)
Dividends received from other investments		**3**	2	3
Dividends paid to minority interests		**(137)**	(96)	(71)
Net cash outflow from returns on investments and servicing of finance		**(265)**	(171)	(108)
Taxation paid		**(286)**	(179)	(179)
Capital expenditure and financial investments				
Purchase of tangible fixed assets		**(445)**	(266)	(350)
Sale of tangible fixed assets		**16**	16	19
Purchase of investments		**(21)**	(61)	(15)
Sale of investments		**3**	12	22
Net cash outflow for capital expenditure and financial investments		**(447)**	(299)	(324)
Acquisitions and disposals				
Purchase of subsidiary undertakings	29	**(52)**	(672)	(4)
Net cash / (overdraft) acquired with subsidiary undertakings	29	**6**	(2)	—
Sale of subsidiary undertakings	29	**44**	1	9
Net cash disposed with subsidiary undertakings	29	**(42)**	—	(1)
Purchase of shares from minorities	29	**(8)**	(32)	(453)
Settlement of deferred creditor (PU)		**—**	—	(230)
Purchase of shares in associates		**(6)**	(57)	(42)
Net funding from / (to) associates		**4**	(6)	(38)
Sale of associate		**—**	—	59
Net cash outflow for acquisitions and disposals		**(54)**	(768)	(700)
Equity dividends paid to shareholders		**(203)**	(173)	(177)
Management of liquid resources				
Sale of short-term liquid instruments		**43**	12	50
Cash withdrawn from short-term deposits		**1**	7	14
Net cash inflow from management of liquid resources	26,27	**44**	19	64
Financing				
Issue of shares		**2**	401	3
Issue of shares to minorities		**2**	1	1
New loans raised	26,27	**190**	1,189	741
Repayment of loans	26,27	**(330)**	(892)	(254)
Net cash (outflow) / inflow from financing		**(136)**	699	491
Increase / (decrease) in cash in the year	26,27	**248**	116	(59)

Consolidated statements of total recognised gains and losses for the years ended 31 March

	2003 US$m	2002 US$m	2001 US$m
Profit for the financial year	**296**	293	352
Currency translation differences on foreign currency net investments	**428**	(212)	(226)
Share of movement in reserves of associates	**—**	—	1
Other movements	**3**	8	(7)
Total recognised gains and losses for the year	**727**	89	120

Consolidated reconciliation of movements in shareholders' funds for the years ended 31 March

	2003 US$m	2002 US$m	2001 US$m
Profit for the financial year	**296**	293	352
Other recognised gains and losses relating to the year (net)	**431**	(204)	(232)
Goodwill written back on the partial disposal of subsidiary	**8**	—	—
Dividends declared by SABMiller plc	**(283)**	(187)	(174)
Nominal value of shares issued for the acquisition of Miller Brewing Company	**43**	—	—
Merger relief reserve arising on shares issued for the acquisition of Miller Brewing Company	**3,395**	—	—
Profit on redemption of redeemable preference shares held in subsidiary company	**—**	390	—
Nominal value of shares issued for the acquisition of preference shares in South African Breweries Finance (Jersey) Ltd	**—**	7	—
Net proceeds of ordinary shares issued for cash	**2**	4	3
Net increase/(decrease) in shareholders' funds	**3,892**	303	(51)
Shareholders' funds at start of year	**2,309**	2,006	2,057
Shareholders' funds at end of year	**6,201**	2,309	2,006

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$167 million at 31 March 2003 (2002: US$151 million, 2001: US$172 million).

Notes to the consolidated financial information

1. Basis of preparation

The consolidated financial information presents the financial record for the years ended 31 March 2003, 31 March 2002 and 31 March 2001.

The subsidiary and associated undertakings in the group operate in the local currency of the country in which they are based. From a functional perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms all companies report in US dollars.

The directors of the company regard the US dollar as the functional currency of the group, being the most representative currency of its operations. Therefore the consolidated financial information is presented in US dollars.

The exchange rates of rand to US dollar used in preparing the consolidated financial information were as follows:

	Weighted average rate	Closing rate
Year ended 31 March 2001	7.34	8.00
Year ended 31 March 2002	9.71	11.40
Year ended 31 March 2003	9.50	7.91

The weighted average exchange rates have been calculated based on an average of the exchange rates during the relevant year and weighted according to the turnover of the group's businesses.

2. Accounting policies

Accounting convention

The consolidated financial information has been prepared under the historical cost convention in accordance with accounting standards applicable in the United Kingdom. A summary of the more important group accounting policies is set out below.

Future UK accounting developments

The full implementation of FRS 17—'Retirement Benefits'—has been delayed. The disclosures as required by FRS 17 which give an indication of the possible impact on the financial information when fully implemented, are set out in note 34.

Basis of consolidation

The consolidated financial information includes the financial information of the subsidiary and associated undertakings of the relevant businesses owned by SABMiller plc, as outlined in note 1. The results of subsidiary undertakings sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passed or in the case of associated

2. Accounting policies (continued)

undertakings, the date significant influence ceased or commenced. Details of the principal subsidiary and associated undertakings are given in notes 37 and 38.

Where the group's interest in subsidiary undertakings is less than 100%, the share attributable to outside shareholders is reflected in minority interests.

Some of the SABMiller businesses have a local statutory accounting reference date of 31 December, but these have been consolidated in the financial information on a basis coterminous with the group's accounting reference date.

In addition, the associated undertaking, Distell Group Ltd, has a statutory accounting reference date of 30 June. For each of the years under review, this company has been included based on financial statements drawn up to 31 December, but taking into account any changes in the subsequent period from 1 January to 31 March of the respective year that would materially affect the results. In addition the associated undertaking, Sun International Inc. (disposed of on 30 June 2000) has a statutory accounting date of 31 December. In respect of the year ended 31 March 2001, Sun International Inc. has been included up to the disposal date of 30 June 2000.

Acquisitions and disposals

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Fair values of these assets and liabilities are determined by reference to market values, where available, or by reference to the current price at which similar assets could be acquired or similar obligations entered into, or by discounting expected future cash flows to present value, using either market rates or the risk free rates and risk adjusted expected future cash flows.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Where the fair value of the separable net assets acquired exceeds the fair value of the consideration given, the difference is treated as negative goodwill. Both purchased and negative goodwill are accounted for as indicated below.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the gross amount of any related goodwill to the extent that it has not previously been taken to the consolidated profit and loss account.

Associated undertakings

An associated undertaking is an entity, other than a subsidiary undertaking, in which the group has a long-term interest of not less than 20% and in respect of which the group exercises a significant influence over the operational and financial policies. The results of associated undertakings have been accounted for using the equity method of accounting.

Goodwill arising on the acquisition of an associated undertaking is accounted for as indicated below.

Notes to the consolidated financial information — (continued)

2. Accounting policies (continued)

Goodwill

The consolidated financial information adopts the provisions of FRS 10—'Goodwill and intangible assets'—which was effective for financial accounting periods ending on or after 23 December 1998. Prior to 31 March 1998, purchased and negative goodwill was set off directly against shareholders' funds in the acquisition period. This adjustment will be charged or credited in the profit and loss account on subsequent disposal of the businesses to which they relate. In respect of years subsequent to 31 March 1998, the purchased goodwill that arose has been capitalised.

The Companies Act, 1985, requires that capitalised goodwill be subject, normally, to systematic amortisation. In the case of goodwill which is regarded as having a limited useful economic life, the group's accounting policy is to amortise the goodwill through the consolidated profit and loss account over the directors' estimate of the useful life, being twenty years for the goodwill that has arisen to date. The directors' assessment of the useful life of this goodwill is based on the nature of the business acquired, the durability of the products to which the goodwill attaches and the expected future impact of competition on the business.

Where goodwill is regarded as having an indefinite useful life, the directors believe that the policy of not providing amortisation, until any permanent impairment is identified, is necessary in order that the consolidated financial information shows a true and fair view. The directors undertake an annual impairment review of the carrying value and useful economic life of such goodwill and any amortisation or provision for permanent impairment would be charged against the profit for the period in which the impairment arose. Goodwill previously written off against shareholders' funds is not subjected to an annual impairment review and any impairment arising would therefore only be recognised upon disposal of the undertaking which originally gave rise to such goodwill.

Capitalised goodwill and goodwill set off directly against shareholders' funds is recorded in the local currency of the company or business to which it relates.

Trademarks

The fair value of businesses acquired includes trademarks which are recognised in the balance sheet where the trademark has a value which is long-term. Acquired trademarks are only recognised where title is clear, the trademark could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable.

Where the acquired trademark is seen as having a finite useful economic life, it is subject to amortisation, which in respect of trademarks currently held is ten years, being the period for which the group has exclusive rights to those trademarks.

Turnover

Turnover represents the net invoice value of goods and services provided to third parties. It includes excise duties and taxes levied on casino winnings but excludes value added tax.

Notes to the consolidated financial information — (continued)

2. Accounting policies (continued)

Stocks

Stocks are valued at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows:

- Raw materials, consumables and goods for resale: Purchase cost on a first-in first-out basis ('FIFO').
- Finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses.

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

Research and development

Research and development expenditure is written off in the period in which it is incurred.

Tangible fixed assets and depreciation

Land and buildings, which have been adapted to specialised functions, are recorded at historical cost. All other land and buildings, which are used for general purposes, were previously revalued every three years on the basis of open market value for existing use by recognised professional valuers. On adoption of FRS 15—'Tangible fixed assets'—in a prior year, the group resolved to retain the book value of land and buildings which were revalued at 1 April 1998, but not to adopt a policy of revaluation in the future. These values are retained subject to the requirement to test assets for impairment in accordance with FRS 11—'Impairment of fixed assets and goodwill'. All buildings are depreciated as indicated below.

No depreciation is provided on freehold land. In respect of all other tangible fixed assets depreciation is provided on a straight-line basis at rates calculated to write off the cost or valuation, less the estimated residual value of each asset, evenly over its expected useful life as follows:

• Freehold buildings	20–50 years
• Leasehold land and buildings	Shorter of the lease term or 50 years
• Plant, vehicles and systems	2–30 years
• Containers, including returnable bottles	1–10 years

The group regularly reviews its depreciation rates to take account of any changes in circumstances. When setting useful economic lives, the principal factors the group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

Profit or loss on the sale of an asset is the difference between the disposal proceeds and the net book value, including any revaluation, of the asset. Any amount in the revaluation reserve

2. Accounting policies (continued)

relating to such an asset is transferred directly to shareholders' funds and is not included in the profit for the financial year.

Impairment

In accordance with FRS 11—'Impairment of fixed assets and goodwill'—fixed assets are subject to an impairment review if circumstances or events change to indicate that the carrying value may not be fully recoverable. The review is performed by comparing the carrying value of the fixed asset to its recoverable amount, being the higher of the net realisable value and value in use. The net realisable value is considered to be the amount that could be obtained on disposal of the asset. The value in use of the asset is determined by discounting, at a market based pre-tax discount rate, the expected future cash flows resulting from its continued use, including those arising from its final disposal. When the carrying values of fixed assets are written down by any impairment amount, the loss is recognised in the profit and loss account in the period in which it incurred. Should circumstances or events change and give rise to a reversal of a previous impairment loss, the reversal is recognised in the profit and loss account in the period in which it occurs and the carrying value of the asset is increased. The increase in the carrying value of the asset will only be up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income producing units are considered to be groups of assets and liabilities that generate income, and are largely independent of other income streams. They also include those assets and liabilities directly involved in producing the income and a suitable proportion of those used to produce more than one income stream.

Investments

Fixed asset investments, other than subsidiary and associated undertakings, are stated individually at the lower of cost and their recoverable amount which is determined as the higher of net realisable value and value in use.

Current asset investments are valued at the lower of cost and net realisable value. In determining net realisable values, market values are used in the case of listed investments and directors' estimates used in the case of unlisted investments.

Capitalisation of interest and other costs

Financing costs and certain direct costs incurred, before tax, on major capital projects during the period of development or construction are capitalised up to the time of completion of the project.

Deposits by customers

Bottles and containers in circulation are recorded within fixed assets and a corresponding liability is recorded in respect of the obligation to repay the customers' deposits. Deposits paid by customers for branded returnable bottles and containers are reflected in the balance sheet under

2. Accounting policies (continued)

creditors due within one year. Any estimated liability that is anticipated may arise in respect of deposits for unbranded containers and bottles is shown in provisions for liabilities and charges.

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future periods has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

The above policy is in accordance with FRS 19 – 'Deferred Tax' – and has been applied for all years covered by this report. The financial information reported in SABMiller's published consolidated financial statements for the year ended 31 March 2001 was not required to be prepared in accordance with FRS 19; such information has been adjusted for the purpose of this report.

Foreign currencies

The financial information denominated in US dollars has been prepared on the basis that transactions in foreign currencies are recorded in US dollars at the rate of exchange ruling at the date of the transaction or at the contracted rate where the transaction is covered by a forward foreign exchange contract. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date or, if appropriate, at the forward contract rate. All differences are taken to the consolidated profit and loss account with the exception of differences on long-term foreign currency instruments, to the extent that they are used to finance or provide a hedge against foreign equity investments, in which case they are taken directly to shareholders' funds together with any exchange difference on the carrying amount of the related asset.

The profit and loss accounts and cash flow statements of overseas subsidiary and associated undertakings are translated at weighted average rates of exchange for the relevant reporting period, other than material exceptional items which are translated at the rate on the date of the transaction and assets (including goodwill) and liabilities are translated at exchange rates prevailing at the relevant balance sheet date.

Exchange differences arising on the retranslation of opening net assets together with differences between profit and loss accounts translated at average and closing rates, are shown as a movement in shareholders' funds and in the consolidated statements of total recognised gains and losses.

Notes to the consolidated financial information — (continued)

2. Accounting policies (continued)

Leasing commitments

Assets held under finance leases which result in group companies receiving substantially all the risks and rewards of ownership are capitalised as tangible fixed assets and depreciated over their useful lives. The capital element of future obligations under the leases is included as a liability in the balance sheet classified, as appropriate, as a creditor due within or after one year. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each financial year.

Rentals paid on operating leases are charged to the consolidated profit and loss account on a straight-line basis over the lease term.

Pensions

A number of defined contribution and defined benefit pension schemes are operated by the group in accordance with local regulations. The assets of each scheme are held separately from those of the group and are administered by trustees.

Contributions to the defined benefit schemes are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension cost, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the consolidated profit and loss account are treated as either provisions or prepayments in the balance sheet.

Contributions to defined contribution schemes are expensed as incurred.

Post-retirement medical benefits

Certain group companies provide post-retirement medical benefits to qualifying employees. The expected costs of these benefits are assessed in accordance with the advice of qualified actuaries and contributions are made to the relevant funds over the expected service lives of the employees entitled to those funds. The estimated cost of providing such benefits is charged to the consolidated profit and loss account on a systematic basis over the employees' working lives within the group.

Capital instruments

Capital instruments, other than equity shares, are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance costs recognised in the consolidated profit and loss account in respect of capital instruments other than equity shares are allocated to periods over the term of the instrument at a constant rate on the carrying amount.

Notes to the consolidated financial information — (continued)

2. Accounting policies (continued)

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Financial instruments

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. When these criteria no longer apply, a financial asset or liability is no longer recognised.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, and the group intends to settle on a net basis, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the year in which they are incurred. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are taken to net interest payable over the life of the instrument.

Where the fair value of an asset falls below its carrying value, any difference is, in the case of fixed assets, provided for if it is regarded that impairment exists. In the case of current assets, provision is only made to the extent that it is considered as resulting in a lower net realisable value.

Derivative financial instruments

The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's risk management policies.

Interest rate differentials under swap arrangements and forward rate agreements used to manage interest rate exposures are recognised by adjustment to net interest payable. Premiums or discounts arising on the purchase of derivative instruments are amortised over the shorter of the life of the instrument and the underlying exposure.

Currency swap agreements and forward foreign exchange contracts are valued at closing rates of exchange. Resulting gains and losses are offset against foreign exchange gains or losses on the

2. Accounting policies (continued)

related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs and shown within debtors or creditors as appropriate.

Where the instrument ceases to meet the criteria of being a hedge transaction or the underlying exposure which it is hedging is sold, matures or is extinguished, then the instrument is valued at the appropriate market rate, after having taken account of selling costs. Any resultant gains and losses are reflected in operating income in the consolidated profit and loss account. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur.

Notes to the consolidated financial information — (continued)

3. Segmental analysis

		Turnover			Operating profit			EBITA**		
	Note	**2003 US$m**	2002 US$m	2001 US$m	**2003 US$m**	2002 US$m	2001 US$m	**2003 US$m**	2002 US$m	2001 US$m
Business segment analysis										
North America		**3,473**	—	—	**75**	—	—	**250**	—	—
Central America		**514**	186	—	**10**	7	—	**56**	22	—
Europe		**1,646**	1,280	1,097	**239**	168	130	**275**	198	148
Africa and Asia		**1,209**	946	700	**219**	162	130	**233**	171	132
Associates' share		**(480)**	(367)	(206)	**(79)**	(51)	(23)	**(85)**	(54)	(23)
		729	579	494	**140**	111	107	**148**	117	109
South Africa:										
Beer South Africa		**1,270**	1,112	1,365	**338**	287	343	**338**	287	343
Other Beverage Interests		**788**	676	816	**120**	95	106	**120**	95	106
Associates' share		**(244)**	(212)	(264)	**(26)**	(19)	(24)	**(26)**	(19)	(24)
		544	464	552	**94**	76	82	**94**	76	82
Hotels and Gaming		**212**	164	206	**42**	28	25	**42**	28	25
Associates' share		**(93)**	(68)	(90)	**(21)**	(15)	(16)	**(21)**	(15)	(16)
		119	96	116	**21**	13	9	**21**	13	9
Central Administration		**—**	—	—	**(44)**	(35)	(34)	**(44)**	(35)	(34)
Group—excluding exceptional items		**9,112**	4,364	4,184	**999**	712	700	**1,270**	766	720
Associates' share		**(817)**	(647)	(560)	**(126)**	(85)	(63)	**(132)**	(88)	(63)
		8,295	3,717	3,624	**873**	627	637	**1,138**	678	657
Exceptional items	5									
North America		**—**	—	—	**(58)** *	—	—	**(58)** *	—	—
Central America		**—**	—	—	**(12)**	—	—	**(12)**	—	—
Hotels and Gaming		**—**	—	—	**—**	—	—	**4**	—	—
Europe		**—**	—	—	**—**	(8)	—	**—**	(8)	—
		—	—	—	**(70)**	(8)	—	**(66)**	(8)	—
Group—including exceptional items		**9,112**	4,364	4,184	**929**	704	700	**1,204**	758	720
Associates' share		**(817)**	(647)	(560)	**(126)**	(85)	(63)	**(132)**	(88)	(63)
		8,295	3,717	3,624	**803**	619	637	**1,072**	670	657
Geographical market analysis										
North America		**3,465**	—	—	**49**	—	—	**224**	—	—
Central America		**525**	186	—	**11**	7	—	**58**	22	—
Europe		**1,621**	1,280	1,097	**222**	139	104	**259**	170	121
Rest of Africa and Asia		**1,261**	967	710	**228**	169	136	**240**	177	139
Associates' share		**(480)**	(367)	(206)	**(79)**	(51)	(23)	**(85)**	(54)	(23)
		781	600	504	**149**	118	113	**155**	123	116
South Africa		**2,240**	1,931	2,377	**489**	397	460	**489**	397	460
Associates' share		**(337)**	(280)	(354)	**(47)**	(34)	(40)	**(47)**	(34)	(40)
		1,903	1,651	2,023	**442**	363	420	**442**	363	420
Exceptional items	5									
North America		**—**	—	—	**(58)** *	—	—	**(58)** *	—	—
Central America		**—**	—	—	**(12)**	—	—	**(12)**	—	—
South Africa		**—**	—	—	**—**	—	—	**4**	—	—
Europe		**—**	—	—	**—**	(8)	—	**—**	(8)	—
		—	—	—	**(70)**	(8)	—	**(66)**	(8)	—
Group—including exceptional items		**9,112**	4,364	4,184	**929**	704	700	**1,204**	758	720
Associates' share		**(817)**	(647)	(560)	**(126)**	(85)	(63)	**(132)**	(88)	(63)
		8,295	3,717	3,624	**803**	619	637	**1,072**	670	657

* Includes US$6 million of integration costs incurred in other segments.

** This is calculated by expressing earnings before interest, taxation and goodwill amortisation.

Analyses by business are based on the group's management structure. There is no material difference between the source and destination of turnover. Turnover between segments is immaterial.

Notes to the consolidated financial information — (continued)

3. Segmental analysis (continued)

	Note	Net operating assets***			EBITDA****			Capital expenditure		
		2003 US$m	2002 US$m	2001 US$m	**2003 US$m**	2002 US$m	2001 US$m	**2003 US$m**	2002 US$m	2001 US$m
Business segment analysis										
North America		**5,147**	—	—	**348**	—	—	**87**	—	—
Central America		**1,089**	1,135	—	**90**	41	—	**40**	12	—
Europe		**1,446**	1,253	1,091	**387**	293	226	**169**	130	138
Africa and Asia		**866**	728	472	**166**	151	149	**42**	39	46
Associates' share		**(424)**	(306)	(162)	**—**	—	—	**—**	—	—
		442	422	310	**166**	151	149	**42**	39	46
South Africa:										
Beer South Africa		**356**	263	415	**403**	343	408	**58**	47	114
Other Beverage Interests		**524**	355	520	**119**	89	94	**38**	23	24
Associates' share		**(114)**	(74)	(103)	**—**	—	—	**—**	—	—
		410	281	417	**119**	89	94	**38**	23	24
Hotels and Gaming		**167***	140	159	**27**	21	14	**4**	13	25
Associates' share		**(167)***	(82)	(100)	**—**	—	—	**—**	—	—
		—	58	59	**27**	21	14	**4**	13	25
Central Administration		**(272)**	(193)	(148)	**(36)**	(33)	(37)	**7**	2	3
Group—excluding exceptional items		**9,323**	3,681	2,509	**1,504**	905	854	**445**	266	350
Associates' share		**(705)**	(462)	(365)	**—**	—	—	**—**	—	—
		8,618	3,219	2,144	**1,504**	905	854	**445**	266	350
Exceptional items	5									
North America		**—**	—	—	**(12)****	—	—	**—**	—	—
Central America		**—**	—	—	**(9)**	—	—	**—**	—	—
Europe		**—**	—	—	**—**	(1)	—	**—**	—	—
		—	—	—	**(21)**	(1)	—	**—**	—	—
Group—including exceptional items		**9,323**	3,681	2,509	**1,483**	904	854	**445**	266	350
Associates' share		**(705)**	(462)	(365)	**—**	—	—	**—**	—	—
		8,618	3,219	2,144	**1,483**	904	854	**445**	266	350
Geographical market analysis										
North America		**5,147**	—	—	**329**	—	—	**87**	—	—
Central America		**1,089**	1,135	—	**92**	41	—	**40**	12	—
Europe		**1,184**	1,078	959	**372**	267	200	**175**	132	140
Rest of Africa and Asia		**869**	762	498	**176**	157	154	**46**	51	62
Associates' share		**(424)**	(306)	(162)	**—**	—	—	**—**	—	—
		445	456	336	**176**	157	154	**46**	51	62
South Africa		**1,034**	706	1,052	**535**	440	500	**97**	71	148
Associates' share		**(281)**	(156)	(203)	**—**	—	—	**—**	—	—
		753	550	849	**535**	440	500	**97**	71	148
Exceptional items	5									
North America		**—**	—	—	**(12)****	—	—	**—**	—	—
Central America		**—**	—	—	**(9)**	—	—	**—**	—	—
Europe		**—**	—	—	**—**	(1)	—	**—**	—	—
		—	—	—	**(21)**	(1)	—	**—**	—	—
Group—including exceptional items		**9,323**	3,681	2,509	**1,483**	904	854	**445**	266	350
Associates' share		**(705)**	(462)	(365)	**—**	—	—	**—**	—	—
		8,618	3,219	2,144	**1,483**	904	854	**445**	266	350

* *Investment value in new associate.*
** *Includes US$5 million of integration costs incurred in other segments.*
*** *This is the sum of fixed assets (excluding Safari shares), stocks and debtors less interest free liabilities.*
**** *This comprises net cash inflow from operating activities before working capital movements.*

Notes to the consolidated financial information — (continued)

3. Segmental analysis (continued)

Effect of acquisitions

The analyses of turnover, operating profit and net operating assets by business segment include the following amounts in respect of acquisitions made:

	2003 US$m	2002 US$m	2001 US$m
Turnover			
North America	**3,473**	—	—
Central America	**—**	186	—
Europe	**—**	8	—
Africa and Asia	**55**	224	—
Associates' share	**(45)**	(139)	—
	10	85	—
Group	**3,528**	418	—
Associates' share	**(45)**	(139)	—
	3,483	279	—
Operating profit			
North America	**23**	—	—
Central America	**—**	7	—
Africa and Asia	**9**	42	—
Associates' share	**(4)**	(35)	—
	5	7	—
Group	**32**	49	—
Associates' share	**(4)**	(35)	—
	28	14	—
Net operating assets			
North America	**5,147**	—	—
Central America	**—**	1,135	—
Europe	**—**	3	—
Africa and Asia	**111**	160	1
Associates' share	**(98)**	(91)	—
	13	69	1
Group	**5,258**	1,298	1
Associates' share	**(98)**	(91)	—
	5,160	1,207	1

The following is a reconciliation of operating profit to EBITA for the group:

	2003 US$m	2002 US$m	2001 US$m
Group operating profit	**803**	619	637
Share of operating profit of associates	**126**	85	63
Profit on partial disposal of subsidiary	**4**	—	—
Profit on ordinary activities before interest and taxation	**933**	704	700
Goodwill amortisation (subsidiaries)	**265**	50	19
Goodwill amortisation on investments in associates	**2**	1	1
Share of goodwill amortisation of associates	**4**	3	—
Group EBITA	**1,204**	758	720

Notes to the consolidated financial information — (continued)

3. Segmental analysis (continued)

The following is a reconciliation of net assets to net operating assets for the group:

	2003 US$m	2002 US$m	2001 US$m
Net assets shown in the balance sheet	**6,979**	3,054	2,292
Safari shares	**(618)**	(618)	(618)
Exclude interest bearing assets and liabilities:			
current asset investments	**(2)**	(45)	(53)
cash at bank and in hand	**(559)**	(245)	(165)
borrowings falling due within one year	**2,409**	240	206
borrowings falling due after one year	**1,114**	1,295	847
Net operating assets as per segmental analysis	**9,323**	3,681	2,509

4. Net operating costs

	2003 US$m	2002 US$m	2001 US$m
Raw materials and consumable stores	**2,612**	1,096	983
Changes in stock of finished goods and work in progress	**(13)**	(6)	(9)
Excise duties	**1,472**	686	684
Employee costs	**1,015**	439	426
Depreciation of tangible fixed assets	**344**	210	201
owned assets	**282**	170	160
leased assets	**7**	6	7
container amortisation	**55**	34	34
Container breakages and shrinkage	**20**	10	11
Amortisation of intangible assets	**265**	51	20
Other operating income	**(95)**	(78)	(57)
Other operating charges	**1,798**	682	727
Impairment costs in South Africa	**4**	—	—
Brewery closure costs in Tumwater (USA)	**35**	—	—
Miller integration costs	**23**	—	—
Central America reorganisation costs	**12**	—	—
Brewery closure costs in Pitesti (Romania)	—	9	—
Asset impairment provision in Ursus (Romania)	—	10	—
Reversal of asset impairment provision in Velke Popovice (Czech)	—	(11)	—
Impairment of Monyaka	—	—	6
Profit on disposal of Sun International	—	—	(5)
	7,492	3,098	2,987

Net operating costs are stated after charging / (crediting) the following:

	2003 US$m	2002 US$m	2001 US$m
Operating lease rentals:			
land and buildings	**18**	13	13
plant, vehicles and systems	**14**	4	5
Profit on sale of fixed assets	**(1)**	(3)	(6)

Notes to the consolidated financial information — (continued)

4. Net operating costs (continued)

The following fees were paid to a number of different accounting firms as auditors of various parts of the group:

	2003 US$m	2002 US$m	2001 US$m
Group auditors			
Auditors' remuneration for audit services	**5**	3	3
Auditors' remuneration for other services	**7**	7	7
	12	10	10
Other auditors			
Auditors' remuneration for audit services	**—**	—	—
Auditors' remuneration for other services	**2**	—	—
	2	—	—

The group auditors' remuneration for non-audit services of US$7 million (2002: US$7 million, 2001: US$7 million) represents remuneration for tax services of US$1 million (2002: US$3 million, 2001: US$2 million), IT consulting services of US$1 million (2002: US$2 million, 2001: US$3 million) and due diligence, advisory and other audit related services of US$5 million (2002: US$2 million, 2001: US$2 million).

The audit fee of SABMiller plc for the year ended 31 March 2003 amounted to US$0.8 million (2002: US$0.5 million, 2001: US$0.4 million).

5. Exceptional items

The following items were treated as exceptional by the group during the years ended 31 March:

	2003 US$m	2002 US$m	2001 US$m
Recognised in operating profit:			
North America	**(58)**	—	—
Brewery closure costs in Tumwater (USA)	**(35)**	—	—
Miller integration costs	**(23)**	—	—
Central America			
Reorganisation costs	**(12)**	—	—
Europe	**—**	(8)	—
Brewery closure costs in Pitesti (Romania)	**—**	(9)	—
Asset impairment provision in Ursus (Romania)	**—**	(10)	—
Reversal of asset impairment provision in Velke Popovice (Czech)	**—**	11	—
	(70)	(8)	—
Taxation	**23**	—	—
Minority interests' share of the above items	**4**	1	—

Notes to the consolidated financial information — (continued)

5. Exceptional items (continued)

Following the acquisition of Miller Brewing Company, an operating review resulted in management announcing, on 10 January 2003, the closure of the Tumwater brewery effective from 1 July 2003. Total brewery closure costs amount to US$35 million and include the impairment of tangible fixed assets to net recoverable value (US$20 million) and rationalisation costs, including redundancy and associated closure costs (US$15 million).

The amalgamation of Miller Brewing Company with the rest of the group's business has given rise to integration costs amounting to US$23 million. These costs include consultancy fees, office closure costs and expenses related to the reorganisation of the Miller and Pilsner Urquell international businesses, including severance costs and international brand realignment costs.

Following the group's acquisition of brewing and soft drink bottling interests in Central America towards the end of 2001, US$12 million of reorganisation costs have been incurred. These consist of retrenchment costs (US$6 million), consultancy fees (US$3 million) and other associated costs (US$3 million).

Following SABMiller's acquisition of Bere Timisoreana, an operating review resulted in management announcing, in March 2002, the rationalisation of the Pitesti brewery and a fair value adjustment/impairment of the Ursus brewery, ahead of merging the two legal entities. Closure costs and asset impairment totalled US$19 million. In calculating the fair value a post-tax discount factor of 18.1% was used.

In 2002 the PU group (Czech) reversed an impairment provision of US$11 million in respect of Velke Popovice tangible fixed assets made at the date of acquisition. The reversal was occasioned by more resilient than expected volumes, and therefore improved capacity utilisation, at the brewery following national integration of the three subsidiaries in the country.

	2003 US$m	2002 US$m	2001 US$m
Recognised after operating profit:			
Hotels and Gaming			
Gain on partial disposal of subsidiary (note 29)	**12**	—	—
Goodwill previously eliminated against reserves	**(8)**	—	—
Profit on partial disposal of subsidiary	**4**	—	—
Taxation	—	—	—

On 31 March 2003 as part of an empowerment deal announced on 12 December 2002, the group disposed of its holdings in the Southern Sun Hotels and Gaming group, in return for cash, a 49% interest in the ordinary share capital of Tsogo Sun Holdings (Pty) Ltd (TSH), together with US$42 million of preference shares in TSH. Effectively, the transaction has reduced the group's holdings in the Hotels division from 100% to 49%, and in the Gaming division from 50% to 49%. The group's investment in TSH is being equity accounted.

The partial disposal of the Hotel and Gaming interests has resulted in a gain of US$12 million, which consists of profit on the transaction, after taking into account costs of disposal. In

Notes to the consolidated financial information — (continued)

5. Exceptional items (continued)

addition, goodwill of US$8 million (which had been written off against reserves) has been taken into account.

6. Net interest payable

	2003 US$m	2002 US$m	2001 US$m
Interest payable on bank loans and overdrafts	**123**	90	64
Finance charges payable under finance leases and hire purchase contracts	**11**	12	13
Interest payable on corporate bond	**25**	16	4
Amortisation of bond costs	**4**	3	—
Exchange loss on financing activity	**4**	—	—
Other interest payable	**13**	—	1
Total interest and similar charges payable	**180**	121	82
Less: amounts capitalised	**—**	—	(4)
Interest payable	**180**	121	78
Share of associates' financing costs	**21**	15	11
Interest receivable	**(38)**	(38)	(35)
	163	98	54

7. Taxation on profit on ordinary activities

	2003 US$m	2002 US$m	2001 US$m
Current taxation (all overseas)	**286**	173	167
Charge for the year	**285**	174	159
Under / (over) provision in respect of prior years	**1**	(1)	8
Withholding taxes and secondary taxation on companies	**13**	10	10
Share of associates' taxation charge	**30**	21	13
Total current taxation	**329**	204	190
Deferred taxation	**20**	4	5
Charge for the year—origination and reversal of timing differences	**33**	3	5
(Over) / under provision in respect of prior years	**(15)**	1	—
Rate change	**2**	—	—
	349	208	195
Effective tax rate before goodwill amortisation and exceptional items (%)	**33.6***	31.2	29.3

** Effective tax rate before deferred tax credit of US$9 million on ABI assessed losses from prior years was 34.4%.*

The effective tax rate is calculated by dividing the tax charge for the year by the profit before taxation excluding exceptional items and goodwill amortisation.

Notes to the consolidated financial information — (continued)

7. Taxation on profit on ordinary activities (continued)

Tax rate reconciliation

	2003 US$m	2002 US$m	2001 US$m
Profit before taxation	**770**	606	646
Tax charge at standard rate of 30%*	**231**	182	194
Exempt income	**(21)**	(18)	(20)
Other incentive allowances	**(1)**	(8)	(16)
Tax losses utilised	**(2)**	(5)	(9)
Goodwill amortisation	**78**	14	5
Disallowable expenses	**52**	20	29
Tax losses created	**3**	16	7
Withholding taxes and secondary taxation on companies	**13**	10	10
Foreign tax rate differential	**(14)**	(10)	(17)
Charges relating to prior years	**1**	—	8
Other reconciling items	**9**	7	4
Timing differences	**(20)**	(4)	(5)
Total current tax charge	**329**	204	190

** The corporate tax rate in South Africa, the largest contributor of profits in the group, and in the United Kingdom, SABMiller plc's country of primary listing, is 30% (2002: 30%, 2001: 30%).*

8. Employee costs

	2003 US$m	2002 US$m	2001 US$m
Wages and salaries	**867**	378	370
Social security costs	**63**	34	34
Other pension costs	**57**	21	18
Post-retirement benefits other than pensions	**28**	6	4
	1,015	439	426

The average monthly number of employees, which excludes employees of associated undertakings and includes executive directors, was as follows:

	2003	2002	2001
North America*	**4,559**	—	—
Central America**	**7,374**	2,197	—
Europe	**8,959**	9,247	9,253
Africa and Asia	**7,305**	6,882	6,197
Beer South Africa	**5,424**	5,739	6,567
Other Beverage Interests	**4,163**	4,934	5,068
Hotels and Gaming	**4,488**	4,120	4,130
Central Administration	**130**	111	112
Group	**42,402**	33,230	31,327

** Based on nine months. Annualised equivalent is 6,079.*
*** 2002 numbers based on four months. Annualised equivalent was 8,329.*

Notes to the consolidated financial information — (continued)

8. Employee costs (continued)

Part-time employees are included in the above analysis on the basis of their full-time equivalents.

Except for certain of the company's directors and administration staff, all of the above employees work outside the United Kingdom.

9. Directors' remuneration

	2003 US$000	2002 US$000	2001 US$001
Aggregate emoluments	**4,615**	4,882	4,440
Aggregate gains made on exercise of share options	**—**	106	901
Company contributions to money purchase pension schemes	**314**	335	311
	4,929	5,323	5,652

As at 31 March 2003 two directors (2002: six, 2001: five) had retirement benefits accruing under money purchase pension schemes.

Full details of individual directors' remuneration are given in note 39.

10. Dividends

	2003 US$m	2002 US$m	2001 US$m
Equity			
Interim paid: 6.5 US cents (2002 and 2001: 6.5 US cents) per share	**63**	45	45
Final proposed: 18.5 US cents (2002 and 2001: 18.5 US cents) per share	**220**	142	129
	283	187	174

In the year ended 31 March 2003, the interim dividend paid to Altria Group, Inc. (formerly Philip Morris Companies Inc.) on the 430 million listed and unlisted shares held by them was apportioned to the number of days in which they held the shares in the first half year and was calculated at 2.98360 US cents per share (US$13 million). The final dividend is to be paid in full, thus giving a total dividend of 21.48360 US cents per share (US$92 million).

Dividends amounting to US$19 million (2002 and 2001: US$19 million) in respect of the company's shares held by Safari Ltd have been deducted in arriving at the aggregate of dividends paid and proposed.

The employee benefit trusts which hold shares for the various executive share incentive schemes have waived rights to dividends.

Notes to the consolidated financial information — (continued)

11. Earnings per share

	2003 US cents	2002 US cents	2001 US cents
Basic earnings per share	**27.5**	40.7	50.4
Adjusted basic earnings per share	**54.0**	48.7	53.3
Diluted earnings per share	**27.4**	40.3	50.3

The calculation of basic earnings per share has been based on the profit for the financial year as shown below, and on a weighted average number of shares in issue of 1,076,143,990 (2002: 718,504,170, 2001: 697,115,210).

At 31 March 2003 there were 12,051,400 (2002: 10,085,000, 2001: 9,431,500) share purchase options outstanding under the SABMiller plc Executive Share Purchase Scheme (South Africa), 5,590,729 (2002: 3,646,278, 2001: 2,017,276) share purchase options outstanding under the SABMiller plc Executive Share Option Scheme (Approved Scheme and (No 2) Scheme combined), nil, (2002: nil, 2001: 451,442) which may be issued in accordance with the SABMiller plc Performance Share Awards Scheme and 1,680,615 (2002: 687,384, 2001: 451,440) conditional awards under the SABMiller plc Performance Share Awards Scheme, which have not yet vested. The calculation of diluted earnings per share is based on a weighted average number of shares in issue of 1,079,114,345 (2002: 766,644,698, 2001: 699,405,049), after adjusting for 2,970,355 (2002: 48,140,528, 2001: 2,289,839) weighted potentially dilutive ordinary shares arising from the share options and the guaranteed convertible bond (2002 only) and the profit for the financial year as shown below, adjusted for a net interest saving of US$ nil (2002: $16 million, 2001: nil), (after tax) on the 4.25% guaranteed convertible bond (2002 only). The guaranteed convertible bond was not dilutive in 2003. The average share price of SABMiller plc since the beginning of the financial year, used in determining the number of potentially dilutive shares, is US$7.33 (2002: US$6.67, 2001: US$6.84), compared with an average strike price on the outstanding options of US$6.58 (2002: US$4.84, 2001 US$5.46).

Notes to the consolidated financial information — (continued)

11. Earnings per share (continued)

The group has also presented an adjusted earnings per share figure to exclude the impact of amortisation and other non-recurring items in order to present a more meaningful comparison for the years shown in the consolidated financial information. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average shares in issue as the basic earnings per share calculation. Headline earnings has been calculated in accordance with the Institute of Investment Management and Research ('IIMR')'s Statement of Investment Practice No.1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2003 US$m	2002 US$m	2001 US$m
Profit for the financial year	**296**	293	352
Amortisation of goodwill	**271**	54	20
Brewery closure costs in Tumwater (USA)	**35**	—	—
Profit on partial disposal of subsidiary	**(4)**	—	—
Impairment costs in South Africa	**4**	—	—
Profit on sale of fixed assets and investments	—	(4)	(2)
Brewery closure costs in Pitesti (Romania)	—	9	—
Asset impairment provision in Ursus (Romania)	—	10	—
Reversal of impairment provision in Velke Popovice (Czech)	—	(11)	—
Impairment costs in Africa	—	2	—
Monyaka impairment	—	—	6
Profit on sale of Sun International	—	—	(5)
Tax effects of the above items	**(15)**	—	(2)
Minority interests' share of the above items	**(21)**	(7)	—
Headline earnings (basic)	**566**	346	369
Integration / reorganisation costs*	**35**	7	4
Tax effects of the above items	**(9)**	(2)	(1)
Deferred tax adjustments due to assessed loss (ABI)	**(9)**	—	—
Minority interests' share of the above items	**(2)**	(1)	—
Adjusted earnings	**581**	350	372

** Comprises integration costs of Miller (US$23 million) and reorganisation costs in Central America (US$12 million) in the year ended 31 March 2003, reorganisation costs of Distell Group Ltd and Central America in the year ended 31 March 2002 and reorganisation costs of Distell Group Ltd and Hotels and Gaming in the year ended 31 March 2001.*

Notes to the consolidated financial information — (continued)

12. Intangible assets

	Trademarks US$m	Goodwill US$m	Total US$m
Cost			
At 31 March 2000	8	611	619
Exchange adjustments	—	(75)	(75)
Arising on increase in share of subsidiary undertakings	—	343	343
Arising on acquisition of subsidiary undertakings	—	4	4
Arising on equity loan conversion	—	4	4
Hindsight adjustment	(1)	4	3
At 31 March 2001	7	891	898
Exchange adjustments	(2)	(38)	(40)
Additions	1	—	1
Arising on increase in share of subsidiary undertakings	—	10	10
Arising on acquisition of subsidiary undertakings	—	1,016	1,016
At 31 March 2002	6	1,879	1,885
Exchange adjustments	—	208	208
Write-off	(1)	—	(1)
Arising on increase in share of subsidiary undertakings	—	6	6
Arising on decrease in share of subsidiary undertakings	—	(3)	(3)
Arising on acquisition of subsidiary undertakings	—	4,727	4,727
Arising on disposal of subsidiary undertakings	—	(15)	(15)
Hindsight adjustment	—	4	4
At 31 March 2003	**5**	**6,806**	**6,811**
Amortisation			
At 31 March 2000	4	7	11
Amortised during the year	1	19	20
At 31 March 2001	5	26	31
Amortised during the year	—	50	50
At 31 March 2002	5	76	81
Amortised during the year	—	265	265
Arising on disposal of subsidiary undertakings	—	(1)	(1)
Exchange adjustments	—	15	15
At 31 March 2003	**5**	**355**	**360**
Net book amount			
At 31 March 2001	2	865	867
At 31 March 2002	1	1,803	1,804
At 31 March 2003	—	**6,451**	**6,451**

Notes to the consolidated financial information — (continued)

12. Intangible assets (continued)

The goodwill balance at 31 March 2003 of US$6,451 million (2002: US$1,803 million, 2001: US$ 865 million) includes US$4,733 million (2002: US$1,026 million, 2001: US$347 million) due to acquisition activities. For the year ended 31 March 2003 the acquisition of Miller Brewing Company resulted in US$4,673 million goodwill and other acquisitions within Europe, Central America and Africa and Asia added a further US$60 million.

For the year ended 31 March 2002, operations acquired in Central America resulted in US$930 million new goodwill and other acquisitions within the Europe and Africa and Asia segments added a further US$96 million. The year ended 31 March 2001 includes US$281 million in respect of the increase in shareholding of Pilsner Urquell (PU), US$32 million in respect of the increase in shareholding of Amalgamated Beverage Industries Limited (ABI) and US$34 million in respect of the increase in shareholdings in several Europe and Africa and Asia operations.

Goodwill arising from the acquisitions is being amortised over 20 years, with the exception of purchased goodwill in ABI, which the directors believe has an indefinite life. This is consistent with the treatment of goodwill that arose on the acquisition of Suncrush, which was acquired by ABI on 8 June 1998. The directors consider the goodwill to be supported by the existence of bottlers' agreements with Coca-Cola (Southern Africa) (Proprietary) Limited (CCSA). ABI has similar bottlers' agreements in respect of other regions within South Africa. These bottlers' agreements, which are based on the Coca-Cola system, establish performance obligations as to production, distribution and marketing arrangements to maximise long-term growth in volume, cash flow and shareholder value of the bottler company. The Coca-Cola system came into being during 1899 and has had a consistent history of growth and success since that date.

The Suncrush agreements with CCSA were established in 1955 and have been in place since then. The current agreements are for a period of ten years, with an extension of five years, expiring on 30 September 2007 and contain provisions for renewal at no cost. ABI has had similar agreements since 1976 and they have always been renewed prior to expiry. In the view of the directors, the bottlers' agreements reflect a long and ongoing relationship between the respective managements of ABI and CCSA.

The directors have given due consideration to financial forecasts in respect of the ABI business, the history of dealings of ABI with CCSA and the established international practice of The Coca-Cola Company in relation to its bottlers' agreements. In light of the above factors, the directors believe that the Suncrush agreements will continue to be renewed at the end of their legal expiry dates and the commercial value of the Coca-Cola product will be maintained. Accordingly, the directors are of the view that the goodwill of US$238 million (2002: US$165 million; 2001: US$235 million), as underpinned by the bottlers' agreements, currently has an indefinite economic life. The directors have performed a review for impairment at 31 March 2003 and each year end and are of the opinion that no provision is required.

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$167 million at 31 March 2003 (2002: US$151 million, 2001: US$ 172 million), after resurrecting goodwill amounting to US$8 million on the partial disposal of the group's interests in the Hotels and Gaming division in 2003.

Notes to the consolidated financial information — (continued)

13. Tangible assets

	Assets in course of construction US$m	Land and buildings US$m	Plant, vehicles and systems US$m	Containers US$m	Total US$m
Cost or valuation					
At 31 March 2000	84	666	1,908	409	3,067
Exchange adjustments	(8)	(75)	(248)	(56)	(387)
Additions	216	23	67	37	343
Transfers from / (to) other assets	1	2	(1)	—	2
Arising on acquisition of subsidiary undertakings	—	1	1	—	2
Arising on disposal of subsidiary undertaking	—	(2)	(13)	—	(15)
Disposals	—	(4)	(41)	(7)	(52)
Deposit price increase	—	—	—	3	3
Breakages and shrinkage	—	—	—	(11)	(11)
Transfers	(196)	(1)	180	17	—
Write-offs	—	(3)	(15)	(2)	(20)
At 31 March 2001	97	607	1,838	390	2,932
Exchange adjustments	(9)	(80)	(294)	(64)	(447)
Additions	147	21	63	33	264
Transfers (to) / from other assets	(6)	1	7	—	2
Arising on acquisition of subsidiary undertakings	18	83	293	88	482
Disposals	—	(14)	(37)	(6)	(57)
Deposit price increase	—	—	—	6	6
Breakages and shrinkage	—	—	—	(10)	(10)
Transfers	(158)	8	132	18	—
Write-offs	—	(4)	(5)	(3)	(12)
Brewery closure costs in Pitesti (Romania)	—	(3)	(7)	—	(10)
Impairment provision in Ursus (Romania)	—	(5)	(8)	(3)	(16)
Reversal of impairment provision in Velke Popovice (Czech)	—	11	21	—	32
At 31 March 2002	89	625	2,003	449	3,166
Exchange adjustments	11	108	386	98	603
Additions	290	16	83	59	448
Transfers from other assets	1	1	—	—	2
Arising on acquisition of subsidiary undertakings	38	285	782	39	1,144
Hindsight adjustments	—	24	(1)	(12)	11
Arising on disposal of subsidiary undertakings	—	(83)	(42)	—	(125)
Disposals	—	(5)	(61)	(14)	(80)
Deposit price increase	—	—	—	9	9
Breakages and shrinkage	—	—	—	(20)	(20)
Transfers	(266)	70	174	22	—
Write-offs	(1)	(7)	(52)	(26)	(86)
Impairment provision in Tumwater (USA)	—	(2)	(20)	—	(22)
Impairment provision in South Africa	—	—	(4)	—	(4)
At 31 March 2003	**162**	**1,032**	**3,248**	**604**	**5,046**

13. Tangible assets (continued)

	Assets in course of construction US$m	Land and buildings US$m	Plant, vehicles and systems US$m	Containers US$m	Total US$m
Depreciation					
At 31 March 2000	—	109	855	190	1,154
Exchange adjustments	—	(12)	(121)	(23)	(156)
Provided during the period	—	15	152	34	201
Disposals	—	(1)	(34)	(3)	(38)
Arising on disposal of subsidiary undertaking	—	(1)	(7)	—	(8)
Transfers	—	(3)	3	—	—
Write-offs	—	—	(5)	—	(5)
At 31 March 2001	—	107	843	198	1,148
Exchange adjustments	—	(14)	(133)	(31)	(178)
Provided during the period	—	17	159	34	210
Arising on acquisition of subsidiary undertakings	—	11	126	24	161
Disposals	—	(5)	(33)	(2)	(40)
Transfers	—	6	(6)	—	—
Write-offs	—	—	(5)	(1)	(6)
Brewery closure costs in Pitesti (Romania)	—	(1)	(1)	—	(2)
Impairment provision in Ursus (Romania)	—	(1)	(3)	(2)	(6)
Reversal of impairment provision in Velke Popovice (Czech)	—	4	17	—	21
At 31 March 2002	—	124	964	220	1,308
Exchange adjustments	—	26	210	59	295
Provided during the period	—	32	257	55	344
Arising on disposal of subsidiary undertakings	—	(19)	(25)	—	(44)
Disposals	—	(3)	(53)	(10)	(66)
Transfers	—	18	(17)	(1)	—
Write-offs	—	(1)	(25)	(7)	(33)
Impairment provision in Tumwater (USA)	—	—	(2)	—	(2)
At 31 March 2003	**—**	**177**	**1,309**	**316**	**1,802**
Net book amount					
At 31 March 2001	97	500	995	192	1,784
At 31 March 2002	89	501	1,039	229	1,858
At 31 March 2003	**162**	**855**	**1,939**	**288**	**3,244**

Notes to the consolidated financial information — (continued)

13. Tangible assets (continued)

Analyses of the net book amount of land and buildings:

	2003 US$m	2002 US$m	2001 US$m
Freehold	**771**	406	420
Long leaseholds (over 50 years unexpired)	**36**	18	13
Short leaseholds (under 50 years unexpired)	**48**	77	67
	855	501	500

Included in land and buildings is a total of US$110 million (2002: US$39 million, 2001: US$56 million) of freehold land which is not depreciated.

The group has adopted FRS 15—'Tangible fixed assets'—and in the year ended 31 March 2001 followed the transitional provisions to retain the book value of land and buildings.

The group's general purpose properties were revalued at 1 April 1998 on the basis of open market value for existing use by independent qualified valuers. The valuations were undertaken in accordance with the manual of the Royal Institute of Chartered Surveyors in the United Kingdom and the South African Institute of Valuers. The book values of these properties were adjusted to their valuations during the relevant financial period and the resultant net surpluses or deficits credited to the revaluation reserve. No provision is made for any tax on capital gains which may arise on the disposal of the group's properties at their balance sheet amounts.

The comparable amounts under the historical cost convention for land and buildings are:

	2003 US$m	2002 US$m	2001 US$m
Historical cost	**1,027**	620	581
Aggregate depreciation based on cost	**(176)**	(124)	(101)
Net book amount	**851**	496	480

Included in the amounts for plant, vehicles and systems are the following amounts relating to assets held under finance leases:

	2003 US$m	2002 US$m	2001 US$m
Cost	**88**	63	78
Aggregate depreciation	**(38)**	(33)	(32)
Net book amount	**50**	30	46

Notes to the consolidated financial information — (continued)

13. Tangible assets (continued)

Included in the amounts for plant, vehicles and systems are the following amounts in respect of interest capitalised:

	2003 US$m	2002 US$m	2001 US$m
At beginning of year	**10**	15	14
Capitalised during the year	—	—	4
Exchange adjustments	**4**	(5)	(3)
At end of year	**14**	10	15

14. Investments in associates

	Investments US$m	Loans US$m	Total US$m
At 31 March 2000	360	19	379
Exchange adjustments	(53)	(7)	(60)
Additions	42	38	80
Disposals	(50)	(3)	(53)
Share of retained profit after tax in the year	24	—	24
Goodwill amortised	(1)	—	(1)
Impairment of Monyaka	—	(5)	(5)
Transfers	(6)	6	—
Transfer to current assets	—	(1)	(1)
Share of reserve movements in the year	1	—	1
At 31 March 2001	317	47	364
Exchange adjustments	(61)	(15)	(76)
Additions	136	7	143
Disposals	(5)	—	(5)
Share of retained profit after tax in the year	37	—	37
Goodwill amortised	(1)	—	(1)
At 31 March 2002	423	39	462
Exchange adjustments	81	16	97
Additions	166	40	206
Disposals	—	(3)	(3)
Arising on disposal of subsidiary undertakings	(51)	(43)	(94)
Share of retained profit after tax in the year	39	—	39
Goodwill amortised	(2)	—	(2)
At 31 March 2003	**656**	**49**	**705**

Additions in the year ended 31 March 2003 include investment in Tsogo Sun Holdings of US$42 million in preference shares, US$57 million in ordinary shares and a loan of US$40 million (see note 29), and an investment of US$56 million for a 20% interest in Kenya Breweries Limited as part of the East African restructuring.

Notes to the consolidated financial information — (continued)

14. Investments in associates (continued)

The gross cost of investments in associates as at 31 March 2003 was US$714 million (2002: US$469 million, 2001: US$370 million) of which the gross cost of loans was US$54 million at 31 March 2003 (2002: US$44 million, 2001: US$52 million).

The analysis of associated undertakings between listed and unlisted investments is shown below:

	2003 US$m	2002 US$m	2001 US$m
At carrying value			
Listed	**90**	61	95
Unlisted	**566**	362	222
	656	423	317
At market value			
Listed	**219**	107	99

The group's aggregate share of certain balance sheet captions of its associated undertakings for the years ended 31 March were as follows:

	2003 US$m	2002 US$m	2001 US$m
Fixed assets	**758**	455	393
Current assets	**228**	215	171
	986	670	564
Creditors—amounts falling due within one year	**(243)**	(164)	(134)
Creditors—amounts falling due after one year	**(173)**	(101)	(114)
	(416)	(265)	(248)
Net assets	**570**	405	316

The above is reconciled to the carrying value of investments in associated undertakings as follows:

	2003 US$m	2002 US$m	2001 US$m
Net assets	**570**	405	316
Equity minority interest	**(33)**	(27)	(11)
Goodwill capitalised	**119**	45	12
Investments in associates	**656**	423	317

Notes to the consolidated financial information — (continued)

15. Other fixed asset investments

	Investments US$m	Loans US$m	Total US$m
At 31 March 2000	598	11	609
Exchange adjustments	(5)	(2)	(7)
Additions	61	12	73
Disposals	(16)	(5)	(21)
Provisions for diminution in value	(1)	—	(1)
Transfer to short-term investments	—	(1)	(1)
At 31 March 2001	637	15	652
Exchange adjustments	(3)	(3)	(6)
Disposals	(9)	(3)	(12)
Arising on acquisition of subsidiary undertakings	1	—	1
Amortisation of employee benefit trust costs	(1)	—	(1)
At 31 March 2002	625	9	634
Exchange adjustments	1	3	4
Additions	19	1	20
Disposals	—	(3)	(3)
Arising on acquisition of subsidiary undertakings	1	—	1
Arising on disposal of subsidiary undertakings	(1)	—	(1)
Amortisation of employee benefit trust costs	(1)	—	(1)
Transfer from debtors	—	6	6
At 31 March 2003	**644**	**16**	**660**

In the financial year ended 31 March 2000, Safari Ltd (a special purpose vehicle established and financed by a wholly-owned subsidiary of SABMiller plc) acquired 77,368,338 SABMiller plc shares at an initial cost of US$560 million. In terms of the agreement, a top-up payment of US$58 million was accrued for at 31 March 2001 and paid to the selling Bevcon shareholders on 3 April 2001. On 9 July 2002 these shares held by Safari Ltd were converted to non-voting convertible shares. The carrying value and directors' value (based on the market value of listed SABMiller plc shares) at 31 March 2003 was US$618 million and US$484 million respectively (2002: carrying value of US$618 million and market value of US$533 million, 2001: carrying value of US$618 million and market value of US$508 million). The directors consider that the diminution in value below the carrying amount is not permanent.

All other amounts included above are unlisted investments except for Edgars Consolidated Stores Ltd which is carried at a nominal value, and had a market value at 31 March 2003 attributable to SABMiller plc of US$71 million (2002: US$24 million, 2001: US$29 million), and 2,095,526 (2002 and 2001: 322,626) own shares held which had a carrying value of US$11 million (2002: US$ nil, 2001: US$ 2 million) and a market value at 31 March 2003 of US$13 million (2002 and 2001: US$2 million). The interest in own shares represents shares held by the employee benefit trusts, for the purposes of the various executive share incentive schemes. The shares currently rank *pari passu* with all other ordinary shares.

15. Other fixed asset investments (continued)

The gross cost of total other fixed asset investments as at 31 March 2003 was US$667 million (2002: US$640 million, 2001: US$657 million).

16. Stock

	2003 US$m	2002 US$m	2001 US$m
Raw materials and consumable stores	**258**	128	96
Work in progress	**53**	33	31
Finished goods and goods for resale	**145**	77	78
	456	238	205

There is no material difference between the replacement cost and book value of stock.

17. Debtors

	2003 US$m	2002 US$m	2001 US$m
Trade debtors	**487**	250	183
Proceeds receivable on disposal of associate	**1**	1	3
Amounts owed by associates:			
trade	**—**	7	9
other loans	**—**	1	1
VAT, tax and other Government receivables	**48**	23	14
Deferred tax	**98**	5	—
Other debtors	**32**	35	30
Staff and other loans	**13**	17	14
Prepayments and accrued income	**123**	66	55
	802	405	309

18. Current asset investments

	2003 US$m	2002 US$m	2001 US$m
Short-term bank deposits	**1**	44	52
Short-term portion of fixed asset investment	**1**	1	1
	2	45	53

Notes to the consolidated financial information — (continued)

19. Creditors—amounts falling due within one year

	2003 US$m	2002 US$m	2001 US$m
Short-term borrowings	**2,271**	164	99
Bank overdrafts	**118**	62	86
Obligations under finance lease and hire purchase contracts	**20**	14	21
Interest bearing borrowings	**2,409**	240	206
Trade creditors	**367**	176	126
Accruals and deferred income	**338**	186	171
Containers in the hands of customers	**151**	107	99
Payroll related creditors	**115**	49	29
Deferred consideration for acquisitions	**1**	1	21
Amounts owed to associates	**17**	22	8
Dividends payable to SABMiller plc shareholders	**220**	141	129
Dividends payable to external minorities	**51**	34	29
Corporate taxation	**118**	72	71
Excise duty payable	**122**	63	60
Value added and other taxes payable	**50**	29	21
Bevcon shareholders (note 15)	**—**	—	58
Other creditors	**68**	40	36
	4,027	1,160	1,064

Included in the payroll related creditors at 31 March 2003 is a balance of US$23 million (2002: US$11 million, 2001 US$9 million) as a result of the contribution holiday in the South African Breweries Staff Provident Fund.

20. Creditors—amounts falling due after one year

	2003 US$m	2002 US$m	2001 US$m
Long-term borrowings	**1,084**	1,265	777
Obligations under finance lease and hire purchase contracts	**30**	30	70
Interest bearing borrowings	**1,114**	1,295	847
Other creditors	**16**	16	7
	1,130	1,311	854

Notes to the consolidated financial information — (continued)

21. Borrowings

	2003 US$m	2002 US$m	2001 US$m
US$328 million 8.06% Private Bond Placing	**328**	328	—
Other unsecured bank loans	**2,492**	505	879
Other loans			
US$600 million 4.25% guaranteed convertible bonds 2006*	**590**	586	—
Unsecured debentures and loan stock	**—**	—	35
Other unsecured loans	**3**	2	—
Secured debentures and loan stock	**—**	4	8
Other secured loans	**60**	66	40
	3,473	1,491	962
Obligations under finance lease and hire purchase contracts	**50**	44	91
	3,523	1,535	1,053
Included in amounts falling due within one year	**(2,409)**	(240)	(206)
	1,114	1,295	847
Amounts falling due:			
Between one and two years	**160**	269	171
Between two and five years	**865**	878	668
In five years or more	**89**	148	8
Included within amounts falling due after one year	**1,114**	1,295	847

** On 10 August 2001 and 14 September 2001, SAB Finance (Cayman Islands) Ltd issued US$500 million and US$100 million, respectively, 4.25% Guaranteed Convertible Bonds (the 'SABMiller Bonds') due 2006 guaranteed by SABMiller and SABMiller Finance BV, each of which is convertible into 4.25% exchangeable redeemable preference shares of SAB Finance (Cayman Islands) Ltd at any time on or after 20 October 2001 and up to the close of business on the date falling seven London business days prior to 10 August 2006 (both days inclusive) or if the SABMiller Bonds are called for redemption, by SABMiller, prior to 10 August 2006, the seventh London working day before the date fixed for such redemption. The bonds are redeemable at the option of bondholders within 60 days after notice is given of an offer to all ordinary shareholders or on 10 August 2005.*

Each US$1,000 principal amount of a SABMiller Bond is convertible into one preference share having paid-up value of US$1,000. The preference shares will, in SABMiller's absolute discretion, and in each case at their paid-up value (translated into pounds sterling at the fixed rate of US$1.41=£1.00), be either immediately exchanged upon issuance for, or immediately redeemed with the redemption proceeds being immediately applied to subscribe for and/or to purchase ordinary shares at a price of 615 pence per ordinary share, which is subject to adjustment. Subject to the foregoing, 115.3203 ordinary shares will be issued or transferred in respect of each US$1,000 principal amount of a SABMiller Bond.

The maturity of obligations under finance lease and hire purchase contracts is as follows:

	2003 US$m	2002 US$m	2001 US$m
Included in amounts falling due after one year (between one and five years)	**30**	30	70
Included in amounts falling due within one year	**20**	14	21
Obligations under finance lease and hire purchase contracts	**50**	44	91

Borrowings are secured by various of the group's fixed assets with an aggregate net book value as at 31 March 2003 of US$105 million (2002: US$120 million, 2001: US$ 270 million).

Notes to the consolidated financial information — (continued)

22. Provisions for liabilities and charges

	Demerged entities US$m	Post-retirement benefits US$m	Insurance US$m	Other US$m	Deferred taxation US$m	Total US$m
At 31 March 2000	44	29	—	40	135	248
Exchange adjustments	(8)	(3)	—	(3)	(23)	(37)
Charged to profit and loss account	—	4	—	3	5	12
Utilised in the year	(11)	(3)	—	(15)	—	(29)
Transfer to creditors	—	(5)	—	—	—	(5)
At 31 March 2001	25	22	—	25	117	189
Exchange adjustments	(6)	(6)	—	(2)	(31)	(45)
Arising on acquisition of subsidiary undertakings	—	—	—	9	11	20
Charged to profit and loss account	—	8	—	1	5	14
Utilised in the year	(5)	(3)	—	(5)	—	(13)
Transfer (to)/from creditors	—	(1)	—	2	—	1
At 31 March 2002	14	20	—	30	102	166
Exchange adjustments	6	7	—	3	35	51
Arising on acquisition of subsidiary undertakings	—	414	28	5	—	447
Arising on disposal of subsidiary undertakings	—	(2)	—	—	—	(2)
Hindsight adjustments	—	8	—	5	—	13
Charged to profit and loss account	—	51	57	32	6	146
Utilised in the year	—	(16)	(50)	(9)	—	(75)
Transfer from/(to) creditors	—	3	—	(6)	—	(3)
At 31 March 2003	**20**	**485**	**35**	**60**	**143**	**743**

Demerged entities

During the year ended 31 March 1998, the group recognised a provision of US$117 million for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2002, US$5 million (2001: US$11 million) was further utilised in regard to the disposal of SAB Ltd's remaining retail interests. The residual US$20 million as at 31 March 2003 relates mainly to the disposal of OK Bazaars (1929) Ltd to Shoprite Holdings Ltd ('Shoprite'). A number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Ltd of warranties contained in the sale agreements. These claims are being contested by SAB Ltd and have been submitted for dispute resolution to independent accountants acting as experts and not as arbitrators. In March 2000 an opinion was received from the experts but subsequent to that Shoprite has instituted action against the independent experts and SABMiller indicating an intention to refute the expert opinion. While full provision for all claims has already been made on the basis of prudence, the actual outcome of the dispute cannot be estimated by the directors at this time. The further information ordinarily required by FRS 12—'Provisions,

Notes to the consolidated financial information — (continued)

22. Provisions for liabilities and charges (continued)

contingent liabilities and contingent assets'—has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the dispute.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa, for post-retirement medical and life insurance benefits to eligible employees and their dependants in North America, and pension provisions for employees in North and Central America, South Africa, Europe and Africa and Asia. The principal assumptions on which these provisions are based are disclosed in note 34.

Insurance

Insurance provisions of US$35 million at 31 March 2003 represent amounts provided in respect of claims made by employees for work-related accidents. Management estimates that the provision will be substantially utilised in the next one to two years.

Other provisions

At 31 March 2003 the group retained US$60 million (2002: US$30 million, 2001 US$25 million) of other provisions. The principal individual components of this amount are as follows:

The group provided for brewery closure costs in Tumwater (USA) at 31 March 2003 totalling US$15 million. Management estimates that the provision will be substantially utilised within one year.

The group recognised various provisions, totalling US$11 million at 31 March 2003 (2002: US$7 million, 2001: US$15 million), in relation to taxation exposures it believes may arise. The provisions principally relate to corporate taxation in respect of a number of group companies and are not individually significant. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

As at 31 March 2003 US$8 million (2002: US$7 million, 2001 US$3 million) of provisions in respect of outstanding litigation within various operations have been retained, none of which are expected to have adverse material consequences to the group.

Payroll related provisions as at 31 March 2003 of US$8 million (2002: US$10 million, 2001: US$nil) include provisions as at 31 March 2003 amounting to US$8 million (2002: US$4 million) within Central America to comply with labour legislation relating to employee service terminations and rewards.

Notes to the consolidated financial information — (continued)

22. Provisions for liabilities and charges (continued)

Deferred taxation

	2003 US$m	2002 US$m	2001 US$m
Provision for deferred tax comprises:			
Fixed asset allowances	**167**	117	127
Tax losses carried forward	**(9)**	—	—
Prepayments	**8**	6	(3)
Excise duty in stock	**4**	2	4
Unrealised foreign exchange (losses) / profits	**(5)**	2	—
Provisions	**(11)**	(16)	(12)
Pension and post-retirement benefit provisions	**(13)**	(2)	—
Other timing differences	**2**	(7)	1
	143	102	117
At the beginning of year	**102**	117	135
Arising on acquisition of subsidiary undertakings	**—**	11	—
Exchange adjustments	**35**	(31)	(23)
Charged to profit and loss account	**6**	5	5
At end of year	**143**	102	117
Included within debtors (note 17) is a deferred tax asset comprising:			
Fixed asset allowances	**(201)**	—	—
Intangible assets	**27**	—	—
Provisions	**36**	3	—
Pensions and post-retirement benefit provisions	**176**	—	—
Tax losses carried forward	**5**	2	—
Prepayments	**(3)**	—	—
Other timing differences	**58**	—	—
	98	5	—
At the beginning of year	**5**	—	—
Arising on acquisition of subsidiary undertakings	**101**	4	—
Hindsight adjustments	**6**	—	—
Charged to profit and loss account	**(14)**	1	—
At end of year	**98**	5	—

The deferred tax asset in the year ended 31 March 2003 is brought about by timing differences on provisions in North and Central America (2002: tax losses in Europe and timing differences on provisions in Central America). Given both recent and forecast trading, the directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to recover these assets.

Notes to the consolidated financial information — (continued)

23. Share capital

	2003 US$000	2002 US$000	2001 US$000
Group and company			
Authorised share capital			
9,000,000,000 ordinary shares of 10 US cents each (2002 and 2001: 2,000,000,000)	**900,000**	200,000	200,000
1,000,000,000 convertible participating shares of 10 US cents each (2002 and 2001: nil)	**100,000**	—	—
77,368,338 non-voting convertible shares of 10 US cents each (2002 and 2001: nil)	**7,737**	—	—
50,000 deferred shares of £1 each (2002 and 2001: 50,000)	**80**	80	80
Called up, allotted and fully paid share capital			
998,802,609 ordinary shares of 10 US cents each (2002: 840,888,305, 2001: 774,999,384)	**99,880**	84,089	77,500
195,051,230 convertible participating shares of 10 US cents each (2002 and 2001: nil)	**19,505**	—	—
77,368,338 non-voting convertible shares of 10 US cents each (2002 and 2001: nil)	**7,737**	—	—
50,000 deferred shares of £1 each (2002 and 2001: 50,000)	**80**	80	80

	Ordinary shares of 10 US cents each '000	Convertible participating shares of 10 US cents each '000	Non-voting convertible shares of 10 US cents each '000	Deferred shares of £1 each '000	Nominal value US$000
At 31 March 2000	774,264	—	—	50	77,506
Issue of shares	735	—	—	—	74
At 31 March 2001	774,999	—	—	50	77,580
Issue of shares	65,889	—	—	—	6,589
At 31 March 2002	840,888	—	—	50	84,169
Conversion of ordinary share capital	(77,368)	—	77 368	—	—
Issue of shares	235,283	195,051	—	—	43,033
At 31 March 2003	**998,803**	**195,051**	**77,368**	**50**	**127,202**

In respect of the year ended 31 March 2003:

On 1 July 2002 the company increased its authorised share capital to US$1,007,736,833 divided into 9,000,000,000 ordinary shares, 1,000,000,000 convertible participating shares and 77,368,338 non-voting convertible shares, each of 10 US cents, and £50,000 divided into 50,000 deferred shares of £1 each (2002 and 2001: 2,000,000,000 ordinary shares of 10 US cents and 50,000 deferred shares of £1 each).

Notes to the consolidated financial information — (continued)

23. Share capital (continued)

Upon the acquisition of Miller Brewing Company, on 9 July 2002, the company issued a total of 430,000,000 shares to Altria Group, Inc. (Altria) (formerly Philip Morris Companies Inc.), which comprised 234,948,770 ordinary shares and 195,051,230 convertible participating shares, the nominal value of which was US$43,000,000. Altria has agreed to a standstill period until 31 December 2004 and a lock-up period (in which it will not be able to sell its shares, other than in specific circumstances) until 30 June 2005.

In terms of the SABMiller share purchase, option and award schemes, a total of 333,872 new ordinary shares were allotted and issued during the year ended 31 March 2003.

On 9 July 2002 the 77,368,338 ordinary shares of 10 US cents held by Safari Ltd were converted to non-voting convertible shares of 10 US cents each.

The convertible participating shares and non-voting convertible shares rank *pari passu* with the ordinary shares in all respects and no action shall be taken by the company in relation to ordinary shares unless the same action is taken in respect of the convertible participating shares and the non-voting convertible shares. On distribution of the profits (whether by cash dividend, dividend in specie, scrip dividend, capitalisation issue or otherwise), the convertible participating shares and non-voting convertible shares each rank *pari passu* with the ordinary shares. On the return of capital (whether winding-up or otherwise) the convertible participating shares and the non-voting convertible shares each rank *pari passu* with the ordinary shares.

Altria shall be entitled to vote its convertible participating shares at general meetings of SABMiller on a poll on the basis of one-tenth of a vote for every convertible participating share on all resolutions other than a resolution:

i) proposed by any person other than Altria, to wind-up SABMiller;

ii) proposed by any person other than Altria, to appoint an administrator or to approve any arrangement with SABMiller's creditors;

iii) proposed by the Board, to sell all or substantially all of the undertaking of SABMiller; or

iv) proposed by any person other than Altria, to alter any of the class rights attaching to the convertible participating shares or to approve the creation of any new class of shares, in which case Altria shall be entitled on a poll to vote on the resolution on the basis of one vote for each convertible participating share, but, for the purposes of any resolution other than a resolution mentioned in (iv) above, the convertible participating shares shall be treated as being of the same class as the ordinary shares and no separate meeting or resolution of the holders of the convertible participating shares shall be required to be convened or passed.

Safari shall not be entitled to vote its non-voting convertible shares on any resolution other than a resolution to alter any of the class rights attaching to the non-voting convertible shares, in which case Safari shall be entitled to vote on the resolution on the basis of one vote for each non-voting convertible share.

Upon a transfer of convertible participating shares by Altria other than to an affiliate, such convertible participating shares shall convert into ordinary shares.

Notes to the consolidated financial information — (continued)

23. Share capital (continued)

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares where the Board has consented to the conversion.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares, so long as such conversion does not result in Altria's voting rights in SABMiller, expressed as a percentage of the total voting rights in SABMiller, calculated (in the case of the convertible participating shares) on the basis of one-tenth of a vote for every convertible participating share, being more than 24.99% of the total voting shareholding.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares if:

i) a third party has made a takeover offer for SABMiller and (if such offer becomes or is declared unconditional in all respects) it would result in the voting shareholding of the third party being more than 30% of the total voting shareholding; and

ii) Altria has communicated to SABMiller in writing its intention not itself to make an offer competing with such third party offer, provided that the conversion date shall be no earlier than the date on which the third party's offer becomes or is declared unconditional in all respects.

Altria shall be entitled to require SABMiller to convert its convertible participating shares into ordinary shares if the voting shareholding of a third party should be more than 24.99%, provided that:

i) the number of ordinary shares held by Altria following such conversion shall be limited to one ordinary share more than the number of ordinary shares held by the third party; and

ii) such conversion shall at no time result in Altria's voting shareholding being equal to or greater than the voting shareholding which would require Altria to make a mandatory offer in terms of rule 9 of the City Code.

If, on or after 31 December 2004, Altria wishes to acquire additional ordinary shares (other than pursuant to a pre-emptive issue of new ordinary shares or with the prior approval of the Board), Altria shall first convert into ordinary shares the lesser of:

i) such number of convertible participating shares as would result in Altria's voting shareholding being such percentage as would, in the event of Altria subsequently acquiring one additional ordinary share, require Altria to make a mandatory offer in terms of rule 9 of the City Code; and

ii) all of its remaining convertible participating shares.

Altria shall be entitled to require SABMiller to convert its ordinary shares into convertible participating shares so as to ensure that Altria's voting shareholding does not exceed 24.99% of the total voting shareholding.

SABMiller shall use its best endeavours to procure that the ordinary shares arising on conversion of the convertible participating shares and the non-voting convertible shares are admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, admitted to listing and trading on the JSE Securities Exchange South Africa, and admitted to listing and trading on any other stock exchange upon which the ordinary shares are from time to time listed

23. Share capital (continued)

and traded, but no admission to listing or trading shall be sought for the convertible participating shares or the non-voting convertible shares whilst they remain convertible participating shares or non-voting convertible shares (as the case may be).

The non-voting convertible shares are convertible into ordinary shares on a transfer to a third party unconnected with SABMiller, or Altria or any of their affiliates or any person deemed to be acting in concert with SABMiller or Altria.

The deferred shares do not carry any voting rights and do not entitle holders thereof to receive any dividends or other distributions. In the event of a winding up deferred shareholders would receive no more than the nominal value. Deferred shares represent the only non-equity share capital of the group.

In respect of the year ended 31 March 2002 following the completion of an international book building exercise 64,700,000 new ordinary shares were placed with institutional investors during December 2001. The placing comprised the issue of 56,200,000 new ordinary shares, plus an additional manager's option of 8,500,000 ordinary shares. In terms of the SABMiller plc Executive Share Purchase Scheme (South Africa), a total of 1,188,921 new ordinary shares were allotted and issued during the year ended 31 March 2002 (2001: 735,000). Prior to these share issues the issued capital consisted of 774,999,394 (2001: 774,264,384) ordinary shares of 10 US cents each. Subsequent to the issue of these shares, the issued capital consisted of 840,888,305 (2001: 774,999,394) ordinary shares of 10 US cents each.

Notes to the consolidated financial information — (continued)

23. Share capital (continued)

The following options had been granted over SABMiller plc ordinary shares pursuant to the SABMiller plc Executive Share Purchase Scheme (South Africa) and had not been exercised as at 31 March:

Date of grant	South Africa scheme	Ordinary shares 2003	2002	2001	Exercise price ZAR	Exercise period Earliest date	Latest date
21 May 1992		—	—	80,000			
11 November 1992		—	—	60,000			
24 May 1993		40,000	40,000	120,000	25.38	24.05.1998	24.05.2003
10 November 1993		30,000	30,000	110,000	27.19	10.11.1998	10.11.2003
14 April 1994		140,000	140,000	234,000	34.55	14.04.1999	14.04.2004
28 October 1994		70,000	70,000	100,000	40.09	28.10.1999	28.10.2004
24 May 1995		78,000	78,000	78,000	44.46	24.05.2000	24.05.2005
15 August 1995		20,000	20,000	40,000	47.87	15.08.2000	15.08.2005
29 September 1995		10,000	35,000	60,000	48.77	29.09.2000	29.09.2005
21 November 1995		30,000	45,000	115,000	51.18	21.11.2000	21.11.2005
29 May 1996		890,000	1,030,000	1,350,000	53.63	29.05.2001	29.05.2006
20 August 1996		265,000	275,000	470,000	50.43	20.08.2001	20.08.2006
31 January 1997		40,000	40,000	40,000	52.14	31.01.2002	31.01.2007
28 May 1997		527,000	602,000	622,000	53.95	28.05.2002	28.05.2007
12 November 1997		296,000	306,000	316,000	53.10	12.11.2002	12.11.2007
19 January 1998		570,000	570,000	585,000	48.62	19.01.2003	19.01.2008
18 August 1998		40,000	40,000	70,000	43.29	18.08.2003	18.08.2008
14 September 1998		636,000	646,000	716,000	32.84	14.09.2003	14.09.2008
11 November 1998		1,711,000	1,711,000	1,786,000	46.40	11.11.2003	11.11.2008
27 May 1999		162,500	162,500	172,500	50.90	27.05.2004	27.05.2009
1 September 1999		35,000	35,000	35,000	50.05	01.09.2004	01.09.2009
25 November 1999		245,000	284,500	300,500	56.50	25.11.2004	25.11.2009
2 June 2000		684,500	694,500	711,500	43.09	02.06.2005	02.06.2010
1 December 2000		1,095,000	1,180,000	1,260,000	45.97	01.12.2005	01.12.2010
1 June 2001		387,000	387,000	—	59.15	01.06.2006	01.06.2011
30 November 2001		1,656,000	1,663,500	—	67.05	30.11.2006	30.11.2011
31 May 2002		450,900	—	—	80.05	31.05.2007	31.05.2012
22 November 2002		1,942,500	—	—	67.17	22.11.2007	22.11.2012
Total		12,051,400	10,085,000	9,431,500			

Notes to the consolidated financial information — (continued)

23. Share capital (continued)

The following options had been granted over SABMiller plc ordinary shares under the UK SABMiller plc Approved Executive Share Option Scheme and the SABMiller plc Executive Share Option (No 2) Scheme and had not been exercised as at 31 March:

Date of grant	UK scheme	Ordinary shares 2003	2002	2001	Exercise price £	Exercise period Earliest date	Latest date
9 March 1999		407,206	407,206	407,206	4.850	09.03.2002	09.03.2009
16 March 1999*		44,688	44,688	44,688	5.370	16.03.2002	16.03.2009
27 May 1999		125,104	166,537	166,537	5.170	27.05.2002	27.05.2009
27 May 1999*		5,802	5,802	5,802	5.170	27.05.2002	27.05.2009
1 September 1999		12,180	12,180	12,180	5.140	01.09.2002	01.09.2009
2 June 2000		1,220,716	1,277,706	1,293,477	4.110	02.06.2003	02.06.2010
2 June 2000*		21,897	21,897	21,897	4.110	02.06.2003	02.06.2010
1 December 2000		58,380	58,380	58,380	4.220	01.12.2003	01.12.2010
1 December 2000*		7,109	7,109	7,109	4.220	01.12.2003	01.12.2010
1 June 2001		1,466,756	1,519,053	—	5.160	01.06.2004	01.06.2011
1 June 2001*		17,442	17,442	—	5.160	01.06.2004	01.06.2011
30 November 2001		89,210	89,210	—	4.720	30.11.2004	30.11.2011
30 November 2001* ...		19,068	19,068	—	4.720	30.11.2004	30.11.2011
31 May 2002		1,621,673	—	—	5.705	31.05.2005	31.05.2012
31 May 2002*		26,295	—	—	5.705	31.05.2005	31.05.2012
4 September 2002		159,468	—	—	4.515	04.09.2005	04.09.2012
4 September 2002*		6,645	—	—	4.515	04.09.2005	04.09.2012
22 November 2002		247,000	—	—	4.400	22.11.2005	22.11.2012
22 November 2002* ...		34,090	—	—	4.400	22.11.2005	22.11.2012
		5,590,729	3,646,278	2,017,276			

* SABMiller plc Approved Executive Share Option Scheme

Notes to the consolidated financial information — (continued)

23. Share capital (continued)

The following shares had been granted under the SABMiller plc Performance Share Award Scheme and had not vested as at 31 March 2003:

Date of award	Ordinary shares	Exercise price	Date by which performance condition must be met
1 June 2000	261,383	Nil	01.06.2003
1 June 2001	229,015	Nil	01.06.2004
30 November 2001	6,929	Nil	30.11.2004
31 May 2002	353,518	Nil	31.05.2005
9 July 2002	400,000	Nil	09.07.2005
1 August 2002	200,000	Nil	01.08.2005
1 September 2002	109,770	Nil	01.09.2005
22 November 2002	120,000	Nil	22.11.2005
	1,680,615		

The award on 23 March 1999 for 190,057 ordinary shares with a £1.00 exercise price and the date by which the performance criteria had to be met of 8 June 2002 lapsed because the performance criteria were not met.

The award on 1 June 2000 for 261,383 ordinary shares lapsed because the performance criteria were not met.

Notes to the consolidated financial information — (continued)

24. Reserves

	Share premium US$m	Merger relief reserve US$m	Revaluation and other reserves US$m	Profit and loss reserve US$m	Total US$m
At 31 March 2000	1,364	—	37	579	1,980
Issue of shares to SABMiller plc shareholders	3	—	—	—	3
Profit for the financial year	—	—	—	352	352
Dividends declared	—	—	—	(174)	(174)
Exchange movements	—	—	—	(226)	(226)
Share in movement in reserves of associates	—	—	—	1	1
Transfers	—	—	(6)	6	—
Other movements	—	—	—	(7)	(7)
At 31 March 2001	1,367	—	31	531	1,929
Issue of shares to SABMiller plc shareholders*	4	—	—	390	394
Profit for the financial year	—	—	—	293	293
Dividends declared	—	—	—	(187)	(187)
Exchange movements	—	—	—	(212)	(212)
Other movements	—	—	1	7	8
At 31 March 2002	1,371	—	32	822	2,225
Issue of shares to SABMiller plc shareholders**	2	3,395	—	—	3,397
Profit for the financial year	—	—	—	296	296
Dividends declared	—	—	—	(283)	(283)
Exchange movements	—	—	—	428	428
Transfers	—	—	(12)	12	—
Goodwill written back on partial disposal of subsidiary	—	—	—	8	8
Other movements	—	—	—	3	3
At 31 March 2003	**1,373**	**3,395**	**20**	**1,286**	**6,074**

* In December 2001, SABMiller plc issued 64.7 million new ordinary shares at £4.45 each in an equity placing. The new shares were issued to placees nominated by the managers of the placing, in exchange for the transfer by the managers to SABMiller plc of redeemable preference shares in a new United Kingdom tax resident Jersey incorporated company. In accordance with the merger relief provisions of The Companies Act, 1985, the company recorded its investment in these preference shares at the nominal value of the ordinary shares issued in the placing. Upon the subsequent redemption of those preference shares, SABMiller plc recognised a distributable profit of US$390 million.

** In accordance with section 131 of The Companies Act, 1985, for the year ended 31 March 2003, the company recorded the US$3,395 million excess of the value attributed to the shares issued as consideration for Miller Brewing Company over the nominal value of those shares as a merger relief reserve.

The group profit and loss reserve includes amounts of US$116 million (2002: US$20 million, 2001: US$22 million), the distribution of which is limited by statutory or other restrictions.

Notes to the consolidated financial information — (continued)

25. Reconciliation of operating profit to net cash inflow from operating activities

	2003 US$m	2002 US$m	2001 US$m
Operating profit	**803**	619	637
Depreciation:			
tangible fixed assets	**289**	176	167
containers	**55**	34	34
Container breakages and shrinkage	**20**	10	11
Amortisation of intangible assets	**265**	51	20
Dividends received from other investments	**(3)**	(2)	(3)
Profit on sale of fixed assets	**(1)**	(3)	(6)
Impairment provision in South Africa	**4**	—	—
Brewery closure costs in Tumwater (USA)	**35**	—	—
Miller integration costs	**11**	—	—
Central America reorganisation costs	**3**	—	—
Brewery closure costs in Pitesti (Romania)	**—**	8	—
Asset impairment provision in Ursus (Romania)	**—**	10	—
Reversal of asset impairment provision in Velke Popovice (Czech)	**—**	(11)	—
Impairment of Monyaka	**—**	—	5
Profit on disposal of Sun International	**—**	—	(5)
Deferred income	**(3)**	1	(12)
Other non-cash movements	**5**	11	6
Net cash inflow from operating activities before working capital movements (EBITDA)	**1,483**	904	854
Increase in stock	**(44)**	(7)	(15)
Decrease / (increase) in debtors	**20**	(37)	(42)
Increase in creditors	**109**	115	62
Net cash inflow from operating activities	**1,568**	975	859

In the year ended 31 March 2003 operating cash flows include cash outflows relating to exceptional items of US$12 million in respect of Miller integration costs and US$9 million in respect of reorganisation costs in Central America. There were no cash flows associated with the Tumwater brewery closure costs.

26. Reconciliation of net cash flow to movement in net debt

	2003 US$m	2002 US$m	2001 US$m
Increase/(decrease) in cash	**248**	116	(59)
Net cash outflow / (inflow) from decrease / (increase) in debt and lease financing	**140**	(297)	(487)
Cash inflow from decrease in liquid resources	**(44)**	(19)	(64)
Change in net debt resulting from cash flows	**344**	(200)	(610)
Loans and finance leases acquired with subsidiary undertakings	**(2,008)**	(261)	—
Loans and finance leases disposed with subsidiary undertakings	**9**	—	2
Exchange movements	**(58)**	54	59
Amortisation of bond costs	**(4)**	(3)	—
Movement in net debt in the year	**(1,717)**	(410)	(549)
Opening net debt	**(1,245)**	(835)	(286)
Closing net debt	**(2,962)**	(1,245)	(835)

Notes to the consolidated financial information — (continued)

27. Analysis of net debt

	Cash at bank and in hand US$m	Over-draft US$m	Total US$m	Funding due within one year US$m	Funding due after one year US$m	Finance leases due within one year US$m	Finance leases due after one year US$m	Total US$m	Liquid resources US$m	Net debt US$m
At 31 March 2000	197	(49)	148	(252)	(260)	(7)	(34)	(553)	119	(286)
Cash flow	(11)	(48)	(59)	144	(595)	4	(40)	(487)	(64)	(610)
Disposals	—	—	—	—	—	—	2	2	—	2
Exchange adjustments	(21)	11	(10)	26	32	3	10	71	(2)	59
Change in maturity of net debt	—	—	—	(38)	38	—	—	—	—	—
Loan reclassification	—	—	—	21	8	(21)	(8)	—	—	—
At 31 March 2001	165	(86)	79	(99)	(777)	(21)	(70)	(967)	53	(835)
Cash flow	105	11	116	133	(454)	17	7	(297)	(19)	(200)
Acquisitions (excluding cash and overdrafts)	—	—	—	(59)	(213)	—	—	(272)	11	(261)
Exchange adjustments	(25)	13	(12)	14	29	5	18	66	—	54
Change in maturity of net debt	—	—	—	(153)	153	(15)	15	—	—	—
Amortisation of loan costs	—	—	—	—	(3)	—	—	(3)	—	(3)
At 31 March 2002	245	(62)	183	(164)	(1,265)	(14)	(30)	(1,473)	45	(1,245)
Cash flow	303	(55)	248	105	24	16	(5)	140	(44)	344
Acquisitions (excluding cash and overdrafts)	—	—	—	(8)	(2,000)	—	—	(2,008)	—	(2,008)
Disposals	—	—	—	2	7	—	—	9	—	9
Exchange adjustments	11	(1)	10	(33)	(19)	(6)	(11)	(69)	1	(58)
Change in maturity of net debt	—	—	—	(2,173)	2,173	(16)	16	—	—	—
Amortisation of loan costs	—	—	—	—	(4)	—	—	(4)	—	(4)
At 31 March 2003	**559**	**(118)**	**441**	**(2,271)**	**(1,084)**	**(20)**	**(30)**	**(3,405)**	**2**	**(2,962)**

Note: Liquid resources comprise short-term deposits with banks which mature within 12 months of the date of inception and amounts invested in short-dated liquid instruments.

Notes to the consolidated financial information — (continued)

27. Analysis of net debt (continued)

The group's net debt is denominated in the following currencies:

	US dollars US$m	Rand US$m	Other currencies US$m	Total US$m
Gross borrowings (including overdrafts)	(562)	(330)	(161)	(1,053)
Cash at bank and liquid resources	88	31	99	218
Net debt at 31 March 2001	(474)	(299)	(62)	(835)
Gross borrowings (including overdrafts)	(1,094)	(156)	(285)	(1,535)
Cash at bank and liquid resources	124	79	87	290
Net debt at 31 March 2002	(970)	(77)	(198)	(1,245)
Gross borrowings (including overdrafts)	(3,081)	(91)	(351)	(3,523)
Cash at bank and liquid resources	349	98	114	561
Net debt at 31 March 2003	**(2,732)**	**7**	**(237)**	**(2,962)**

28. Major non-cash transactions

For the year ended 31 March 2003:

Miller

On 9 July 2002, South African Breweries plc (SAB) and Philip Morris Companies Inc., now named Altria Group, Inc., completed an agreement whereby SAB acquired 100% of the share capital of Miller Brewing Company in exchange for 430 million SAB shares. The value of the shares was based on the opening share price on the day of issue of £5.21, at the ruling exchange rate of US 1.5348 = £1.00.

East Africa

SABMiller Africa BV (SABMA) and East African Breweries Ltd (EABL) entered into agreements relating to the operation of their businesses in Kenya and Tanzania which were fully completed in December 2002. In terms of the agreements, SABMA disposed if its subsidiary, Castle Brewing Kenya Ltd, to Kenya Breweries Ltd (KBL), a subsidiary of EABL, in exchange for a 20% shareholding in KBL. EABL in turn disposed of its subsidiary, Kibo Breweries Ltd, to SABMA's Tanzania Breweries Ltd (TBL) in exchange for a 20% shareholding in TBL.

For the year ended 31 March 2002:

Castel Group

SABMiller and the Castel group (CBB) entered into an agreement which became effective on 1 April 2001, whereby SABMiller exchanged a 38% interest in SABMiller Africa for a 20% interest in CBB.

29. Acquisitions and disposals

Acquisitions

All of the assets and liabilities relating to acquisitions have been accounted for on an acquisition basis.

For the year ended 31 March 2003:

The following table represents the assets and liabilities acquired for the year ended 31 March 2003, excluding the assets and liabilities relating to the acquisition of the Miller Brewing Company which are separately discussed below.

The fair value of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were as follows:

	Book value US$m	Fair value adjustments US$m	Fair value US$m
Tangible fixed assets	13	—	13
Stock	1	—	1
Debtors	6	—	6
Creditors due within one year	(14)	—	(14)
Creditors due after one year	(5)	—	(5)
	1	—	1
Minority interests	2	—	2
Net assets	3	—	3
Goodwill			60
Consideration			63

In accordance with the group's accounting policy, the goodwill of US$60 million arising on consolidation has been stated in the balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m
Cash consideration	13
Shares in subsidiaries	50
Consideration per the above fair value table	63

The other principal acquisitions included in the table above made by SABMiller include the following:

- SABMiller Africa BV (SABMA) and East African Breweries Ltd (EABL) entered into agreements relating to the operation of their businesses in Kenya and Tanzania which were fully completed in December 2002. In terms of the agreements, SABMA disposed of its subsidiary, Castle Brewing Kenya Ltd (CBKL) to Kenya Breweries Ltd (KBL), a subsidiary of EABL in exchange for a 20% shareholding in KBL. EABL in turn disposed of its subsidiary, Kibo Breweries Ltd, to SABMA's Tanzania Breweries Ltd (TBL) in exchange for a 20% shareholding in TBL. To facilitate the deal SABMA bought out CBKL's minorities.

Notes to the consolidated financial information — (continued)

29. Acquisitions and disposals (continued)

- Effective 1 May 2002, Cervejas de Moçambique (CDM) purchased the controlling interest, and management control, of Laurentina from Brasseries Internationales Holdings (BIH), a subsidiary of the Castel group. As a result of the deal, the Laurentina brand has been successfully integrated into the CDM portfolio of brands.
- On 26 March 2003 regulatory approval was granted for Mysore Breweries Ltd to acquire a 97.4% interest in Rochees Breweries Ltd, thus replacing a contract brewing arrangement that was in place for the full year.

Miller

With effect from 9 July 2002, South African Breweries plc (SAB) purchased the entire share capital of Miller Brewing Company (Miller) from Altria Group, Inc. (formerly Philip Morris Companies Inc.) in exchange for the issue of 430 million shares in SAB. The shares issued to Altria comprise two classes of equity capital; ordinary shares and unlisted convertible participating shares. The total of these shares is equivalent to an economic interest of 36.02% (excluding the shares owned by Safari Ltd) in the enlarged SABMiller. Altria's total voting rights have been capped at 24.99% of the votes exercisable at a general meeting.

The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were as follows:

	Book value US$m	Fair value adjustments US$m	Provisional fair value US$m
Tangible fixed assets	961	170	1,131
Intangible assets	357	(357)	—
Other investments	2	(1)	1
Stock	131	—	131
Debtors	503	(103)	400
Cash and cash equivalents	6	—	6
Creditors due within one year	(408)	12	(396)
Creditors due after one year	(2,007)	(2)	(2,009)
Provisions for liabilities and charges	(469)	22	(447)
	(924)	(259)	(1,183)
Minority interests	(24)	18	(6)
Net assets	(948)	(241)	(1,189)
Goodwill			4,673
Consideration			3,484

In accordance with the group's accounting policy, the goodwill of US$4,673 million arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m
Cash acquisition costs	46
Issue of shares	3,438
Consideration per the above fair value table	3,484

Notes to the consolidated financial information — (continued)

29. Acquisitions and disposals (continued)

Adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m
Adjustments to align accounting policies	
Tangible fixed assets (1)	13
Intangible assets (2)	(357)
Other investments (3)	(1)
Debtors (4)	(135)
Creditors due within one year (5)	27
Creditors due after one year (6)	(2)
Provisions for liabilities and charges (7)	68
Minority interests (8)	18
Other adjustments	
Tangible fixed assets (1)	157
Debtors (4)	32
Creditors due within one year (5)	(15)
Provisions for liabilities and charges (7)	(46)
	(241)

The principal fair value adjustments may be explained as follows:

(1) Land and buildings fair valued based on an independent valuation. Containers reclassified from stock. Depreciation lives brought into harmony with group policy;

(2) Intangible assets reversed;

(3) Investments reclassified to current asset investments within debtors;

(4) Pension assets decreased to comply with UK GAAP. Further details of assumptions used in accounting for the Miller pension scheme are provided in note 34. Deferred tax assets were adjusted to state taxes on a UK GAAP basis and to recognise the impact of fair value adjustments;

(5) Distributor configuration accruals were reversed to conform to UK GAAP. Undisclosed liabilities and accruals were recorded. Pension and other provisions were reclassified to provisions for liabilities and charges to comply with UK GAAP. Sick pay and vacation accruals were increased to comply with UK GAAP;

(6) Distributor configuration accruals were reversed to conform to UK GAAP;

(7) Provisions for defined benefit pension and other post retirement benefits were increased to comply with UK GAAP. Deferred tax was adjusted to properly record taxes on a UK GAAP basis, to recognise the impact of fair value adjustments and reclassified to debtors; and

(8) Minority interests were adjusted to align minorities due to other fair value adjustments.

Based on the unaudited US GAAP management accounts, Miller Brewing Company and its subsidiaries earned a profit after taxation and minorities of US$142 million for the period from 1 January 2002 to 8 July 2002.

29. Acquisitions and disposals (continued)

The summary profit and loss account for this period is shown below:

	Period ended 8 July 2002 US$m
Turnover	2,659
Operating profit	245
Interest	(11)
Profit before taxation	234
Taxation	(89)
Profit after taxation	145
Minority interests	(3)
Profit for the period	142

There were no recognised gains and losses in the period ended 8 July 2002 other than the profit after tax and minorities of US$142 million shown above. For the year ended 31 December 2001 Miller earned US GAAP profit after tax and minority interests of US$231 million.

The reported profit after taxation figures and the amounts shown in the summary profit and loss for the periods indicated above do not reflect the impact of changes to the accounting policies or other fair value adjustments made by the group subsequent to their acquisition.

From 9 July 2002, the date of acquisition, to 31 March 2003, the Miller operations contributed US$341 million to the group's EBITDA, paid US$47 million in respect of taxation, US$45 million in respect of servicing finance, and utilised US$94 million for capital expenditure.

Reconciliation of cash consideration to cash paid per the cash flow statement

	US$m
Cash acquisition costs in relation to Miller	46
Cash consideration for rest of group	13
Central America hindsight adjustment	1
	60
Purchase of subsidiary undertakings per cash flow statement	52
Purchase of shares from minorities per cash flow statement	8
	60

Notes to the consolidated financial information — (continued)

29. Acquisitions and disposals (continued)

For the year ended 31 March 2002:

The following table represents the assets and liabilities acquired for the year ended 31 March 2002, excluding the assets and liabilities relating to the acquisition of the Central America business which are separately disclosed below. The fair value of the assets and liabilities acquired were as follows:

	Book value US$m	Fair value adjustments US$m	Provisional book value US$m	Hindsight adjustments US$m	Final fair value US$m
Tangible fixed assets	87	7	94	(2)	92
Other investments	(4)	—	(4)	—	(4)
Stock	15	—	15	—	15
Debtors	16	(1)	15	—	15
Cash and cash equivalents	11	—	11	—	11
Creditors due within one year	(59)	—	(59)	—	(59)
Creditors due after one year	(4)	—	(4)	—	(4)
Provisions for liabilities and charges	(4)	(1)	(5)	(1)	(6)
	58	5	63	(3)	60
Minority interests	(13)	—	(13)	—	(13)
Net assets	45	5	50	(3)	47
Goodwill			96	3	99
Consideration			146	—	146

At 31 March 2003 in accordance with the group's accounting policy, the goodwill of US$99 million (2002: US$96 million) arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m
Cash consideration	145
Deferred consideration creditor raised	1
Consideration per the above fair value table	146

29. Acquisitions and disposals (continued)

Adjustments to align accounting policies and fair value adjustments comprise the following:

	Fair value adjustment US$m	Hindsight adjustments US$m
Adjustments to align accounting policies		
Tangible fixed assets [1][4]	7	(2)
Debtors [2]	(1)	—
Provisions for liabilities and charges [3],[5]	(1)	(1)
	5	(3)

The principal fair value adjustments may be explained as follows:
(1) Land and buildings were revalued on acquisition. Plant and machinery were revalued on acquisition to the lower of depreciated replacement cost or value in use. Leased vehicles were capitalised in accordance with group policy:
(2) Bad debt provision was increased and taxation balance reallocated to creditors;
(3) Undisclosed provision for potential labilities raised.

The principal hindsight adjustments may be explained as follows:
(4) Revision of asset values; and
(5) Recognition of additional provisions.

For the year ended 31 March 2002:

The other principal acquisitions made by SABMiller include the following:

- A 20% equity stake in the Castel group (CBB) in exchange for a 38% stake in SABMiller Africa by way of a share exchange which became effective on 1 April 2001. A shareholders' agreement governs the strategic alliance arrangements between the parties.
- On 28 June 2001, SAB India Ltd acquired a 76% controlling interest in Mysore Breweries Ltd (MBL) in India. At the time of acquisition MBL had a 60% interest in Pals Distillers Ltd. This was then increased to a 95% interest.
- A further 54.6% interest in Nile Breweries of Uganda bringing SABMiller's stake to 94.6%. Consequently Nile Breweries is now consolidated as opposed to equity accounted.
- In December 2000 the Polish state failed to exercise its put option over its shareholding in Kompania Piwowarska. In July 2001, the state then sold these shares to EAC and SABMiller, increasing SABMiller's share by 4%.
- SABMiller Europe acquired a controlling interest of 83.7% in Bere Timisoreana SA of Romania from a vendor consortium on 7 August 2001. This was increased in March 2002 to 95.6%.
- An agreement was signed, on 1 November 2001, with The Coca-Cola Export Corporation to purchase a 45% shareholding in Coca-Cola Bottling Luanda (CCBL). This investment along with existing management agreement gave SABMiller Africa an effective controlling stake in CCBL.
- SABMiller acquired, through its subsidiary SAB India Ltd, a 53% controlling interest in Rochees Breweries Ltd, a company listed on a number of stock exchanges in India including the Bombay (Mumbai) Stock Exchange, on 7 November 2001.
- After listing CDM on the Mozambiquan Stock Exchange on 27 December 2001, SABMiller acquired an additional 13.5% interest, thus increasing its investment to 78.5%.

Notes to the consolidated financial information — (continued)

29. Acquisitions and disposals (continued)

- On 12 February 2002 SABMiller Africa announced that its Zambian subsidiary, Zambian Breweries plc, listed on the Lusaka Stock Exchange, had acquired the entire issued share capital of the Coca-Cola bottler, Zambia Bottlers Ltd, from a vendor consortium including The Coca-Cola Export Corporation.

For the year ended 31 March 2002:

Central America

On 28 November 2001, SABMiller plc acquired 58.4% of BevCo which owns interests in Honduras and El Salvador.

The fair values of the assets and liabilities acquired were as follows:

	Book value US$m	Fair value adjustments US$m	Provisional fair value US$m	Hindsight adjustments US$m	Final fair value US$m
Tangible fixed assets	241	(14)	227	13	240
Stock	58	(11)	47	(2)	45
Debtors	127	(9)	118	1	119
Cash and cash equivalents	24	1	25	—	25
Creditors due within one year	(136)	(12)	(148)	—	(148)
Creditors due after one year	(209)	—	(209)	—	(209)
Provisions for liabilities and charges	(7)	(8)	(15)	(12)	(27)
	98	(53)	45	—	45
Minority interests	(4)	—	(4)	—	(4)
Net assets	94	(53)	41	—	41
Goodwill			930	1	931
Consideration			971	1	972

At 31 March 2003, in accordance with the group's accounting policy, the goodwill of US$931 million (2002: US$930 million) arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	31 March 2003 US$m	31 March 2002 US$m
Cash consideration	548	547
Trading balances with Dole Inc. set-off	24	24
Issue of shares to partner	400	400
Consideration per the above fair value table	972	971

29. Acquisitions and disposals (continued)

Adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m
Adjustments to align accounting policies	
Tangible fixed assets (1)	(1)
Stock (2)	(3)
Debtors (3)	1
Provisions for liabilities and charges (4)	(8)
Other adjustments	
Tangible fixed assets (1)	(13)
Stock (2)	(8)
Debtors (3)	(10)
Cash and cash equivalents (5)	1
Creditors due within one year (6)	(12)
	(53)

The principal fair value adjustments may be explained as:
(1) Surplus, obsolete and missing assets were written down to their net realisable value or value in use. Existing revaluations in respect of tangible fixed assets were reversed. Assets held under finance leases were capitalised in accordance with group policy. Depreciation lives were brought into harmony with group policies;
(2) Stock was revalued on acquisition to net realisable value and previously capitalised maintenance costs were written off to comply with UK GAAP;
(3) Deferred tax assets recognised. Recognition of appropriate provisions for bad and doubtful debts. Write off of prepayments which should have been expensed. Capitalised renovation costs (deferred costs) written off to comply with UK GAAP;
(4) Recognition of provisions for deferred tax in accordance with FRS 19 and constructive labour severance obligations;
(5) Foreign currencies held were restated to November 2001 exchange rates and obligations in respect of dividend payable was grossed up; and
(6) Recognition of undisclosed liabilities and accruals and reclassification of long-term liabilities.

The hindsight adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m
Adjustments to align accounting policies	
Tangible fixed assets (1)	(8)
Other adjustments	
Tangible fixed assets (2)	21
Stock (3)	(2)
Debtors (4)	1
Provisions for liabilities and charges (5)	(12)
	—

The principal fair value adjustments may be explained as follows:
(1) Containers restated to align with group policy;
(2) Non-specialised land and buildings fair valued based on an independent valuation. Containers written down to net realisable value or value in use;
(3) Write-off of obsolete stock;
(4) Write-off of irrecoverable debtors. Recognition of deferred tax asset on adjustments; and
(5) Recognition of post-retirement and other provisions.

Notes to the consolidated financial information — (continued)

29. Acquisitions and disposals (continued)

Based on the combined unaudited proforma management accounts, the entities acquired in Central America earned a profit after taxation of US$42 million for the eleven month period from 1 January 2001 to 27 November 2001.

The summary combined profit and loss account for the entities for this period is shown below:

	11 months ended 27 November 2001 US$m
Turnover	497
Operating profit	58
Interest	(3)
Profit before taxation	55
Taxation	(13)
Profit after taxation	42

There were no recognised gains and losses in the eleven months ended 27 November 2001 other than the profit after taxation of US$42 million shown above.

The reported profit after taxation figure and the amounts shown in the summary profit and loss for the periods indicated above do not reflect the impact of changes to the accounting policies of the entities or other fair value adjustments made by the group subsequent to their acquisition.

From 28 November 2001, the date of acquisition, to 31 March 2002, the Central American operations contributed US$186 million to the group's turnover and US$7 million to the group's operating profit. During the same period, the Central American operations contributed US$41 million to the group's EBITDA, paid US$6 million in respect of taxation and utilised US$12 million for capital expenditure.

Reconciliation of cash consideration to cash paid per the cash flow statements

	US$m
Cash consideration for Central America	547
Cash consideration for rest of group	145
Settlement of deferred consideration in respect of Polish put option	12
	704
Purchase of subsidiary undertakings per cash flow statement	672
Purchase of shares from minorities per cash flow statement	32
	704

For the year ended 31 March 2001:

On 1 October 2000, SABMiller, through its 60% held subsidiary, SAB India, acquired 100% of the business and assets and liabilities of Narang Breweries (Pvt) Limited situated in the Uttar Pradesh Province of India.

29. Acquisitions and disposals (continued)

The net assets acquired amounted to approximately US$2 million for a total cash consideration of US$6 million, of which US$2 million was paid in the previous year. Goodwill arising amounted to US$4 million.

Shares purchased from minorities comprised the following:

	US$m
ABI	73
PU option tranches	332
Botswana	15
Tanzania	27
Kenya	6
	453

The capitalised goodwill arising out of these investments amounted to US$343 million.

Disposals

For the year ended 31 March 2003:

Hotels and Gaming

On 31 March 2003, SABMiller entered into an agreement with Tsogo Investment Holding Company (Pty) Ltd whereby SABMiller contributed its entire hotel and gaming interests, including 100% of Southern Sun's hotel interests and 50% of Tsogo Sun's gaming interests, to the new company, Tsogo Sun Holdings (Pty) Ltd (TSH), in exchange for ordinary shares representing 49% of TSH, US$42 million of TSH redeemable preference shares and US$43 million cash, net of expenses. Effectively, the transaction has reduced the group's holding in the Hotels division from 100% to 49%, and in the Gaming division from 50% to 49%. The transaction generated an after tax accounting profit of US$4 million calculated as follows:

	US$m
Tangible fixed assets	(75)
Other investments	(95)
Stock	(1)
Debtors	(16)
Cash and cash equivalents	(42)
Creditors due within one year	49
Creditors due after one year	7
Provision for liabilities and charges	2
	(171)
Minority interests	1
Net assets disposed	(170)
Net proceeds on disposal	182
	12
Goodwill written back on disposal	(8)
Profit on disposal	4

Notes to the consolidated financial information — (continued)

29. Acquisitions and disposals (continued)

The proceeds were comprised as follows:

	US$m
Net cash	43*
Investments in Tsogo Sun Holdings (49%)	97
R400 million of Tsogo Sun Holdings redeemable preference shares	42
	182

* Includes US$1 million accrued costs.

For the year ended 31 March 2002:

The group sold 13.3% of its interest in Tanzania Distilleries Ltd for US$1 million.

For the year ended 31 March 2001:

SABMiller sold its traditional beer investment assets to National Sorghum Breweries for US$4 million, Appletiser disposed of its subsidiary Supply Chain Services for US$3 million and SABMiller Europe also sold shares in Kompania Piwowarska to Euro Agro Centrum for US$2 million which it had purchased on their behalf.

30. Financial instruments

The group purchases or issues financial instruments in order to finance its operations and to manage the interest rate and currency risks that arise from those operations and from its sources of finance. In addition, various financial balances, for example trade debtors, trade creditors, accruals and prepayments, arise directly from the group's operations.

The group finances its operations through a mixture of retained reserves, bank revolving credit borrowings, long-term bank loans and corporate bonds. In respect of its South African businesses, the group manages overnight cash flows centrally through its wholly-owned subsidiary, Sabfin (Pty) Ltd. Long-term bank financing is arranged locally by the South African entities. Project finance and term borrowing are negotiated directly with the banking industry by group operating subsidiaries, but subject to internal group treasury policies. Outside South Africa, the group's treasury is managed by SABMiller Finance BV which is responsible for cash, the central borrowing portfolio, and foreign exchange management for the non South African businesses.

The group also enters into derivatives transactions, principally forward foreign currency contracts, forward rate agreements and interest rate swaps in order to manage the currency and interest rate risk arising from the group's operations. The group does not write interest rate or currency options and currency options are only purchased as a cost-effective alternative to forward foreign exchange contracts. It is group policy that no trading in financial instruments be undertaken.

The main risks arising from the group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. Compliance with the group's policies and exposure limits is reviewed at

30. Financial instruments (continued)

quarterly meetings of the board of directors. These policies have remained unchanged throughout the three years ended 31 March 2003.

Interest rate risk

The group finances its operations through a mixture of retained reserves, bank and corporate bond borrowings. The group borrows principally in rand, Polish zloty, Czech krone and in US dollars at both fixed and floating rates of interest. The interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings the group makes use of interest rate swaps and forward rate agreements to generate the desired interest profile and to manage the group's exposure to interest rate fluctuations. The group's policy is to maintain a level of fixed rate borrowings (measured on a rolling basis) intended to limit the impact of a 1% change in interest rates to 1% of group operating profit excluding exceptional items. As at 31 March 2003 32% (2002: 71%, 2001: 27%) of the group's borrowings were at fixed rates after taking account of any interest rate swaps and forward rate agreements. The changes in the fixed rate percentages are analysed further (in this note) under the interest rate risk profile of financial liabilities and financial assets.

Liquidity risk

In order to mitigate any liquidity risk that the group may face, the group's policy has been, throughout the three years ended 31 March 2003, to maintain substantial unutilised banking facilities and reserve borrowings capacity, as indicated by the level of undrawn facilities.

Foreign currency risk

The group seeks to mitigate the effect of structural currency exposures by borrowing, where cost effective, in the same currencies as the functional currencies of its main operating units. It is not the group's policy to hedge foreign currency translation exposures.

The group also has transactional currency exposures which principally arise from sales or purchases, in currencies other than the unit's functional currency. The group's policy is to limit the aggregate uncovered net transaction exposure to US$60 million (2002: US$80 million, 2001: US $80 million)—being intended to limit the impact on group operating profit to 1% for every 10% movement in exchange rates against the US dollar. The actual position at 31 March 2003 was US$14 million (2002: US$30 million, 2001: US$17 million).

The following tables exclude short-term debtors and non-interest bearing short-term creditors except for the table on the fair values of financial assets and liabilities where these balances are included within book and fair values.

Notes to the consolidated financial information — (continued)

30. Financial instruments (continued)

Interest rate risk profile of financial liabilities and financial assets

After taking into account the group's interest rate and currency swaps and forward rate agreements the currency and interest rate exposures of the borrowings of the group at the three years ended 31 March 2003 were:

Currency	Floating rate financial liabilities US$m	Fixed rate financial liabilities US$m	Total US$m	Financial liabilities where no interest is paid US$m
SA rand	85	244	329	—
US dollars	559	3	562	58
Central European currencies	64	36	100	—
EU currencies	20	—	20	—
Other currencies	41	1	42	—
At 31 March 2001	769	284	1,053	58
SA rand	92	64	156	—
US dollars	168	926	1,094	—
Central European currencies	99	98	197	—
Euro	16	—	16	—
Other currencies	68	4	72	—
At 31 March 2002	443	1,092	1,535	—
SA rand	13	78	91	—
US dollars	2,148	933	3,081	11
Central European currencies	142	117	259	—
Euro	22	—	22	2
Other currencies	67	1	68	—
At 31 March 2003	**2,392**	**1,129**	**3,521**	**13**

Based on the above floating rate borrowings at 31 March 2003, a 1% change in interest rates would impact group pre-tax profit, over a 12 month period, by approximately US$24 million (2002: US$4 million, 2001: US$8 million), which is 3% of group operating profit (2002: 0.7%, 2001: 1.3% of pre tax profits). As at 31 March 2003, debt of US$2 billion at Miller Brewing Company is intended to be refinanced with fixed rate debt early in the next financial year—repositioning interest rate variability within the policy of 1% of group operating profit.

The percentage of fixed rate borrowings at 31 March 2003 was 32% (2002: 71%, 2001: 27%).

30. Financial instruments (continued)

Currency	Fixed rate Financial liabilities: Weighted average interest rate %	Fixed rate Financial liabilities: Weighted average period for which rate is fixed (years)	Financial liabilities on which no interest is paid: Weighted average term to maturity (years)
SA rand	12	2	—
US dollars	9	2	—
Central European currencies	7	1	—
Other currencies	13	2	—
At 31 March 2001	11	2	—
SA rand	13	2	—
US dollars	6	5	—
Central European currencies	8	2	—
Other currencies	14	2	—
At 31 March 2002	6	4	—
SA rand	13	2	—
US dollars	6	4	2
Central European currencies	8	3	—
Other currencies	15	2	—
At 31 March 2003	**6**	**4**	**2**

Floating rate borrowings are mainly bank sourced and bear interest at various money market rates which include overnight call, and up to the 12 month term rates in respect of SA rand activities. US dollar floating rate borrowings are fixed in advance for periods ranging from 30 to 180 days (2002: 30 to 180 days, 2001: 90 to 180 days) and are mainly priced by reference to LIBOR. Central European borrowing rates vary significantly between the various functional currency areas comprising this region, but are priced by reference to a combination of local market rates or LIBOR depending on the practice of the various markets.

The group held the following financial assets, as part of the financing arrangements of the group at 31 March 2003:

	2003 US$m	2002 US$m	2001 US$m
SA rand short-term deposits	**1**	1	3
US dollar short-term deposits	**—**	43	31
Other short-term deposits	**1**	1	19
SA rand cash	**97**	78	28
US dollar cash	**349**	81	59
Other cash	**113**	86	78
	561	290	218

Notes to the consolidated financial information — (continued)

30. Financial instruments (continued)

The above financial assets are all priced at floating rates with interest rates reset and/or maturity dates within one year. Rand assets attract interest rates at overnight money market call rate, and US dollar assets attract LIBOR related interest rates at various margins. Other currencies include those of Central European countries and the African continent.

Rand cash and short-term deposits are subject to South African exchange control regulations. South Africa's exchange control regulations provide for restrictions on exporting capital from South Africa, other than normal dividends.

Undrawn borrowing facilities

The group has the following undrawn committed borrowing facilities available to it:

	Expiring within one year US$m	Expiring between one and two years US$m	Expiring in more than two years US$m	Total US$m
Group Central Treasury	—	—	220	220
Africa and Asia	20	—	—	20
Europe	179	—	—	179
South Africa	171	—	—	171
At 31 March 2001	370	—	220	590
Group Central Treasury	25	600	—	625
Africa and Asia	55	—	2	57
Europe	35	76	58	169
Americas	40	—	10	50
South Africa	206	—	18	224
At 31 March 2002	361	676	88	1,125
Group Central Treasury	—	700	—	700
Africa and Asia	46	—	—	46
Europe	254	4	98	356
Americas	69	—	2	71
South Africa	417	—	—	417
At 31 March 2003	**786**	**704**	**100**	**1,590**

The facilities expiring within one year are of a general banking nature and thus subject to review at various dates (usually on an annual basis), and it is expected that this profile will continue relative to core working capital and seasonal peak borrowing requirements. The facilities expiring beyond two years are of a project and structured finance nature, and mostly are utilised to finance capital expenditure.

Currency exposures

The group seeks to mitigate the effect of the currency exposures arising from its net investments by borrowing as far as possible in the same currencies as the operating currencies of its main

30. Financial instruments (continued)

operating units. Gains and losses arising on net investments and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the extent to which group companies have monetary assets and liabilities in currencies other than their local currency.

The table below shows the group's transactional (or non-structural) currency exposures that could give rise to net currency gains and losses which are recognised in the profit and loss account.

Net foreign currency monetary assets/(liabilities)

	SA rand US$m	US dollar US$m	Central European currencies US$m	Western European currencies US$m	Other African currencies US$m	Other currencies US$m	Total US$m
Functional currency of group operation:							
SA rand	—	3	—	1	—	—	4
US dollars	2	—	1	(2)	—	(2)	(1)
Central European currencies	—	(9)	—	(7)	—	—	(16)
Euro	—	—	(1)	—	—	—	(1)
Other African currencies	5	(8)	—	—	—	—	(3)
At 31 March 2001	7	(14)	—	(8)	—	(2)	(17)
SA rand	—	2	—	2	—	—	4
US dollars	2	—	—	(6)	—	—	(4)
Central European currencies	—	(8)	—	(3)	—	—	(11)
Euro	—	—	1	—	—	(1)	—
Other African currencies	(9)	(9)	—	(1)	—	—	(19)
At 31 March 2002	(7)	(15)	1	(8)	—	(1)	(30)
SA rand	—	8	—	3	—	—	11
US dollars	—	—	—	3	1	12	16
Central European currencies	—	5	—	20	—	—	25
Western European currencies	(6)	(12)	—	—	—	—	(18)
Other African currencies	(16)	(4)	—	—	—	—	(20)
At 31 March 2003	**(22)**	**(3)**	**—**	**26**	**1**	**12**	**14**

The amounts shown in the table above take into account the effect of forward contracts and purchased currency options, which are used when cost effective as an alternative to forward contracts. Certain subsidiaries have open forward contracts to manage short-term foreign currency exposures to expected future trade imports and exports. These activities are predominantly centred in South Africa and take place between the SA rand, US dollar, and the euro.

Notes to the consolidated financial information — (continued)

30. Financial instruments (continued)

Based on the above net transaction exposure position at 31 March 2003, a simultaneous 10% change in all foreign exchange rates against divisional reporting currencies would impact group operating profit by approximately US$1 million (2002: US$3 million, 2001: US$2 million), which is well within the policy limit of 1% of group operating profit.

Fair values of financial assets and financial liabilities

The following table presents the carrying amounts and the fair values of the group's financial instruments as at each of the three years ended 31 March 2003. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale and excludes accrued interest. Where available,market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated net fair values have been determined using available market information and appropriate valuation methodologies, as detailed below, but are not necessarily indicative of the amounts that the group could realise in the normal course of business.

	2003		2002		2001	
	Book value US$m	**Fair value US$m**	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m
Primary financial instruments held or issued to finance the group's operations:						
Short-term borrowings and current portion of long-term borrowings	**2,409**	**2,409**	240	240	206	206
Long-term borrowings	**1,114**	**1,175**	1,295	1,306	847	846
Financial assets	**1,363**	**1,363**	692	692	527	527
Other financial liabilities	**1,634**	**1,634**	936	936	865	865
Derivative financial instruments held to manage the interest rate and currency profile:						
Interest rate swaps and forward rate agreements	**—**	**—**	—	(4)	—	(1)
Forward foreign exchange contracts	**—**	**(15)**	—	—	—	1
Commodity contracts	**—**	**(1)**	—	—	—	—
Derivative financial instruments held or issued to hedge the currency and interest rate exposure on expected future transactions:						
Interest rate swaps and forward rate agreements	**—**	**(8)**	—	—	—	—
Forward foreign exchange contracts	**—**	**—**	—	9	—	—
Commodity contracts	**—**	**2**	—	—	—	—

30. Financial instruments (continued)

The following methods and assumptions were used by the group in determining fair values:

Liquid resources, trade debtors and trade creditors—the book values reported in the balance sheet due to the short term nature of these items.

Borrowings—the fair values of the group's fixed rate loans are estimated using quoted prices or, where such prices are not available, discounted cash flows analysed using the appropriate yield curve. The book values of floating rate borrowings approximate their fair value.

Forward instruments—the fair values of interest rate derivatives are based on discounted cash flow analysis and comprise contracts with fixing dates after the respective year end. The fair values of forward foreign exchange contracts are determined using the relevant market forward foreign exchange rates.

Hedging

The group's policy is to hedge (on a cost effective basis) the following exposures:

- Interest rate risk—using interest rate derivatives;
- Currency transaction risk—using forward foreign currency contracts to hedge foreign currency creditors. Forward foreign currency contracts are also used to hedge currency exposures on future expected transactions. Under the group's accounting policy, foreign currency balances which are hedged using forward foreign currency contracts are translated at the forward rate inherent in the contracts. Consequently, the relevant asset or liability effectively has the gain or loss on the hedging instrument embedded in its carrying value. Such gains and losses are treated as deferred until the underlying position matures; and
- Commodity price risk—commodity contracts are purchased from time to time to hedge the underlying price risks inherent in the aluminium component of can purchases.

Notes to the consolidated financial information — (continued)

30. Financial instruments (continued)

	Unrecognised		Net unrecognised gains/ (losses)	Deferred		Net deferred gains/ (losses)
	gains US$m	(losses) US$m	US$m	gains US$m	(losses) US$m	US$m
Gains and losses on hedges at 31 March 2000	1	—	1	2	—	2
Arising in previous years included in income for the year ended 31 March 2001	1	—	1	2	—	2
Arising in and not included in income for the year ended 31 March 2001	1	(1)	—	—	—	—
Gains and losses on hedges at 31 March 2001	1	(1)	—	—	—	—
Arising in previous years included in income for the year ended 31 March 2002	1	(1)	—	—	—	—
Arising in and not included in income for the year ended 31 March 2002	—	(4)	(4)	9	—	9
Gains and losses on hedges at 31 March 2002	—	(4)	(4)	9	—	9
Arising in previous years included in income for the year ended 31 March 2003	—	(4)	(4)	9	—	9
Arising in and not included in income for the year ended 31 March 2003	2	(24)	(22)	—	—	—
Gains and losses on hedges at 31 March 2003	2	(24)	(22)	—	—	—
of which gains and losses expected to be included in income for the year ending 31 March 2004	2	(18)	(16)	—	—	—
Gains and losses expected to be included in income thereafter	—	(6)	(6)	—	—	—

31. Operating lease commitments

	2003 US$m	2002 US$m	2001 US$m
Land and buildings			
Annual commitments under non-cancellable operating leases expiring:			
Within one year	**4**	3	3
Between two and five years	**13**	8	5
Over five years	**9**	5	8
	26	16	16
Plant, vehicles and systems			
Annual commitments under non-cancellable operating leases expiring:			
Within one year	**2**	1	1
Between two and five years	**9**	5	3
Over five years	**—**	1	3
	11	7	7

32. Commitments

	2003 US$m	2002 US$m	2001 US$m
Capital commitments not provided in the financial information:			
Contracts placed for future capital expenditure	**162**	30	45
Expenditure authorised by the directors not yet contracted	**166**	195	360
Other commitments not provided in the financial information:			
Contracts placed for future expenditure	**411**	—	—

Contracts placed for future expenditure relate to Miller's various long-term non-cancellable advertising and promotion commitments which, at 31 March 2003, are principally due between 2004 and 2007.

In addition, Miller has various long-term supply contracts with unrelated third parties to purchase certain materials used in its production and packaging process. The terms of these contracts generally stipulate that Miller must use the designated suppliers for expected minimum percentages of its annual purchase requirements of the specified materials. However, Miller is not obliged to make any purchases unless it requires supplies of such materials. Supply contracts outstanding at 31 March 2003 for malt, bottles, labels and cans expire between 2004 and 2015.

Notes to the consolidated financial information — (continued)

33. Contingent liabilities

	2003 US$m	2002 US$m	2001 US$m
Guarantees to third parties provided in respect of borrowings of certain subsidiary undertakings	**1,766**	1,681	752
US$328 million 8.06% Private Bond Placing *	**328**	328	—
US$600 million 4.25% guaranteed convertible bonds *	**600**	600	—
US$750 million syndicated loan *	**750**	750	750
Bank facilities *	**84**	—	—
Other guarantees	**4**	3	2
Present value of future rental payments guaranteed by subsidiary undertaking	—	31	41
Staff loans and pension guarantees	**31**	1	1
Litigation	**8**	2	4
Other	**9**	10	9
	1,814	1,725	807

* These represent the maximum amounts guaranteed by SABMiller plc, the company. The aggregate actual amounts outstanding and disclosed as part of borrowings (note 21) is US$1,077 million as at 31 March 2003 (2002: US$1,078 million, 2001: US$ 750 million).

Staff loans and pension guarantees above primarily relate to the present value of Miller pension guarantees. Miller and Pabst Brewing Company (Pabst) are responsible for the Milwaukee Brewery Workers' Pension Plan. In connection with Pabst's closure of its Milwaukee, Wisconsin brewery and their contract brewing agreement with Miller, Pabst entered into a withdrawal liability settlement agreement, which requires annual payments by Pabst to this pension plan of approximately US$4 million until 2013. In the event that Pabst is unable to fulfil its pension plan obligation, the plan would have recourse to all the assets of Pabst and its parent company. If such assets do not satisfy Pabst's remaining pension obligation, Miller would be required to fund the remaining Pabst withdrawal liability until 2013.

SABMiller and Altria entered into a tax matters agreement ('the Agreement') on 30 May 2002, to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

The company has a maximum exposure of US$1,000 million in respect of warranty claims under the Transaction Agreement with Altria (excluding the indemnities given under the Agreement) in respect of the purchase of Miller Brewing Company.

The group has exposures to various environmental risks. Although it is difficult to predict the group's liability with respect to these risks, future payments, if any, would be made over a period of time in amounts that would not be material to the group's financial position, except insofar as already provided in the consolidated financial statements.

Notes to the consolidated financial information — (continued)

33. Contingent liabilities (continued)

The group has a number of activities in a wide variety of geographic areas and is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group's financial position, except insofar as already provided in the consolidated financial information.

The group has not provided for deferred UK income and foreign withholding taxes relating to unremitted earnings of overseas subsidiary undertakings, as remittance of these earnings is not currently anticipated in the foreseeable future.

For the year ended 31 March 2002, as a result of licences already awarded, Tsogo Sun had capital expenditure commitments of approximately $137 million (2001: US$215 million). There were no pending casino licence applications. SAB Limited and Southern Sun undertook to ensure that financing for this capital expenditure was available.

34. Pensions and post-retirement benefits

The group operates a number of pension schemes throughout the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The majority of the schemes are funded and the schemes' assets are held independently of the group's finances. Pension and post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. Generally, the projected unit method is applied to measure the defined benefit scheme liabilities.

The group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa. The main assumptions used in calculating the costs were an annual discount rate of 11% (2002: 13%, 2001: 13%), consumer inflation of 7% (2002: 10%, 2001 10%) and medical cost inflation of 9% (2002: 11%, 2001: 11%). The last valuation was performed on 31 March 2003. Miller provides post-retirement, medical and life insurance benefits, which are unfunded, to eligible employees and their dependants. Obligations for Miller post-retirement medical benefit plans were US$317 million at 9 July 2002, the date of the most recent valuation. The principal assumptions used in calculating the liabilities were an annual discount rate of 8%, consumer inflation of 3.5% and medical cost inflation of 10%.

Notes to the consolidated financial information — (continued)

34. Pensions and post-retirement benefits (continued)

The pension and post-retirement medical benefit costs for the years ended 31 March 2003, 31 March 2002 and 31 March 2001 are as follows:

	2003 US$m	2002 US$m	2001 US$m
Profit and loss account:			
Defined contribution scheme costs	**34**	18	14
Defined benefit scheme costs	**23**	4	4
Post-retirement medical benefits costs	**28**	6	4
Balance sheet:			
Pension accruals	**26**	13	8
Provisions for pensions	**127**	3	4
Provisions for post-retirement benefits	**358**	16	18

The group operates various defined contribution and defined benefit schemes. Details of the main defined contribution scheme is provided below:

The South African Breweries Staff Provident Fund (South Africa)

During the financial year ended 31 March 1998, the South African Breweries Pension Fund was liquidated. Members of this fund were converted from a defined benefit basis to a defined contribution basis and transferred to the South African Breweries Staff Provident Fund. On transfer to the Provident Fund, members received an enhancement of 27% of their actuarial reserve value. The market value of assets as at 1 December 1997 was US$288 million. The liquidation of the pension fund was approved by the Financial Services Board of South Africa and the transfer of assets was substantially completed on 31 July 1998. At the liquidation date an actuarial valuation of the pension fund indicated an estimated surplus to the employer of approximately US$55 million. The main assumptions used in the calculation of the defined benefit liabilities and to calculate the variation cost in accordance with SSAP 24—'Accounting for pensions costs' were a long-term investment return of 15% per annum and a real return in excess of salary inflation of approximately 1% per annum on average. The level of funding, being the actuarial value of assets expressed as a percentage of the accrued service liabilities, calculated at the liquidation date, was approximately 128%. The surplus has been transferred to the Staff Provident Fund and is held separately from members' assets as an employer reserve. In terms of the rules of the fund, this employer reserve is currently being used to fund a contribution holiday. In accordance with SSAP 24, the benefit of this contribution holiday is to be spread over the period of the average future working lives of the employees, estimated to be 10 years.

Details of the major defined benefit schemes are provided below:

The ABI Pension Fund (South Africa)

The latest valuation of the ABI Pension Fund was carried out at 1 January 2001 by an independent actuary using the attained age method. The main assumptions were price inflation of 8% per annum, a long-term investment return of 12.5% per annum, rate of salary inflation of 10% per annum and pension inflation of 8% per annum. The latest actuarial valuation revealed a

34. Pensions and post-retirement benefits (continued)

surplus of US$14 million in the actuarial value of the assets of US$39 million compared to the actuarial value of the liabilities. This represents a funding level of 156%. The market value of assets at 1 January 2001 was US$47 million.

Miller Pension Schemes (North America)

Salaried employees—substantially all salaried employees of Miller are covered by a defined benefit pension plan, a survivor income benefit plan and a long term disability plan. Previously the salaried employees of Miller Brewing Company participated in the salaried employee's pension scheme of Altria. On 9 July 2002, Miller Brewing Company established its own pension scheme for salaried employees. Assets from the Altria plan will be transferred to the Miller plan upon approval as a qualified pension plan by the Internal Revenue Service. As of 9 July 2002, the salaried employee pension plan had a deficit of US$36 million in the actuarial value of the plan assets of US$364 million compared to the actuarial value of the liabilities. This represents a funding level of 91%.

Hourly employees—eligible hourly employees participate in stand-alone pension plans providing flat dollar benefits based on years of service. The most recent actuarial valuations of these plans, and of Miller's post-retirement benefit plans, were carried out by professionally qualified actuaries at 9 July 2002 using the projected unit method. The principal assumptions used in the preparation of the pension valuations were an annual discount rate of 8%, a rate of increase in flat dollar benefits of 2% and consumer inflation of 2.75%. The latest actuarial valuation revealed a deficit of US$2 million in the actuarial value of the assets of US$163 million compared to the actuarial value of the liabilities. This represents a funding level of 99%.

Certain of Miller's hourly employees participate in the Milwaukee Brewery Workers' Pension Plan. As part of the withdrawal settlement, Pabst, which had participated in the plan prior to 1997, has agreed to make annual contributions of approximately US$4 million to this plan until 2013. The plans funded status net of the present value of Pabst's withdrawal payments at 31 March 2003 is set out below:

	US$m
Market value of assets	34
Present value of accrued obligations, net of Pabst withdrawal payments	(73)
Deficit	(39)

Additional disclosures required under Financial Reporting Standard FRS 17

In November 2000, the Accounting Standards Board issued FRS17—'Retirement Benefits'—which changes the way in which companies are required to measure, recognise and disclose their obligations for pension and post-retirement benefits, and the related amounts charged to the profit and loss account and statement of recognised gains and losses. SABMiller has chosen not to early adopt this FRS, but in accordance with the transitional provisions of this standard, the

34. Pensions and post-retirement benefits (continued)

following additional disclosures as at 31 March 2003, and for the year then ended, are set out below.

The ABI Pension Fund

The above valuation was updated to 31 March 2003 by a qualified independent actuary. The major assumptions used were:

	2003	2002
Salary inflation	**7.5%**	9.5%
Pension inflation	**6.2%**	8.1%
Discount rate	**11.0%**	13.0%
Inflation	**6.0%**	8.0%

The market value of assets in the scheme and the expected rate of return were:

	2003		2002	
	US$m	**Long-term rate of return**	US$m	Long-term rate of return
Equities	**40**	**13.0%**	23	15.0%
Bonds	**8**	**11.0%**	5	13.0%
Cash	**2**	**9.0%**	2	11.0%
Property and other	**—**	**13.0%**	1	15.0%
International equities	**12**	**13.0%**	11	15.0%
Total market value of assets	**62**		42	
Present value of scheme liabilities	**(25)**		(17)	
Surplus in the scheme	**37**		25	
Unrecognised pension asset due to limit	**(37)**		(25)	
Pension asset recognised	**—**		—	

The pension asset recognised is limited to the extent that the employer is unable to recover the surplus either through reduced contributions in the future or through refunds from the scheme. The limit has been set equal to nil as the surplus apportionment exercise required in terms of the new SA Legislation has not yet been performed.

Miller Pension Schemes

The above valuations were updated at 31 March 2003 by a qualified independent actuary. The major assumptions used were:

	31 March 2003	At acquisition
Discount rate	**6.5%**	7.0%
Inflation	**2.7%**	3.5%
Salary inflation	**4.5%**	4.5%

Notes to the consolidated financial information — (continued)

34. Pensions and post-retirement benefits (continued)

The market value of the assets in the schemes and the expected rates of return were:

	31 March 2003		At acquisition	
	US$m	**Long-term rate of return**	US$m	Long-term rate of return
Equities	**342**	**9.5%**	373	10.0%
Bonds	**144**	**6.5%**	158	7.0%
Cash	**19**	**4.0%**	20	4.0%
Property	**4**	**9.5%**	5	10.0%
Other	**17**	**9.5%**	18	10.0%
Total market value of assets	**526**		574	
Present value of scheme liabilities	**(855)**		(765)	
Deficit in schemes	**(329)**		(191)	
Related deferred tax asset	**120**		75	
Net provision for pension obligation	**(209)**		(116)	

Post-retirement medical schemes

The main assumptions used for FRS17 purposes at 31 March 2003 are as below:

	South Africa		Miller	
	2003	2002	**2003**	At acquisition
Salary inflation	**7.0%**	8.0%	**4.5%**	4.5%
Healthcare cost inflation	**9.0%**	10.0%	**10.0%**	10.0%
Discount rate	**11.0%**	12.0%	**6.5%**	7.0%

	South Africa		Miller		Total	
	2003 US$m	2002 US$m	**2003 US$m**	At acquisition US$m	**2003 US$m**	2002 US$m
Present value of scheme liabilities	**(30)**	(19)	**(432)**	(371)	**(462)**	(19)
Deficit	**(30)**	(19)	**(432)**	(371)	**(462)**	(19)
Related deferred tax asset	**9**	6	**171**	147	**180**	6
Net provision for post-retirement medical benefits	**(21)**	(13)	**(261)**	(224)	**(282)**	(13)

Notes to the consolidated financial information — (continued)

34. Pensions and post-retirement benefits (continued)

The following amounts would have been recognised in the performance statements in the year to 31 March 2003 under the requirements of FRS17.

	Percentage of scheme assets / liabilities	2003 Total US$m
Operating profit		
Current service cost		27
Total operating charge		27
Other finance income		
Expected return on scheme assets		37
Interest on scheme liabilities		(63)
Net return		(26)
Statement of total recognised gains and losses		
Actual return less expected return on scheme assets	(9)%	(53)
Experience gains and losses arising on the scheme liabilities	1%	(11)
Effect of changes in the actuarial assumptions		(99)
Actuarial loss recognised in the STRGL	12%	(163)
Movement in deficit during the year		
Opening balance		(32)
Acquisition activity		(562)
Disposal activity		2
Current service cost		(27)
Contributions		15
Other finance costs		(26)
Actuarial loss		(163)
Exchange adjustments		(8)
Other		(3)
Closing balance		(804)

The deficit and the movement therein include amounts in relation to a number of small pension schemes in addition to thos described in more detail above, which in aggregate show a deficit at 31 March 2003 of US$13 million (2002: US$13 million).

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March 2003 and 31 March 2002 would be as follows:

	2003 US$m	2002 US$m
Net assets excluding pension and post-retirement liabilities	7,286	3,068
Pension and post-retirement liabilities	(501)	(23)
Net assets including pension and post-retirement liabilities	6,785	3,045
Profit and loss reserve excluding pension and post-retirement liabilities	1,590	835
Pension and post-retirement liabilities	(497)	(19)
Profit and loss reserve including pension and post-retirement liabilities	1,093	816

Notes to the consolidated financial information — (continued)

35. Related party transactions

During the year ended 31 March 2003, the group through its wholly owned subsidiary, Southern Sun Gaming Investments (Pty) Ltd (SSGI) had a 50% interest in Tsogo Sun Holdings (Pty) Ltd (Tsogo Sun), a company formed in conjunction with Tsogo Investment Holdings (Pty) Ltd (TI) to pursue opportunities in the South African gaming industry.

With effect on 31 March 2003, the group entered into a transaction whereby it disposed of its Hotel and Gaming investments to a new company, Tsogo Sun Holdings (Pty) Ltd (TSH), in exchange for a 49% interest in TSH, with the remaining 51% interest held by TI. Effectively the group has disposed of 51% of its interests in Hotels and a 1% interest in its Tsogo Sun Gaming investment. A number of arrangements were in place with Tsogo Sun during the year, which were related party in nature.

Under the terms of a technical and management assistance agreement dated 30 August 1996 between Tsogo Sun and Southern Sun, for the years ended 31 March 2002 and 2001, Southern Sun was entitled to charge casino licence application fees of between US$30,000 and US$50,000 per application, for assistance in advising on casino applications. Southern Sun is entitled to charge Tsogo Sun a consultancy fee of 2% to 2.5% of budgeted capital expenditure costs (excluding land and capitalised interest) on casino resort facilities that are being developed. Furthermore, Southern Sun Hotel Interests (Pty) Ltd receives a management fee based mainly on turnover and gross operating profit for providing hotel management services for casino hotels owned by Tsogo Sun and food and beverage facilities related to its casino operations.

As of 31 March 2003 the group has a number of arrangements in place with TSH, which are related party in nature.

ABSA Bank Ltd (ABSA) has agreed to provide a series of facilities to TSH and its shareholders, including US$88 million at 31 March 2003, (2002: $61 million, 2001: $88 million), of which US$45 million had been drawn down at 31 March 2003 (2002: US$33 million, 2001: $38 million), to assist TI and other empowerment shareholders to invest in Tsogo Sun and its subsidiary companies. This facility has been guaranteed by SABSA Holdings (Pty) Ltd (SABSA). ABSA also agreed to provide for the years ended 31 March 2002 and 2001, US$61 million (2001: US$88 million) which had been fully drawn down at 31 March 2002 (2001: US$86 million) to Tsogo Sun to fund the development of its casino land and buildings requirements. This facility was unsecured and subject to the achievement of certain debt equity and lease/interest cover covenants, failing which SABMiller was obliged to procure the repair of such covenants.

Investec Bank Ltd has agreed to provide certain facilities to Tsogo Sun KwaZulu Natal (Pty) Ltd (TS-KZN), a subsidiary of TSH, for the development of the Suncoast Casino in Durban. These facilities are subject to various levels of support from SABSA and Johnnic Ltd (Johnnic), the principal shareholder of Durban Add-ventures (Pty) Ltd (DAV), which owns 40% of TS-KZN. The total project cost amounted to US$120 million at 31 March 2002. Consequently for the year ended 31 March 2002 SABSA Holdings (Pty) Ltd (SABSA) was required to procure 60% (US$72 million) of the funding, while DAV and Johnnic were required to procure funding for the remaining 40% (US$48 million).

- US$76 million (2002: US$53 million, 2001 US$ nil) all of which had been drawn down at 31 March 2003 (2002: US$24 million, 2001: US$ nil), as a bridging finance facility to fund the

Notes to the consolidated financial information — (continued)

35. Related party transactions (continued)

equity commitments of the shareholders to the Durban development, for a period of up to four years. This facility is 60% guaranteed by SABMiller (2003: US$46 million, 2002: US$32 million) and 40% by Johnnic (2003: US$30 million, 2002: US$21 million), until such time as the facility is repaid and the equity contributions of the shareholders are injected into TS-KZN;

- At 31 March 2003, US$76 million (2002: US$53 million, 2001: US$ nil), of which US$39 million (2002: US$ nil, 2001: US$ nil), had been drawn down as a senior debt facility to fund various assets of the Durban development. SABSA and Johnnic have entered into a "sponsor support agreement" in terms of which they will undertake that only if the licence is suspended, withdrawn or not renewed as a result of the conduct of TS-KZN, the sponsors will, in the ratio 60:40, at their election, either assume the obligations of TS-KZN in respect of the senior debt facility; or pay Investec any shortfall in the repayment of the debt owing by TS-KZN to Investec in respect of the senior debt facility that may arise after realisation of Investec's security of TS-KZN's assets;
- The remaining development costs at 31 March 2003 of US$25 million (2002: US$14 million, 2001: US$ nil) are to be funded by cash flows generated from the development in the initial years of operation. To the extent that the cash flow generated is not sufficient to meet the outstanding development costs, the shareholders of TS-KZN will be required to procure the remaining funding requirements in terms of their commitments to the KwaZulu Natal Gambling Board.

SABMiller has guaranteed the lease commitments of Tsogo Sun in respect of the Sandton Convention Centre, which are based on a total capital cost of US$40 million (2002: US$28 million, 2001: US$40 million).

In return for its guarantees the SABMiller group earns an annual fee of between 1.35% and 2% based on the outstanding capital amount drawn down under the related facility during each year.

Prior to 31 March 2003, SSGI provided inter-group loans with market related interest rates, to the Tsogo Sun group of US$48 million (2002: US$35 million, 2001: US$41 million). Interest received by SSGI on these loans amounted to US$6 million during the year ended 31 March 2003 (2002: US$5 million, 2001: US$3 million).

Nedcor Bank Ltd provided a guarantee to the Eastern Cape Gambling and Betting Board in respect of commitments for a licence awarded to the Tsogo Sun Emonti (Pty) Ltd, a subsidiary of Tsogo Sun, amounting to US$13 million at 31 March 2002 (2001: US$25 million) subject to a Southern Sun counter guarantee.

In respect of the years ended 31 March 2002 and 2001 Southern Sun Holdings Ltd provided a variety of guarantees totalling US$5 million (2001: US$7 million) to Nedbank and the Mpumalanga Gaming Board, for a 2% fee in respect of the financing of the Nelspruit and Witbank permanent facilities, and guarantees in relation to gaming taxes and jackpots for the Montescasino. In addition Southern Sun Holdings guaranteed the lease commitments of Tsogo Sun in respect of the Express by Holiday Inn Century City hotel, which were based on a capital costs of US$3 million (2001: US$4 million).

35. Related party transactions (continued)

Funding arrangements between SABSA and TSH exist, with such arrangements attracting market related costs. With effect from 31 March 2003 SABSA has provided interest bearing loans to TSH of US$48 million and subscribed for cumulative redeemable preference shares to a value of US$51 million.

The group also has related party transactions with its associated undertaking Coca-Cola Canners (Pty) Ltd (Coca-Cola Canners). During the year to 31 March 2003 the group, through its subsidiary ABI, purchased from Coca-Cola Canners canned Coca-Cola products for resale totalling US$95 million (2002: US$88 million, 2001: US$112 million). As at 31 March 2003 ABI owed US$17 million (2002: US$7 million, 2001: US$7 million) to Coca-Cola Canners.

During the year ended 31 March 2003, as detailed in note 29, the group acquired, through its subsidiary Cervejas de Moçambique (CDM), the controlling interest in Laurentina from Brasseries Internationales Holdings (BIH), a subsidiary of the Castel group and an associated undertaking of the SABMiller group, by way of a cash payment of US$1 million and the issue of shares in CDM with a value of US$8 million.

In the period since its acquisition the Miller Brewing Company has received various services from the Altria group of companies, including information technology, legal, corporate affairs and other administrative services, with an aggregate cost of US$18 million, of which US$5 million was outstanding at 31 March 2003.

36. Post balance sheet events

For the year ended 31 March 2003

On 14 May 2003, the group announced it had reached an unconditional agreement to acquire a majority interest in Birra Peroni, the number two brewer in Italy, with options to increase the holding in the future. The transaction was completed on 4 June 2003 with SABMiller acquiring an initial stake of 60%. The acquisition cost of €246 million was funded in cash, from existing resources.

A US$2,000 million bank facility was put in place with an initial one year term and a one year term out option. This facility was fully drawn on 15 May 2003 and used to repay the Miller US$2,000 million syndicated bank loan. The intention is to refinance this facility in the international capital markets at an appropriate time within the facility period.

On 21 May 2003, it was announced that SABMiller had become a strong number two brewer in India through a joint venture with the Shaw Wallace group of companies. This positions the group well in the high growth Indian beer market.

On 29 July 2003 it was announced that SABMiller had completed the acquisition of a 29.6% (effective interest 28.1%) stake in Harbin Brewery Group Limited, China's fourth largest brewer. This strategic investment will further consolidate SABMiller's position as the leading international brewer in China.

Notes to the consolidated financial information — (continued)

37. Principal subsidiary undertakings

The principal subsidiary undertakings of the group as at 31 March were as follows:

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2003	2002	2001
Central administration					
SABMiller Finance BV [1]	Netherlands	Holding and finance company	**100%**	100%	100%
SABSA Holdings (Pty) Ltd	South Africa	Holding company	**100%**	100%	100%
SABMiller Africa and Asia BV [2]	Netherlands	Holding company	**100%**	100%	100%
Miller—US operations					
Miller Brewing Company	USA	Brewing	**100%**	—	—
Foster's USA, LLC	USA	Import and sale of beer	**50%**	—	—
Jacob Leinenkugel Brewing Co., Inc.	USA	Brewing	**100%**	—	—
Central American operations					
Bevco Limited [3]	British Virgin Islands	Holding company	**58%**	58%	—
Cervecería Hondureña, S.A.	Honduras	Brewing/CSDs	**58%**	57%	—
Industrias La Constancia, S.A. [4]	El Salvador	Brewing/CSDs/Water	**58%**	—	—
La Constancia, S.A. [5]	El Salvador	Leasing	**58%**	58%	—
Embotelladora Salvadoreña, S.A. [5]	El Salvador	Leasing	**58%**	58%	—
Industrias Cristal, S.A. [5]	El Salvador	Leasing	**58%**	58%	—
European operations					
SABMiller Europe BV [6]	Netherlands	Holding company	**100%**	100%	100%
Compania de Bere Romania [7]	Romania	Brewing	**97%**	—	—
Compania Cervecera de Canarias SA	Spain	Brewing	**51%**	51%	51%
Dreher Sörgyárak Rt	Hungary	Brewing	**99%**	99%	99%
Kaluga Brewery Company OOO	Russia	Brewing	**100%**	100%	100%
Kompania Piwowarska SA [8]	Poland	Brewing	**72%**	72%	69%
Pivovar Šariš AS [9]	Slovakia	Brewing	**100%**	98%	98%
Plzenský Prazdroj SA	Czech Republic	Brewing	**97%**	98%	98%
Bere Timisoreana SA [10]	Romania	Brewing	—	96%	—
SC Ursus SA [10]	Romania	Brewing	—	95%	95%

Notes to the consolidated financial information — (continued)

37. Principal subsidiary undertakings (continued)

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2003	2002	2001
African operations					
SABMiller Africa BV [11]	Netherlands	Holding company	**62%**	62%	100%
SABMiller Botswana BV [12]	Netherlands	Holding company	**62%**	62%	100%
Accra Brewery Ltd [13]	Ghana	Brewing	**43%**	43%	69%
Botswana Breweries (Pty) Limited	Botswana	Sorghum brewing	**29%**	29%	47%
Castle Brewing Kenya Ltd [14]	Kenya	Brewing	**—**	54%	87%
Cervejas de Moçambique SARL [13]	Mozambique	Brewing	**43%**	49%	65%
Coca-Cola Bottling Luanda SARL	Angola	CSDs	**28%**	28%	—
Coca-Cola Bottling Sud de Angola SARL	Angola	CSDs	**37%**	37%	—
Chibuku Products Ltd	Malawi	Sorghum brewing	**31%**	31%	50%
Kgalagadi Breweries (Pty) Limited	Botswana	Brewing/CSDs	**29%**	29%	47%
Lesotho Brewing (Pty) Ltd	Lesotho	Brewing/CSDs	**24%**	24%	39%
National Breweries plc [13]	Zambia	Sorghum brewing	**43%**	43%	70%
Nile Breweries Ltd [21]	Uganda	Brewing	**59%**	59%	40%
Swaziland Brewers Ltd	Swaziland	Brewing	**37%**	37%	60%
Tanzania Breweries Ltd [13] [15]	Tanzania	Brewing	**33%**	41%	66%
Zambian Breweries plc [13]	Zambia	Brewing/CSDs	**53%**	56%	90%
Asian operations					
SABMiller Asia BV [16] [17]	Netherlands	Holding company	**100%**	100%	100%
Mysore Breweries Ltd	India	Brewing	**83%**	82%	—
Narang Breweries (Pvt) Ltd	India	Brewing	**85%**	85%	60%
Rochees Breweries Ltd [18]	India	Brewing	**81%**	—	—
Beer South Africa [19]					
The South African Breweries Ltd [19]	South Africa	Brewing and holding company	**100%**	100%	100%
South African Breweries Hop Farms (Pty) Ltd	South Africa	Hop farming	**100%**	100%	100%
Southern Associated Maltsters (Pty) Ltd	South Africa	Maltsters	**100%**	100%	100%
Other Beverage Interests					
Other Beverage Interests (Pty) Ltd	South Africa	Holding company	**100%**	100%	100%
Amalgamated Beverage Industries Ltd [13]	South Africa	Beverages	**74%**	74%	74%
Appletiser South Africa (Pty) Ltd	South Africa	Fruit juices and water	**100%**	100%	100%

Notes to the consolidated financial information — (continued)

37. Principal subsidiary undertakings (continued)

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2003	2002	2001
Hotels and Gaming					
Southern Sun Holdings Ltd	South Africa	Holding company	**100%**	100%	100%
Southern Sun Hotel Interests (Pty) Ltd [20]	South Africa	Hotels	**49%**	100%	100%
Southern Sun Gaming Investments (Pty) Ltd	South Africa	Gaming Investments	**100%**	100%	100%

Notes:

(1) Previously named South African Breweries International (Finance) BV.

(2) Previously named South African Breweries International BV.

(3) Voting rights are different from the nominal interest. A 50% voting right can be exercised. Control vests in SABMiller plc by virtue of the management agreement.

(4) In March 2003, the trade of Industrias Cristal, SA, Embotelladora Salvadoreña, SA and La Constancia, SA were transferred into this company.

(5) In March 2003, the trade of these companies was transferred to Industrias La Constancia, SA. These companies retained the land and buildings which are leased to Industrias La Constancia, SA.

(6) Previously named South African Breweries International (Europe) BV.

(7) This company was formed following the merger of Bere Timisoreana SA and SC Ursus SA in the year ended 31 March 2003.

(8) SABMiller Poland BV, a wholly owned subsidiary of SABMiller Europe, holds 71.9% of Kompania Piwowarska SA (KP) at 31 March 2003. At 31 March 2001 the group's holding in KP was held indirectly through two 100% subsidiary undertakings which owned directly and indirectly 66% of KP. In addition, the Polish government and certain employees of KP may exercise put options amounting to approximately 3%. The group believed that there was a general commercial probability that these options would be exercised and accounted for a total effective interest in KP of 69%. At 31 March 2002, the two 100% subsidiary undertakings owned directly and indirectly 72% of KP.

(9) Pivovar Šariš AS is 100% owned by BBG Austria, a wholly owned subsidiary of SABMiller Europe BV.

(10) These companies were merged during the year ended 31 March 2003 to form Compania de Bere Romania.

(11) Previously named South African Breweries International (Africa) BV.

(12) Previously named Antler Corporation BV.

(13) Listed in country of incorporation.

(14) In December 2002 SABMiller Africa BV disposed of its subsidiary Castle Brewing Kenya Ltd in exchange for a 20% shareholding in Kenya Breweries Ltd, a subsidiary of East African Breweries Ltd. At 31 March 2001 and 2002 SABMiller Africa had a 86% shareholding and held an additional 1% by proxy.

(15) The shareholding in Tanzania Breweries Ltd has reduced in the year ended 31 March 2003 as a result of the East African restructuring detailed in note 29.

(16) This company holds a 49% interest in China Resources Breweries Ltd—see the table for associated undertakings .

(17) Previously named South African Breweries International (Asia) BV.

(18) On 26 March 2003 Mysore Breweries Ltd acquired a 97.35% interest in Rochees Breweries Ltd, replacing a contract brewing arrangement that had been in place for the full year.

(19) When the operations and assets of the South African Beer Division were a part of SAB Ltd, they were held as a division of that company. Following the restructuring, these operations and assets were incorporated into a corporate legal entity, The South African Breweries Ltd.

(20) The nature of SABMiller plc's interest in the Hotels and Gaming division changed at 31 March 2003 from subsidiary to associated undertaking.

(21) This was an associated undertaking at 31 March 2001.

37. Principal subsidiary undertakings (continued)

The group comprises a large number of companies. The list above only includes those subsidiary undertakings which materially affect the profit or net assets of the group, or a business segment, together with the principal intermediate holding companies of the group. The principal country in which each of the above subsidiary undertakings operates is the same as the country in which each is incorporated.

Where the group's nominal interest in the equity share capital of an undertaking was less than 50%, the basis on which the undertaking is a subsidiary undertaking of the group is as follows:

Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd

SABMiller Africa holds a 40% interest in each of Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd with the remaining 60% interest in each held by Sechaba Brewery Holdings Ltd. SABMiller Africa's shares entitle the holder to twice the voting rights of those shares held by Sechaba Brewery Holdings Ltd. The SABMiller 7% indirect interest is held via an 11% interest in Sechaba Brewery Holdings Ltd.

Lesotho Brewing Company (Pty) Limited (Lesotho Brewing)

SABMiller Africa holds a 39% interest in Lesotho Brewing with the remaining interest held by a government authority, the Lesotho National Development Corporation (51%), and the Commonwealth Development Corporation (10%). Lesotho Brewing is treated as a subsidiary undertaking based on the group's ability to control its operations through its board representation. The day to day business operations are managed in accordance with a management agreement with Bevman Services AG, a group company.

Coca-Cola Bottling Luanda SARL (CCBL)

SABMiller Africa is the largest shareholder in CCBL with a 45% holding. Management control is exercised through a contractual agreement with Bevman Services AG, a group company.

African operations

The group's effective interest in its African operations was diluted as a result of the disposal of a 38% interest in SABMiller Africa BV on 1 April 2001, in exchange for a 20% interest in the Castel group's African beverage interests. The operations continue to be consolidated due to SABMiller Africa BV's majority shareholdings, and ability to control the operations.

Notes to the consolidated financial information — (continued)

38. Principal associated undertakings

Associated undertakings

The principal associated undertakings of the group as at 31 March were as set out below. Where the group's interest in an associated undertaking is held by a subsidiary undertaking which is not wholly-owned by the group, the subsidiary undertaking is indicated in a note below.

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2003	2002	2001
African operations					
Delta Corporation Ltd (1) (2)	Zimbabwe	Brewing/CSDs	**17%**	16%	23%
Kenya Breweries Ltd (2) (3)	Kenya	Brewing	**12%**	—	—
Société des Brasseries et Glacières Internationales	France	Holding company	**20%**	20%	—
Brasseries Internationales Holding Ltd	Gibraltar	Holding company	**20%**	20%	—
Asian operations					
China Resources Breweries Ltd, which holds the following subsidiary undertakings:	British Virgin Islands	Holding company	**49%**	49%	49%
China Resources (Anhui) Brewery Co Ltd (4)	China	Brewing	**49%**	49%	49%
China Resources (Anshan) Brewery Co Ltd (4)	China	Brewing	**44%**	44%	44%
China Resources (Blue Sword) Brewery Co Ltd (4)(5)	China	Brewing	**30%**	30%	—
China Resources (Chang Chun) Brewery Co Ltd (4)	China	Brewing	**42%**	42%	—
China Resources (Dalian Banchuidao) Brewery Co Ltd (4)	China	Brewing	**39%**	39%	—
China Resources (Dalian) Brewery Co Ltd (4)	China	Brewing	**49%**	49%	49%
China Resources (Heilongjiang) Brewery Co Ltd (4)	China	Brewing	**34%**	34%	—
China Resources (Jilin) Brewery Co Ltd (4)	China	Brewing	**49%**	44%	44%
China Resources (Liaoyang) Brewery Co Ltd (4)	China	Brewing	**29%**	29%	—

38. Principal associated undertakings (continued)

Name	Country of incorporation	Principal activity	Effective interest in ordinary share capital 2003	2002	2001
China Resources (Shenyang) Snowflake Beer Co Ltd (4)	China	Brewing	49%	44%	44%
China Resources (Tianjin) Brewery Co Ltd (4)	China	Brewing	45%	45%	45%
China Resources (Wanghua) Brewery Co Ltd (4)	China	Brewing	39%	39%	39%
China Resources Food and Beverage (Chengdu) Co Ltd (4)	China	Bottled water	49%	49%	49%
China Resources Food and Beverage (Shenzhen) Co Ltd (4)	China	Bottled water	49%	49%	49%
Shenyang Hwa-Jeng Winery Brewery Ltd (4)	China	Brewing	44%	44%	44%
Shenzhen C'est Bon Food and Drink Co Ltd (4)	China	Bottled water	49%	49%	49%
China Resources (Wuhan) Brewery Co Ltd (4) (6)	China	Brewing	29%	29%	—
China Resources (Panjin) Brewery Co Ltd (4) (7)	China	Brewing	34%	—	—
China Resources (Beijing Lido) Brewery Co Ltd (4) (7)	China	Brewing	49%	—	—
Other Beverage Interests					
Coca-Cola Canners (Pty) Ltd (8)	South Africa	Canning of beverages	24%	24%	24%
Distell Group Ltd (1) (9)	South Africa	Wines and spirits	30%	30%	30%
Hotels and Gaming					
Tsogo Sun Holdings (Pty) Ltd (TSH) (10)	South Africa	Holding company	49%	—	—
Southern Sun Hotels (Pty) Ltd (10)	South Africa	Holding company	49%	—	—
Southern Sun Hotel Interests (Pty) Ltd (10) (11)	South Africa	Hotels	49%	100%	100%
Tsogo Sun Gaming (Pty) Ltd (10)	South Africa	Gaming	49%	—	—
Tsogo Sun Holdings (Pty) Ltd (Tsogo Sun) (10)	South Africa	Gaming	—	50%	50%
Cullinan Hotels (Pty) Ltd	South Africa	Hotels	25%	50%	50%
Hotel Formule 1 (Pty) Ltd	South Africa	Hotels	23%	47%	47%

Notes:

(1) Listed in country of incorporation.

(2) Interests in these companies are held by SABMiller Africa BV which is held 62% by SABMiller Africa and Asia BV.

(3) In December 2002 SABMiller Africa BV disposed of its subsidiary Castle Brewing Kenya Ltd in exchange for a 20% shareholding in Kenya Breweries Limited, a subsidiary of East African Breweries Ltd.

Notes to the consolidated financial information — (continued)

38. Principal associated undertakings (continued)

(4) China Resources Breweries Limited, the group's 49% owned associated undertaking, holds between 60% and 100% of these companies.
(5) China Resources (Blue Sword) Brewery Co Ltd has 12 operating subsidiaries, including China Resources (Mianyang) Brewery Co Ltd.
(6) Shareholding acquired in March 2002.
(7) Shareholding acquired in January 2003.
(8) Amalgamated Beverage Industries Ltd, the group's 74% owned subsidiary undertaking, holds 32% of this company.
(9) Distillers Corporation (SA) Ltd and Stellenbosch Farmer's Winery Group Ltd merged in November 2000 and the name was changed to Distell Group Ltd in March 2001.
(10) The nature of SABMiller plc's interest in the Hotels and Gaming division has changed from subsidiary to associated undertaking at 31 March 2003 (see note 29).
(11) Southern Sun Hotel Interests (Pty) Ltd was sold on 31 March 2003 to Tsogo Sun Holdings (Pty) Ltd as part of the partial disposal of the group's interests in the Hotels and Gaming division.

The principal country in which each of the above associated undertakings operates is the same as the country in which each is incorporated. However, Société des Brasseries et Glacières Internationales and Brasseries Internationales Holding Ltd's (Castel group) principal subsidiaries are in Africa.

Notes to the consolidated financial information — (continued)

39. Individual directors' emoluments

The directors' emoluments in total were as follows:

Emoluments paid for the period 1 April 2000 to 31 March 2003

Name	Salary/ fees UK £	RSA £	Europe £	2003 Total £	2002 Total £	2001 Total £	Retirement contributions £	Benefits £	Total (excl bonus) £	2003 Bonus £	2003 Total £	2002 Total £	2001 Total £
Executive directors													
EAG Mackay	614,344	—	—	614,344	508,800	484,160	173,963***	132,961	921,268	425,000	1,346,268	1,059,431	896,014
MI Wyman	382,313	—	—	382,313	315,000	280,000	59,641	97,714	539,668	215,000	754,668	702,172	610,784
*NJ Adami	45,000	24,652	—	69,652	162,166	160,269	12,754	14,417	96,823	41,666	138,489	305,309	238,466
*RL Lloyd	98,333	—	—	98,333	275,000	270,066	15,340	55,329	169,002	50,000	219,002	644,753	540,063
*AC Parker	25,000	24,428	—	49,428	36,193	—	9,666	14,755	73,849	31,666	105,515	85,743	—
*MH Simms	26,667	—	39,171	65,838	226,341	220,858	9,842	18,382	94,062	46,666	140,728	417,388	365,433
NG Cox	—	—	—	—	—	256,667	—	—	—	—	—	—	457,448
Total (A)											2,704,670	3,214,796	3,108,208
Non-executive directors													
GC Bible	—	—	—	—	—	—	—	—	—		—	—	—
LC Camilleri	—	—	—	—	—	—	—	—	—		—	—	—
N De Lisi	—	—	—	—	—	—	—	—	—		—	—	—
JM Kahn	123,750	—	—	123,750	104,583	100,000	—	6,870	130,620		130,620	110,193	106,507
Lord Fellowes	58,133	—	—	58,133	40,083	36,000	—	317	58,450		58,450	40,407	36,324
MJ Levett	40,000	—	—	40,000	32,500	32,500	—	—	40,000		40,000	32,500	32,500
MQ Morland	44,375	—	—	44,375	35,000	35,000	—	284	44,659		44,659	35,312	35,310
MC Ramaphosa	40,000	—	—	40,000	32,083	30,000	—	—	40,000		40,000	32,083	30,000
Lord Renwick of Clifton	53,875	—	—	53,875	46,417	48,500	—	—	53,875		53,875	46,417	48,500
PJ Manser	54,625	—	—	54,625	28,542	—	—	317	54,942		54,942	28,866	—
Ning Gaoning	35,625	—	—	35,625	14,339	—	—	—	35,625		35,625	14,339	—
**HR Slack	11,667	—	—	11,667	32,500	32,500	—	106	11,773		11,773	32,824	32,824
**CB Strauss	11,667	—	—	11,667	32,083	30,000	—	—	11,667		11,667	32,083	30,000
**HR Collum	—	—	—	—	45,500	44,250	—	—	—		—	45,824	44,574
Total (B)											481,611	450,848	396,539
Grand Total (A+B)											3,186,281	3,665,644	3,504,747

* For the year ended 31 March 2003 former executive directors, termination effective 31 July 2002, numbers record four months' pay

** Former non-executive directors, termination effective 31 July 2002 for Mr Slack and Mr Strauss and 31 March 2002 for Mr Collum.

*** Includes cash long service award of £78,125.

Notes to the consolidated financial information — (continued)

39. Individual directors' emoluments (continued)

Emoluments are presented in £ sterling as this is the prevailing currency in which emoluments are paid. The emoluments of Mr Simms and Mr Lloyd paid in US dollars have been converted into £ sterling at the exchange rate prevailing at the year end, as have the emoluments paid to Mr Simms, Mr Adami and Mr Parker in rand.

In respect of the year ended 31 March 2002 total emoluments included amounts in respect of retirement contributions, benefits and bonus of £79,373, £196,258 and £275,000 respectively for EAG Mackay, £49,140, £178,032 and £160,000 respectively for MI Wyman, £27,301, £28,411 and £87,431 respectively for NJ Adami, £42,900, £191,853 and £135,000 respectively for RL Lloyd, £6,478, £24,276 and £18,796 respectively for AC Parker and £30,527, £46,861 and £113,659 respectively for MH Simms.

In respect of the year ended 31 March 2001 total emoluments included amounts in respect of retirement contributions, benefits and bonus of £50,490, £232,864 and £128,500 respectively for EAG Mackay, £43,680, £222,704 and £64,400 respectively for MI Wyman, £26,143, £20,054 and £32,000 respectively for NJ Adami, £35,076, £151,916 and £83,005 respectively for RL Lloyd, £15,446, £71,517 and £57,612 respectively for MH Simms and £40,040, £104,741 and £56,000 respectively for NG Cox.

In respect of the year ended 31 March 2002 Mr Parker was appointed as an executive director of the company on 29 November 2001. Mr Goedhals, who stepped down from the board on 29 February 2000, continues to be employed as a part-time consultant following his retirement for which he receives fees.

Mr Cox stepped down from the board on 28 February 2001 and transferred to SABMiller Europe where he is chief financial officer based in Budapest. Mr Adami, Mr Lloyd, Mr Parker and Mr Simms left the board on 31 July 2002 but continued in their executive employment.

Mr Manser was appointed as a non-executive director on 1 June 2001 and Mr Gaoning was appointed as a non-executive director on 10 October 2001.

Mr Bible, Mr Camilleri and Ms De Lisi have waived their fees. No payment is made to any party in respect of their directorships.

Mr Ning has waived his fees in favour of China Resources Enterprise Ltd, a Hong Kong company.

Share incentive plans

The interests of the executive directors in shares of the company provided in the form of options and awards since listing on 8 March 1999 are shown in the tables below. During the year to 31 March 2003 the highest and lowest market prices for the company's shares were 592p and 349.5p respectively (2002: 561p and 407.5p, 2001: 565p and 377.5p) and the market price on 31 March 2003 was 396p (2002: 490p, 2001: 457p).

Notes to the consolidated financial information — (continued)

39. Individual directors' emoluments (continued)

SABMiller plc Approved Share Option Scheme

Directors	No of shares as at 31 March 2000	No of shares granted during the year(s)	No of shares exercised during the year(s)	Subscription price (£)	Exercisable 3-10 years from	No of shares as at 31 March 2003	Expected value at 31 March 2003 (£)
EAG Mackay	5,586	Nil	Nil	5.37	16/03/99	5,586	13,200
MI Wyman	5,586	Nil	Nil	5.37	16/03/99	5,586	13,200
NJ Adami	5,586	Nil	Nil	5.37	16/03/99	5,586	13,200
RL Lloyd	5,586	Nil	Nil	5.37	16/03/99	5,586	13,200
AC Parker*	—	7,299	Nil	4.11	02/06/00	7,299	12,000
MH Simms	5,586	Nil	Nil	5.37	16/03/99	5,586	13,200

* With the exception of Mr Parker who became a Director at the company on 29 November 2001, there have been no grants or exercises in the three years under review under this scheme.

Mr Cox stepped down from the board on 28 February 2001. As at 31 March 2000 he held 5,586 shares under the SABMiller Approved Share Option Scheme. No shares were granted or exercised under this scheme between 31 March 2000 and the date of his resignation as a director.

SABMiller plc Executive Share Option No 2 Scheme

Directors	No of shares as at 31 March 2002	No of shares granted during the year ended 31 March 2003	No of shares exercised during the year ended 31 March 2003	Subscription price (£)	Exercisable 3-10 years from	No of shares as at 31 March 2003	Expected value at 31 March 2003 (£)
EAG Mackay	112,577			4.85	09/03/99		
	159,416*			4.11	02/06/00		
	161,589**			5.16	01/06/01		
		201,578		5.705	01/06/02	635,160	1,151,455
MI Wyman	60,463			4.85	09/03/99		
	85,341*			4.11	02/06/00		
	88,857**			5.16	01/06/01		
		93,339		5.705	01/06/02	328,000	592,355
NJ Adami	33,949			4.85	09/03/99		
	47,621*			4.11	02/06/00		
	54,552**			5.16	01/06/01		
		55,429		5.705	01/06/02	191,551	345,419
RL Lloyd	53,350			4.85	09/03/99		
	76,438*			4.11	02/06/00		
	75,502**			5.16	01/06/01		
		77,564		5.705	01/06/02	282,854	510,605
AC Parker	11,345			5.17	27/05/99		
	59,149*			4.11	02/06/00		
	27,386**			5.16	01/06/01		
		39,100		5,705	01/06/02	136,980	241,034
MH Simms	30,237			4.85	09/03/99		
	39,641*			4.11	02/06/00		
	111,498**			5.16	01/06/01		
		69,560		5,705	01/06/02	250,936	442,855

* Granted during the year ended 31 March 2001.
** Granted during the year ended 31 March 2002

Notes to the consolidated financial information — (continued)

39. Individual directors' emoluments (continued)

The options granted on 9 March 1999 were tested against the performance conditions as at 31 March 2002 and 31 March 2003 and did not meet those tests. The options granted on 2 June 2000 were tested against the performance conditions as at 31 March 2003 and did not meet those tests. Retesting will take place over the three year period ending 31 March 2004.

The expected values shown are the aggregates of the Black-Scholes values of each option grant at 31 March 2003. The Black-Scholes values have been calculated by Mercer using a model that uses daily share price data and takes account of the option grant date, exercise price and time to maturity, with assumptions as to dividend yield and the risk-free rate of return.

As at 31 March 2000 Mr Cox held 60,463 shares with a subscription price of £4.85, exercisable 3-10 years from 9 March 1999. During the year to 31 March 2001, 85,341 shares with a subscription price of £4.11 exercisable 3-10 years from 2 June 2000 were granted. The total number of share options held under this scheme at 31 March 2001 were 145,804.

SABMiller plc Performance Share Award Scheme

Directors	No of shares as at 31 March 2002	No of shares granted during the year ended 31 March 2003	Share price at date of award (£)	No of shares vested/ (lapsed) during the year ended 31 March 2003	Purchase price (£)	Perfor-mance period 3 years from	No of shares as at 31 March 2003	Expected value (£)
EAG Mackay	64,948			(64,948)	1.00	09/03/99		
	84,307[a]		4.11		0.00	01/06/00		
	73,946[b]		5.16		0.00	01/06/01		
		100,789	5.705		0.00	01/06/02		
		240,000	5.12**		0.00	09/07/02	499,042	1,818,892
MI Wyman	26,289			(26,289)	1.00	09/03/99		
	34,063[a]		4.11		0.00	01/06/00		
	30,523[b]		5.16		0.00	01/06/01		
		46,670	5.705		0.00	01/06/02		
		160,000	5.12**		0.00	09/07/02	271,256	1,060,115
NJ Adami	14,761			(14,761)	1.00	09/03/99		
	19,062[a]		4.11		0.00	01/06/00		
	17,770[b]		5.16		0.00	01/06/01		
		27,715	5.705		0.00	01/06/02		
		120,000*	4.40		0.00	01/08/02	184,547	665,676
RL Lloyd	23,196			(23,196)	1.00	09/03/99		
	30,303[a]		4.11		0.00	01/06/00		
	26,647[b]		5.16		0.00	01/06/01		
		38,782	5.705		0.00	01/06/02	95,732	241,648
AC Parker	15,961[a]		4.11		0.00	01/06/00		
	12,267[b]		5.16		0.00	01/06/01		
		19,550	5.705		0.00	01/06/02		
		80,000*	4.40		0.00	01/08/02	127,778	454,615
MH Simms	13,147			(13,147)	1.00	09/03/99		
	16,375[a]		4.11		0.00	01/06/00		
	24,499[b]		5.16		0.00	01/06/01		
		34,780	5.705		0.00	01/06/02	75,654	196,068

* In September 2002 the remuneration committee made these awards to Mr Adami and Mr Parker, as their retention and future motivation was considered to be crucial to the future success of the company. Vesting of these awards will be subject to continued employment and assessment by the chief executive to the remuneration committee of their contribution to the success of SABMiller over a three year period.

Notes to the consolidated financial information — (continued)

39. Individual directors' emoluments (continued)

The performance shares awarded in March 1999 were tested against the performance condition in March 2002 and lapsed in full.

** TSR base price £4.77.

a Granted during the year ended 31 March 2001

b Granted during the year ended 31 March 2002

The expected values shown are the aggregate expected values of all outstanding awards estimated by reference to the probabilities of any portion of each award vesting.

As at 31 March 2000 Mr Cox held 26,289 shares with a purchase price of £1.00 and a performance period of three years from 9 March 1999. During the year to 31 March 2001 34,063 shares with a purchase price of £0.00 and a performance period at three years from 1 June 2000 were awarded under this scheme. The total number of shares held at 31 March 2001 was 60,352.

SABMiller plc Mirror Executive Share Purchase Scheme (South Africa)

Prior to adoption of new share schemes, in March 1999 each of the executive directors participated in the old SAB Executive Share Purchase Scheme.

Details of options granted and share purchases awarded prior to listing in respect of SAB Ltd shares under this scheme are set out below:

Directors	As at 31 March 2002	No of shares granted during the year ended 31 March 2003	No of shares implemented/ during the year ended 31 March 2003	Sale price/ market price ZAR	Exercise price ZAR	Exercise period 10 years from	As at 31 March 2003
JM Kahn	400,000	—	—	—	53.63	29/05/96	400,000
EAG Mackay	100,000	—	—	—	34.55	14/04/94	100,000
	100,000	—	—	—	53.63	29/05/96	100,000
	100,000	—	—	—	53.95	28/05/97	100,000
	150,000	—	—	—	46.40	11/11/98	150,000
MI Wyman	100,000	—	—	—	53.63	29/05/96	100,000
	40,000	—	—	—	32.84	14/09/98	40,000
	60,000	—	—	—	46.40	11/11/98	60,000
NJ Adami	100,000	—	—	—	53.63	29/05/96	100,000
	40,000	—	—	—	32.84	14/09/98	40,000
	100,000	—	—	—	46.40	11/11/98	100,000
RL Lloyd	60,000	—	—	—	53.95	28/05/97	60,000
	60,000	—	—	—	46.40	11/11/98	60,000
AC Parker	40,000	—	—	—	34.55	14/04/94	40,000
	50,000	—	—	—	32.84	14/09/98	50,000
	50,000	—	—	—	43.09	02/06/00	50,000
MH Simms	60,000	—	—	—	53.63	29/05/96	60,000
	40,000	—	—	—	48.62	19/01/98	40,000
	60,000				46.40	11/11/98	60,000

During the year to 31 March 2002 Mr Adami exercised 50,000 of the 14 April 1994 options with an exercise price of ZAR34.55 for a sale price of ZAR55.04. During the year to 31 March 2001 Mr Wyman and Mr Adami exercised 100,000 and 50,000 respectively of the 14 April 1994 options with an exercise price of ZAR34.55 for a sale price of ZAR55.87 and ZAR54.04 respectively and Mr Lloyd exercised 100,000 of the 19 October 1990 options with an exercise price of ZAR14.61 for a sale price of ZAR49.63.

Notes to the consolidated financial information — (continued)

39. Individual directors' emoluments (continued)

The executive directors are not eligible to receive further awards under this scheme. The characteristics for this scheme are such that taxable gains on exercise of options were recognised in prior years of all the share rights reflected in the table.

From 3 June 2000, the old SAB Executive Share Purchase Scheme was closed for purposes of new awards, and replaced by the Mirror Scheme for the purposes of new awards to employees of South African employers in the group and certain categories of other employees of South African origin elsewhere in the group (other than SABMiller plc directors), principally in Africa.

As at 31 March 2000, Mr Cox held 100,000 share options with an exercise price of R53.63 with an exercise period 10 years from 29 May 1996 and 100,000 share options with an exercise price or R46.40 with an exercise period 10 years from 11 November 1998. No share options were granted during the year ended 31 March 2001.

Directors' beneficial interests in shares of the company

The interests of the directors in the shares of the company at 31 March 2003 were:

Directors	Beneficial holding at 31 March 2001	Purchased/ (sold) during the year ended 31 March 2002	Beneficial holding at 31 March 2002	Purchased/ (sold) during the year ended 31 March 2003	Beneficial holding at 31 March 2003
JM Kahn	1,470,578	—	1,470,578	—	1,470,578
EAG Mackay	6	—	6	—	6
MI Wyman	120,000	—	120,000	—	120,000
GC Bible	—	—	—	—	—
LC Camilleri	—	—	—	—	—
N De Lisi	—	—	—	—	—
Lord Fellowes	1,000	—	1,000	—	1,000
Ning Gaoning	—	—	—	—	—
MJ Levett	40,000	—	40,000	—	40,000
PJ Manser	—	—	—	—	—
MQ Morland	14,800	—	14,800	—	14,800
MC Ramaphosa	—	—	—	—	—
Lord Renwick of Clifton	2,000	2,000	4,000	5,000	9,000
NJ Adami	155	8,500	8,655	—	—
RL Lloyd	57,004	(20,000)	37,004	—	—
MH Simms	10,000	(10,000)	—	—	—
HR Collum	—	—	—	—	—
HR Slack	—	—	—	—	—
Dr CB Strauss	200	—	200	—	—
AC Parker	17,700	—	17,700	—	—

Mr Ramaphosa has a non-beneficial holding of 4,000 shares as at 31 March 2003 which has remained unchanged in the three year period ended 31 March 2003.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

MILLER FINANCIAL INFORMATION

Accountant's report as at and for the three years ended 31 December 1999, 2000 and 2001, and as at and for the three-month periods ended 31 March 2001 and 2002.

The following is a copy of an Accountants' Report on Miller, which was included in "Part 5 — Financial information relating to Miller" of the Group's combined circular and listing particulars dated 7 June 2002 relating to the Miller Acquisition.

"PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
South African Breweries plc
Dukes Court
Duke Street
Woking
Surrey
GU21 5BH

J.P. Morgan plc (as Sponsor)
125 London Wall
London
EC2Y 5AJ

7 June 2002

Dear Sirs

Miller Brewing Company

Introduction

We report on the consolidated financial information of Miller Brewing Company ("Miller") set out below. This consolidated financial information has been prepared for inclusion in the listing particulars dated 7 June 2002 (the "Listing Particulars") of South African Breweries plc ("SAB") relating to the proposed transaction between SAB and Philip Morris Companies Inc. ("Philip Morris") regarding Miller.

Basis of preparation

The consolidated financial information set out below is based on the audited consolidated financial statements of Miller for the three years ended 31 December 2001 and the three months ended 31 March 2001 and 2002. No adjustments were considered necessary.

Responsibility

Such consolidated financial statements are the responsibility of management of Miller, who approved their issue. The directors of SAB are responsible for the contents of the Listing Particulars, in which this report is included. It is our responsibility to compile the consolidated financial information set out in our report, from the underlying consolidated financial statements, to form an opinion on the consolidated financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the consolidated financial information. The evidence included that previously obtained by us relating to the audit of the consolidated financial statements underlying the consolidated financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the consolidated financial statements underlying the consolidated financial information and whether the accounting policies are appropriate to the circumstances of Miller, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the consolidated financial information gives for the purposes of the Listing Particulars, a true and fair view of the state of affairs of Miller as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended.

Consolidated profit and loss accounts

		Year ended 31 December			3 months ended 31 March	
	Notes	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Turnover	3	4,628	4,916	4,800	1,118	1,220
Net operating costs	4	(4,154)	(4,455)	(4,428)	(1,029)	(1,117)
Group operating profit		474	461	372	89	103
(Loss)/profit on disposal of fixed assets	6	(21)	169	—	—	(5)
Profit on ordinary activities before interest and taxation		453	630	372	89	98
Net interest payable	5	(6)	(4)	(2)	(1)	—
Profit on ordinary activities before taxation	3,4	447	626	370	88	98
Taxation on profit on ordinary activities	7	(176)	(228)	(147)	(34)	(38)
Profit on ordinary activities after taxation		271	398	223	54	60
Equity minority interests		(13)	(45)	(3)	(1)	(1)
Profit for the financial period		258	353	220	53	59
Dividends	8	(100)	(330)	(175)	—	(50)
Retained profit for the financial period	20	158	23	45	53	9

All amounts included in the consolidated profit and loss accounts relate to continuing activities.

Consolidated statements of total recognised gains and losses

	Notes	Year ended 31 December 1999 US$m	2000 US$m	2001 US$m	3 months ended 31 March 2001 US$m	2002 US$m
Profit for the financial period		258	353	220	53	59
Exchange adjustments offset in reserves	20	—	2	—	—	—
Tax on exchange adjustments offset in reserves	20	—	(1)	—	—	—
Total recognised gains for the period		258	354	220	53	59

Consolidated reconciliations of movements in shareholder's funds

	Year ended 31 December 1999 US$m	2000 US$m	2001 US$m	3 months ended 31 March 2001 US$m	2002 US$m
Profit for the financial period	258	353	220	53	59
Dividends	(100)	(330)	(175)	—	(50)
	158	23	45	53	9
Other recognised gains for the period	—	1	—	—	—
Net change in shareholder's funds	158	24	45	53	9
Shareholder's funds as at beginning of period	468	626	650	650	695
Shareholder's funds as at end of period	626	650	695	703	704

Consolidated balance sheets

	Notes	31 December 1999 US$m	31 December 2000 US$m	31 December 2001 US$m	31 March 2001 US$m	31 March 2002 US$m
Fixed assets						
Intangible assets	9	161	153	144	150	142
Tangible assets	10	958	958	964	955	974
Investments	11	4	—	—	—	—
		1,123	1,111	1,108	1,105	1,116
Current assets						
Stock	13	125	116	127	128	128
Debtors:						
Amounts falling due within one year	14	193	212	183	286	291
Amounts falling due after more than one year	14	27	26	38	25	38
		220	238	221	311	329
Cash at bank and in hand		1	1	4	1	4
		346	355	352	440	461
Creditors—Amounts falling due within one year	15	(468)	(456)	(390)	(471)	(479)
Net current liabilities		(122)	(101)	(38)	(31)	(18)
Total assets less current liabilities		1,001	1,010	1,070	1,074	1,098
Creditors—Amounts falling due after more than one year	16	(23)	(14)	(13)	(14)	(12)
Provisions for liabilities and charges						
Provisions for liabilities and charges	18	(341)	(340)	(358)	(350)	(376)
Interests in joint ventures:	12					
Share of gross assets		—	—	—	—	—
Share of gross liabilities		(4)	(4)	—	(4)	—
		(4)	(4)	—	(4)	—
		(345)	(344)	(358)	(354)	(376)
Net assets	3	633	652	699	706	710
Capital and reserves						
Called up share capital	19	1	1	1	1	1
Additional paid in capital	20	40	40	40	40	40
Profit and loss account	20	585	609	654	662	663
Total shareholder's funds		626	650	695	703	704
Equity minority interest		7	2	4	3	6
Capital employed		633	652	699	706	710

Consolidated cash flow statements

	Notes	Year ended 31 December 1999 US$m	2000 US$m	2001 US$m	3 months ended 31 March 2001 US$m	2002 US$m
Net cash inflow from operating activities	21	667	553	482	25	75
Returns on investments and servicing of finance						
Interest received		2	2	3	1	1
Interest paid		(7)	(7)	(6)	(2)	(1)
Dividends paid to minority interests		(7)	(10)	(1)	—	—
Net cash outflow from returns on investments and servicing of finance		(12)	(15)	(4)	(1)	—
Taxation		(189)	(200)	(125)	(30)	(26)
Capital expenditure and financial investment						
Purchase of tangible fixed assets		(204)	(138)	(136)	(27)	(46)
Purchase of intangible fixed assets		(154)	—	—	—	—
Sale of tangible fixed assets		—	9	—	—	—
Sale of intangible fixed assets		—	131	—	—	—
Repayment of note receivable from joint venture	12	—	—	3	—	—
Funding of joint venture losses	12	—	—	(4)	—	—
Net cash (outflow)/inflow for capital expenditure and financial investment		(358)	2	(137)	(27)	(46)
Equity dividends paid to parent company		(100)	(330)	(175)	—	(50)
Net cash inflow/(outflow) before financing		8	10	41	(33)	(47)
Financing						
Increase/(decrease) in external borrowings		3	—	(1)	1	—
(Decrease)/increase in funding from parent company		(11)	(10)	(37)	32	47
Net cash (outflow)/inflow from financing		(8)	(10)	(38)	33	47
Increase in net cash		—	—	3	—	—
Reconciliation to net debt						
Net debt at beginning of period	23	(88)	(80)	(70)	(70)	(29)
Movement in net cash		—	—	3	—	—
Movement in external borrowings		(3)	—	1	(1)	—
Movement in funding from parent company		11	10	37	(32)	(47)
Net debt at end of period	23	(80)	(70)	(29)	(103)	(76)

Notes to the consolidated financial information

1. Basis of preparation

During the period of the consolidated financial information Miller was a wholly-owned subsidiary of Philip Morris. Miller is a brewer, marketer and seller of beer and other malt-based beverages with the majority of its volume sold in the United States to independent distributors. In addition, it has sales offices outside the United States, principally in Mexico, Taiwan and the United Kingdom.

Miller's principal subsidiary undertakings and its joint venture are as follows:

			Interest in ordinary share capital				
			31 December			31 March	
Name	Country of incorporation	Principal activity	1999	2000	2001	2001	2002
Miller Brewing Company	USA	Group holding company Brewing, marketing and sale of beer	100.00%	100.00%	100.00	100.00%	100.00%
Jacob Leinenkugel Brewing Co., Inc.	USA	Manufacture and sale of malt beverages	100.0%	100.0%	100.0%	100.0%	100.0%
Foster's USA, LLC (1)	USA	Import and sale of beer	50.1%	50.1%	50.1%	50.1%	50.1%
Miller do Brazil LTDA (2)	Brazil	Joint venture	50.0%	50.0%	—	50.0%	—

Notes:

(1) Until December 2000, known as Molson USA, LLC. (See Note 6 for further details).

(2) Dissolved in September 2001. (See Note 12 for further details).

2. Accounting policies

Accounting convention

The consolidated financial information has been prepared under the historical cost convention in accordance with accounting standards applicable in the United Kingdom.

Basis of consolidation

The consolidated financial information consolidates the financial information of subsidiary undertakings. All significant intercompany transactions have been eliminated.

Acquisitions and disposals

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill, as indicated below.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging or crediting the gross amount of any related goodwill to the extent that it has not previously been taken to the consolidated profit and loss account.

Joint ventures

Joint ventures are arrangements in which Miller has a long-term interest and shares control under a written contractual arrangement. The consolidated financial information includes the appropriate share of the joint venture's results and net assets based on its latest financial statements.

Notes to the consolidated financial information — (continued)

2. Accounting policies (continued)

Goodwill

Purchased goodwill is capitalised and amortised through the consolidated profit and loss account over management's estimate of its useful life, being twenty years for the goodwill that has arisen to date.

Management's assessment of the useful life of this goodwill is based on the nature of the business acquired, the durability of the products to which the goodwill attaches and the expected future impact of competition on the business.

Trademarks

The fair value of businesses acquired includes trademarks which are recognised in the balance sheet where the trademark has a value which is long-term. Acquired trademarks are only recognised where title is clear, the trademark could be sold separately from the rest of the business and the earnings attributable to it are separately identifiable.

Where an acquired trademark is seen as having a finite useful economic life, it is subject to amortisation, which in respect of trademarks currently held is twenty years, based on the nature of the trademarks acquired, the durability of the products to which the trademarks attach and the expected future impact of competition on the business.

Turnover

Turnover represents the net invoice value of goods and services provided to third parties and includes excise duties and amounts billed to customers relating to shipping and handling. Miller classifies substantially all sales incentives as a reduction in turnover. Turnover is recognised upon shipment of goods when title and risk of loss passes to customers. Shipping and handling costs incurred by Miller are included in net operating costs.

Stock

Stocks are stated at the lower of cost incurred in bringing each product to its present location and condition, and net realisable value, as follows:

Raw materials, consumables and goods for resale: Purchase cost on a first-in, first-out basis ("FIFO").

Finished goods and work in progress: Raw material cost plus direct costs and a proportion of manufacturing overhead expenses.

Net realisable value is based on estimated selling price less further costs expected to be incurred to completion and disposal.

Research and development

Research and development expenditures are written off in the period in which they are incurred.

Advertising costs

Advertising costs are expensed as incurred or are accumulated and then expensed when the related advertising is aired or displayed.

Notes to the consolidated financial information — (continued)

2. Accounting policies (continued)

Software costs

Certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use are capitalised. Capitalised software costs are amortised on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

Tangible fixed assets and depreciation

Tangible fixed assets are recorded at historical cost less accumulated depreciation. Major renewals and improvements to fixed assets are capitalised whilst routine maintenance and repairs are expensed when incurred.

No depreciation is provided on freehold land. In respect of all other tangible fixed assets, depreciation is provided on a straight-line basis at rates calculated to write off the cost, less the estimated residual value based on prices prevailing at the date of acquisition, of each asset evenly over its expected useful life as follows:

Freehold buildings	20–40 years
Leasehold land and buildings	Shorter of the lease term or 20 years
Machinery and equipment	3–20 years
Containers, including returnable bottles and pallets	2–10 years

Miller selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors Miller takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used.

No further depreciation is provided in respect of assets which are fully written down but are still in use. Profit or loss on the sale or disposal of a fixed asset is the difference between the net disposal proceeds and the net book value of the asset.

Fixed asset investments

Fixed asset investments, other than joint ventures, are stated individually at the lower of cost or their recoverable amount which is determined as the higher of net realisable value or value in use.

Capitalisation of interest and other costs

Financing costs and certain direct costs incurred on major capital projects, during the period of development or construction, are capitalised up to the time of completion of the project.

Deposits by customers

Returnable bottles and pallets in circulation are recorded within fixed assets and a corresponding liability is recorded as a component of creditors due in less than one year, in respect of the obligation to repay the customers' deposits.

Notes to the consolidated financial information — (continued)

2. Accounting policies (continued)

Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between Miller's taxable profits and its results as stated in the consolidated financial information.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Foreign currencies

The consolidated financial information has been prepared on the basis that transactions in foreign currencies are recorded in US dollars at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated profit and loss account.

The profit and loss accounts and cash flow statements of overseas subsidiary undertakings are translated at weighted average rates of exchange for the relevant reporting period, other than material exceptional items which are translated at the rate on the date of the transaction and assets (including goodwill) and liabilities are translated at exchange rates prevailing at the relevant balance sheet date.

Exchange differences arising on the retranslation of opening net investments (including goodwill) together with differences between profit and loss accounts translated at average and closing rates, are shown as a movement in shareholder's funds and in the consolidated statements of total recognised gains and losses.

Leasing commitments

Assets held under finance leases which result in Miller bearing substantially all the risks and rewards of ownership are capitalised as tangible fixed assets and depreciated over their useful lives. The capital element of future obligations under the leases is included as a liability in the consolidated balance sheet classified, as appropriate, as a creditor due within or after one year. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Rentals paid on operating leases are charged to the consolidated profit and loss account on a straight-line basis over the lease term.

2. Accounting policies (continued)

Employee benefit plans

Pension plans

Costs of defined benefit schemes are charged to the profit and loss account so as to spread the cost of pensions over the employees' expected remaining working lives in proportion to their expected payroll costs. For the defined benefit schemes in which Miller's hourly employees participate, differences between the amounts funded and the amounts charged to the consolidated profit and loss account are treated as either provisions or prepayments in the consolidated balance sheet.

Contributions to defined contribution and multi-employer schemes are expensed as incurred.

Post-retirement medical benefits

Miller provides post-retirement medical and life insurance benefits to qualifying employees. The expected costs of these benefits are assessed with the advice of qualified actuaries and charged to the consolidated profit and loss account on a systematic basis over the employees' expected remaining working lives within Miller.

Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Financial instruments

Financial assets are recognised when Miller has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset, or to exchange financial instruments with another entity on potentially unfavourable terms. When these criteria no longer apply, a financial asset or liability is no longer recognised.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities, which are in determinable monetary amounts, and Miller intends to settle on a net basis, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the period in which they are incurred.

Where the fair value of a financial asset falls below its carrying value, any difference is, in the case of fixed assets, provided for if it is regarded that impairment exists. In the case of financial assets classified as current assets, provision is made wherever net realisable value is lower than the carrying value.

Notes to the consolidated financial information — (continued)

3. Segmental reporting

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Geographical analysis					
Turnover					
United States	4,601	4,886	4,773	1,114	1,215
Rest of the world	27	30	27	4	5
Total	4,628	4,916	4,800	1,118	1,220
Profit before taxation					
United States	453	442	353	86	99
Rest of the world	21	19	19	3	4
	474	461	372	89	103
(Loss)/profit on disposal of fixed assets—United States	(21)	169	—	—	(5)
Interest payable	(6)	(4)	(2)	(1)	—
Total	447	626	370	88	98

In the opinion of management, Miller has had only one business segment during the three years ended 31 December 2001, and the three months ended 31 March 2001 and 2002, being the brewing, marketing and sale of beer and other malt-based beverages.

Geographical analysis is based on the country in which the order is received. Of the turnover attributable to the United States, US$97 million, US$103 million, US$87 million, US$17 million and US$19 million related to export sales, primarily to customers located in Mexico, for the years ended 31 December 1999, 2000 and 2001, and the three months ended 31 March 2001 and 2002, respectively. Turnover attributable to the rest of the world consists mainly of royalty income earned from licensed sales of Miller's brands in other countries.

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Geographical analysis					
Net assets					
United States	701	706	711	792	768
Rest of the world	12	16	17	17	18
	713	722	728	809	786
Net debt (Note 23)	(80)	(70)	(29)	(103)	(76)
Total	633	652	699	706	710

Notes to the consolidated financial information — (continued)

4. Net operating costs

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Raw materials and consumable stores	1,594	1,715	1,632	372	429
Changes in stock of finished goods and work in progress	(3)	8	(9)	(10)	(1)
Excise duties	854	897	862	168	213
Employee costs	598	660	650	159	170
Advertising, marketing and promotion	512	563	608	143	130
Depreciation of tangible assets					
—owned assets	133	132	126	30	30
—leased assets	1	1	1	1	1
Container amortisation	4	4	4	1	1
Amortisation of intangible assets	7	9	9	3	2
Exceptional items (see below)	—	—	34	—	8
Other operating income	(12)	—	(11)	(3)	(2)
Other operating charges	421	394	434	142	120
Allocation of costs by Philip Morris (Note 31)	45	72	88	23	16
	4,154	4,455	4,428	1,029	1,117

Other operating charges include repairs and maintenance, utilities and rent expense.

Profit before taxation is stated after charging the following:

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Operating lease rentals					
– land and buildings	4	4	4	1	1
– plant, vehicles and systems	14	15	11	3	2
Research and development expenditure	16	18	17	4	4
Costs incurred in respect of work performed on year 2000 modifications	7	—	—	—	—

Audit fees and non-audit fees paid to PricewaterhouseCoopers LLP in the United States were as follows:

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Audit fees and expenses	0.3	0.3	0.3	0.1	0.1
Non-audit fees and expenses	0.2	0.6	0.3	0.1	0.1
	0.5	0.9	0.6	0.2	0.2

4. Net operating costs (continued)

Exceptional items

In the year ended 31 December 2001, in connection with the settlement of a dispute relating to Miller's contract brewing agreement with the Pabst Brewing Company ("Pabst"), Miller, amongst other matters, made a US$19 million payment to Pabst to fund certain Pabst expenses. In addition, Miller provided US$15 million in respect of notes receivable from Pabst (see Note 22).

In December 2001, Miller offered a voluntary early retirement programme to certain salaried non-union employees under which eligible employees had until February 2002 to elect to definitively participate. In February 2002 Miller incurred a pre-tax charge of approximately US$8 million in respect of approximately 90 employees who elected to take early retirement. None of these amounts had been paid by the period end, and accordingly Miller has included an accrual for the full amount in the consolidated balance sheet at 31 March 2002.

5. Interest and similar items

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Interest payable on loans from Philip Morris	(6)	(4)	(4)	(1)	—
Interest payable on other loans and finance leases	(2)	(2)	(1)	(1)	(1)
Total interest payable	(8)	(6)	(5)	(2)	(1)
Interest receivable	2	2	3	1	1
Net interest payable	(6)	(4)	(2)	(1)	—

6. (Loss)/profit on disposal of fixed assets

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
(Loss)/profit on disposal of brewing facilities	(21)	4	—	—	—
Write off of a fixed asset investment	—	(4)	—	—	—
Profit on sale of distribution rights	—	169	—	—	—
Loss on disposal of fixed assets	—	—	—	—	(5)
(Loss)/profit on disposal of fixed assets	(21)	169	—	—	(5)
Tax impact of the above items	8	(66)	—	—	2
Minority interest impact of the above items	—	(24)	—	—	—

Miller recorded an impairment charge of US$21 million in the year ended 31 December 1999 to write down the book value of three brewing facilities, which were held for disposal, to their estimated fair values less costs of disposal. Two of these facilities were sold during the year ended 31 December 2000 for amounts in excess of their carrying values, resulting in a pre-tax profit of US$4 million. Miller sold the third facility in April 2002 for an amount equal to its carrying value.

During the year ended 31 December 2000, Miller wrote off its investment in ASIMCO (see Note 11) resulting in a pre-tax loss of US$4 million.

Notes to the consolidated financial information — (continued)

6. (Loss)/Profit on disposal of fixed assets (continued)

During 1997, a majority-owned subsidiary of Miller, called Molson USA, LLC, entered into an agreement with Martlet Importing Co., Inc. ("Molson") and Foster's Brewing Group USA Limited ("Foster's") to import and distribute beer and other malt-based beverages within the United States, under certain trademarks owned by Molson and Foster's. In the year ended 31 December 2000, Molson USA, LLC, sold its rights to the use of the Molson trademark in the United States for consideration of US$171 million, consisting of cash of US$131 million and promissory notes of US$40 million, resulting in, after the deduction of US$2 million of expenses, a net pre-tax profit of US$169 million. The promissory notes were immediately distributed by Molson USA, LLC to its minority interest shareholders by way of a dividend. Following the sale of the Molson distribution rights, Molson USA, LLC was renamed Foster's USA, LLC and is now only distributing beverages under the Foster's trademarks.

During the three months ended 31 March 2002, Miller wrote off certain machinery and equipment that was no longer used in the business, resulting in a pre-tax loss of US$5 million.

7. Tax on profit on ordinary activities

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Analysis of charge in period:					
United States tax					
Federal income taxes at 35%	165	169	101	23	22
State and local income taxes	27	31	21	5	5
	192	200	122	28	27
Non United States tax					
Corporation taxes	1	1	2	—	—
Total current tax	193	201	124	28	27
United States deferred tax					
Origination and reversal of timing differences	(17)	27	23	6	11
Total deferred tax	(17)	27	23	6	11
Tax on profit on ordinary activities	16	228	147	34	38

Tax on recognised gains and losses not included in the profit and loss account:

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Current tax credit on exchange movements offset in reserves	—	1	—	—	—
	—	1	—	—	—

In respect of federal income tax, Miller is included in the consolidated federal income tax return of Philip Morris. Miller makes payments to, or is reimbursed by, Philip Morris for the tax effects resulting from its inclusion in Philip Morris' consolidated federal income tax return. For each of

7. Tax on profit on ordinary activities (continued)

the three years ended 31 December 2001, and for the three months ended 31 March 2001 and 2002, the federal income tax charge included in Miller's consolidated profit and loss account would not have been materially different had the charge for Miller been calculated as though it had submitted its federal income tax return separately. In respect of state income tax returns, Miller is solely responsible for its tax liabilities.

The current tax on ordinary activities is higher in the year ended 31 December 1999 and lower in the years ended 31 December 2000 and 2001, and the three months ended 31 March 2001 and 2002, than the standard rate of federal income tax in the United States (35 per cent.). The differences are explained below:

	Year ended 31 December			3 months ended 31 March	
	1999	2000	2001	2001	2002
	%	%	%	%	%
US federal statutory rate	35.0	35.0	35.0	35.0	35.0
Increase/(decrease) resulting from:					
State and local income taxes, net of federal benefit	4.0	3.5	3.7	3.7	3.4
Minority interest in Foster's USA, LLC	(1.2)	(2.9)	(0.3)	(0.5)	(0.4)
Other	1.6	0.8	1.3	0.4	0.8
Effective tax rate on ordinary activities	39.4	36.4	39.7	38.6	38.8
Effect of deferred tax	3.8	(4.3)	(6.2)	(6.8)	(11.2)
Effective current tax rate on ordinary activities	43.2	32.1	33.5	31.8	27.6

8. Dividends

	Year ended 31 December			3 months ended 31 March	
	1999	2000	2001	2001	2002
	US$m	US$m	US$m	US$m	US$m
Dividends paid and proposed	100	330	175	—	50

Notes to the consolidated financial information — (continued)

9. Intangible fixed assets

	Trademarks US$m	Goodwill US$m	Total US$m
Cost			
At 31 December 1998	—	9	9
Additions (Note 22)	165	—	165
Disposals	—	(5)	(5)
At 31 December 1999	165	4	169
Hindsight adjustment	1	—	1
At 31 December 2000 and 2001, and at 31 March 2001 and 2002	166	4	170
Amortisation			
At 31 December 1998	—	(2)	(2)
Amortised during the year	(6)	(1)	(7)
Disposals	—	1	1
At 31 December 1999	(6)	(2)	(8)
Amortised during the year	(9)	—	(9)
At 31 December 2000	(15)	(2)	(17)
Amortised during the three months	(2)	(1)	(3)
At 31 March 2001	(17)	(3)	(20)
Amortised during the nine months	(6)	—	(6)
At 31 December 2001	(23)	(3)	(26)
Amortised during the three months	(2)	—	(2)
At 31 March 2002	(25)	(3)	(28)
Net book amount			
At 31 December 1999	159	2	161
At 31 December 2000	151	2	153
At 31 March 2001	149	1	150
At 31 December 2001	143	1	144
At 31 March 2002	141	1	142

Notes to the consolidated financial information — (continued)

10. Tangible fixed assets

	Assets under construction US$m	Land and land improvements US$m	Buildings and building equipment US$m	Machinery and equipment US$m	Total US$m
Cost					
At 31 December 1998	78	88	494	2,075	2,735
Additions at cost	177	—	—	—	177
Acquisitions	1	4	7	15	27
Disposals	—	—	(1)	(51)	(52)
Transfers out of assets under construction	(163)	1	8	154	—
Transfers to assets held for sale	—	(2)	(8)	(6)	(16)
At 31 December 1999	93	91	500	2,187	2,871
Additions at cost	138	—	—	—	138
Disposals	—	(2)	(3)	(121)	(126)
Transfers out of assets under construction	(156)	1	7	148	—
At 31 December 2000	75	90	504	2,214	2,883
Additions at cost	27	—	—	—	27
Disposals	—	—	—	(23)	(23)
Transfers out of assets under construction	(68)	—	6	62	—
At 31 March 2001	34	90	510	2,253	2,887
Additions at cost	109	—	—	—	109
Disposals	—	—	(1)	(95)	(96)
Transfers out of assets under construction	(61)	1	2	58	—
At 31 December 2001	82	91	511	2,216	2,900
Additions at cost	46	—	—	—	46
Disposals	—	—	—	(111)	(111)
Transfers out of assets under construction	(35)	—	2	33	—
At 31 March 2002	93	91	513	2,138	2,835

Notes to the consolidated financial information — (continued)

10. Tangible fixed assets (continued)

	Assets under construction US$m	Land and land improvements US$m	Buildings and building equipment US$m	Machinery and equipment US$m	Total US$m
Depreciation					
At 31 December 1998	—	(39)	(293)	(1,501)	(1,833)
Provided during the year	—	(1)	(19)	(114)	(134)
Disposals	—	—	1	48	49
Transfer to assets held for sale	—	—	1	4	5
At 31 December 1999	—	(40)	(310)	(1,563)	(1,913)
Provided during the year	—	(1)	(17)	(115)	(133)
Disposals	—	1	2	118	121
At 31 December 2000	—	(40)	(325)	(1,560)	(1,925)
Provided during the three months	—	—	(4)	(27)	(31)
Disposals	—	—	—	24	24
At 31 March 2001	—	(40)	(329)	(1,563)	(1,932)
Provided during the nine months	—	(1)	(12)	(83)	(96)
Disposals	—	—	—	92	92
At 31 December 2001	—	(41)	(341)	(1,554)	(1,936)
Provided during the three months	—	—	(4)	(27)	(31)
Disposals	—	—	—	106	106
At 31 March 2002	—	(41)	(345)	(1,475)	(1,861)
Net book amount					
At 31 December 1999	93	51	190	624	958
At 31 December 2000	75	50	179	654	958
At 31 March 2001	34	50	181	690	955
At 31 December 2001	82	50	170	662	964
At 31 March 2002	93	50	168	663	974

Included in the amounts for land and land improvements, buildings and building equipment, and machinery and equipment are fully depreciated assets with an original cost of US$1,217 million, US$1,141 million and US$1,054 million at 31 December 1999, 2000 and 2001, respectively, and US$1,110 million and US$1,002 million at 31 March 2001 and 2002, respectively.

The majority of Miller's land and buildings are owned under freeholds. Certain land and buildings at one of Miller's breweries were acquired by another subsidiary of Philip Morris under a long-term finance lease, which expires in 2010. The land and buildings were then sub-let to Miller on the same terms. At the expiry of the lease, Miller can purchase these assets for a nominal consideration. Miller's financial obligations under this lease were settled in full, prior to the start of the period covered by the consolidated financial information. Accordingly, this property has been treated as a freehold in the accompanying consolidated balance sheets.

Notes to the consolidated financial information — (continued)

10. Tangible fixed assets (continued)

Included in the amounts for machinery and equipment are the following amounts relating to assets held under finance leases:

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Cost	13	15	15	15	15
Aggregate depreciation	(6)	(6)	(7)	(6)	(8)
Net book amount	7	9	8	9	7

Included in the amounts for buildings and building equipment and machinery and equipment are the following amounts in respect of interest capitalised:

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
At beginning of period	20	18	15	15	13
Amortised	(2)	(3)	(2)	(1)	(1)
At end of period	18	15	13	14	12

11. Investments

At 31 December 1999, Miller held a 4 per cent. interest in ASIMCO, a privately owned company which operates in the People's Republic of China. During the year ended 31 December 2000, the majority of ASIMCO's underlying assets were sold for minimal consideration and Miller wrote off the US$4 million cost as it determined that the investment was impaired.

12. Interests in joint ventures

In 1995, Miller established a joint venture, Miller do Brazil LTDA, with Companhia Cervejaria Brahma S.A. ("Brahma"), a Brazilian brewing company, to import and distribute certain of Miller's products in Brazil. Miller and Brahma held 50 per cent. each of the joint venture and the contractual arrangements provided that there should be joint control of the company. The joint venture was funded in part by US$3 million of promissory notes due in 2004, bearing a fixed interest rate of 11 per cent., issued to Miller, which are included in long-term notes receivable at 31 December 1999 and 2000, and at 31 March 2001. In September 2001 the joint venture was terminated and the notes repaid by Brahma in return for Miller paying for Brahma's share of the joint venture's operating losses, being US$4 million. Miller's share of the losses of this joint venture was not material to any of the periods presented in the consolidated financial information.

13. Stock

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Stocks and work in progress					
Raw materials	84	83	85	85	85
Work in progress	21	17	19	21	23
Finished products	20	16	23	22	20
	125	116	127	128	128

Notes to the consolidated financial information — (continued)

14. Debtors

	31 December 1999 US$m	31 December 2000 US$m	31 December 2001 US$m	31 March 2001 US$m	31 March 2002 US$m
Amounts falling due within one year:					
Trade debtors	135	160	131	244	249
Notes receivable	9	4	2	1	3
Assets held for sale	18	9	10	9	10
Other debtors	7	11	7	11	7
Prepayments and accrued income	24	28	33	21	22
	193	212	183	286	291
Amounts falling due after more than one year:					
Notes receivable	27	26	31	25	31
Prepaid pension	—	—	7	—	7
	27	26	38	25	38
	220	238	221	311	329

15. Creditors—Amounts falling due within one year

	31 December 1999 US$m	31 December 2000 US$m	31 December 2001 US$m	31 March 2001 US$m	31 March 2002 US$m
Bank and other borrowings	7	7	6	8	6
Trade creditors	197	211	205	217	236
Amounts owed to Philip Morris	63	26	—	73	52
State taxes	6	13	8	—	9
Excise and other taxes payable	45	38	43	54	54
Assumed liability (Note 22)	2	2	3	2	3
Containers in the hands of customers	28	20	16	18	18
Other creditors	12	21	18	15	17
Accruals and deferred income	108	118	91	84	84
	468	456	390	471	479

16. Creditors—Amounts falling due after more than one year

	31 December 1999 US$m	31 December 2000 US$m	31 December 2001 US$m	31 March 2001 US$m	31 March 2002 US$m
Assumed liability (Note 22)	9	7	4	7	4
Other creditors	14	7	9	7	8
	23	14	13	14	12

Notes to the consolidated financial information — (continued)

17. Financial instruments

Throughout the period of the consolidated financial information, Miller has generated cash surplus to its financing requirements. As its wholly-owned subsidiary, Philip Morris requires Miller to promptly remit to it any excess profits and cash while retaining the minimum practical balances of retained earnings and cash in order for Miller to operate its business effectively. Miller does not operate any independent treasury function and its financing and treasury policy is determined by Philip Morris. The extent to which Miller requires financing and treasury policies is limited by the fact that it has been a cash generative business, with minimal borrowings and insignificant currency and interest rate exposures. Accordingly, Miller has no requirement to, and does not engage in, complex financial transactions such as those involving derivative financial instruments.

Liquidity and interest rate risk

Miller remits surplus cash to Philip Morris by way of both dividends and through the operation of its intercompany account with Philip Morris. The principal mechanism to distribute substantial accumulated profit and cash balances is through the payment of dividends which are declared at appropriate intervals at various times during the year. In the intervening period between dividend payments Miller's net surplus or deficit cash position is transferred on a daily basis to and from Philip Morris through the intercompany account. Miller pays or receives interest at floating rates based on the net amount. External current account facilities are only maintained by overseas operations and for minor disbursements. Miller had one external borrowing, through its Taiwanese branch, of US$7 million at 31 December 1999 and 2000, US$8 million at 31 March 2001 and US$6 million at 31 December 2001 and 31 March 2002.

Foreign currency

As Miller's business is highly concentrated within the United States its cash flows are almost all in US dollars. Cash flows and exposures in other currencies are insignificant.

Short-term debtors and creditors

Short-term debtors and creditors have been excluded from all of the following disclosures, other than the currency risk disclosures.

Notes to the consolidated financial information — (continued)

17. Financial instruments (continued)

Interest rate risk profile of financial liabilities

The interest rate risk profile of Miller's financial liabilities at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, was as follows:

Currency	Floating rate financial liabilities US$m	Fixed rate financial liabilities US$m	Financial liabilities on which no interest is paid US$m	Total US$m
US dollars	74	14	9	97
Other currencies	7	—	—	7
At 31 December 1999	81	14	9	104
US dollars	64	11	3	78
Other currencies	7	—	—	7
At 31 December 2000	71	11	3	85
US dollars	96	11	3	110
Other currencies	8	—	—	8
At 31 March 2001	104	11	3	118
US dollars	27	7	6	40
Other currencies	6	—	—	6
At 31 December 2001	33	7	6	46
US dollars	74	7	5	86
Other currencies	6	—	—	6
At 31 March 2002	80	7	5	92

All of Miller's creditors falling due within one year (other than bank and other borrowings) are excluded from the above table either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances. Floating rate financial liabilities included in the above table represent amounts due to Philip Morris which relate to financing activities. The table includes, as fixed rate financial liabilities, the assumed liability of US$9 million, US$7 million, US$4 million, US$7 million and US$4 million (Note 22) and other long-term liabilities of US$5 million, US$4 million, US$3 million, US$4 million and US$3 million at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, respectively, which have been discounted at a rate that reflects the time value of money and the risks specific to the liability.

	Fixed rate financial liabilities		Financial liabilities on which no interest is paid
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Weighted average period until maturity Years
At 31 December 1999—US dollars	8	3	2
At 31 December 2000—US dollars	8	2	1
At 31 March 2001—US dollars	8	2	1
At 31 December 2001—US dollars	8	1	2
At 31 March 2002—US dollars	8	1	1

Notes to the consolidated financial information — (continued)

17. Financial instruments (continued)

Floating rate financial liabilities consist of US dollar funding from Philip Morris which until August 2000 incurred interest at US Prime plus 50 basis points and thereafter at LIBOR plus 50 basis points, together with the unsecured external borrowings of the Taiwanese branch, which are denominated in New Taiwanese dollars and incur interest at 0.25 per cent over the lender's daily cost of funds, which is based on Taiwanese money market rates. The average interest rate of the Taiwanese borrowings was 6.1 per cent, 6.6 per cent, 2.8 per cent, 6.6 per cent and 2.9 per cent for the years ended 31 December 1999, 2000 and 2001, and the three months ended 31 March 2001 and 2002, respectively.

Interest rate risk profile of financial assets

	Cash at bank and in hand US$m	Long-term notes receivable US$m	Other financial assets US$m	Total US$m
US Dollars	1	27	4	32
At 31 December 1999	1	27	4	32
Non-interest bearing	—	—	4	4
Floating rate	1	—	—	1
Fixed rate	—	27	—	27
At 31 December 1999	1	27	4	32
US Dollars	1	26	—	27
At 31 December 2000	1	26	—	27
Floating rate	1	—	—	1
Fixed rate	—	26	—	26
At 31 December 2000	1	26	—	27
US Dollars	1	25	—	26
At 31 March 2001	1	25	—	26
Floating rate	1	—	—	1
Fixed rate	—	25	—	25
At 31 March 2001	1	25	—	26
US Dollars	4	31	—	35
At 31 December 2001	4	31	—	35
Floating rate	4	—	—	4
Fixed rate	—	31	—	31
At 31 December 2001	4	31	—	35
US Dollars	4	31	—	35
At 31 March 2002	4	31	—	35
Floating rate	4	—	—	4
Fixed rate	—	31	—	31
At 31 March 2002	4	31	—	35

Notes to the consolidated financial information — (continued)

17. Financial instruments (continued)

Long-term notes receivable primarily represent promissory notes due from Pabst maturing on 31 December 2003 and bear interest at an annual rate of 8 per cent. Floating rate cash earns interest based on relevant national LIBID equivalents.

Maturity of financial liabilities

The maturity profile of the carrying amount of Miller's financial liabilities, other than short-term creditors and accruals, at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, was as follows:

	Within one year or on demand US$m	Between one and two years US$m	Between two and five years US$m	Total US$m
Debt	81	—	—	81
Other financial liabilities	—	7	16	23
At 31 December 1999	81	7	16	104
Debt	71	—	—	71
Other financial liabilities	—	—	14	14
At 31 December 2000	71	—	14	85
Debt	104	—	—	104
Other financial liabilities	—	—	14	14
At 31 March 2001	104	—	14	118
Debt	33	—	—	33
Other financial liabilities	—	8	5	13
At 31 December 2001	33	8	5	46
Debt	80	—	—	80
Other financial liabilities	—	7	5	12
At 31 March 2002	80	7	5	92

Other financial liabilities represents the assumed liability and other long-term liabilities described above.

Borrowing facilities

Miller had undrawn, uncommitted borrowing facilities available to its Taiwanese and United Kingdom sales operations of US$4 million, US$6 million, US$7 million, US$5 million and US$6 million at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, respectively. The facilities are subject to periodic review by the lending bank and are cancellable at any time at the bank's discretion.

Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of Miller's financial assets and financial liabilities at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002. Fair value is the amount at which a financial instrument could be

17. Financial instruments (continued)

exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. Set out below the table is a summary of methods and assumptions used for each category of financial instruments.

	31 December					
	1999		2000		2001	
	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m
Primary financial instruments held or issued to finance Miller's operations:						
Short-term borrowings	81	81	71	71	33	33
Other financial liabilities and finance leases	23	23	14	14	13	13
Cash at bank and in hand	1	1	1	1	4	4
Long-term notes receivable	27	27	26	26	31	31
Other financial assets	4	4	—	—	—	—

	31 March			
	2001		2002	
	Book value US$m	Fair value US$m	Book value US$m	Fair value US$m
Primary financial instruments held or issued to finance Miller's operations:				
Short-term borrowings	104	104	80	80
Other financial liabilities and finance leases	14	14	12	12
Cash at bank and in hand	1	1	4	4
Long-term notes receivable	25	25	31	31
Other financial assets	—	—	—	—

Summary of methods and assumptions

Short-term deposits and borrowings	The fair value of short-term deposits, loans and overdrafts, including funding from Philip Morris, approximates the carrying amount because of the short maturity of these instruments.
Other financial liabilities	As these amounts have been discounted, their carrying amount approximates fair value.
Long-term notes receivable	The fair value of these notes, based on discounted cash flows, approximates book value.
Other financial assets	The carrying value approximates fair value.

Notes to the consolidated financial information — (continued)

17. Financial instruments (continued)

Currency exposures

The table below shows the extent to which Miller has monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account.

	Net foreign currency monetary assets/ (liabilities)				
	US dollar US$m	Canadian dollar US$m	Euro US$m	Sterling US$m	Total US$m
Functional currency of group operation					
US dollar	—	(6)	1	4	(1)
Mexican peso	3	—	—	—	3
At 31 December 1999	3	(6)	1	4	2
US dollar	—	(3)	1	6	4
Mexican peso	4	—	—	—	4
At 31 December 2000	4	(3)	1	6	8
US dollar	—	—	—	2	2
Mexican peso	4	—	—	—	4
At 31 March 2001	4	—	—	2	6
US dollar	—	(1)	2	5	6
Mexican peso	7	—	—	—	7
At 31 December 2001	7	(1)	2	5	13
US dollar	—	(1)	1	2	2
Mexican peso	7	—	—	—	7
At 31 March 2002	7	(1)	1	2	9

Hedging

Miller does not hedge its interest risk or currency exposures as they are deemed to be insignificant. Miller does not trade in financial instruments.

Notes to the consolidated financial information — (continued)

18. Provisions for liabilities and charges

	Pensions US$m	Other post-retirement benefits US$m	Insurance US$m	Other US$m	Deferred tax US$m	Total US$m
At 31 December 1998	13	182	24	25	90	334
Charged/(credited) to profit and loss account	6	14	10	9	(15)	24
Utilised in the year	(3)	(7)	(7)	—	—	(17)
At 31 December 1999	16	189	27	34	75	341
Charged/(credited) to profit and loss account	3	14	11	(11)	20	37
Utilised in the year	(19)	(7)	(10)	(2)	—	(38)
At 31 December 2000	—	196	28	21	95	340
Charged/(credited) to profit and loss account	1	4	4	(4)	9	14
Utilised in the three months	—	(1)	(3)	—	—	(4)
At 31 March 2001	1	199	29	17	104	350
Charged/(credited) to profit and loss account	6	12	8	(3)	13	36
Utilised in the nine months	(14)	(6)	(14)	(1)	—	(35)
Transfer to debtors	7	—	—	—	—	7
At 31 December 2001	—	205	23	13	117	358
Charged/(credited) to profit and loss account	—	5	3	(1)	14	21
Utilised in the three months	—	(1)	(2)	—	—	(3)
At 31 March 2002	—	209	24	12	131	376

Pensions and other post-retirement benefits

Details of the nature and composition of the provisions for pensions and other post-retirement benefits are set out in Note 27.

Insurance

The provision for insurance represents amounts provided in respect of claims by employees for work-related accidents. Philip Morris self-insures all of its group companies and estimates the provision required centrally. It recharges the appropriate portion to Miller on a monthly basis. Management estimates that the provision at each period end will be substantially utilised within the next one to two years.

Other provisions

Other provisions consist of amounts provided in respect of state income tax liabilities and, at 31 December 1999 and 2000, and at 31 March 2001, estimated exit costs accrued during the year

Notes to the consolidated financial information — (continued)

18. Provisions for liabilities and charges (continued)

ended 31 December 1999 in relation to the closure of certain micro-brewing facilities. The provisions in relation to exit costs had been fully utilised by 31 December 2001.

Deferred income taxes

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
(Asset)/provision for deferred tax comprises:					
Accelerated capital allowances on tangible assets	140	145	152	146	153
Accelerated capital allowances on intangible assets	11	11	15	14	17
Short-term timing differences	(76)	(61)	(50)	(56)	(39)
	75	95	117	104	131
Deferred tax (asset)/provision on pension (provision)/asset	(10)	—	7	(1)	5
Deferred tax asset on provision for post-retirement benefits	(102)	(105)	(111)	(107)	(112)
	(37)	(10)	13	(4)	24
Deferred tax (asset)/provision at beginning of period, including deferred tax on pension and post-retirement benefit liabilities	(20)	(37)	(10)	(10)	13
Amount (credited)/charged to profit and loss account:					
Origination and reversal of timing differences	(15)	20	22	9	14
Change in deferred tax (asset)/provision on pension (provision)/asset	2	10	7	(1)	(2)
Change in deferred tax asset on provision for post-retirement benefits	(4)	(3)	(6)	(2)	(1)
	(17)	27	23	6	11
Deferred tax (asset)/provision at end of period, including deferred tax on pension and post-retirement benefit liabilities	(37)	(10)	13	(4)	24

Based on current capital investment plans, Miller expects to continue to be able to claim capital allowances in excess of depreciation in future years at a similar level to the current period.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which the timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

19. Called up share capital

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Ordinary shares of US$100 each					
Authorised—10,000 shares	1	1	1	1	1
Allotted and fully paid—6,144.44 shares	1	1	1	1	1

Notes to the consolidated financial information — (continued)

20. Capital and reserves

	Called up share capital US$m	Additional paid in capital US$m	Profit and loss account US$m	Total shareholder's funds US$m
At 1 January 1999	1	40	427	468
Retained profit for the financial year	—	—	158	158
At 31 December 1999	1	40	585	626
Retained profit for the financial year	—	—	23	23
Exchange movements (net of tax)	—	—	1	1
At 31 December 2000	1	40	609	650
Retained profit for the three months	—	—	53	53
At 31 March 2001	1	40	662	703
Retained profit for the nine months	—	—	(8)	(8)
At 31 December 2001	1	40	654	695
Retained profit for the three months	—	—	9	9
At 31 March 2002	1	40	663	704

21. Cash flow from operating activities

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Operating profit	474	461	372	89	103
Depreciation charge	134	133	127	31	31
Amortisation of intangible fixed assets	7	9	9	3	2
Difference between pension and post-retirement benefits charge and cash contribution	3	(16)	(8)	1	2
(Increase)/decrease in stocks	(15)	8	(10)	(12)	(1)
(Increase)/decrease in debtors	(37)	(22)	19	(73)	(108)
Increase/(decrease) in creditors	83	(11)	(28)	(18)	41
Increase/(decrease) in provisions	16	(13)	(3)	5	4
Other non-cash movements	2	4	4	(1)	1
Net cash inflow from operating activities	667	553	482	25	75

22. Acquisition of trademarks and brewing facility

On 30 April 1999, Miller acquired from Pabst and the Stroh Brewing Company, four trademarks, a brewery in Tumwater, Washington and certain other assets for US$193 million, including related transaction costs. The total purchase price also included an assumed liability of US$11 million. This represents the discounted value of the future payments that Miller agreed to make under

22. Acquisition of trademarks and brewing facility (continued)

the terms of one of Pabst's existing supplier contracts, a supply contract which, following the acquisition, Miller decided not to utilise for its full original term.

	Fair value US$m
Tangible fixed assets	27
Stock	1
Net assets acquired	28
Trademarks	165
Consideration	193
Consideration satisfied by:	
Cash	182
Assumed liability	11
Consideration	193

The book values of the tangible assets acquired were taken from the management accounts of Pabst at 30 April 1999. No adjustments were required to the book values of the tangible assets acquired in order to present them at their fair values.

In connection with this acquisition, Miller entered into a contract brewing agreement with Pabst, expiring in April 2009, under which Miller will brew Pabst beer and malt-based beverage brands for sale to Pabst. In connection with this agreement, it was agreed that the initial US$20 million due from Pabst to Miller for contract brewing could be converted into a promissory note bearing interest of 8 per cent. per annum. This note would fall due on the earlier of 31 December 2003 or the date of refinancing or settlement of all obligations outstanding under certain senior credit facilities of Pabst. Miller also agreed to guarantee US$10 million of Pabst's senior credit facilities.

Under the contract brewing agreements with Pabst, Miller's turnover for the three years ended 31 December 2001, and the three months ended 31 March 2001 and 2002, and the amounts due from Pabst at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, were as follows:

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Turnover	282	556	548	122	162

	31 December			31 March	
	US$m	US$m	US$m	US$m	US$m
Trade debtors, net of provision	19	32	25	34	28
Notes receivable, net of provision	20	20	28	20	28
	39	52	53	54	56

Due to the integration of the acquired assets with Miller's existing operations, it is not possible to identify the operating results or cash flows which were directly attributable to the purchase of the trademarks and the Tumwater brewery in the post-acquisition period.

Notes to the consolidated financial information — (continued)

22. Acquisition of trademarks and brewing facility (continued)

During the year ended 31 December 2000, amounts receivable from Pabst became overdue. As a result of this and other matters, the agreement was restructured in 2001, which resulted in the conversion of overdue trade debtors into a US$23 million promissory note, bearing interest at 8 per cent. per annum and maturing on 31 December 2003. In addition, Miller expensed a US$19 million payment to Pabst to cover certain Pabst expenses. Further, during the year ended 31 December 2001, Pabst continued to experience financial difficulties and, as disclosed in Note 4, Miller established a US$15 million provision in respect of notes receivable due from Pabst.

As disclosed in Note 27, Pabst contributes to the Milwaukee Brewery Workers' Pension Plan, a defined benefit pension scheme in which Miller is the other participating employer.

23. Reconciliation of movements in net debt

	Cash at bank and in hand US$m	Debt due within one year US$m	Funding from Philip Morris US$m	Net debt US$m
At 31 December 1998	1	(4)	(85)	(88)
Cash flow	—	(3)	11	8
At 31 December 1999	1	(7)	(74)	(80)
Cash flow	—	—	10	10
At 31 December 2000	1	(7)	(64)	(70)
Cash flow	—	(1)	(32)	(33)
At 31 March 2001	1	(8)	(96)	(103)
Cash flow	3	2	69	74
At 31 December 2001	4	(6)	(27)	(29)
Cash flow	—	—	(47)	(47)
At 31 March 2002	4	(6)	(74)	(76)

The intercompany balance with Philip Morris (see Note 15) includes amounts relating to both operating and financing activities. The amounts included in the table above, in respect of Philip Morris, only relate to financing activities.

24. Cash flow relating to exceptional items

As set out in Note 6, in the year ended 31 December 2000, Miller and its majority-owned subsidiary undertaking, Molson USA, LLC received a cash payment of US$131 million for the sale of rights in respect of the use of the Molson trademark in the United States.

As detailed in Note 4, in the year ended 31 December 2001, operating cash flows include a cash outflow of US$19 million in respect of a payment made to Pabst in order to fund certain Pabst expenses.

25. Major non-cash transactions

In the year ended 31 December 1999, as set out in Note 22, Miller agreed to lend Pabst US$20 million in the form of a promissory note in respect of the initial amounts due by Pabst under the contract brewing agreement between Miller and Pabst. Further, as disclosed in Note 22, in the

Notes to the consolidated financial information — (continued)

25. Major non-cash transactions (continued)

year ended 31 December 2001, Miller agreed to convert US$23 million of trade receivables due from Pabst to a promissory note.

In the year ended 31 December 2000, as detailed in Note 6, Miller's subsidiary, Molson USA, LLC received and then returned to its minority interest shareholders by way of a dividend, US$40 million of promissory notes as part consideration for the sale of the Molson trademark.

26. Employees and management

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Staff costs for Miller during the period					
Wages and salaries	373	421	407	103	105
Social security and other fringe benefit costs	165	178	177	38	43
Pension costs	38	40	39	11	13
Post-retirement benefit costs	22	21	27	7	9
	598	660	650	159	170
Average monthly number of people employed (including executive management)					
Total group	5,978	6,462	6,408	6,477	6,275

Part-time employees are included in the above analysis on the basis of their full-time equivalents.

Employee share option plans

Certain employees of Miller participate in Philip Morris' 1997 Performance Incentive Plan. Share options under this plan are granted at an exercise price of not less than fair value on the date of the grant. Philip Morris accounts for this plan in accordance with the intrinsic value-based method, which does not result in a charge to the profit and loss account, and accordingly no recharge is made to Miller. The options held over Philip Morris shares by Miller's employees, together with those shares over which the options could be exercisable at that date, at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, were as follows:

	31 December			31 March	
	1999	2000	2001	2001	2002
Number of shares under option	6,747,302	8,961,294	9,678,548	9,536,928	9,115,149
Weighted average exercise price	US$34.10	US$31.12	US$35.95	US$33.41	US$37.16
Number of shares over which options exercisable	5,507,387	6,490,167	7,228,645	8,192,172	7,663,851
Weighted average exercise price	US$32.79	US$34.55	US$32.42	US$31.60	US$34.95

Notes to the consolidated financial information — (continued)

26. Employee and management (continued)

Employee share ownership plans

In addition, under the plan, certain of Miller's employees held shares of restricted stock in Philip Morris or the rights to receive such shares of stock. These shares, and rights, give these employees, in most instances, all the rights of shareholders, except that they may not sell, assign, pledge or otherwise encumber such shares or rights. Such shares are subject to forfeiture if certain employment conditions are not met.

The movements in the restricted stock held by Miller's employees during the three years ended 31 December 2001, and the three months ended 31 March 2001 and 2002, were as follows:

	Year ended 31 December			3 months ended 31 March	
	1999	2000	2001	2001	2002
At beginning of the period	87,000	70,500	297,820	297,820	259,440
Granted					
–to US employees	—	241,680	—	—	—
–to non-US employees	—	8,450	—	—	—
Vested	—	(18,000)	(37,500)	—	(232,440)
Forfeited	(16,500)	(4,810)	(12,880)	—	—
Reallocated	—	—	12,000	—	—
At end of the period	70,500	297,820	259,440	297,820	27,000

The fair value of the restricted shares and rights at the date of grant is amortised on a straight-line basis over the restriction period through a charge from Philip Morris. The charge amounted to nil, US$3 million and US$3 million in the years ended 31 December 1999, 2000 and 2001, respectively, and US$1 million and nil in the three months ended 31 March 2001 and 2002, respectively.

The total restricted stock held by Miller's US and non-US employees at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, analysed according to when the restrictions, net of forfeitures, lapse was as follows:

	31 December			31 March	
	1999	2000	2001	2001	2002
2000	18,000	—	—	—	—
2001	37,500	37,500	—	37,500	—
2002	—	245,320	232,440	245,320	—
2003	15,000	15,000	15,000	15,000	15,000
2008	—	—	12,000	—	12,000
Total restricted stock	70,500	297,820	259,440	297,820	27,000

27. Pension and other post-retirement benefits

Miller operates, or participates in, a number of employee benefit plans covering substantially all of its US employees. These plans have been designed and are administered in accordance with

27. Pension and other post-retirement benefits (continued)

local conditions and practices and include defined benefit, defined contribution and multi-employer schemes. The majority of the schemes are funded and the schemes' assets are held independently of Miller's finances. Miller also provides post-retirement medical and life insurance benefits, which are unfunded, to eligible employees and their dependents.

Pension and post-retirement benefit expense consisted of the following amounts for each of the periods presented.

	Year ended 31 December			3 months ended 31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Multi-employer plans	7	7	7	2	2
Defined contribution plans	22	26	20	6	5
Defined benefit plans					
—Salaried employees	3	1	3	1	3
—Hourly employees	6	6	9	2	3
	38	40	39	11	13
Post-retirement benefit plans	22	21	27	7	9

For the multi-employer plans and defined contribution plans, pension expense is equal to the amounts contributed to the plans for each of the periods presented.

Defined benefit plans—Salaried employees

Substantially all salaried employees of Miller are covered by a defined benefit pension plan and other benefit plans sponsored by Philip Morris. Miller's share of the overall plan costs is based on Miller's plan payroll as a percentage of Philip Morris' total plan payroll. Miller's share of the benefit plans' costs is included in net operating costs in the consolidated profit and loss account. The Philip Morris combined salaried plan benefit obligation and related plan assets have not been allocated to Miller on a stand-alone basis, because the amounts attributable to Miller's participants cannot be separately determined.

Defined benefit plans—Hourly employees

Eligible hourly employees participate in stand-alone pension plans providing flat dollar benefits based on years of service. The most recent actuarial valuations of these plans, and of Miller's post- retirement benefit plans, were carried out by professionally qualified actuaries at 1 January 2001 using the Projected Unit Method. No formal actuarial valuations of these plans have been prepared since that date.

Further details of the composition of Miller's pension obligations in respect of its defined benefit plans for hourly employees are set out in the table below. These obligations were calculated in accordance with the provisions of Statement of Standard Accounting Practice ("SSAP") 24 — "Accounting for Pension Costs" — and are included in provisions for liabilities and charges at 31 December 1999 and 2000, and at 31 March 2001, and in debtors at 31 December 2001, and at 31 March 2002, in the accompanying consolidated balance sheets (see Notes 14 and 18 for further details).

27. Pension and other post-retirement benefits (continued)

	31 December 1999 US$m	2000 US$m	2001 US$m	31 March 2001 US$m	2002 US$m
Market value of assets	182	191	177	165	176
Present value of scheme liabilities	(203)	(218)	(239)	(217)	(229)
Deficit	(21)	(27)	(62)	(52)	(53)
Gross pension (provision)/asset	(26)	—	14	(2)	12
Related deferred tax asset/(liability)	10	—	(7)	1	(5)
Net pension (provision)/asset	(16)	—	7	(1)	7

Certain of Miller's hourly employees participate in the Milwaukee Brewery Workers' Pension Plan, the results of which are included in the table above. As described in Note 29, as part of a withdrawal settlement, Pabst, which had participated in the plan prior to 1997, has agreed to make annual contributions of approximately US$4 million to this plan until 2013. The plan's funded status net of the present value of Pabst's withdrawal payments at 31 March 2002 is set out below.

	US$m
Market value of assets	43
Present value of accrued obligations, net of Pabst withdrawal payments	(72)
Deficit	(29)

The principal assumptions used in the preparation of the pension valuations are summarised in the table below:

	31 December 1999 %	2000 %	2001 %	31 March 2001 %	2002 %
Discount rate	8.5	8.5	8.0	8.5	8.5
Rate of increases in flat dollar benefits	2.0	2.0	2.0	2.0	2.0
Inflation assumption	3.5	3.5	3.5	3.5	3.5

Post-retirement benefit plans

Miller has elected to recognise its unfunded benefit obligation in respect of its post-retirement benefit plans in the accompanying consolidated balance sheets, in accordance with the provisions of Urgent Issues Task Force Abstract ("UITF") 6 — "Accounting for post-retirement benefits other than pensions". Obligations for post-retirement benefit plans were US$254 million at 31 December 2000, the date of the most recent actuarial valuation. The following provisions have been included in the accompanying balance sheets (see Note 18 for further details) at 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002.

	31 December 1999 US$m	2000 US$m	2001 US$m	31 March 2001 US$m	2002 US$m
Gross provision for post-retirement benefit obligations	291	301	316	306	321
Related deferred tax asset	(102)	(105)	(111)	(107)	(112)
Net provision for post-retirement benefit obligations	189	196	205	199	209

Notes to the consolidated financial information — (continued)

27. Pension and other post-retirement benefits (continued)

The principal assumptions used in the preparation of the post-retirement benefit valuations are summarised in the table below:

	31 December			31 March	
	1999 %	2000 %	2001 %	2001 %	2002 %
Discount rate	7.8	7.8	7.0	7.8	7.0
Initial healthcare cost trend (reducing to 5.0 per cent. by 2003)	7.0	6.5	6.0	6.5	6.0

Additional disclosures required under Financial Reporting Standard ("FRS") 17

In November 2000, the Accounting Standards Board issued FRS 17 — "Retirement benefits" — which changes the way in which companies are required to measure, recognise and disclose their obligations for pension and post-retirement benefits, and the related amounts charged to the profit and loss account and statement of total recognised gains and losses. Miller has chosen not to early adopt FRS 17, but in accordance with the transition provisions of this standard the following additional disclosures as at 31 December 2001, and for the year then ended, are set out below.

The main assumptions used for FRS 17 purposes at 31 December 2001 are as below:

	%
Discount rate	7.0
Inflation	3.5
Rate of increase in flat dollar benefits	2.0

The assets in the schemes and the expected rates of return are as follows:

	Long-term expected rate of return %	Market value of assets at 31 December 2001 US$m
Equities	10.3	111
Bonds	6.9	45
Cash	4.0	12
Other	10.3	9

The following amounts were measured in accordance with the requirements of FRS 17:

	31 December 2001		
	Post-retirement benefit plans US$m	Pension plans US$m	Total US$m
Market value of assets	—	177	177
Present value of scheme liabilities	(314)	(267)	(581)
Gross provision for pension and post-retirement benefit obligations	(314)	(90)	(404)
Related deferred tax asset	126	36	162
Net provision for pension and post-retirement benefit obligations	(188)	(54)	(242)

27. Pension and other post-retirement benefits (continued)

If the above amounts had been recognised in the consolidated financial information, instead of the amounts currently recognised based on the requirements of SSAP 24 and UITF 6, Miller's net assets and profit and loss reserve at 31 December 2001 would be as follows:

	US$m
Net assets excluding SSAP 24 pension asset and UITF 6 post-retirement benefit liabilities	897
FRS 17 liabilities	(242)
Net assets	655
Profit and loss reserve excluding SSAP 24 pension asset and UITF 6 post-retirement benefit liabilities	852
FRS 17 reserve	(242)
Profit and loss reserve	610

28. Operating lease commitments

At 31 December 1999, 2000 and 2001, and at 31 March 2001 and 2002, Miller had lease agreements in respect of land and buildings and machinery and equipment for which the payments extend over a number of years.

	Within one year US$m	Within two to five years US$m	Total US$m
Land and buildings	—	2	2
Machinery and equipment	—	5	5
At 31 December 1999	—	7	7
Land and buildings	—	3	3
Machinery and equipment	—	5	5
At 31 December 2000	—	8	8
Land and buildings	—	3	3
Machinery and equipment	—	4	4
At 31 March 2001	—	7	7
Land and buildings	—	3	3
Machinery and equipment	1	5	6
At 31 December 2001	1	8	9
Land and buildings	—	3	3
Machinery and equipment	—	5	5
At 31 March 2002	—	8	8

29. Contingent liabilities

Miller is party to a variety of legal proceedings arising out of the normal course of business. Miller believes that it has valid defences and is vigorously defending the litigation pending

29. Contingent liabilities (continued)

against it. While the results of litigation cannot be predicted with certainty, management believes that the final outcome of these proceedings will not have a material adverse effect on Miller's financial position.

In connection with the contract brewing agreement with Pabst (see Note 22), Miller has guaranteed US$10 million of Pabst's senior credit facilities. In addition, at 31 March 2002 Miller has guarantees of approximately US$3 million related to Foster's USA, LLC (previously Molson USA, LLC) and has other guarantees of US$1 million related to various supplier arrangements.

As described in Note 27, Miller and Pabst are responsible for the Milwaukee Brewery Workers' Pension Plan. In connection with Pabst's closure of its Milwaukee, Wisconsin brewery and the contract brewing agreement with Miller, Pabst entered into a withdrawal liability settlement agreement, which requires annual payments by Pabst to this pension plan of approximately US$4 million until 2013. In the event that Pabst is unable to fulfil its pension plan obligation, the plan would have recourse to all the assets of Pabst and its parent company. If such assets do not satisfy Pabst's remaining pension obligation, Miller would be required to fund the remaining Pabst withdrawal liability until 2013.

Periodically, Miller is involved in various environmental matters. Although it is difficult to predict Miller's liability with respect to these matters, future payments, if any, would be made over a period of time in amounts that would not be material to Miller's financial position. Miller believes that adequate accruals have been provided for environmental costs that are probable at 31 March 2002.

30. Capital and other financial commitments

	31 December			31 March	
	1999 US$m	2000 US$m	2001 US$m	2001 US$m	2002 US$m
Contracts placed for future capital expenditure not provided in the consolidated financial information	63	64	52	55	45
Contracts placed for future expenditure not provided in the consolidated financial information in respect of:					
Advertising and promotion	297	426	420	381	374

The advertising and promotion future expenditure represents various long-term non-cancellable commitments which, at 31 March 2002, were principally due in the years 2002 to 2006.

In addition, Miller has various long-term supply contracts with unrelated third parties to purchase certain materials used in the production and packaging of its products. The terms of these contracts generally stipulate that Miller must use the designated supplier for an expected minimum percentage of its annual purchase requirements of the specified material. However, Miller is not obligated to make any purchases unless it requires supplies of such materials. Supply contracts outstanding at 31 March 2002 for malts, bottles, labels and cans expire in 2004, 2004, 2005 and 2015, respectively.

Notes to the consolidated financial information — (continued)

31. Other related party transactions

Philip Morris and certain of its related companies provide Miller with various services, including planning, legal, treasury, accounting, auditing, insurance, human resources, office of the secretary, corporate affairs, information technology and tax services. Billings for these services, which were based on the cost to Philip Morris to provide such services, were US$45 million, US$72 million and US$88 million for the years ended 31 December 1999, 2000 and 2001, respectively, and US$23 million and US$16 million for the three months ended 31 March 2001 and 2002, respectively. These costs were billed and paid to Philip Morris on a monthly basis. Although the cost of these services cannot be quantified on a stand-alone basis, Miller's management believes that the billings are reasonable based upon the level of support provided to Miller by Philip Morris and its affiliates and that they reflect all services provided.

32. Post balance sheet events

As described in Note 22, Miller has contract brewing arrangements with Pabst. Pabst management is currently seeking to refinance certain of its debt obligations. Miller may be requested to forgive a portion of, and/or extend the terms of all or a portion of, the notes receivable from Pabst. In the event that Miller agrees to forgive any portion of the receivables, the amount that such receivables exceed provisions would be written off by a charge to current earnings. Based on management's assessment of the probability of the refinancing being achieved, no further provisions have been established at 31 March 2002. In the event that Pabst is unsuccessful in securing satisfactory long-term financing, it is possible that there could be a material adverse effect on Miller's financial position and its results of operations.

On 3 May 2002, Miller declared and paid a US$2 billion dividend in the form of a promissory note, due on 17 May 2002. Interest accrued on the unpaid balance of the principal amount of the note at a rate equal to 2.84 per cent. per annum. On 17 May 2002, Miller repaid the promissory note with the proceeds of the term loan agreement discussed below. Also on 3 May 2002, Miller declared an additional US$200 million dividend in the form of a demand promissory note. The interest rate on this note is re-set monthly and based on the prior month's average 1 month LIBOR plus 50 basis points per annum.

On 15 May 2002, the Company received a commitment for a 364-day credit facility from certain lending institutions amounting to US$75 million. The commitment expires on 15 August 2002.

On 17 May 2002, the Company borrowed US$2 billion under a one-year, non-amortising drawn term loan agreement. Interest accrues on the unpaid balance of the principal amount of the loan at a rate equal to the applicable LIBOR (for one, three or six month interest periods at the option of the Company) plus 100 basis points per annum. The Company has the option to extend the maturity of the term loan an additional six months. The interest rate during this extension period would adjust to the applicable LIBOR plus 125 basis points per annum.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants "

THIS PAGE INTENTIONALLY LEFT BLANK

PRO FORMA INCOME STATEMENT

Unaudited proforma Group income statement for the year ended 31 March 2003

Introduction

The unaudited pro forma Group income statement has been prepared to show the effect on the Group profit and loss account for the year ended 31 March 2003 assuming the Miller Acquisition was effective as of 1 April 2002, as described in the accompanying notes.

The unaudited pro forma Group income statement for the year ended 31 March 2003, is based on the Group consolidated profit and loss and account for the year ended 31 March 2003, extracted from the Group Accountants' Report set out on pages G-1 to G-94. The unaudited pro forma income statement is stated in accordance with UK GAAP.

The Group consolidated profit and loss account for the year ended 31 March 2003 includes the results of Miller for the period commenced 9 July 2002 and ended 31 March 2003. The acquisition of Miller was completed on 9 July 2002. The unaudited pro forma Group income statement has been prepared as if the acquisition of Miller had occurred on 1 April 2002. In accounting for the acquisition of Miller, the acquisition method of accounting has been applied, whereby any excess of the purchase price over the fair value of the net assets acquired in the acquisition is recorded as goodwill.

No adjustments have been made to reflect any transactions other than those directly related to the acquisition of Miller. In particular, no account has been taken of any restructuring costs, potential cost savings or other synergies that could result from the acquisition except to the extent that these have been recorded in the Group consolidated profit and loss account for the year ended 31 March 2003.

The unaudited pro forma Group income statement has not been audited. The unaudited pro forma Group income statement has been prepared for illustrative purposes only and, because of its nature, it may not give a true picture of:

- results of the Group had the acquisition of Miller occurred on the date assumed; or
- the result of operations of the Group for any future period.

The unaudited pro forma Group income statement and accompanying notes are based upon available information and certain assumptions that management believes are reasonable and factually supportable, and should be read in conjunction with "Management's Discussion and Analysis" and the "Group Financial Information" and the "Miller Financial Information".

The unaudited pro forma Group income statement has not been prepared in accordance with US GAAP, or regulations promulgated by the SEC, and accordingly, should not be relied upon as if it had been prepared in accordance with those standards and regulations.

Unaudited pro forma Group income statement for the year ended 31 March 2003—(continued)

	Year ended 31 March 2003	Period commenced 1 April 2002 and ended 8 July 2002			Year ended 31 March 2003
	Group	Miller	Pro forma adjustments	Notes	Proforma Group
	US$m	US$m	US$m		US$m
Turnover (including share of associates' turnover)	9,112	1,433	—		10,545
Continuing	5,639	—	—		5,639
Acquisitions	3,473	1,433	—		4,906
Less: share of associates' turnover (all continuing)	(817)	—	—		(817)
Group turnover	8,295	1,433	—		9,728
Net operating costs	(7,492)	(1,301)	(52)	(a,b,c)	(8,845)
Group operating profit	803	132	(52)		883
Continuing	780	—	—		780
Acquisitions	23	132	(52)		103
Share of operating profit of associates (all continuing)	126	—	—		126
Profit on partial disposal of subsidiary	4	—	—		4
Profit on ordinary activities before interest and taxation	933	132	(52)		1,013
Net interest payable	(163)	(11)	(8)	(d)	(182)
Group	(142)	(11)	(8)		(161)
Associates	(21)	—	—		(21)
Profit/(loss) on ordinary activities before taxation	770	121	(60)		831
Taxation on profit on ordinary activities	(349)	(47)	1	(e)	(395)
Profit/(loss) on ordinary activities after taxation	421	74	(59)		436
Equity minority interests	(125)	(1)	—		(126)
Profit for the financial year	296	73	(59)		310

See notes to the unaudited pro forma Group income statement on page P-3.

Unaudited pro forma Group income statement for the year ended 31 March 2003—(continued)

Notes

1. The Group consolidated profit and loss account for the year ended 31 March 2003 has been extracted from the Group Accountants' Report set out on pages G-1 to G-94 of this document.

2. The results of Miller for the period commenced 1 April 2002 and ended 8 July 2002 have been extracted from the underlying management accounting records that have not previously been publicly reported and are presented in accordance with UK GAAP.

3. The pro forma adjustments arising in respect the period commenced 1 April 2002 and ended 8 July 2002 represent:

   (a) an additional goodwill amortisation charge of US$56 million in respect of goodwill arising on the acquisition of Miller. In accordance with group accounting policies, amortisation is calculated based upon an estimated useful life of 20 years on a straight-line basis. For a discussion of group accounting policies with respect to amortisation, see Note 2 to the Group Accountants' Report;

   (b) a reduction in the depreciation charge of US$3 million. This reduction arose from (i) an increase of US$2 million due to the depreciation of certain fair value adjustments made to tangible fixed assets in the Miller opening balance sheet as at 9 July 2002 offset by (ii) a reduction of US$5 million due to the revision of estimated useful lives of the Miller assets. For a discussion of group accounting policies with respect to depreciation, see Note 2 to the Group Accountants' Report;

   (c) a reduction in the pension and post retirement benefit charge of US$1 million following changes to certain assumptions introduced as part of the fair value exercise. For a discussion of group accounting policies with respect to pensions and post retirement benefits, see Note 2 to the Group Accountants' Report;

   (d) an additional interest expense of US$8 million on the US$2,000 million of debt in Miller raised on 17 May 2002 assuming the debt was in place from 1 April 2002. The interest rate has been calculated at a rate of 1.92% that being the LIBOR rate at 17 May 2002 plus 1%. Of the interest adjustment, $3 million relates to the amortisation of financing costs. The effect on the proforma annual interest expense of a 1/8% change on the $2,000 million debt in Miller would be an increase/decrease of US$3 million.

   (e) the taxation effect of the above adjustments. The taxation adjustment is calculated using a rate of 39.5% on each of the adjustments above with the exception of the adjustment to goodwill amortisation and the depreciation adjustment relating to the increased value of fixed assets for which there are no tax implications.

4. The Miller results for the period commenced 1 April 2002 and ended 8 July 2002 include costs of US$15 million charged by Altria Group, Inc. relating to various corporate and administrative services. This cost has not been adjusted for in the unaudited pro forma income statement above.

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